Exhibit 99.1
TEEKAY LNG PARTNERS L.P. 4th Floor, Belvedere Building 69 Pitts Bay Road Hamilton, HM 08 Bermuda
November 2, 2021
To the Common Unitholders of Teekay LNG Partners L.P.:
You are cordially invited to attend a special meeting (the “Special Meeting”) of the holders of common units (the “Common Unitholders”) of Teekay LNG Partners L.P., a Marshall Islands limited partnership (“Teekay LNG,” the “Partnership,” “we,” “us,” or “our”), to be held at Conyers Dill & Pearman Limited, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda on December 1, 2021, at 1:00 p.m., Atlantic Time.
On October 4, 2021, the Partnership entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”) with Stonepeak Limestone Holdings LP (f/k/a Stonepeak Infrastructure Fund IV Cayman (AIV III) LP), a Cayman Islands exempted limited partnership (“Parent”), Limestone Merger Sub, Inc., a Marshall Islands corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and Teekay GP L.L.C., a Marshall Islands limited liability company and the general partner of Teekay LNG (the “General Partner”), relating to the proposed acquisition of the Partnership by Parent. Pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into the Partnership (the “Merger”), with the Partnership continuing as the surviving entity of the Merger as a wholly-owned subsidiary of Parent.
As described in the accompanying proxy statement, in connection with the Merger, Parent or its subsidiaries will, upon the terms and subject to the conditions of applicable agreements, purchase from Teekay Corporation or its applicable subsidiaries (i) all of the outstanding limited liability company interest in the General Partner and (ii) the portion of the business of Teekay Corporation and its subsidiaries that provides certain services to the Partnership and the Partnership’s subsidiaries and joint ventures.
At the Special Meeting, you will be asked to consider and vote on proposals to:
(i)	approve the Merger Agreement and the Merger (the “Merger Proposal”); and
(ii)
adjourn the Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the Merger Agreement and the Merger at the time of the Special Meeting (the “Adjournment Proposal”).

If the Merger is completed, you will be entitled to receive $17.00, in cash, without interest, subject to deductions of any applicable withholding taxes, for each common unit representing a limited partner interest in Teekay LNG (each, a “Common Unit”), that you own, which represents a premium of approximately (i) 8.3% over the closing price of our Common Units on The New York Stock Exchange (the “NYSE”) on October 1, 2021, the last trading day prior to the date the Merger Agreement was publicly announced, and (ii) 12.3% and 17.5% over the volume weighted-average prices of our Common Units on the NYSE during the 60 and 180 trading days, respectively, up to, and including, October 1, 2021.
Each of our 9.00% Series A Cumulative Redeemable Perpetual Preferred Units (the “Series A Preferred Units”) and our 8.50% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Unit (the “Series B Preferred Units” and, together with the Series A Preferred Units, the “Preferred Units”) will be unaffected by the Merger and will be unchanged and remain outstanding, and no consideration will be delivered in respect thereof. The vote of the holders of our Preferred Units is not required to approve any of the proposals at the Special Meeting and is not being solicited.
Concurrently with the execution of the Merger Agreement, Teekay Corporation and its subsidiary Teekay Finance Limited entered into a Voting and Support Agreement (the “Support Agreement”) with Parent. Pursuant to the Support Agreement, Teekay Corporation and Teekay Finance Limited have agreed, among other things and upon the terms and subject to the conditions thereof, to vote the Common Units they own for approval of the Merger Proposal and against any competing proposals. For more information, please see “The Support Agreement” beginning on page 105. Teekay Corporation and its subsidiaries beneficially own approximately 41 % of the outstanding Common Units entitled to vote at the Special Meeting.

The Conflicts Committee (the “Conflicts Committee”) of the board of directors of the General Partner (the “GP Board”), after considering the factors more fully described in the accompanying proxy statement and after consultation with its legal and financial advisors, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby or referenced therein, including the Merger, are in the best interests of the Partnership and the Common Unitholders that are unaffiliated with Teekay Corporation and its affiliates (taking into account the totality of the relationships between the parties involved), (ii) approved the Merger Agreement and the transactions contemplated thereby or referenced therein, including the Merger, and (iii) recommended that the GP Board approve the Merger Agreement and the transactions contemplated thereby or referenced therein, including the Merger. The Conflicts Committee’s approval of the Merger Agreement and the transactions contemplated thereby or referenced therein was intended to constitute a “Special Approval” within the meaning of the Partnership’s limited partnership agreement (as amended, the “Partnership Agreement”). The GP Board, after considering the factors more fully described in the accompanying proxy statement and after consultation with its legal and financial advisors, has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of the Partnership and its Common Unitholders on the terms and conditions set forth in the Merger Agreement. The GP Board, after considering the factors described in the accompanying proxy statement, after consultation with the Partnership’s legal and financial advisors and based in part on the recommendation of the Conflicts Committee, also has (i) unanimously adopted resolutions approving and declaring the advisability of the Merger Agreement and the transactions contemplated thereby, including the Merger, on the terms and conditions set forth in the Merger Agreement and (ii) adopted resolutions recommending that the Common Unitholders of the Partnership entitled to vote approve the Merger Agreement and the Merger and directing that the Merger Agreement and the Merger be submitted to the unitholders of the Partnership entitled to vote for approval.
The GP Board, based in part upon the recommendation of the Conflicts Committee, unanimously recommends that you vote:
(1)	“FOR” the Merger Proposal; and
(2)	“FOR” the Adjournment Proposal.
Your vote is very important, regardless of the number of Common Units that you own. Whether or not you plan to attend the Special Meeting, please sign, date and return, as promptly as possible, the enclosed proxy card in the accompanying prepaid reply envelope. You also may submit a proxy electronically over the Internet or by telephone. We have provided instructions on the proxy card for using these convenient services. Your proxy may be revoked at any time before the vote at the Special Meeting by following the procedures outlined in the accompanying proxy statement. If you attend the Special Meeting and vote in person, your vote will revoke any proxy that you have previously submitted. We cannot complete the Merger unless the Merger Proposal is approved by the affirmative vote of the holders of at least a majority of the outstanding Common Units entitled to vote at the Special Meeting as of the close of business on October 28, 2021, the record date for the Special Meeting. Please note that any abstention or other failure to vote your Common Units will have the same effect as a vote “AGAINST” the Merger Proposal.
If you hold your Common Units in “street name” through a broker, bank, trustee or other nominee, you should instruct your broker, bank, trustee or other nominee how to vote your Common Units in accordance with the voting instruction form that you will receive from your broker, bank, trustee or other nominee. If you wish to vote at the Special Meeting, you must obtain a legal proxy in your name from your broker, bank, trustee or other nominee and present it to the inspector of elections with your ballot when you vote at the Special Meeting. Please also bring to the Special Meeting your account statement or letter from your bank, broker, trustee or other nominee evidencing your beneficial ownership of Common Units as of the record date and valid government-issued photo identification. Your broker, bank, trustee or other nominee cannot vote on any of the proposals, including the Merger Proposal, without your instructions. Without those instructions, your Common Units will not be voted, which will have the same effect as a vote “AGAINST” the Merger Proposal.
The accompanying proxy statement provides detailed information about the Special Meeting, the Merger Agreement and the Merger. In addition, you may obtain information about us from documents that we have filed with or furnished to the U.S. Securities and Exchange Commission. Please see “Where You Can Find More Information” beginning on page 116 in the accompanying proxy statement. A copy of the Merger Agreement is attached as

Annex A to the proxy statement, and a copy of the Support Agreement is attached as Annex B to the proxy statement. The proxy statement also describes the actions and determinations of the GP Board in connection with its evaluation of the Merger Agreement and the Merger. You are encouraged to read the proxy statement and its annexes, including the Merger Agreement and other agreements attached as annexes, carefully and in their entirety, as they contain important information related to the Merger Agreement and the Merger.
If you have any questions or need assistance voting your Common Units, please contact our proxy solicitor:
MACKENZIE PARTNERS, INC.
1407 Broadway
New York, NY, 10018
Unitholders, Banks and Brokers Call Toll Free: (800) 322-2885
On behalf of the Teekay LNG, thank you for your continued support and appreciate your consideration of these matters.
Sincerely,

KENNETH HVID Chairman of the Board
The accompanying proxy statement is dated November 2, 2021 and, together with the enclosed form of proxy card, is first being mailed to Common Unitholders on or about November 2, 2021.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Merger, passed upon the merits or fairness of the Merger Agreement or the transactions contemplated thereby, including the proposed Merger, or passed upon the adequacy or accuracy of the information contained in the accompanying proxy statement. Any representation to the contrary is a criminal offense.

TEEKAY LNG PARTNERS L.P. 4th Floor, Belvedere Building 69 Pitts Bay Road Hamilton, HM 08 Bermuda
NOTICE OF SPECIAL MEETING OF COMMON UNITHOLDERS
TO BE HELD December 1, 2021
To the Common Unitholders of Teekay LNG Partners L.P.:
Notice is hereby given that a special meeting (the “Special Meeting”) of the holders of common units (the “Common Unitholders”) of Teekay LNG Partners L.P., a Marshall Islands limited partnership (“Teekay LNG,” the “Partnership,” “we,” “us,” or “our”), will be held at Conyers Dill & Pearman Limited, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda on December 1, 2021, at 1:00 p.m., Atlantic Time.
The Special Meeting will be held for the following purposes:
1. To consider and vote on a proposal to approve the Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), dated as of October 4, 2021, by and among Stonepeak Limestone Holdings LP (f/k/a/ Stonepeak Infrastructure Fund IV Cayman (AIV III) LP) a Cayman Islands exempted limited partnership (“Parent”), Limestone Merger Sub, Inc., a Marshall Islands corporation and wholly-owned subsidiary of Parent (“Merger Sub”), the Partnership and Teekay GP L.L.C., a Marshall Islands limited liability company and the general partner of Teekay LNG (the “General Partner”), relating to the proposed acquisition of the Partnership by Parent and the Merger (the “Merger Proposal”). Pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into the Partnership (the “Merger”), with the Partnership continuing as the surviving entity of the Merger as a wholly-owned subsidiary of Parent. A copy of the Merger Agreement is attached as Annex A to the proxy statement.
2. To consider and vote on a proposal to adjourn the Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the Merger Agreement and the Merger at the time of the Special Meeting (the “Adjournment Proposal”).
Any action on the items of business described above may be considered at the Special Meeting or at any time and date to which the Special Meeting may be properly adjourned or postponed.
Only holders of record of our common units (the “Common Units”), as of the close of business on October 28, 2021 (the “Record Date”), are entitled to notice of, and to vote at, the Special Meeting or any adjournment or postponement thereof. The vote of the holders of our Series A Preferred Units and Series B Preferred Units (as defined in the proxy statement) is not required to approve any of the proposals at the Special Meeting and is not being solicited.
A list of Common Unitholders of record will be available for inspection at our corporate headquarters located at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton HM 08, Bermuda, during ordinary business hours during the 10-day period before the Special Meeting and at the Special Meeting or any adjournments or postponements thereof.
The Conflicts Committee (the “Conflicts Committee”) of the board of directors of the General Partner (the “GP Board”), after considering the factors more fully described in the accompanying proxy statement and after consultation with its legal and financial advisors, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby or referenced therein, including the Merger, are in the best interests of the Partnership and the Common Unitholders that are unaffiliated with Teekay Corporation and its affiliates (taking into account the totality of the relationships between the parties involved), (ii) approved the Merger Agreement and the transactions contemplated thereby or referenced therein, including the Merger, and (iii) recommended that the GP Board approve the Merger Agreement and the transactions contemplated thereby or referenced therein, including the Merger. The Conflicts Committee’s approval of the Merger Agreement and the transactions contemplated thereby or referenced therein was intended to constitute a “Special Approval” within the meaning of the Partnership Agreement. The GP Board, after considering the factors more fully described in the accompanying proxy statement and after consultation with its legal and financial advisors, has unanimously determined that the Merger Agreement and the
i

transactions contemplated thereby, including the Merger, are fair to and in the best interests of the Partnership and its Common Unitholders on the terms and conditions set forth in the Merger Agreement. The GP Board, after considering the factors described in the accompanying proxy statement, after consultation with the Partnership’s legal and financial advisors and based in part on the recommendation of the Conflicts Committee, also has (i) unanimously adopted resolutions approving and declaring the advisability of the Merger Agreement and the transactions contemplated thereby, including the Merger, on the terms and conditions set forth in the Merger Agreement and (ii) adopted resolutions recommending that the Common Unitholders of the Partnership entitled to vote approve the Merger Agreement and the Merger and directing that the Merger Agreement and Merger be submitted to the unitholders of the Partnership entitled to vote for approval.
The GP Board, based in part upon the recommendation of the Conflicts Committee, unanimously recommends that you vote:
(1)	“FOR” the Merger Proposal; and
(2)	“FOR” the Adjournment Proposal.
Your vote is very important, regardless of the number of Common Units that you own. Whether or not you plan to attend the Special Meeting, please sign, date and return, as promptly as possible, the enclosed proxy card in the accompanying prepaid reply envelope. You also may submit a proxy electronically over the Internet or by telephone. We have provided instructions on the proxy card for using these convenient services. Your proxy may be revoked at any time before the vote at the Special Meeting by following the procedures outlined in the proxy statement. If you attend the Special Meeting and vote in person, your vote will revoke any proxy that you have previously submitted. We cannot complete the Merger unless the Merger Proposal is approved by the affirmative vote of the holders of at least a majority of the outstanding Common Units entitled to vote at the Special Meeting as of the Record Date. Please note that any abstention or other failure to vote your Common Units will have the same effect as a vote “AGAINST” the Merger Proposal. Approval of the Adjournment Proposal requires the affirmative vote of a majority of the Common Units present in person or represented by proxy and entitled to vote on such proposal at the Special Meeting as of the Record Date. Abstentions will have the same effect as a vote “AGAINST” the Adjournment Proposal but the failure to vote your Common Units and broker non-votes, if any, will have no effect on the outcome of the Adjournment Proposal.
If you hold your Common Units in “street name” through a broker, bank, trustee or other nominee, you should instruct your broker, bank, trustee or other nominee how to vote your Common Units in accordance with the voting instruction form that you will receive from your broker, bank, trustee or other nominee. If you wish to vote at the Special Meeting, you must obtain a legal proxy in your name from your broker, bank, trustee or other nominee and present it to the inspector of elections with your ballot when you vote at the Special Meeting. Please also bring to the Special Meeting your account statement or letter from your bank, broker, trustee or other nominee evidencing your beneficial ownership of Common Units as of the record date and valid government-issued photo identification. Your broker, bank, trustee or other nominee cannot vote on any of the proposals, including the Merger Proposal, without your instructions. Without those instructions, your Common Units will not be voted, which will have the same effect as a vote “AGAINST” the Merger Proposal.
You are encouraged to read the proxy statement and its annexes, including all documents incorporated by reference into the proxy statement, carefully and in their entirety. If you have any questions concerning the Merger, the Special Meeting or the proxy statement, would like additional copies of the accompanying proxy statement or need help voting your Common Units, please contact our proxy solicitor:
MACKENZIE PARTNERS, INC.
1407 Broadway
New York, NY, 10018
Unitholders, Banks and Brokers Call Toll Free: (800) 322-2885
ii

Whether or not you plan to attend the Special Meeting, please sign, date and return, as promptly as possible, the enclosed proxy card in the accompanying prepaid reply envelope. You also may submit a proxy electronically over the Internet or by telephone. Your proxy may be revoked at any time before the vote at the Special Meeting by following the procedures outlined in the proxy statement.
By Order of the Board of Directors of
Teekay GP L.L.C.

KENNETH HVID
Chairman of the Board
Dated: November 2, 2021
The accompanying proxy statement is dated November 2, 2021 and, together with the enclosed form of proxy card, is first being mailed to Common Unitholders on or about November 2, 2021.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Merger, passed upon the merits or fairness of the Merger Agreement or the transactions contemplated thereby, including the proposed Merger, or passed upon the adequacy or accuracy of the information contained in the accompanying proxy statement. Any representation to the contrary is a criminal offense.
iii

This proxy statement contains information related to a special meeting (the “Special Meeting”) of the holders of common units (the “Common Unitholders”) of Teekay LNG Partners L.P., a Marshall Islands limited partnership (“Teekay LNG,” the “Partnership,” “we,” “us,” or “our”), to be held at Conyers Dill & Pearman Limited, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda on December 1, 2021, at 1:00 p.m., Atlantic Time.
On October 4, 2021, the Partnership entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”) with Stonepeak Limestone Holdings LP (f/k/a Stonepeak Infrastructure Fund IV Cayman (AIV III) LP), a Cayman Islands exempted limited partnership (“Parent”), Limestone Merger Sub, Inc., a Marshall Islands corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and Teekay GP L.L.C., a Marshall Islands limited liability company and the general partner of Teekay LNG (the “General Partner”), relating to the proposed acquisition of the Partnership by Parent. Pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into the Partnership (the “Merger”), with the Partnership continuing as the surviving entity of the Merger as a wholly-owned subsidiary of Parent.
As described in this proxy statement, if the Merger is completed, upon the effective time of the Merger (the “Effective Time”), common units representing limited partner interests in the Partnership (each, a “Common Unit”) (other than Excluded Units (as defined below)) that are issued and outstanding immediately prior to the Effective Time, will cease to be outstanding and will be converted into the right to receive the Merger Consideration (as defined below). Also as described in this proxy statement, in connection with the Merger, Parent or its subsidiaries will, upon the terms and subject to the conditions of applicable agreements, purchase from Teekay Corporation or its applicable subsidiaries (i) all of the outstanding limited liability company interest in the General Partner (the “GP Transfer”) and (ii) the portion of the business of Teekay Corporation’s restructured subsidiaries that provides certain services to the Partnership and the Partnership’s subsidiaries and joint ventures (such transaction being the “Management Services Transfer”).
We are furnishing this proxy statement to our Common Unitholders as part of the solicitation of proxies by the board of directors of the General Partner (the “GP Board”) for use at the Special Meeting. At the Special Meeting, you will be asked to consider and vote on proposals to: (i) approve the Merger Agreement and the Merger (the “Merger Proposal”); and (ii) adjourn the Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the Merger Agreement and the Merger at the time of the Special Meeting (the “Adjournment Proposal”). A copy of the Merger Agreement is attached as Annex A to the proxy statement, a copy of that certain Voting and Support Agreement, dated October 4, 2021, among Teekay Corporation, Teekay Finance Limited and Parent (the “Support Agreement”) is attached as Annex B to the proxy statement, and a copy of that certain Limited Liability Company Interest Purchase Agreement, dated October 4, 2021, between Teekay Corporation and Parent (the “GP Purchase Agreement”) is attached as Annex C to the proxy statement.
This proxy statement is dated November 2, 2021 and, together with the enclosed form of proxy card, is first being mailed to Common Unitholders on or about November 2, 2021.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Merger, passed upon the merits or fairness of the Merger Agreement or the transactions contemplated thereby, including the proposed Merger, or passed upon the adequacy or accuracy of the information contained in the accompanying proxy statement. Any representation to the contrary is a criminal offense.

SUMMARY TERM SHEET
This summary term sheet, together with the following section entitled “Questions and Answers,” highlights selected information from this proxy statement, including with respect to the Merger Agreement and the transactions contemplated thereby, including the Merger, and may not contain all of the information that may be important to you. To understand the Merger more fully and for a more complete description of the legal terms of the Merger and the Merger Agreement, you should carefully read this entire proxy statement, the annexes to this proxy statement and the documents that we refer to, or incorporate by reference, in this proxy statement. Each item in this summary term sheet includes a page reference directing you to a more complete description of that topic. You may obtain the information incorporated by reference in this proxy statement without charge by following the instructions under “Where You Can Find More Information” beginning on page 116. The Merger Agreement is attached as Annex A to this proxy statement. We encourage you to read the Merger Agreement, which is the legal document that governs the Merger, carefully and in its entirety.
Parties Involved in the Merger (Page 37)
Teekay LNG Partners L.P.
Teekay LNG is a limited partnership formed under the laws of the Republic of the Marshall Islands. We are an international provider of marine transportation services focusing on liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG). We generate revenues by charging customers for the transportation of their LNG and LPG using our vessels. The substantial majority of these transportation services are provided through time-charter contracts, where vessels are chartered to customers for fixed periods of time at rates that are generally fixed but may contain a variable component based on inflation, interest rates or other factors. We were formed in 2004 by Teekay Corporation (NYSE: TK), a portfolio manager of marine services to the global oil and natural gas industries, to expand its operations in the LNG shipping sector. Teekay Corporation, which indirectly owns and controls our General Partner, indirectly owns our general partner interest (the “General Partner Interest”) and as of the Record Date indirectly owned approximately 41% of our outstanding Common Units. Please see “Where You Can Find More Information” for additional information regarding us.
Our Common Units are listed on The New York Stock Exchange (the “NYSE”) under the symbol “TGP.” In addition, our 9.00% Series A Cumulative Redeemable Perpetual Preferred Units (the “Series A Preferred Units”) and our 8.50% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Unit (the “Series B Preferred Units” and, together with the Series A Preferred Units, the “Preferred Units”) are listed on the NYSE under the symbols “TGPPA” and “TGPPB,” respectively.
Our Fifth Amended and Restated Agreement of Limited Partnership (as amended, our “Partnership Agreement”) has been filed as Exhibit 4.1 to our Report on Form 6-K (File No. 001-32479), filed with the U.S. Securities and Exchange Commission (“SEC”) on May 11, 2020. Our principal executive office is located at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda, and our telephone number is (441) 298-2530.
Teekay GP L.L.C.
Our sole General Partner is Teekay GP L.L.C., a limited liability company organized under the laws of the Republic of the Marshall Islands and a wholly-owned indirect subsidiary of Teekay Corporation. The General Partner holds the sole General Partner Interest in us.
Stonepeak Limestone Holdings LP (f/k/a Stonepeak Infrastructure Fund IV Cayman (AIV III) LP)
Parent is a Cayman Islands exempted limited partnership formed in 2021 solely for the purposes of entering into the transactions contemplated by the Merger Agreement and related agreements and completing the Merger and the other transactions contemplated thereby, and has not entered into any business activities other than in connection with the transactions contemplated by the Merger Agreement and related agreements. Upon the completion of the Merger, the Partnership, as the surviving entity, will be a wholly owned subsidiary of Parent.
Limestone Merger Sub, Inc.
Merger Sub is a Marshall Islands corporation and a wholly-owned subsidiary of Parent. Merger Sub was incorporated in 2021 by Parent solely for the purposes of entering into the transactions contemplated by the Merger Agreement and related agreements and completing the Merger and the other transactions contemplated thereby, and has not entered into any business activities other than in connection with the transactions contemplated by the Merger Agreement and related agreements. Upon completion of the Merger, Merger Sub will cease to exist and the Partnership will continue as the surviving entity of the Merger.
Parent and Merger Sub are each affiliated with Stonepeak Partners LP (“Stonepeak”). Stonepeak is a leading alternative investment firm specializing in infrastructure and real assets with approximately $39 billion of assets under management. Through its investment in defensive, hard-asset businesses globally, Stonepeak aims to create value for its investors and portfolio companies, and to have a positive impact on the communities in which it operates. Stonepeak sponsors investment vehicles focused on private equity and credit. The firm provides capital, operational support, and committed partnership to sustainably grow investments in its target sectors, which include communications, energy transition, power and renewable energy, transport and logistics, and water. Stonepeak is headquartered in New York with offices in Houston, Austin and Hong Kong.
The Special Meeting (Page 31)
Date, Time and Place
The Special Meeting will be held at Conyers Dill & Pearman Limited, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda on December 1, 2021, at 1:00 p.m., Atlantic Time. Only Common Unitholders as of the close of business on the Record Date (as defined in “—Record Date; Units Entitled to Vote” beginning on page 31) will be able to attend the Special Meeting and vote, ask questions and access the list of Common Unitholders. The Special Meeting is expected to begin promptly at 1:00 p.m., Atlantic Time.
Purpose of the Special Meeting
At the Special Meeting, we will ask Common Unitholders to vote on each of the (1) Merger Proposal and (2) Adjournment Proposal.
Record Date; Units Entitled to Vote
Holders of the outstanding Common Units as of the close of business on October 28, 2021, the record date for the Special Meeting (the “Record Date”), are entitled to notice of, and to vote at, the Special Meeting.
As of the Record Date, there were 87,010,420 Common Units outstanding, each entitled to one vote per unit (subject to the Cutback, as defined below). Therefore, a total of 87,010,420 votes (subject to the Cutback) are eligible to be cast at the Special Meeting.
The vote of the holders of our Preferred Units is not required to approve any of the proposals at the Special Meeting and is not being solicited.
Quorum
As of the Record Date, there were 87,010,420 Common Units outstanding and entitled to vote at the Special Meeting. The quorum requirement for holding the Special Meeting and transacting business is that holders of a majority of our Common Units entitled to vote must be present in person or represented by proxy at the Special Meeting. Abstentions will be counted as present for the purpose of determining whether a quorum is present; however “broker non-votes” (described in more detail below in “—Voting of Proxies” beginning on page 32), if any, will not be counted as present for the purpose of determining whether a quorum is present at the Special Meeting. If your Common Units are held in “street name” by your broker, bank, trustee or other nominee and you do not tell your broker, bank, trustee or other nominee how to vote your Common Units, these Common Units will not be counted for purposes of determining whether a quorum is present for the transaction of business at the Special Meeting.
Vote Required
The approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding Common Units entitled to vote at the Special Meeting as of the Record Date. The failure of any Common Unitholder to vote, abstentions, and broker non-votes, if any, will have the same effect as a vote by that Common Unitholder “AGAINST” the Merger Proposal. Approval of the Adjournment Proposal requires the affirmative vote of a majority of the Common Units present in person or represented by proxy and entitled to vote on such proposal at the Special Meeting as of the Record Date. Abstentions will have the same effect as a vote “AGAINST” the Adjournment Proposal, but the failure to vote your Common Units and broker non-votes, if any, will have no effect on the outcome of the Adjournment Proposal.

The Partnership Agreement restricts Common Unitholders’ voting rights (such restriction, the “Cutback”) by providing that, without the prior approval of the GP Board, if any person or group owns beneficially more than 20% of the outstanding Common Units, any such Common Units owned by that person or group may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of Common Unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes, unless required by applicable law. Because the Common Units in excess of 20% of the outstanding Common Units held by any such Common Unitholders will not be considered outstanding for voting purposes, the voting rights of any such Common Unitholders would effectively be redistributed pro rata among the other unitholders holding less than 20% of the voting power of all Common Units. Our General Partner, its affiliates and persons who acquired more than 20% of the Common Units with the prior approval of the GP Board will not be subject to the Cutback.
Subject to the Cutback, each Common Unit is entitled to one vote per unit.
Common Units Held by Certain Persons
As of the Record Date, the directors and officers of our General Partner, our subsidiary Teekay Gas Group Ltd. (the “Service Provider”)1 and Teekay Corporation, beneficially owned and were entitled to vote, in the aggregate, less than 1.0% of the aggregate Common Units entitled to vote at the Special Meeting (excluding Common Units owned by Teekay Corporation and its subsidiaries). The directors and executive officers of the General Partner or the Service Provider and of Teekay Corporation have informed the Partnership that they currently intend to vote all of their Common Units “FOR” each of the proposals to be considered and voted on at the Special Meeting.
Concurrently with the execution of the Merger Agreement, Teekay Corporation and its subsidiary Teekay Finance Limited entered into a Voting and Support Agreement (the “Support Agreement”) with Parent. Pursuant to the Support Agreement, Teekay Corporation and Teekay Finance Limited have agreed, among other things and upon the terms and subject to the conditions thereof, to vote the Common Units they own for approval of the Merger Proposal and against any competing proposals. For more information, please see “The Support Agreement” beginning on page 105. Teekay Corporation and its subsidiaries beneficially own approximately 41% of the outstanding Common Units entitled to vote at the Special Meeting.
Voting of Proxies
Any holder of record of Common Units entitled to vote at the Special Meeting may submit a proxy by returning a signed proxy card by mail in the accompanying prepaid reply envelope or granting a proxy electronically over the Internet or by telephone, or may vote in person at the Special Meeting. If you are a beneficial owner and hold your Common Units in “street name” through a broker, bank, trustee or other nominee, you should instruct your broker, bank, trustee or other nominee on how you wish to vote your Common Units using the instructions provided by your broker, bank, trustee or other nominee. Under NYSE rules, brokers, banks, trustees and other nominees have the discretion to vote on routine matters. However, the proposals to be considered at the Special Meeting are non-routine matters, and brokers, banks, trustees and other nominees cannot vote on any of these proposals without your instructions. As a result, absent specific instructions from the beneficial owner of such Common Units, brokers are not empowered to vote those Common Units, referred to generally as “broker non-votes.” Broker non-votes, if any, will not be treated as Common Units that are present at the Special Meeting for purposes of determining whether a quorum exists and will have the same effect as votes “AGAINST” the Merger Proposal. Broker non-votes, if any, will have no effect on the Adjournment Proposal, whether or not a quorum is present. Because none of the proposals to be voted on at the Special Meeting are routine matters for which brokers may have discretionary authority to vote, we do not expect any broker non-votes at the Special Meeting. Therefore, it is important that you cast your vote or instruct your broker, bank, trustee or other nominee on how you wish to vote your Common Units.
All outstanding Common Units represented by properly executed proxies received in time for the Special Meeting will be voted at the Special Meeting in the manner specified by the proxy holders. Properly executed proxies that do not contain voting instructions will be voted “FOR” the Merger Proposal and “FOR” the Adjournment Proposal.
[1]
The Service Provider provides services to us, pursuant to existing agreements, using persons employed by various subsidiaries of Teekay Corporation, including the services of the Chief Executive Officer and the Chief Financial Officer of the Service Provider. Other services subsidiaries of Teekay Corporation provide to us include, in the case of our operating subsidiaries, substantially all of their managerial, operational and administrative services and other technical and advisory services, and in the case of the Partnership, various administrative services.

Common Units represented at the Special Meeting but not voted, including Common Units for which proxies have been received but for which Common Unitholders have abstained, will be treated as present at the Special Meeting for purposes of determining the presence or absence of a quorum for the transaction of all business.
Only Common Units affirmatively voted for the Merger Proposal, including properly executed proxies that do not contain specific voting instructions, will be counted “FOR” that proposal.
If you abstain from voting, it will have the same effect as a vote “AGAINST” the Merger Proposal, whether or not a quorum is present.
If you do not execute a proxy card and do not vote in person at the Special Meeting, it will have the same effect as a vote “AGAINST” the Merger Proposal, but will have no effect on the Adjournment Proposal, whether or not a quorum is present.
Revocability of Proxies
If you are a Common Unitholder of record on the Record Date, you may change your vote or revoke your proxy at any time before it is voted at the Special Meeting by: (i) signing another proxy card with a later date and returning it to us prior to the Special Meeting; (ii) submitting a new proxy to us electronically over the Internet or by telephone after the date of the earlier submitted proxy; (iii) delivering a written notice of revocation to our Corporate Secretary at Teekay LNG Partners L.P., 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton HM 08, Bermuda; or (iv) attending the Special Meeting and voting in person (however, simply attending the Special Meeting will not cause your proxy to be revoked).
If you hold your Common Units in “street name,” you should contact your broker, bank, trustee or other nominee for instructions regarding how to change your vote. You may also vote in person at the Special Meeting if you obtain a legal proxy in your name from your broker, bank, trustee or other nominee and present it to the inspector of elections with your ballot when you vote at the Special Meeting. Please also bring to the Special Meeting your account statement or letter from your bank, broker, trustee or other nominee evidencing your beneficial ownership of Common Units as of the Record Date and valid government-issued photo identification.
The Merger (Page 37)
Upon the terms and subject to the satisfaction or waiver of the conditions of the Merger Agreement, if the Merger is completed, Merger Sub will merge with and into the Partnership, and the Partnership will continue as the surviving entity and as a wholly-owned subsidiary of Parent.
As described in “—Merger Consideration” below, if the Merger is completed, Common Units that are issued and outstanding immediately prior to the Effective Time will cease to be outstanding and will be converted into the right to receive the Merger Consideration. Also as described in this proxy statement, in connection with the Merger, Parent or its subsidiaries will, upon the terms and subject to the conditions of applicable agreements, purchase from Teekay Corporation or its applicable subsidiaries (i) all of the outstanding limited liability company interest in the General Partner pursuant to the GP Transfer and (ii) the portion of the business of Teekay Corporation’s subsidiaries that provides certain services to the Partnership and the Partnership’s subsidiaries and joint ventures, pursuant to the Management Services Transfer. For additional information, please see “The GP Purchase Agreement” and “Other Transaction Agreements—The Management Services Restructuring and Purchase Agreement” beginning on pages 107 and 109, respectively.
Effect on the Partnership if the Merger is Not Completed
If the Merger Agreement and the Merger are not approved by the required vote of our Common Unitholders, or if the Merger is not completed for any other reason, our unitholders will not receive any payment for their Common Units. Instead, each of our Common Units, our Preferred Units (together with our Common Units, the “units”), will continue to be listed and traded on the NYSE and registered under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and we will continue to file and furnish periodic and other reports with the SEC. If the Merger is not completed, depending on the circumstances that caused the Merger not to be completed, the price of our Common Units may decline significantly, and if that were to occur, it is uncertain when, if ever, the price of our Common Units would return to the price at which it traded as of the date of this proxy statement.
If the Merger Agreement is terminated under specified circumstances, we will be required to pay Parent a fee of approximately $44.6 million (the “Partnership Termination Fee “) or Parent will be required to pay us a fee of approximately $89.1 million (the “Parent Termination Fee”). Upon certain terminations of the Merger Agreement, the Partnership will be required pay certain expenses incurred by Parent or its affiliates in connection with the Merger Agreement and the transactions contemplated thereby.
For more details, please see “The Merger—Effect on the Partnership if the Merger is Not Completed” beginning on page 38.
Merger Consideration
Upon the Effective Time, each Common Unit that is issued and outstanding immediately prior to the Effective Time (other than any Common Units owned immediately prior to the Effective Time by the Partnership, Parent or their respective wholly owned subsidiaries (“Excluded Units”)), will cease to be outstanding and will be converted into the right to receive $17.00, in cash, without interest, subject to deductions of any applicable withholding taxes (the “Merger Consideration”). Each of our Preferred Units will be unaffected by the Merger and will be unchanged and remain outstanding, and no consideration will be delivered in respect thereof. The vote of the holders of our Preferred Units is not required to approve any of the proposals at the Special Meeting and is not being solicited.
For a description of the treatment in the Merger of our outstanding equity-based awards, please see “The Merger Agreement—Treatment of Incentive Equity Awards.”
Following the completion of the Merger, you will no longer own any Common Units of the surviving entity. You will have the right to receive the Merger Consideration, but you will no longer have any other rights as a holder of Common Units of the Partnership.
Payments to Teekay Corporation and its Subsidiaries
Under the Merger Agreement, Teekay Corporation or its subsidiaries will receive from Parent a total of approximately $611.3 million of Merger Consideration in exchange for the 35,958,374 Common Units beneficially owned by Teekay Corporation and its subsidiaries immediately prior to the Effective Time.
If the GP Transfer is completed, pursuant to the GP Purchase Agreement Parent will pay to Teekay Corporation or its applicable subsidiaries a total of approximately $26.4 million in cash, in exchange for all of the outstanding limited liability company interest in the General Partner. The General Partner holds 100% of the General Partner Interest of the Partnership, which represents an economic ownership interest in the Partnership equal to 1,555,061 Common Units. Such total purchase price is equivalent to $17.00 per Common Unit equivalent represented by the General Partner Interest, the same per unit amount as the per Common Unit Merger Consideration payable in connection with the Merger.
If the Management Services Transfer is completed, Parent will pay (or will cause Teekay LNG Operating L.L.C., a Marshall Islands limited liability company and subsidiary of the Partnership (“Opco”), to pay) to Teekay Corporation approximately $3.34 million in cash in exchange for the transfer to Opco of the contracts, personnel, assets and liabilities of Teekay Corporation’s restructured subsidiaries used in providing certain services to the Partnership and Partnership subsidiaries and joint ventures. For additional information, please see “The GP Purchase Agreement” and “Other Transaction Agreements—The Management Services Restructuring and Purchase Agreement” beginning on pages 107 and 109, respectively.
If the Merger is consummated, the Partnership will pay or reimburse Teekay Corporation for certain costs as described in “The Merger—Interests of Certain Persons in the Merger—Payment or Reimbursement of Costs” beginning on page 78.
Treatment of Incentive Equity Awards
Each restricted unit granted by the Partnership is equal in value to one Common Unit plus reinvested distributions from the grant date to the vesting date. As of the Effective Time, each restricted unit award subject to the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan (the “Equity Incentive Plan”) that is outstanding immediately prior to the Effective Time will automatically become fully vested, cancelled and converted into the right to receive an amount in cash equal to the product of (i) the Merger Consideration and (ii) the number of Common Units subject to such restricted unit award held by such holder, subject to any applicable withholding taxes. Holders of restricted units will also be entitled to an amount equal to the aggregate reinvested distributions on Common Units subject to the award from the grant date of the award until the Effective Time. As of the date of this proxy statement, only restricted unit awards are outstanding under the Equity Incentive Plan.

Governmental and Regulatory Approvals
Pursuant to the terms of the Merger Agreement, each party to Merger Agreement will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate the Merger and the other transactions contemplated by the Merger Agreement as promptly as practicable, including, among other things, (a)(i) preparing and filing all necessary or advisable applications, notices, petitions, filings and other documents required to be prepared or filed by such party and (ii) using its reasonable best efforts to obtain as promptly as practicable and advisable and in any event prior to June 30, 2022 all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations necessary or advisable to be obtained by such party from any government entity (including under certain antitrust, competition or trade regulation laws or any foreign direct investment laws) in order to consummate the Merger or any of such other transactions and (b) cooperating with the other party required to file such applications, notices, petitions, filings and other documents by using its reasonable best efforts to take all steps as may be necessary in connection therewith, including providing all necessary information and assistance reasonably requested by such party.
Please see “The Merger Agreement—Governmental and Regulatory Approvals” for additional information.
Financing of the Merger
The consummation of the Merger is not subject to a financing condition. The Partnership and Parent estimate that the total amount of funds required to complete the Merger and the transactions contemplated thereby and to pay related fees and expenses will be approximately $1.5 billion.
Parent and Merger Sub have delivered to the Partnership an executed commitment letter, dated October 4, 2021, from Stonepeak Infrastructure Fund IV Cayman (AIV II) LP and Stonepeak Asia Infrastructure Fund LP, pursuant to which certain investors have committed to Parent and/or Merger Sub the cash amounts necessary to satisfy the Merger Consideration at the closing of the Merger (the “Closing”, and such date, the “Closing Date”). Parent and Merger Sub have also delivered to the Partnership an executed commitment letter, dated October 4, 2021, from Stonepeak Infrastructure Fund IV Cayman (AIV II) LP and Stonepeak Asia Infrastructure Fund LP, pursuant to which certain investors have committed to Parent and/or Merger Sub the cash amounts necessary to satisfy the payment obligations under the GP Purchase Agreement at the Closing. For more information, please see “The Merger—Financing of the Merger” beginning on page 76.
Conditions to the Merger
The respective obligations of each party to effect the Merger is subject to the satisfaction or waiver (where permissible pursuant to applicable law) on or prior to the Effective Time of certain conditions, including, among others, that:
•
the holders of a majority of the outstanding Common Units entitled to vote at the Special Meeting on the approval of the Merger Agreement will have affirmatively voted to approve such proposal (the “Partnership Unitholder Approval”);

•
no statute, rule, regulation or other law (other than any antitrust, competition, trade regulation or foreign direct investment law) will have been enacted or promulgated by any government entity of competent jurisdiction which prohibits or makes illegal the consummation of the Merger, and there will not be in effect any order or injunction of any governmental entity of competent jurisdiction preventing the consummation of the Merger;

•
all consents, notices and other clearances under antitrust, competition, trade regulation and any foreign direct investment laws required or reasonably advisable under applicable laws will have been obtained;

•	the closing of the purchase of the General Partner Interest pursuant to the GP Purchase Agreement (the “GP Closing”) will have been consummated concurrently with the Closing; and
•	the closing of the transaction contemplated by the Management Services Restructuring and Purchase Agreement (the “Services Companies Closing”) will have been consummated concurrently with the Closing.

The respective obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or waiver by Parent at or prior to the Effective Time of certain conditions, including, among others, that:
•
the representations and warranties of the Partnership will be true and correct in all respects, subject to certain exceptions (including, among others, materiality and material adverse effect qualifications regarding their accuracy and matters contained in the Partnership Disclosure Letter (as defined in the Merger Agreement));

•
the General Partner and the Partnership will have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by them under the Merger Agreement at or prior to the Effective Time;

•
there will have been no occurrences that, individually or in the aggregate, have had and continue to have, or would reasonably be expected to have a Partnership Material Adverse Effect (as defined in “The Merger Agreement—Adverse Impact and Material Adverse Effect Definitions”);

•	the Support Agreement and the Covenant Agreement (as defined below) each remains in full force and effect;
•	all required commercial consents in connection with the Merger and the related transactions will have been obtained in compliance with the terms of the Merger Agreement; and
•	all required debt-related consents in connection with the Merger and the related transactions will have been obtained in compliance with the terms of the Merger Agreement.
The Partnership’s obligation to effect the Merger is further subject to the satisfaction or waiver by the Partnership of certain conditions at or prior to the Effective Time, including, among others, that:
•
the representations and warranties of Parent will be true and correct in all respects, subject to certain exceptions (including, among others, materiality and material adverse effect qualifications regarding their accuracy and matters contained in the Parent Disclosure Letter (as defined in the Merger Agreement)); and

•
Parent and Merger Sub will have performed or complied in all material respects with the obligations, covenants and agreements required to be performed or complied with by them under the Merger Agreement at or prior to the Effective Time.

For more information, please see “The Merger Agreement—Conditions to the Merger” beginning on page 101.
Interests of Certain Persons in the Merger
When considering the unanimous recommendation of the GP Board that you vote to approve the Merger Proposal (which GP Board recommendation was based in part on the unanimous recommendation by the Conflicts Committee to the GP Board that the GP Board approve the Merger Agreement and the transactions contemplated thereby, including the Merger), you should be aware that the directors and officers of our General Partner, the Service Provider, Teekay Corporation and their affiliates may have interests in the Merger that are different from, or in addition to, the interests of unitholders generally, as more fully described below. In (i) the Conflicts Committee’s evaluating the Merger Agreement and the GP Board’s evaluating and negotiating the Merger Agreement; (ii) the GP Board’s approving and declaring the advisability of the Merger Agreement and the transactions contemplated thereby, including the Merger, on the terms and conditions set forth in the Merger Agreement; and (iii) the Conflicts Committee making its recommendation to the GP Board, and the GP Board recommending that the unitholders of the Partnership entitled to vote approve the Merger Agreement and the Merger and the GP Board directing that the Merger Agreement and the Merger be submitted to the unitholders of the Partnership entitled to vote for approval, the Conflicts Committee and GP Board were aware of and considered these interests to the extent that they existed at the time, among other matters. These interests include the following:
•
Treatment of Incentive Equity Awards. Certain directors and officers of our General Partner, the Service Provider and Teekay Corporation hold restricted unit awards that will, automatically upon the Effective Time, become fully vested, cancelled and converted into the right to receive an amount in cash equal to the product of (i) the Merger Consideration and (ii) the number of Common Units subject to such restricted unit award held by such holder (please see “The Merger—Interests of Certain Persons in the

Merger—Treatment of Incentive Equity Awards” beginning on page 39); holders of restricted units will also be entitled to an amount equal to the aggregate reinvested distributions on Common Units subject to the award from the grant date of the award until the Effective Time, consistent with the terms of the restricted units;
•
Performance Bonus Arrangements. If the Merger is consummated, certain officers and other employees of Teekay Corporation and its subsidiaries who are involved in the Merger and related transactions (including, among others, the Chief Executive Officer and the Chief Financial Officer of the Service Provider), will receive cash payments pursuant to special incentive awards granted by Teekay Corporation in January 2021 (please see “The Merger—Interests of Certain Persons in the Merger—Performance Bonus Arrangements” and “—Payment or Reimbursement of Costs” beginning on pages 77 and 78, respectively);

•
Severance Benefits. Certain officers of the Service Provider are entitled to severance benefits under their respective existing employment or service agreements with Teekay Corporation or its subsidiaries if their employment terminates in certain circumstances, which are described in “The Merger—Interests of Certain Persons in the Merger—Severance Benefits” beginning on page 77;

•
Employment Agreements. It is anticipated that, in connection with the Merger, certain officers of the Service Provider will enter into employment agreements with Parent or its affiliates, pursuant to which, among other things, such individuals are expected to continue their employment following the Closing and may, in certain cases, receive increased compensation, as further described in “The Merger—Interests of Certain Persons in the Merger—Employment Agreements with Parent” beginning on page 78;

•
Teekay Corporation Shareholdings. Certain directors and officers of our General Partner and the Service Provider are shareholders, or affiliates of shareholders, of Teekay Corporation, which will receive (in addition to the Merger Consideration pursuant to the Merger for Common Units owned by Teekay Corporation and its affiliates) from Parent or its affiliates:

•
a total of approximately $26.4 million, in cash, in connection with the GP Transfer at the Effective Time (which total purchase price is equivalent to $17.00 per Common Unit equivalent represented by our General Partner’s General Partner Interest in the Partnership, the same per unit amount as the per Common Unit Merger Consideration payable in connection with the Merger); and

•
if the Management Services Transfer is completed, approximately $3.34 million in exchange for the transfer to Opco of the contracts, personnel, assets and liabilities of Teekay Corporation’s restructured subsidiaries used in providing certain services to the Partnership and Partnership subsidiaries and joint ventures;

•
Payment or Reimbursement of Costs. If the Merger is consummated, the Partnership will pay or reimburse Teekay Corporation for approximately $11.3 million of costs relating to (a) the special incentive awards granted by Teekay Corporation and described above and (b) a portion of the restructuring and other costs to be incurred by Teekay Corporation in connection with the Management Services Transfer; under existing services agreements between the Services Companies and the Partnership and its subsidiaries, the Partnership would be required to reimburse Teekay Corporation a portion of the cost of the special incentive awards based on an allocation of the time that the recipients of such awards devoted to matters relating to the Partnership; and

•
Indemnification Rights. The officers and directors of our General Partner and the Service Provider are entitled to continued indemnification pursuant to the Merger Agreement, our organizational documents and certain indemnification agreements, as well as directors’ and officers’ liability insurance, which is described in “The Merger— Interests of Certain Persons in the Merger—Insurance and Indemnification of Directors and Officers” beginning on page 79.

If the Merger Proposal is approved, the units held by the directors and officers of our General Partner, the Service Provider and Teekay Corporation and by Teekay Corporation and its subsidiaries will be treated in the same manner as outstanding units held by all other Common Unitholders. For more information, please see “The Merger—Interests of Certain Persons in the Merger” beginning on page 76.

Anticipated Date of Completion of the Merger
As of the date of this proxy statement, assuming timely satisfaction of necessary closing conditions, including, among others, the approval by our Common Unitholders of the Merger Proposal and receipt of required regulatory approvals and third-party consents and approvals, the Merger is expected to be completed on December 31, 2021, or shortly thereafter. The Merger Agreement provides that the Closing will not occur prior to December 31, 2021. However, the exact timing of completion of the Merger cannot be predicted because the Merger is subject to the closing conditions, which are described in “The Merger Agreement—Conditions to the Merger” beginning on page 101, many of which are outside of our control.
Reasons for the Merger and Recommendations of the Conflicts Committee and the GP Board (Page 56)
After considering various factors described in “The Merger—Reasons for the Merger and Recommendations of the Conflicts Committee and the GP Board” beginning on page 56 and after consultation with their respective legal and financial advisors, (a) the Conflicts Committee unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby or referenced therein, including the Merger, are in the best interests of the Partnership and the Common Unitholders that are unaffiliated with Teekay Corporation and its affiliates (the “Public Unitholders”) (taking into account the totality of the relationships between the parties involved), (ii) approved the Merger Agreement and the transactions contemplated thereby or referenced therein, including the Merger, and (iii) recommended that the GP Board approve the Merger Agreement and the transactions contemplated thereby or referenced therein, including the Merger, and (b) the GP Board unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of the Partnership and its Common Unitholders on the terms and conditions set forth in the Merger Agreement. The Conflicts Committee’s approval of the Merger Agreement and the transactions contemplated thereby or referenced therein was intended to constitute “Special Approval” within the meaning of the Partnership Agreement. The GP Board, after considering such factors, after consultation with the Partnership’s legal and financial advisors and based in part upon the recommendation of the Conflicts Committee, also has unanimously (i) adopted resolutions approving and declaring the advisability of the Merger Agreement and the transactions contemplated thereby, including the Merger, on the terms and conditions set forth in the Merger Agreement; and (ii) adopted resolutions recommending that the unitholders of the Partnership entitled to vote approve the Merger Agreement and the Merger and directing that the Merger Agreement and the Merger be submitted to the unitholders of the Partnership entitled to vote for approval. The GP Board, based in part upon the recommendation of the Conflicts Committee, unanimously recommends that you vote (1) “FOR” the Merger Proposal; and (2) “FOR” the Adjournment Proposal.
Opinion of Houlihan Lokey Capital, Inc., Financial Advisor to the Conflicts Committee (Page 60 and Annex D)
The Conflicts Committee of the GP Board retained Houlihan Lokey Capital, Inc. (“Houlihan Lokey”), as financial advisor to the Conflicts Committee in connection with the Merger and the other transactions contemplated by the Merger Agreement, which are collectively referred to as the “Transaction” throughout this section and the summary of Houlihan Lokey’s opinion below under “The Merger—Opinion of Houlihan Lokey Capital, Inc.” beginning on page 60. In connection with this engagement, the Conflicts Committee requested that Houlihan Lokey evaluate the fairness, from a financial point of view, to the Public Unitholders of the $17.00 per Common Unit of Merger Consideration proposed to be paid to holders of our Common Units pursuant to the Merger Agreement. On October 3, 2021, Houlihan Lokey rendered to the Conflicts Committee its oral opinion, which was subsequently confirmed by delivery of a written opinion dated October 3, 2021 that, as of October 3, 2021 and subject to the assumptions limitations, qualifications and other matters considered in the preparation thereof, each as set forth in its opinion, the $17.00 per Common Unit of Merger Consideration proposed to be received by the Public Unitholders pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.
The full text of Houlihan Lokey’s written opinion, dated October 3, 2021, which describes the assumptions, limitations, qualifications and other matters considered in the preparation thereof, is attached as Annex D and is incorporated herein by reference. Houlihan Lokey’s financial advisory services and opinion were provided for the information and assistance of the Conflicts Committee (in the capacity of the committee members as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction, and Houlihan Lokey’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the Public Unitholders of the Merger Consideration to be received by such holders pursuant to the Merger Agreement. Houlihan Lokey’s opinion did not address any other term or aspect of the

Merger Agreement or the Transaction and does not constitute a recommendation to any Common Unitholder or any other person as to how such Common Unitholder or other person should vote with respect to the Merger Proposal or otherwise act with respect to the Transaction or any other matter.
The full text of Houlihan Lokey’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Houlihan Lokey in preparing its opinion.
Opinion of Morgan Stanley & Co. LLC., Financial Advisor to the GP Board (Page 68 and Annex E)
At the meeting of the GP Board on October 3, 2021, Morgan Stanley & Co. LLC (“Morgan Stanley”) rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion, to the GP Board to the effect that, as of the date of such opinion, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, the Merger Consideration to be received by holders of the Common Units (other than Teekay Corporation and Stonepeak and its affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders of the Common Units.
The full text of Morgan Stanley’s written opinion to the GP Board, dated October 3, 2021, is attached as Annex E and is incorporated by reference into this proxy statement in its entirety. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. Common unitholders of the Partnership are urged to, and should, read the opinion carefully and in its entirety. Morgan Stanley’s opinion was directed to the GP Board and addressed only the fairness, from a financial point of view, as of the date of the opinion, of the Merger Consideration to be received by the holders of Common Units of the Partnership (other than Teekay Corporation and Stonepeak and its affiliates) pursuant to the Merger Agreement. Morgan Stanley’s opinion did not address any other aspect of the Merger and did not and does not constitute an opinion or recommendation as to how the holders of Common Units of the Partnership should vote at any meeting of holders of Common Units to be held in connection with the Merger. The summary of Morgan Stanley’s opinion set forth in this proxy statement is qualified in its entirety by reference to the full text of Morgan Stanley’s opinion.
Solicitation by Partnership, Partnership Competing Proposals; Partnership Change of Recommendation (Page 95)
Solicitation by Partnership; Partnership Competing Proposals
Except as permitted by the terms of the Merger Agreement described below, until the Effective Time or, if earlier, the termination of the Merger Agreement pursuant to and in accordance with the Partnership Superior Partnership Proposal Termination Provision (as defined in “—Termination of the Merger Agreement” beginning on page 102), the General Partner and the Partnership are required to immediately cease any and all existing discussions or negotiations with any parties (or provision of any nonpublic information to any parties) with respect to any Partnership Competing Proposal or Partnership Inquiry (as such terms are defined in “The Merger Agreement—Solicitation by Partnership; Partnership Competing Proposals; Partnership Change of Recommendation” beginning on page 95), and the General Partner and the Partnership are required to promptly cause any such third party that is a party to a confidentiality or non-disclosure agreement in connection with any Partnership Competing Proposal or Partnership Inquiry to return or destroy all confidential information received in accordance with such non-disclosure agreement.
Except as permitted by the terms of the Merger Agreement described below and subject to certain exceptions, until the earlier of the Effective Time and the time, if any, at which the Merger Agreement is terminated in accordance with its terms, the Partnership will not (and the GP Board will not and the General Partner and the Partnership will cause their respective officers and employees not to, and will use their reasonable best efforts to cause their respective representatives not to), directly or indirectly, among other things:
•
solicit, initiate or knowingly encourage or knowingly facilitate any inquiry, proposal or offer, or the making, submission, modification or amendment or announcement of any inquiry, proposal or offer (including any inquiry, proposal or offer to its equity holders) which constitutes or would be reasonably expected to lead to a Partnership Competing Proposal;

•
participate in or engage in any negotiations or discussions (other than to state that they are not permitted to have discussions) regarding, or furnish to any person any information relating to the General Partner in connection with, any inquiry, proposal or offer which constitutes or would be reasonably expected to lead to a Partnership Competing Proposal;

•
except in the event the GP Board (upon the recommendation of the Conflicts Committee) makes a good faith determination, after consultation with outside legal counsel, that the failure to take such action would be reasonably likely to constitute a breach by the members of the GP Board of certain provisions of the Partnership Agreement or their fiduciary duties under applicable law, waive, terminate, modify or release any person (other than Parent or Merger Sub) from any provision of, or grant any permission, waiver or request under, or fail to enforce, any “standstill” or similar agreement or obligation;

•
approve or recommend, propose publicly to approve or recommend, or fail to timely publicly and without qualification recommend against, any Partnership Competing Proposal and reaffirm the GP Board’s recommendation to submit the Merger Agreement for unitholder approval, in each case, within ten business days after the Partnership Competing Proposal is made public (including upon request of Parent to do so) or such fewer number of days as remains prior to the date that is two business days prior to the Special Meeting;

•	fail to include the GP Board’s recommendation that the Common Unitholders approve the Merger Agreement in this proxy statement;
•
withdraw, change, amend, modify or qualify, or otherwise propose publicly to withdraw, change, amend, modify or qualify, in a manner adverse to Parent, the GP Board proposal to approve the Merger Agreement;

•
enter into any letter of intent or other document or agreement relating to, or any agreement or commitment providing for, any Partnership Competing Proposal, other than certain confidentiality agreements; or

•	resolve or agree to do any of the foregoing.
In addition, pursuant to the Merger Agreement, the GP Board is prohibited from effecting a Partnership Change of Recommendation (as defined in “The Merger Agreement—Solicitation by Partnership; Partnership Competing Proposals; Partnership Change of Recommendation” beginning on page 95), subject to the exceptions described below.
Notwithstanding the foregoing, if the General Partner or the Partnership receives, prior to receipt of the Partnership Unitholder Approval, a bona fide, unsolicited, written Partnership Competing Proposal from any person that did not result from a breach of certain provisions of the Merger Agreement which the GP Board determines (upon the recommendation of the Conflicts Committee) in good faith, after consultation with the Conflicts Committee and the General Partner’s outside legal and financial advisors, constitutes or is reasonably likely to lead to a Partnership Superior Proposal (as defined in “The Merger Agreement—Solicitation by Partnership; Partnership Competing Proposals; Partnership Change of Recommendation” beginning on page 95), then, subject to compliance with the terms of the Merger Agreement, the Partnership may (i) furnish non-public information that was previously furnished to Parent to the person making such Partnership Competing Proposal, but only if such person has an executed an acceptable confidentiality agreement, and (ii) engage in discussions or negotiations with respect to the Partnership Competing Proposal. In such event, the Partnership is required promptly (a) to notify Parent (both orally and in writing) after the Partnership’s receipt of any Partnership Inquiry (as defined in “The Merger Agreement—Solicitation by Partnership; Partnership Competing Proposals; Partnership Change of Recommendation” beginning on page 95), which notice is to indicate, among other things, the identity of the person or entity making the Partnership Inquiry, and the material terms (including price) and conditions of any such Partnership Inquiry or the nature of the information requested pursuant to such Partnership Inquiry and (b) to provide to Parent copies of any proposed draft agreements and other written documentation material to understanding any Partnership Competing Proposal or Partnership Inquiry.
For more information, please see “The Merger Agreement—Solicitation by Partnership; Partnership Competing Proposals; Partnership Change of Recommendation” beginning on page 95).

Partnership Change of Recommendation
At any time prior to receipt of the Partnership Unitholder Approval, the General Partner may make a Partnership Change of Recommendation (as defined in “The Merger Agreement—Solicitation by Partnership; Partnership Competing Proposals; Partnership Change of Recommendation” beginning on page 95) following receipt of a bona fide, unsolicited, written Partnership Superior Proposal only if:
•
the GP Board determines in good faith after consultation with the Conflicts Committee and the Partnership’s outside legal and financial advisors that the Partnership Competing Proposal is a Partnership Superior Proposal;

•
neither the Partnership nor any of its representatives solicited, encouraged or facilitated such Partnership Competing Proposal in breach of, or is otherwise in breach of certain provisions of the Merger Agreement; and

•
the members of the GP Board determine in good faith, after consultation with outside legal counsel, that the failure to take such action would constitute a breach of their contractual obligations under the Partnership Agreement or their fiduciary duties under applicable law.

In addition, prior to making the Partnership Change of Recommendation, the GP Board must provide Parent with five business days’ prior written notice (and a new notice and an additional three business days’ notice with respect to any material amendment to the applicable Partnership Competing Proposal) advising Parent that the GP Board intends to take such action and contemporaneously provide to Parent a copy of the Partnership Superior Proposal, a copy of any proposed agreements for such Partnership Superior Proposal (including any related financing commitments) and identify the person making such Partnership Competing Proposal, and during such initial five business day or subsequent three business day period, (i) the General Partner must negotiate, and cause its representatives to negotiate, with Parent and its representatives in good faith (to the extent Parent wishes to negotiate) to enable Parent to determine whether to propose revisions to the terms of the Merger Agreement or any other agreement related to the transactions contemplated thereby such that such Partnership Competing Proposal would no longer constitute a Partnership Superior Proposal and (ii) the General Partner shall consider in good faith any proposal by Parent to amend the terms and conditions of the Merger Agreement or any other agreement related to the transactions contemplated thereby such that such Partnership Competing Proposal would no longer constitute a Partnership Superior Proposal.
For more information, please see “The Merger Agreement—Partnership Competing Proposals; Partnership Change of Recommendation” beginning on page 95).
Termination of the Merger Agreement (Page 102)
The Merger Agreement may be terminated, and the Merger and the other transactions contemplated therein may be abandoned, at any time prior to the Effective Time:
•	by mutual written consent of Parent and the Partnership;
•	by either the Partnership or Parent:
○
if the Effective Time has not occurred by 5:00 p.m., New York City time, on June 30, 2022, except that such right of termination is not available to any party whose material breach (or material breach of its affiliate) of a representation, warranty, covenant or agreement set forth in the Merger Agreement has been the case of, or resulted in, the Effective Time not occurring prior such date and time;

○
if any governmental authority of competent jurisdiction has issued a final, non-appealable (or no longer appealable) law or order making illegal, permanently enjoining, or otherwise permanently prohibiting the consummation of the Merger or the other transactions contemplated by the Merger Agreement; provided that such right of termination is not available to any party if any such order, injunction, decree, ruling or law was due to the material breach by such party or its affiliate of any representation, warranty, covenant or agreement set forth in the Merger Agreement (the “Governmental Restriction Termination Provision”); or

○	if the Partnership Unitholder Approval is not obtained at the Special Meeting or at any adjournment or postponement thereof at which a vote on the Merger Proposal was taken.

•	By the Partnership:
○
if prior to receipt of the Partnership Unitholder Approval, the GP Board has (i) effected a Partnership Change of Recommendation in order to accept a Partnership Superior Proposal and has complied in all material respects with specified provisions of the Merger Agreement, (ii) substantially concurrently entered into a Partnership Superior Proposal Acquisition Agreement with respect to such Partnership Superior Proposal concurrently with such termination in accordance with the terms of the Merger Agreement, and (iii) paid the Partnership Termination Fee to Parent concurrent with or prior to such termination (the “Partnership Superior Proposal Termination Provision”); or

○
if (i) all the conditions in Section 5.1 (providing for certain pre-Closing covenants relating to the conduct of the Partnership’s business) and Section 5.2 (including restrictions described in “—Solicitation by Partnership, Partnership Competing Proposals; Partnership Change of Recommendation” above) of the Merger Agreement are satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, and which would have been satisfied if the Closing were to have occurred on the date of termination), (ii) the Partnership, General Partner and Teekay Corporation, as applicable, stood ready, willing and able to consummate the Merger and other transactions contemplated by the Merger Agreement, including under the GP Purchase Agreement, on the date required by the terms of the Merger Agreement and each of the Partnership and Teekay Corporation has given Parent a written notice on such date confirming such fact, and (iii) Parent and Merger Sub have failed to consummate the Closing within three business days (or such later date as Partnership may specify in such notice) after the later of delivery of such notice referred to in clause (ii) above and the Closing Date (the “Partnership Prepared to Close Termination Provision”);

•
by the Partnership or the General Partner, if there exists any breach by Parent or Merger Sub of any representation, warranty, covenant or agreement set forth in the Merger Agreement, such that certain conditions to the Partnership’s obligations under the Merger Agreement would not be satisfied (and such breach is not curable prior to June 30, 2022, or if curable prior to such date, has not been waived or cured within the earlier of (i) thirty calendar days after the receipt of written notice thereof by the breaching party from the non-breaching party or (ii) four business days before June 30, 2022); provided that neither the Partnership nor the General Partner will have the right to so terminate the Merger Agreement if such party is in material breach of any representation, warranty, covenant or obligation under the Merger Agreement, and such breach would result in a failure of one or more of the conditions to the consummation of the Merger (the “Parent Breach Termination Provision”);

•	by Parent, if a Partnership Change of Recommendation occurs; or
•
by Parent or Merger Sub, if there exists any breach by the General Partner or the Partnership of any representation, warranty, covenant or agreement set forth in the Merger Agreement, such that certain conditions to Parent and Merger Sub’s obligations under the Merger Agreement would not be satisfied (and such breach is not curable prior to June 30, 2022, or if curable prior to such date, has not been waived or cured within the earlier of (i) thirty calendar days after the receipt of written notice thereof by the breaching party from the non-breaching party or (ii) four business days before June 30, 2022); provided that neither Parent nor Merger Sub will have the right to so terminate the Merger Agreement if such party is in material breach of any representation, warranty, covenant or obligation under the Merger Agreement, and such breach would result in a failure of one or more of the conditions to the consummation of the Merger (the “Partnership Breach Termination Provision”).

Termination Fees and Treatment of Expenses (Page 103)
The Partnership is required to pay to Parent the Partnership Termination Fee of approximately $44.6 million in the event that:
•	the Partnership terminates the Merger Agreement pursuant to the Partnership Superior Proposal Termination Provision;
•	Parent terminates the Merger Agreement because a Partnership Change of Recommendation occurs;
•
Parent or the Partnership terminates the Merger Agreement because the Partnership Unitholder Approval is not obtained at the Special Meeting or at any adjournment or postponement thereof at which a vote on the Merger Proposal was taken, and (i) a Partnership Competing Proposal is made known to the Partnership or publicly, or announced by certain persons at least five business days prior to the Partnership Special Meeting and is not withdrawn as required by the Merger Agreement prior to such termination, and (ii) the Partnership either completes such Partnership Competing Proposal or enters into a definitive agreement with respect to such Partnership Competing Proposal within twelve months of the termination date, and such Partnership Competing Proposal is consummated; or
•
Parent terminates the Merger Agreement pursuant to the Partnership Breach Termination Provision and (i) a Partnership Competing Proposal is made known to the Partnership or publicly, or announced by certain persons at least five business days prior to the Partnership Special Meeting, and (ii) the Partnership either completes such Partnership Competing Proposal or enters into a definitive agreement with respect to such Partnership Competing Proposal within twelve months of the termination date, and such Partnership Competing Proposal is consummated.

Solely for purposes of the triggers for payment of the Partnership Termination Fee described above, the terms “Partnership Competing Proposal” and “Partnership Inquiry” shall have the meanings assigned to such terms in the Merger Agreement, except that all references to “15%” in the term Partnership Competing Proposal (including as used in the definition of “Partnership Inquiry”) shall be deemed to be “50%”
Parent is required to pay to the Partnership the Parent Termination Fee of approximately $89.1 million in the event that:
•	the Partnership terminates the Merger Agreement pursuant to the Parent Breach Termination Provision;
•
the Partnership terminates the Merger Agreement pursuant to the Governmental Restriction Termination Provision, but only if the applicable governmental restraint was imposed as a result of the failure of Parent to take or commit to take a previously requested Divestiture Action (as defined in the Merger Agreement); or

•	the Partnership terminates the Merger Agreement pursuant to the Partnership Prepared to Close Termination Provision.
If the Merger Agreement is terminated by Parent pursuant to the Partnership Breach Termination Provision, or by Parent or the Partnership if the Partnership Unitholder Approval is not obtained at the Special Meeting or at any adjournment or postponement thereof at which a vote on the Merger Proposal was taken, the Partnership will be required to pay to Parent (or one or more of its designees) within five business days after receipt of an invoice for all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment banks, advisors, consultants and other representatives) incurred by Parent, Merger Sub or their respective affiliates in connection with the Merger Agreement and the transactions contemplated thereby, up to an aggregate maximum of $10.0 million which amount shall be credited against any Partnership Termination Fee that becomes subsequently payable to Parent.
The Voting and Support Agreement (Page 105 and Annex B)
Concurrently with the execution of the Merger Agreement on October 4, 2021, Teekay Corporation and its subsidiary, Teekay Finance Limited (collectively, the “Teekay Parties”) entered into a Voting and Support Agreement (the “Support Agreement”) with Parent. Pursuant to the Support Agreement the Teekay Parties agreed, among other things, to vote all Common Units of the Partnership beneficially owned by them (i) in favor of (1) the Merger Agreement and the transactions contemplated thereby, and (2) any proposal to adjourn or postpone such meeting of unitholders of the Partnership to a later date if there are not sufficient votes to approve the Merger; (ii) against any Partnership Competing Proposal (as defined in the Merger Agreement) and (iii) against (1) any action, proposal, transaction, or agreement which would reasonably be expected to result in a breach of any covenant, representation or warranty, or any other obligation or agreement of the Partnership under the Merger Agreement or of the Teekay Parties under the Merger Agreement and (2) any action, proposal, transaction or agreement that would reasonably be expected to impede, interfere with, delay or adversely affect the timely consummation of the Merger and the other transactions contemplated by the Merger Agreement. The Teekay Parties also have agreed, subject to customary exceptions (a) not to dispose of or otherwise transfer any of the Common Units they hold or of any beneficial, voting or economic interest therein and (b) not to solicit, initiate or knowingly facilitate any Partnership Competing Proposal (as defined in the Merger Agreement) from third parties or take related action on a basis similar to the restrictions applicable to the Partnership pursuant to the Merger Agreement.

The Support Agreement is attached to this proxy statement as Annex B and is incorporated herein by reference. For more information, please see “The Support Agreement.”
The GP Purchase Agreement (Page 107 and Annex C)
Concurrently with the execution of the Merger Agreement, Teekay Corporation and Parent entered into the GP Purchase Agreement, pursuant to which, upon the terms and subject to the conditions set forth therein, Parent will purchase from Teekay Corporation 100% of the outstanding limited liability company interest in the General Partner. As a result of this transaction, Parent will own 100% of the sole general partner of the Partnership. The total purchase price to be paid to Teekay Corporation for the limited liability company interest in the General Partner is approximately $26.4 million in cash, which represents the product of (a) the Merger Consideration multiplied by (b) the 1,555,061 Partnership Common Unit-equivalent economic ownership interest represented by the General Partner Interest in the Partnership. Accordingly, the purchase price per Common Unit-equivalent will be the same amount as the Merger Consideration paid per Common Unit in the Merger.
The GP Purchase Agreement is attached to this proxy statement as Annex C and is incorporated herein by reference. For more information, please see “The GP Purchase Agreement.”
Covenant Agreement (Page 109)
Concurrently with the execution of the Merger Agreement, Teekay Corporation and Parent entered into a letter agreement (the “Covenant Agreement”) that provides, among other things and subject to certain exceptions, that (a) for three years after the Closing, none of Parent, its subsidiaries, the General Partner or the Partnership will, directly or indirectly, hire, retain or solicit for employment, consulting or other similar services, certain employees of Teekay Corporation and its subsidiaries, (b) for three years after the Closing, Teekay Corporation and its affiliates will not, directly or indirectly, hire, retain or solicit for employment, consulting or other similar services, certain employees of the Partnership, the General Partner, the companies purchased pursuant to the Management Services Restructuring and Purchase Agreement and their respective subsidiaries (the “Services Companies”), (c) for two years after the Closing, Teekay Corporation and its affiliates will not engage in, acquire or invest in any business that owns, operates or charters any liquefied gas carriers and related time charters and (d) for three years after the Closing, Teekay Corporation and its affiliates will not engage in, acquire or invest in any business that owns, operates or charters liquefied natural gas carriers and related time charters. The Covenant Agreement also provides for the temporary continuation of an existing trademark license granted by Teekay Corporation to the Partnership, which license relates to the use in the Partnership’s business of trademarks, service marks and trade dress of Teekay Corporation and its subsidiaries.
For more information, please see “Other Transaction Agreements—The Covenant Agreement.”
Management Services Restructuring and Purchase Agreement (Page 109)
Concurrently with the execution of the Merger Agreement, Teekay Corporation, Opco and Parent entered into the Management Services Restructuring and Purchase Agreement (the “Services Companies Purchase Agreement”). Upon the terms and subject to the conditions set forth in such agreement, Parent will cause Opco to purchase from Teekay Corporation certain restructured Services Companies that provide, pursuant to existing contracts, comprehensive services to the Partnership and its subsidiaries, for a purchase price of approximately $3.34 million, subject to certain adjustments as of the closing. Following the restructuring of the Services Companies and the purchase by Opco, Teekay Corporation’s remaining subsidiaries will continue to provide existing services to Teekay Corporation, its subsidiaries and other third parties.
For more information, please see “Other Transaction Agreements—The Management Services Restructuring and Purchase Agreement.”
No Appraisal Rights (Page 80)
Under the Marshall Islands Limited Partnership Act and the Partnership Agreement, there are no dissenters’ or appraisal rights for Common Unitholders in connection with the Merger or the transactions contemplated by the Merger Agreement.
Material U.S. Federal Income Tax Consequences of the Merger (Page 80)
If you are a U.S. Holder (as defined in “Material U.S. Federal Income Tax Consequences of the Merger—United States Federal Income Taxation of U.S. Holders”), the receipt of Merger Consideration in exchange for Common

Units pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and the resulting tax liability, if any, will depend on your particular situation. Accordingly, you should consult your tax advisors regarding the particular tax consequences to you of the exchange of Units for Merger Consideration pursuant to the Merger in light of your particular circumstances (including the application and effect of any state, local or foreign income and other tax laws). Please read “Material U.S. Federal Income Tax Consequences of the Merger” for a summary of material U.S. federal income tax consequences of the Merger.
Marshall Islands Tax Consequences of the Merger (Page 83)
The exchange of Common Units for Merger Consideration pursuant to the Merger by Common Unitholders that are not residents or citizens of, and do not maintain offices in or engage in business, transactions or operations in, the Republic of the Marshall Islands will not be subject to tax in the Republic of the Marshall Islands.
Material Canadian Tax Consequences of the Merger (Page 83)
U.S. Resident Holders (as defined in “Material Canadian Federal Income Tax Consequences of the Merger” beginning on page 83) generally will not be liable to tax under the Canada Tax Act on any income or gain from the sale or other disposition of Common Units in exchange for Merger Consideration pursuant to the Merger. Please read “Material Canadian Federal Income Tax Consequences of the Merger” for a summary of material Canadian federal income tax consequences of the Merger. You should consult your own tax advisors regarding the particular tax consequences to you of the Merger in light of your particular circumstances.
Specific Performance (Page 104)
In the event of breach or threatened breach of certain covenants or obligations in the Merger Agreement, the non-breaching party will be entitled to seek specific performance and the issuance of injunctive and other equitable relief. However, none of Parent and Merger Sub, and their respective affiliates, on the one hand, and the Partnership and its affiliates, on the other hand, will be entitled to a grant of both specific performance and the applicable termination fee. For additional information, please see “The Merger—Specific Performance” beginning on page 104.
Market Price of the Partnership’s Common Units; Distributions (Page 113)
The closing price of our Common Units on the NYSE, on October 1, 2021, the last trading day prior to the announcement of the Merger, was $15.69 per unit. On November 1, 2021, the most recent practicable date before this proxy statement was mailed to our Common Unitholders, the closing price of our Common Units on the NYSE was $17.08 per unit. You are encouraged to obtain current market quotations for our Common Units in connection with voting your units.
Until the Effective Time, or the earlier termination of the Merger Agreement, Parent has agreed that the Partnership may, in accordance with the relevant provisions of the Partnership Agreement, and subject to compliance with applicable law, declare and pay (i) quarterly distributions on the Preferred Units that are not in excess of the customary distributions in respect of such units and (ii) ordinary quarterly distributions (not to exceed $0.2875 per Common Unit per quarter) on the Common Units for which the record dates occur prior to the Effective Time (and equivalent distributions in respect of the General Partner Interest in the Partnership).
Delisting and Deregistration of Common Units (Page 79)
If the Merger is completed, our Common Units will be delisted from the NYSE and deregistered under the Exchange Act.
Where You Can Find More Information (Page 116)
You can find more information about us in the periodic reports and other information we file with the SEC. The information is available, free of charge, on the SEC’s website at www.sec.gov. In addition, you may obtain free copies of the documents we file with or furnish to the SEC by going to our Internet website at www.teekay.com. Our Internet website address is provided as an inactive textual reference only. The information provided on our Internet website is not part of this proxy statement and, therefore, is not incorporated herein by reference. For a more detailed description of the additional information available, please see “Where You Can Find More Information” beginning on page 116.

QUESTIONS AND ANSWERS
The following questions and answers address some commonly asked questions regarding the Merger, the Merger Agreement and the Special Meeting. These questions and answers may not address all questions that may be important to you. We encourage you to read carefully the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents we refer to, or incorporate by reference, in this proxy statement. You may obtain the information incorporated by reference in this proxy statement without charge by following the instructions in “Where You Can Find More Information” beginning on page 116.
Q:	Why am I receiving this proxy statement and proxy card or voting instruction form?
A:
On October 4, 2021, the Partnership, the General Partner, Parent and Merger Sub entered into the Merger Agreement providing for the merger of Merger Sub, a wholly-owned subsidiary of Parent, with and into the Partnership, with the Partnership surviving the Merger as a subsidiary of Parent. You are receiving this proxy statement and form of proxy card or voting instruction form in connection with the solicitation of proxies by the GP Board in favor of the Merger Proposal and the other matter to be voted on at the Special Meeting. This proxy statement describes matters on which we urge you to vote and is intended to assist you in deciding how to vote your Common Units with respect to those matters.

Q:	What is the proposed transaction?
A:
The proposed transaction subject to the Merger Proposal is the merger of Merger Sub with and into the Partnership pursuant to the Merger Agreement. Following the Effective Time, the Partnership will be held as a subsidiary of Parent and the Preferred Units of the Partnership will remain outstanding.

In connection with the Merger, Parent will, upon the terms and subject to the conditions of applicable agreements, purchase from Teekay Corporation or its applicable subsidiaries (i) all of the outstanding limited liability company interest in the General Partner pursuant to the GP Transfer and (ii) the portion of the business of Teekay Corporation’s subsidiaries that provides certain services to the Partnership and the Partnership’s subsidiaries and joint ventures, pursuant to the Management Services Transfer. For additional information, please see “The GP Purchase Agreement” and “Other Transaction Agreements—The Management Services Restructuring and Purchase Agreement” beginning on pages 107 and 109, respectively.
Q:	What will I receive in the Merger?
A:
If the Merger is completed, you will be entitled to receive $17.00, in cash, without interest, subject to deductions of any applicable withholding taxes, for each Common Unit that you own. For example, if you own 100 Common Units, you will be entitled to receive $1,700, in cash, in exchange for your Common Units, without interest, subject to deductions of any applicable withholding taxes. You will not be entitled to receive Common Units in the surviving entity or in Parent.

Q:	Will the Partnership continue to pay quarterly distributions on Common Units?
A:
Until the Effective Time, or the earlier termination of the Merger Agreement, Parent has agreed that the Partnership may, in accordance with the relevant provisions of the Partnership Agreement, and subject to compliance with applicable law, declare and pay (i) quarterly distributions on the Preferred Units that are not in excess of the customary distributions in respect of such units and (ii) ordinary quarterly distributions (not to exceed $0.2875 per Common Unit per quarter) on the Common Units for which the record dates occur prior to the Effective Time (and equivalent distributions in respect of the General Partner Interest in the Partnership).

Q:	How does the Merger Consideration compare to the market price of the Common Units?
A:
The relationship of the Merger Consideration to the trading price of our Common Units on the NYSE constituted a premium of approximately (i) 8.3% over the closing price of our Common Units on the NYSE on October 1, 2021, the last trading day prior to the date the Merger Agreement was publicly announced, and (ii) 12.3% and 17.5% over the volume weighted-average prices of our Common Units on the NYSE during the 60 and 180 trading days, respectively, up to, and including, October 1, 2021.

Q:	What will holders of incentive equity awards receive in the Merger?
A:
Pursuant to the terms of the Merger Agreement, each restricted unit award of the Partnership that is outstanding immediately prior to the Effective Time will automatically become fully vested, cancelled and converted into the right to receive an amount in cash equal to the product of (i) the Merger Consideration and (ii) the number of Common Units subject to such restricted unit award held by such holder. For additional information, please see “The Merger—Interests of Certain Persons in the Merger—Treatment of Incentive Equity Awards” beginning on page 76). Holders of restricted units will also be entitled to an amount equal to the aggregate reinvested distributions on Common Units subject to the award from the grant date of the award until the Effective Time, consistent with the terms of the restricted units.
Q:	Where and when is the Special Meeting?
A:	The Special Meeting will take place on December 1, 2021, at Conyers Dill & Pearman Limited, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, at 1:00 p.m., Atlantic Time.
Q:	Who is entitled to vote at the Special Meeting?
A:
Holders of the outstanding Common Units as of the Record Date are entitled to notice of, and to vote at, the Special Meeting. Subject to the Cutback, each Common Unit is entitled to one vote per unit. Therefore, a total of 87,010,420 votes are eligible to be cast at the Special Meeting.

The vote of the holders of our Preferred Units is not required to approve any of the proposals at the Special Meeting and is not being solicited.
Q:	What matters will be voted on at the Special Meeting?
A:	You will be asked to consider and vote on the following proposals:
•	to approve the Merger Agreement and the Merger; and
•
to adjourn the Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the Merger Agreement and the Merger at the time of the Special Meeting.

Q:	What vote of our Common Unitholders is required to approve the Merger Proposal?
A:
Common Unitholders holding at least a majority of the outstanding Common Units entitled to vote at the Special Meeting on the Record Date must affirmatively vote “FOR” the Merger Proposal. Under the Merger Agreement, the receipt of such required vote is a condition to the consummation of the Merger. A failure to vote your Common Units, an abstention from voting or a broker non-vote will have the same effect as a vote “AGAINST” the Merger Proposal. Because none of the proposals to be voted on at the Special Meeting are routine matters for which brokers may have discretionary authority to vote, we do not expect any broker non-votes at the Special Meeting.

Q:	What vote is required to approve the Adjournment Proposal?
A:
Approval of the Adjournment Proposal requires the affirmative vote of a majority of the Common Units present in person or represented by proxy and entitled to vote on such proposal at the Special Meeting as of the Record Date.

The failure of any Common Unitholder of record on the Record Date for the Special Meeting to (i) submit a signed proxy card; (ii) grant a proxy over the Internet or by telephone; or (iii) vote in person at the Special Meeting will not have any effect on the Adjournment Proposal. If you hold your Common Units in “street name,” the failure to instruct your broker, bank, trustee or other nominee how to vote your Common Units will not have any effect on the Adjournment Proposal. However, abstentions will have the same effect as a vote “AGAINST” the Adjournment Proposal.
Q:	How many votes am I entitled to cast for each unit that I own?
A:	Each Common Unit is entitled to one vote per unit (subject to the Cutback).
Q:	What is a quorum?
A:
A quorum is necessary to hold a valid Special Meeting. A quorum will be present if holders of a majority of the Common Units entitled to vote at the Special Meeting on the Record Date are represented in person or by proxy, regardless of whether the proxy has authority to vote on the Merger Proposal. If a quorum is not present at the Special Meeting, the Special Meeting may be adjourned or postponed from time to time until a quorum is obtained.

If you submit a proxy but abstain or fail to provide voting instructions on any of the proposals listed on the proxy card, your Common Units will be counted for the purpose of determining whether a quorum is present at the Special Meeting.
If your Common Units are held in “street name” by your broker, bank, trustee or other nominee and you do not tell your broker, bank, trustee or other nominee how to vote your Common Units, these Common Units will not be counted for purposes of determining whether a quorum is present at the Special Meeting.
Q:	How does the GP Board recommend that I vote?
A:	The GP Board unanimously recommends that our Common Unitholders vote “FOR” the Merger Proposal and “FOR” the Adjournment Proposal.
Q:	Why is the GP Board recommending that I vote “FOR” the Merger Proposal?
A:After careful consideration, and after consultation with the Partnership’s legal and financial advisors and based in part on the unanimous recommendation of the Conflicts Committee that the GP Board approve the Merger Agreement and the transactions contemplated thereby or referenced therein, including the Merger, the GP Board, acting with “Special Approval” within the meaning of the Partnership Agreement, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of the Partnership and its Common Unitholders on the terms and conditions set forth in the Merger Agreement; (ii) adopted resolutions approving and declaring the advisability of the Merger Agreement and the transactions contemplated thereby, including the Merger, on the terms and conditions set forth in the Merger Agreement; and (iii) adopted resolutions recommending that the unitholders of the Partnership entitled to vote approve the Merger Agreement and the Merger and directing that the Merger Agreement and the Merger be submitted to the unitholders of the Partnership entitled to vote for approval. In reaching its decision to approve the Merger Agreement and to unanimously recommend approval of each of the Merger Proposal and the Adjournment Proposal, the GP Board consulted with the Partnership’s legal and financial advisors, and considered the terms of the Merger Agreement. The GP Board also considered the items set forth under “The Merger—Reasons for the Merger and Recommendations of the Conflicts Committee and the GP Board” beginning on page 56.
Q:	What effects will the Merger have on the Partnership?
A:
Our Common Units are currently registered under the Exchange Act and are quoted on the NYSE under the symbol “TGP.” Following consummation of the Merger, the registration of our Common Units and our reporting obligations with respect to our Common Units under the Exchange Act will be terminated. In addition, upon the consummation of the Merger, our Common Units will no longer be listed on any stock exchange or quotation system, including the NYSE.

Our Preferred Units will not be changed in the Merger and will remain outstanding immediately thereafter. Our Preferred Units will continue to be listed on the NYSE and registered under the Exchange Act. The Partnership will continue to be obligated to file periodic reports with the SEC on account of the outstanding Preferred Units immediately after the Merger.
Q:	What happens if the Merger is not consummated?
A:
If the Merger Proposal is not approved by the required vote of our Common Unitholders, or if the Merger is not consummated for any other reason, our unitholders will not receive any payment for their Common Units in connection with the Merger. Instead, our Common Units will continue to be listed and traded on the NYSE and registered under the Exchange Act. In addition, if the Merger is not completed, we expect that management will operate the business in a manner similar to that in which it is being operated today and that unitholders will continue to be subject to the same risks and opportunities to which they are currently subject, including, among other things, the risks described in the risk factors included in our filings with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 1, 2021, which is incorporated by reference herein, as updated by our subsequent filings with the SEC.

Furthermore, depending on the circumstances that caused the Merger not to be completed, the price of our Common Units may decline significantly, and if that were to occur, it is uncertain when, if ever, the price of our Common Units would return to the price at which it traded as of the date of this proxy statement or reach the price level of the Merger Consideration.

Accordingly, if the Merger is not completed, there can be no assurance as to the effect of these risks and opportunities on the future value of your units. If the Merger is not completed, the GP Board will continue to evaluate and review our business operations, strategic direction and capitalization, among other things, and will make such changes, if any, as are deemed appropriate. If the Merger Proposal is not approved by Common Unitholders or if the Merger is not completed for any other reason, there can be no assurance that any other transaction acceptable to the GP Board will be offered or that our business, prospects or results of operations will not be adversely impacted.
If the Merger Agreement is terminated under specified circumstances, we will be required to pay Parent the approximately $44.6 million Partnership Termination Fee or Parent will be required to pay us the approximately $89.1 million Parent Termination Fee. Upon certain terminations of the Merger Agreement, the Partnership will be required (without limiting or otherwise affecting other remedies that may be available to Parent, including any Partnership Termination Fee, if payable) to reimburse Parent for all reasonable out-of-pocket expenses incurred by Parent or its affiliates in connection with the Merger Agreement and the transactions contemplated thereby, up to an aggregate amount of $10.0 million. Any such reimbursed amount will be credited against any Partnership Termination Fee that subsequently becomes payable to Parent.
The Merger Agreement also provides for the payment by the Partnership to Parent of the Partnership Termination Fee if, following the termination of the Merger Agreement by Parent or the Partnership under specified circumstances, the Partnership consummates a transaction with respect to any Partnership Competing Proposal (as defined in the Merger Agreement) within 12 months after such termination, or signs a definitive agreement with respect to any Partnership Competing Proposal within 12 months after such termination and such transaction is subsequently consummated.
Please see “The Merger Agreement—Termination Fees and Treatment of Expenses” beginning on page 103.
Q:	What do I need to do now? How do I vote my Common Units?
A:
We urge you to read this proxy statement carefully, including its annexes and the documents referred to, or incorporated by reference, in this proxy statement, and to consider how the Merger affects you. Your vote is important. If you are a Common Unitholder of record, that is, if your Common Units are registered in your name, there are four ways to vote:

•	by signing, dating and returning the enclosed proxy card in the accompanying prepaid reply envelope;
•	by visiting the Internet at the address on your proxy card;
•	by calling toll-free (within the U.S. or Canada) the phone number on your proxy card; or
•	by attending the Special Meeting and voting in person (however, simply attending the Special Meeting will not cause your Common Units to be voted).
A 16-digit control number, located on your proxy card, is designed to verify your identity and to confirm that your voting instructions have been properly recorded when voting electronically over the Internet or by telephone. Please be aware that, although there is no charge for voting your Common Units, if you vote electronically over the Internet or by telephone, you may incur costs such as Internet access and telephone charges for which you will be responsible.
Even if you plan to attend the Special Meeting in person, you are strongly encouraged to vote your Common Units by proxy. If you are a record holder or if you obtain a valid proxy to vote Common Units that you beneficially own, you may still vote your Common Units at the Special Meeting in person even if you have previously voted by proxy. If you are present at the Special Meeting and vote in person, your previous vote by proxy will not be counted.
If your Common Units are held in “street name” through a broker, bank, trustee or other nominee, you may vote through your broker, bank, trustee or other nominee by completing and returning the voting form provided by your broker, bank, trustee or other nominee, or, if such a service is provided by your broker, bank, trustee or other nominee, electronically over the Internet or by telephone. To vote over the Internet or by telephone prior to the Special Meeting through your broker, bank, trustee or other nominee, you should follow the instructions on the voting form provided by your broker, bank, trustee or other nominee. Your broker, bank, trustee or other nominee cannot vote on any of the proposals, including the Merger Proposal, without your instructions. If you hold your Common Units in “street name,” you may not vote such Common Units at the Special Meeting in person unless you obtain a valid proxy from your broker, bank, trustee or other nominee and present it to the inspector of elections with your ballot when you vote at the Special Meeting. Please also bring to the Special Meeting your account statement or letter from your bank, broker, trustee or other nominee evidencing your beneficial ownership of Common Units as of the record date and valid government-issued photo identification.
Q:	If I want to attend the Special Meeting, what do I do?
A:
Common Unitholders that want to attend the Special Meeting should come to Conyers Dill & Pearman Limited, Clarendon House, located at 2 Church Street, Hamilton HM 11, Bermuda, at 1:00 p.m., Atlantic Time, on December 1, 2021. You are entitled to attend the Special Meeting only if you were a unitholder of record as of the close of business on the Record Date or you hold a valid proxy for the Special Meeting. You should be prepared to present photo identification for admittance to the Special Meeting. In addition, if you are a unitholder of record, your name will be verified against the list of unitholders of record on the record date prior to your being admitted to the Special Meeting. If you are not a unitholder of record, but hold Common Units through a bank, broker or other nominee (i.e., in “street name”), you will need to bring your account statement or letter from your bank, broker or other nominee evidencing your beneficial ownership of Common Units as of the record date and, if you intend to vote at the Special Meeting, a legal proxy in your name from your bank, broker or other nominee, which you will need to present to the inspector of election with your ballot.

Q:	What happens if I do not vote?
A:
The vote on the Merger Proposal is based on the total number of outstanding Common Units entitled to vote at the Special Meeting as of the Record Date, not just the Common Units that are voted. Therefore, if you do not vote, it will have the same effect as a vote “AGAINST” the Merger Proposal.

The vote to approve the Adjournment Proposal is based on the total number of outstanding Common Units present in person or represented by proxy and entitled to vote on such proposal at the Special Meeting. If you are not present in person and do not vote, or if your Common Units are not represented by proxy at the Special Meeting, it will have no effect on the Adjournment Proposal.
Q:	Should I send in my certificates or other evidence of ownership now?
A:
No. If you hold your units in certificated form and in your name as a unitholder of record, then shortly after the Merger is completed, you will receive a letter of transmittal from the exchange agent for the Merger with detailed written instructions for exchanging your units for the applicable Merger Consideration. If your units are held in “street name” by your broker, bank, trustee or other nominee, you may receive instructions from your broker, bank, trustee or other nominee as to what action, if any, you need to take to effect the surrender of your “street name” units in exchange for the applicable Merger Consideration. Do not send in your certificates, if any, now or with your proxy card.

Q:	I hold my Common Units in certificated form but do not know where my certificate is—how will I get the applicable Merger Consideration for my Common Units?
A:
If the Merger is completed, the transmittal materials you will receive after the completion of the Merger will include the procedures that you must follow if you cannot locate your certificate, including signing an affidavit attesting to the loss of your certificate. The exchange agent may also require that you provide a bond in customary amount or an indemnity agreement in order to cover any potential loss.

Q:	What happens if I sell my Common Units before completion of the Merger?
A:
If you transfer your units, you will have transferred your right to receive the applicable Merger Consideration in the Merger. In order to receive the applicable Merger Consideration, you must hold your units through completion of the Merger.

The Record Date for Common Unitholders entitled to vote at the Special Meeting is earlier than the consummation of the Merger. If you transfer your Common Units after the Record Date but before the Closing, you will have transferred your right to receive the applicable Merger Consideration in the Merger, but retained the right to vote at the Special Meeting.

Q:	Am I entitled to exercise appraisal rights instead of receiving the applicable Merger Consideration for my units?
A:
No. Under the Marshall Islands Limited Partnership Act and the Partnership Agreement, there are no dissenters’ or appraisal rights for Common Unitholders in connection with the Merger or the transactions contemplated by the Merger Agreement.

Q:	What is the difference between holding Common Units as a unitholder of record and as a beneficial owner?
A:
If your Common Units are registered directly in your name with our transfer agent, Computershare, Inc., you are considered, with respect to those units, to be the “unitholder of record.” In this case, this proxy statement and your proxy card have been sent directly to you by the Partnership.

If your Common Units are held through a broker, bank, trustee or other nominee, you are considered the “beneficial owner” of units held in “street name.” In that case, this proxy statement has been forwarded to you by your broker, bank, trustee or other nominee who is considered, with respect to those units, to be the unitholder of record. As the beneficial owner, you have the right to direct your broker, bank, trustee or other nominee how to vote your Common Units by following their instructions for voting. You are also invited to attend the Special Meeting. However, because you are not the unitholder of record, you may not vote your Common Units at the Special Meeting unless you obtain a valid proxy from your broker, bank, trustee or other nominee.
Q:	If my broker holds my Common Units in “street name,” will my broker vote my Common Units for me?
A:
No. Your broker, bank, trustee or other nominee is permitted to vote your Common Units on any proposal currently scheduled to be considered at the Special Meeting only if you instruct your broker, bank, trustee or other nominee how to vote. You should follow the procedures provided by your broker, bank, trustee or other nominee to vote your Common Units. Without instructions, your Common Units will not be voted on such proposals, which will have the same effect as if you voted “AGAINST” the Merger Proposal, but will have no effect on the Adjournment Proposal.

Q:	What is a proxy?
A:
A proxy is your legal designation of another person, which we refer to as a “proxy holder,” to vote your Common Units. The written document describing the matters to be considered and voted on at the Special Meeting is called a “proxy statement.” The document used to designate a proxy to vote your Common Units is called a “proxy card.” N. Angelique Burgess, the Corporate Secretary of the General Partner, and Stacy Grant, Manager, Corporate and Administration, are the proxy holders for the Special Meeting, with full power of substitution.

Q:	Can I revoke my proxy?
A:
Yes. You can revoke your proxy at any time before the vote is taken at the Special Meeting. If you are a Common Unitholder of record, you may revoke your proxy by notifying the Partnership’s Corporate Secretary in writing at Teekay LNG Partners L.P., 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton HM 08, Bermuda, Attention: Corporate Secretary, or by submitting a new proxy by telephone, the Internet or mail, in each case, dated after the date of the proxy being revoked. In addition, you may revoke your proxy by attending the Special Meeting and voting in person (however, simply attending the Special Meeting will not cause your proxy to be revoked). Please note that if you hold your Common Units in “street name” and you have instructed a broker, bank, trustee or other nominee to vote your Common Units, the above-described options for revoking your voting instructions do not apply, and instead you must follow the instructions received from your broker, bank, trustee or other nominee to revoke your voting instructions.

Q:	If a Common Unitholder gives a proxy, how are the Common Units voted?
A:
Regardless of the method you use to vote, the proxy holders will vote your Common Units in the way that you indicate. When completing the Internet or telephone process or the proxy card, you may specify whether your Common Units should be voted “FOR,” “AGAINST” or “ABSTAIN” from voting on all, some or none of the specific items of business to come before the Special Meeting.

If you properly sign your proxy card but do not mark the boxes showing how your Common Units should be voted on a matter, the Common Units represented by your properly signed proxy will be voted: (1) “FOR” the Merger Proposal; and (2) “FOR” the Adjournment Proposal.
Q:	How are votes counted?
A:	For the Merger Proposal, you may vote “FOR,” “AGAINST” or “ABSTAIN.” Abstentions and broker non-votes, if any, will have the same effect as votes “AGAINST” this proposal.
For the Adjournment Proposal, you may vote “FOR,” “AGAINST” or “ABSTAIN.” Abstentions will have the same effect as a vote “AGAINST” this proposal. Broker non-votes, if any, will have no effect on this proposal.
Because none of the proposals to be voted on at the Special Meeting are routine matters for which brokers may have discretionary authority to vote, we do not expect any broker non-votes at the Special Meeting.
Q:	What should I do if I receive more than one set of voting materials?
A:	Please sign, date and return (or grant your proxy electronically over the Internet or by telephone) each proxy card and voting instruction card that you receive.
You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your Common Units in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold Common Units. If you are a Common Unitholder of record and your Common Units are registered in more than one name, you will receive more than one proxy card.
Q:	Who will solicit and pay the cost of soliciting proxies?
A:
We have engaged MacKenzie Partners, Inc. to assist in the solicitation of proxies for the Special Meeting. We estimate that we will pay MacKenzie Partners, Inc. a fee of approximately $15,000 and will reimburse MacKenzie Partners, Inc. for reasonable out-of-pocket expenses and will indemnify it and its affiliates against certain claims, liabilities, losses, damages and expenses. We may also reimburse brokers, banks and other custodians, nominees and fiduciaries representing beneficial owners of Common Units for their expenses in forwarding soliciting materials to beneficial owners and in obtaining voting instructions from those owners. Our directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:	Where can I find the voting results of the Special Meeting?
A:
We intend to publish the final voting results of the Special Meeting in a Report on Form 6-K to be furnished to the SEC after the Special Meeting. All reports that we file with or furnish to the SEC are publicly available when filed or furnished. Please see “Where You Can Find More Information” beginning on page 116.

Q:	Will I have to pay taxes on the applicable Merger Consideration I receive?
A:
The receipt of cash in exchange for Common Units pursuant to the Merger generally will be a taxable transaction for U.S. federal income tax purposes. You are urged to read “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 80 for a more detailed discussion of the U.S. federal income tax consequences of the Merger. Because individual circumstances may differ, you are urged to consult your own tax advisors regarding the particular tax consequences to you of the exchange of Common Units for cash pursuant to the Merger, in light of your particular circumstances (including the application and effect of any state, local or foreign income and other tax laws).

The receipt of cash in exchange for Common Units pursuant to the Merger will not result in adverse Marshall Islands tax consequences to Common Unitholders that are neither tax residents nor citizens of the Republic of the Marshall Islands nor maintaining offices in or engaging in business, transactions or operations in the Republic of the Marshall Islands.

Q:	When do you expect the Merger to be completed?
A:
We are working toward completing the Merger as quickly as reasonably practicable. Assuming timely satisfaction of necessary closing conditions, including the approval by our Common Unitholders of the Merger Proposal, we currently expect to complete the Merger on December 31, 2021, or shortly thereafter. Absent waiver by the parties, the Merger Agreement provides that the Closing will not occur prior to December 31, 2021. The exact timing of completion of the Merger cannot be predicted because the Merger is subject to various closing conditions, as described in “The Merger Agreement—Conditions to the Merger” beginning on page 101, many of which are outside of our control.

Q:	If the Merger is completed, how will I receive the cash for my Common Units?
A:
If the Merger is completed and your Common Units are held in book-entry, the exchange agent will issue and deliver to you a check or wire transfer for your Common Units without any further action on your part. If the Merger is completed and you are a unitholder of record with your Common Units held in certificated form, you will receive a letter of transmittal with instructions on how to send your Common Units to the exchange agent in connection with the Merger. The exchange agent will issue and deliver to you a check or wire transfer for your Common Units after you comply with such instructions. Please do not send your certificates with your proxy card. Please see “The Merger Agreement—Exchange and Payment Procedures” beginning on page 87.

If the Merger is completed and your Common Units are held in “street name” by your broker, bank, trustee or other nominee, you will receive instructions from your broker, bank, trustee or other nominee as to how to effect the surrender of, and receive payment for, your Common Units held in “street name.”
Q:	What happens if the market price of Common Units of our Common Units significantly changes before the Closing?
A:	Parent is not obligated to change the Merger Consideration as a result of a change in the market price of our Common Units.
Q:	Do any of the Partnership’s directors or officers have interests in the Merger that may differ from those of the Partnership’s Common Unitholders generally?
A:
When considering the unanimous recommendation of the GP Board that you vote to approve the Merger Proposal and the Merger (which GP Board recommendation was based in part on the unanimous recommendation by the Conflicts Committee to the GP Board that the GP Board approve the Merger Agreement and the transactions contemplated thereby, including the Merger), you should be aware that the directors and officers of our General Partner, Service Provider, Teekay Corporation and their affiliates may have interests in the Merger that are different from, or in addition to, the interests of unitholders generally, as more fully described below. In (i) the Conflicts Committee’s evaluating the Merger Agreement and the GP Board’s evaluating and negotiating the Merger Agreement; (ii) the GP Board’s approving and declaring the advisability of the Merger Agreement and the transactions contemplated thereby, including the Merger, on the terms and conditions set forth in the Merger Agreement; and (iii) the Conflicts Committee making its recommendation to the GP Board, and the GP Board recommending that the unitholders of the Partnership entitled to vote to approve the Merger Agreement and the Merger, and the GP Board directing that the Merger Agreement and the Merger be submitted to the unitholders of the Partnership entitled to vote for approval, the Conflicts Committee and GP Board were aware of and considered these interests to the extent that they existed at the time, among other matters. For more information, please see “The Merger—Interests of Certain Persons in the Merger” beginning on page 76.

Q:	Are there any other risks to me from the Merger that I should consider?
A:
Yes. There are risks associated with all business combinations, including the Merger. For additional information, please see “Cautionary Note Regarding Forward-Looking Statements” beginning on page 30 and “Risk Factors” beginning on page 26.

Q:	Who can help answer my other questions?
A:
If you have more questions about the Merger, require assistance in submitting your proxy or voting your Common Units or need additional copies of the proxy statement or the enclosed proxy card, please contact MacKenzie Partners, Inc., which is acting as our proxy solicitor in connection with the Merger.

MACKENZIE PARTNERS, INC.
1407 Broadway
New York, NY, 10018
Unitholders, Banks and Brokers Call Toll Free: (800) 322-2885
If your broker, bank, trustee or other nominee holds your Common Units, you should also contact your broker, bank, trustee or other nominee for additional information.

RISK FACTORS
In addition to the other information included in this proxy statement, including the matters addressed under the caption titled “Cautionary Note Regarding Forward-Looking Statements,” you should consider carefully the following risk factors in determining how to vote at the Special Meeting. The following is not intended to be an exhaustive list of the risks related to the Merger and you should read and consider the risk factors described under Part 1, Item 3, “Key Information-Risk Factors” of our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 1, 2021, and incorporated by reference into this proxy statement, and the section of this proxy statement entitled “Risk Factors.”
The Merger may not be completed, due to the failure of the parties to satisfy the closing conditions or otherwise, and any such failure could negatively affect our Common Unit prices, business, financial condition, results of operations, cash flows or prospects.
The Closing is subject to the satisfaction or waiver of various closing conditions described in “The Merger Agreement—Conditions to the Merger,” including, among others, that:
•	the Partnership Unitholder Approval has been obtained;
•
no statute, rule, regulation or other law (other than any antitrust, competition, trade regulation or foreign direct investment law) will have been enacted or promulgated by any government entity of competent jurisdiction which prohibits or makes illegal the consummation of the Merger, and there will not be in effect any order or injunction of any governmental entity of competent jurisdiction preventing the consummation of the Merger;

•
all consents, notices and other clearances under antitrust, competition, trade regulation and any foreign direct investment laws required or reasonably advisable under applicable laws will have been obtained;

•	the GP Closing will have been consummated concurrently with the Closing;
•	the Services Companies Closing will have been consummated concurrently with the Closing;
•	the Support Agreement and the Covenants Letter Agreement each remains in full force and effect;
•	the representations and warranties of the parties in the Merger Agreement are true and correct;
•	the parties shall have performed or complied with the requisite covenants and agreements prior to the Effective Time;
•	no Partnership material adverse effect will have occurred;
•	all required commercial consents have been obtained by the Partnership and its subsidiaries in compliance with the terms of the Merger Agreement; and
•	all required debt consents will have been obtained by the Partnership and its subsidiaries in compliance with the terms of the Merger Agreement.
No assurance can be given that each of the conditions will be satisfied. In addition, the Merger Agreement may be terminated under the circumstances described in “The Merger Agreement—Termination of the Merger Agreement.” If the conditions are not satisfied or waived in a timely manner and the Merger is delayed, payment of the Merger Consideration will also be delayed.
If the Merger is not completed (including in the case the Merger Agreement is terminated), our ongoing business may be adversely affected. Under such a scenario, the directors, officers and the employees of Teekay LNG and/or its affiliates, as applicable, will have expended extensive time and effort and will have experienced significant distractions from their work, and we will have incurred significant transaction costs, during the pendency of a failed transaction. In addition, our continuing business relationships with business partners and the market’s perceptions of our prospects, could be adversely affected, which could have a material adverse impact on the trading price of our Common Units.
We could also be subject to litigation related to any failure to complete the Merger. If these risks materialize, our financial condition, results of operations, cash flows or prospects could be materially adversely affected.

Some of the directors and officers of our General Partner, the Service Provider and Teekay Corporation have interests that may differ from the interests of our Common Unitholders, and these persons may have conflicts of interest in recommending to our Common Unitholders to approve the Merger Proposal.
Certain of the directors and officers and directors of our General Partner may have interests in the Merger or the transactions contemplated by the Merger Agreement that are different from, or are in addition to, those of our Common Unitholders, which interests are described in the section entitled “The Merger—Interests of Certain Persons in the Merger.” These interests include, among other things:
•
certain directors and officers of our General Partner, the Service Provider and Teekay Corporation hold restricted unit awards granted under the Partnership’s Equity Incentive Plan that will, automatically upon the Effective Time, become fully vested, cancelled and converted into the right to receive an amount in cash equal to the product of (i) the Merger Consideration and (ii) the number of Common Units subject to such restricted unit award held by such holder (as described in “The Merger—Interests of Certain Persons in the Merger—Treatment of Incentive Equity Awards” beginning on page 76); holders of restricted units will also be entitled to an amount equal to the aggregate reinvested distributions on Common Units subject to the award from the grant date of the award until the Effective Time, consistent with the terms of the restricted units;

•
if the Merger is consummated, certain officers and other employees of Teekay Corporation and its subsidiaries who are involved in the Merger and related transactions (including, among others, the Chief Executive Officer and the Chief Financial Officer of the Service Provider), will receive cash payments pursuant to special incentive awards granted by Teekay Corporation in January 2021 (please see “The Merger—Interests of Certain Persons in the Merger—Performance Bonus Arrangements” beginning on page 77);

•
certain officers of the Service Provider are entitled to severance benefits under their respective existing employment or service agreements with Teekay Corporation or its subsidiaries if their employment terminates in certain circumstances, which are described in “The Merger—Interests of Certain Persons in the Merger—Severance Benefits” beginning on page 77;

•
it is anticipated that certain officers of the Service Provider will enter into employment agreements or arrangements with Parent or its affiliates, pursuant to which, among other things, such individuals are expected to continue their employment following the Closing and may, in certain cases, receive increased compensation, as further described in “The Merger—Interests of Certain Persons in the Merger—Employment Agreements with Parent” beginning on page 78;

•
certain directors and officers of our General Partner and Service Provider are shareholders, or affiliates of shareholders, of Teekay Corporation, which will receive (in addition to the Merger Consideration pursuant to the Merger for Common Units owned by Teekay Corporation and its affiliates) from Parent or its affiliates:

•
a total of approximately $26.4 million, in cash, in connection with the GP Transfer at the Effective Time (which total purchase price is equivalent to $17.00 per Common Unit equivalent represented by our General Partner’s General Partner Interest in the Partnership, the same per unit amount as the per Common Unit Merger Consideration payable in connection with the Merger); and

•
if the Management Services Transfer is completed, approximately $3.34 million (subject to certain adjustments as of the closing) in exchange for the transfer to Opco of the contracts, personnel, assets and liabilities of Teekay Corporation’s restructured subsidiaries used in providing certain services to the Partnership and Partnership subsidiaries and joint ventures;

•
if the Merger is consummated, the Partnership will pay or reimburse Teekay Corporation for approximately $11.3 million of costs relating to (a) the special incentive awards granted by Teekay Corporation described above and (b) a portion of the restructuring and other costs to be incurred by Teekay Corporation in connection with the Management Services Transfer, as further described in “The Merger—Interests of Certain Persons in the Merger—Payment or Reimbursement of Costs” beginning on page 78; under existing services agreements between the Services Companies and the Partnership and its subsidiaries, the Partnership would be required to reimburse Teekay Corporation a portion of the cost of the special incentive awards based on an allocation of the time that the recipients of such awards devoted to matters relating to the Partnership; and

•	the directors and officers of our General Partner and the Service Provider will receive continued indemnification for their actions as directors and officers.

In addition, some of the directors and officers of our General Partner and the Service Provider are also directors, officers and/or employees of Teekay Corporation and its affiliates. Teekay Corporation and its subsidiaries own a significant interest in us and may have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to the detriment of our Common Unitholders. These interests could cause members of the GP Board to have a conflict of interest in recommending approval of the Merger Proposal.
The fact that there is a merger pending could materially harm our business, results of operations and cash flows.
While the Merger is pending, we are subject to a number of risks that may harm our business, results of operations and cash flows, including:
•	the diversion of management and employee attention from implementing our business strategies;
•	the fact that we have incurred, and will continue to incur, significant expenses related to the Merger prior to its closing; and
•	our potential inability to respond effectively to competitive pressures, industry developments and future opportunities.
Our obligation to pay a termination fee under certain circumstances and the restrictions on our ability to solicit or engage in negotiations with respect to other potential acquisition proposals may discourage other potential transactions that may be favorable to our unitholders.
Until the Merger is completed or the Merger Agreement is terminated, with limited exceptions, the Merger Agreement prohibits us from soliciting, encouraging or engaging in negotiations with respect to acquisition proposals or other business combinations. The Partnership is required to pay to Parent the approximately $44.6 million Partnership Termination Fee, in cash, if:
•	the Partnership terminates the Merger Agreement pursuant to the Partnership Superior Proposal Termination Provision;
•	Parent terminates the Merger Agreement because a Partnership Change of Recommendation occurs;
•
Parent or the Partnership terminates the Merger Agreement because the Partnership Unitholder Approval is not obtained at the Special Meeting or at any adjournment or postponement thereof at which a vote on the Merger Proposal was taken, and (i) a Partnership Competing Proposal is made known to the Partnership or publicly, or announced by certain persons at least five business days prior to the Partnership Special Meeting and is not withdrawn as required by the Merger Agreement prior to such termination, and (ii) the Partnership either completes such Partnership Competing Proposal or enters into a definitive agreement with respect to such Partnership Competing Proposal within twelve months of the termination date, and such Partnership Competing Proposal is consummated; or

•
Parent terminates the Merger Agreement pursuant to the Partnership Breach Termination Provision and (i) a Partnership Competing Proposal is made known to the Partnership or publicly, or announced by certain persons at least five business days prior to the Partnership Special Meeting, and (ii) the Partnership either completes such Partnership Competing Proposal or enters into a definitive agreement with respect to such Partnership Competing Proposal within twelve months of the termination date, and such Partnership Competing Proposal is consummated.

Solely for purposes of the triggers for payment of the Partnership Termination Fee described above, the terms “Partnership Competing Proposal” and “Partnership Inquiry” shall have the meanings assigned to such terms in the Merger Agreement, except that all references to “15%” in the term Partnership Competing Proposal (including as used in the definition of “Partnership Inquiry”) shall be deemed to be “50%”
The Merger Agreement also provides for certain notice and good faith negotiation rights in favor of Parent in connection with Partnership Competing Proposals and Partnership Superior Proposals received by the Partnership. In addition, if the Merger Agreement is terminated by Parent pursuant to the Partnership Breach Termination Provision or by Parent or the Partnership if the Partnership Unitholder Approval is not obtained at the Special Meeting or at any adjournment or postponement thereof at which a vote on the Merger Proposal was taken, the Partnership will be required (without limiting or otherwise affecting other remedies that may be available to Parent, including any Partnership Termination Fee, if payable) to reimburse Parent for all reasonable out-of-pocket expenses incurred by

Parent, Merger Sub or their affiliates in connection with the Merger Agreement and the transactions contemplated thereby, up to an aggregate amount of $10.0 million. These provisions could discourage other companies and interested parties from proposing alternative transactions that may be more favorable to our Common Unitholders than the Merger.
If the Merger is not consummated by June 30, 2022, including under certain circumstances that may be beyond our control, either we or Parent may choose not to proceed with the Merger.
The Merger is subject to the satisfaction or waiver of various closing conditions described in “The Merger Agreement—Conditions to the Merger” and set forth in the Merger Agreement. The fulfillment of certain of these conditions is beyond our control, such as the receipt of our Common Unitholders’ approval of the Merger Proposal and the receipt of required regulatory approvals and third-party consents and approvals. If the Merger has not been completed by June 30, 2022, either we or Parent generally may terminate the Merger Agreement, notwithstanding the prior receipt of the approval of the Merger Proposal by our Common Unitholders, except that such right to terminate the Merger Agreement will not be available to any party whose material breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement, has been the cause of, or resulted in, the Effective Time not occurring on or before that date.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement includes, or incorporates by reference, forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Exchange Act. All statements included or incorporated by reference in this proxy statement, other than statements of historical fact, are forward-looking statements. Statements about the expected timing, completion and effects of the Merger and related transactions, the Management Projections (as defined in “The Merger—Management Projections”) and all other statements in this proxy statement and the annexes hereto, other than historical facts, constitute forward-looking statements. When used in this proxy statement, the words “expect,” “believe,” “anticipate,” “goal,” “plan,” “intend,” “estimate,” “may,” “will” or similar words are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause the actual results to differ materially from such forward-looking statements. The Partnership may not be able to complete the Merger on the terms described herein or other acceptable terms or at all because of a number of factors, including, but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (2) the failure to obtain the Unitholder Approval or the failure to satisfy the closing conditions in the Merger Agreement, (3) the potential for regulatory authorities to require divestitures, behavioral remedies or other concessions in order to obtain their approval of the Merger Agreement and the Merger, (4) risks related to disruption of management’s attention from the Partnership’s ongoing business operations due to the Merger, (5) the effect of the announcement of the Merger on the ability of the Partnership to retain and hire key personnel and maintain relationships with its customers, suppliers, operating results and business generally, (6) the Merger may involve unexpected costs, liabilities or delays, (7) the Partnership’s business may suffer as a result of the uncertainty surrounding the Merger, including the timing of the consummation of the Merger, (8) the outcome of any legal proceeding relating to the Merger, (9) risks relating to obtaining commercial and debt consents in connection with the transactions, (10) the Partnership may be adversely affected by other economic, business and/or competitive factors, including, but not limited to, those related to COVID-19, and (11) other risks to consummation of the Merger, including the risk that the Merger will not be consummated within the expected time period or at all, which may adversely affect the Partnership’s business and the price of the Common Units.
Actual results may differ materially from those indicated by such forward-looking statements. In addition, the forward-looking statements represent the Partnership’s views as of the date on which such statements were made. The Partnership anticipates that subsequent events and developments may cause its views to change. However, although the Partnership may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Partnership’s views as of any date subsequent to the date hereof. Additional factors that may affect the business or financial results of the Partnership are described in the risk factors included in the Partnership’s filings with the SEC, including the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 1, 2021, which is incorporated by reference herein, as updated by the Partnership’s subsequent filings with the SEC. The Partnership expressly disclaims a duty to provide updates to forward-looking statements, whether as a result of new information, future events or other occurrences, except as required by applicable law.

THE SPECIAL MEETING
This proxy statement is being furnished to our Common Unitholders in connection with the solicitation of proxies by the GP Board for use at the Special Meeting.
Date, Time and Place of the Special Meeting
We will hold the Special Meeting on December 1, 2021, at Conyers Dill & Pearman Limited, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, at 1:00 p.m., Atlantic Time, unless adjourned or postponed to a later time.
Purpose of the Special Meeting
The purpose of the Special Meeting is for our Common Unitholders to consider and vote upon the Merger Proposal relating to the proposed acquisition of the Partnership by Parent. Our Common Unitholders must approve the Merger Proposal for the Merger to occur. If our Common Unitholders fail to approve the Merger Proposal, the Merger will not occur. A copy of the Merger Agreement is attached to this proxy statement as Annex A, which we encourage you to read carefully in its entirety, and material provisions of the Merger Agreement are described under “The Merger Agreement.” Our Common Unitholders are also being asked to approve the Adjournment Proposal.
Record Date; Units Entitled to Vote; Quorum
Only holders of record of our Common Units as of the close of business on October 28, 2021, the Record Date for the Special Meeting, are entitled to notice of, and to vote at, the Special Meeting or any adjournment or postponement thereof. As of the Record Date, 87,010,420 Common Units were outstanding and entitled to vote at the Special Meeting.
The Partnership Agreement restricts Common Unitholders’ voting rights by providing that, subject to certain exceptions, if any person or group owns beneficially more than 20% of the outstanding Common Units, any such Common Units owned by that person or group may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of Common Unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes, unless required by applicable law. We refer to this restriction as the “Cutback.” Because the Common Units in excess of 20% of the outstanding Common Units held by any such Common Unitholders will not be considered outstanding for voting purposes, the voting rights of any such Common Unitholders would effectively be redistributed pro rata among the other unitholders holding less than 20% of the voting power of all Common Units. Our General Partner, its affiliates and persons who acquired more than 20% of the Common Units with the prior approval of the GP Board will not be subject to the Cutback.
Subject to the Cutback, each Common Unit is entitled to one vote per unit. Therefore, a total of 87,010,420 votes are eligible to be cast at the Special Meeting.
The vote of the holders of our Preferred Units is not required to approve any of the proposals at the Special Meeting and is not being solicited.
The quorum requirement for holding the Special Meeting and transacting business is that holders of a majority of our Common Units entitled to vote must be present in person or represented by proxy at the Special Meeting. Abstentions will be counted as present for the purpose of determining whether a quorum is present; however “broker non-votes” (as described below under the sub-heading “—Vote Required; Abstentions and Broker Non-Votes”), if any, will not be counted as present for the purpose of determining whether a quorum is present at the Special Meeting. If your Common Units are held in “street name” by your broker, bank, trustee or other nominee and you do not tell your broker, bank, trustee or other nominee how to vote your Common Units, these Common Units will not be counted for purposes of determining whether a quorum is present for the transaction of business at the Special Meeting. Likewise, any treasury units, which are units owned by the Partnership itself, are not voted and do not count for this purpose.
Once a Common Unit is represented at the Special Meeting, it will be counted for the purpose of determining a quorum at the Special Meeting. However, if a new Record Date is set for an adjourned Special Meeting, then a new quorum will have to be established. Proxies received but marked as abstentions will be included in the calculation of the number of Common Units considered to be present at the Special Meeting. Broker non-votes, if any, will not be considered to be present at the Special Meeting. If less than a majority of our Common Units entitled to vote are present in person or represented by proxy at the Special Meeting, the Common Unitholders entitled to vote thereat, present in person or represented by proxy, may adjourn the Special Meeting from time to time without notice other than announcement at the Special Meeting (unless a new record date is set) to any Common Unitholder not present at the Special Meeting, to a later date until a quorum is present.
Vote Required; Abstentions and Broker Non-Votes
For the Partnership to complete the Merger, unitholders holding at least a majority of the outstanding Common Units entitled to vote at the Special Meeting on the Record Date must affirmatively vote “FOR” the Merger Proposal. Under the Merger Agreement, the receipt of such required vote is a condition to the consummation of the Merger. A failure to vote your Common Units, an abstention from voting or a broker non-vote will have the same effect as a vote “AGAINST” the Merger Proposal.
Approval of the Adjournment Proposal requires the affirmative vote of a majority of the Common Units present in person or represented by proxy and entitled to vote on such proposal at the Special Meeting as of the Record Date. Abstentions will have the same effect as a vote “AGAINST” the Adjournment Proposal but the failure to vote your Common Units and broker non-votes, if any, will have no effect on the outcome of the Adjournment Proposal.
In accordance with NYSE rules, brokers, banks, trustees or other nominees who hold Common Units in “street name” for their customers do not have discretionary authority to vote the Common Units with respect to any of the proposals at the Special Meeting. Accordingly, if brokers, banks, trustees or other nominees do not receive specific voting instructions from the beneficial owner of such Common Units, they may not vote such Common Units with respect to any of the proposals at the Special Meeting. Under such circumstance, a “broker non-vote” would arise. Broker non-votes, if any, will not be counted for purposes of determining whether a quorum is present at the Special Meeting and will have the same effect as a vote “AGAINST” the Merger Proposal, but will have no effect on the Adjournment Proposal. For Common Units held in “street name,” only Common Units affirmatively voted “FOR” the Merger Proposal will be counted as a favorable vote for such proposal. Because none of the proposals to be voted on at the Special Meeting are routine matters for which brokers may have discretionary authority to vote, we do not expect any broker non-votes at the Special Meeting.
Common Units Held by Certain Persons
As of the Record Date, the directors and officers of our General Partner, the Service Provider and Teekay Corporation, beneficially owned and were entitled to vote, in the aggregate, less than 1.0% of the aggregate Common Units entitled to vote at the Special Meeting (excluding Common Units owned by Teekay Corporation and its subsidiaries). The directors and executive officers of the General Partner or the Service Provider and of Teekay Corporation have informed the Partnership that they currently intend to vote all of their Common Units “FOR” each of the proposals to be considered and voted on at the Special Meeting.
Concurrently with the execution of the Merger Agreement, Teekay Corporation and its subsidiary Teekay Finance Limited entered into the Support Agreement with Parent. Pursuant to the Support Agreement, Teekay Corporation has agreed, among other things and upon the terms and subject to the conditions thereof, to vote such Common Units for approval of the Merger Proposal and against any competing proposals. For more information, please see “The Support Agreement” beginning on page 105. Teekay Corporation and its subsidiaries beneficially own approximately 41% of the outstanding Common Units entitled to vote at the Special Meeting.
Voting of Proxies
Attendance and Voting at the Special Meeting
All holders of outstanding Common Units as of the Record Date for the Special Meeting, including Common Unitholders of record and beneficial owners of Common Units registered in the “street name” of a broker, bank, trustee or other nominee, are invited to attend the Special Meeting.
You should be prepared to present photo identification for admittance to the Special Meeting. In addition, if you are a Common Unitholder of record, your name will be verified against the list of Common Unitholders of record on the record date prior to your being admitted to the Special Meeting. If you are not a Common Unitholder of record, but hold Common Units through a bank, broker or other nominee (i.e., in “street name”), you will need to bring your account statement or letter from your bank, broker or other nominee evidencing your beneficial ownership of Common Units as of the record date and, if you intend to vote at the Special Meeting, a legal proxy in your name from your bank, broker or other nominee, which you will need to present to the inspector of election with your ballot.

Submitting a Proxy or Providing Voting Instructions
To ensure that your Common Units are voted at the Special Meeting, we recommend that you provide voting instructions promptly by proxy, even if you plan to attend the Special Meeting.
Common Units Held by Record Holder. If you are a Common Unitholder of record as of the Record Date, you may submit a proxy using one of the methods described below:
Submit a Proxy by Telephone or via the Internet. This proxy statement is accompanied by a proxy card with instructions for submitting votes by telephone or via the Internet. You may vote by telephone by calling the toll-free number or via the Internet by accessing the Internet address as specified on the enclosed proxy card. Your Common Units will be voted as you direct in the same manner as if you had completed, signed, dated and returned your proxy card, as described below.
Submit a Proxy Card. If you complete, sign, date and return the enclosed proxy card by mail so that it is received in time for the Special Meeting, your Common Units will be voted in the manner directed by you on your proxy card. If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the Merger Proposal and the Adjournment Proposal. If you are a Common Unitholder of record and fail to return your proxy card, unless you are a holder of record on the Record Date and attend the Special Meeting and vote in person, the effect will be that your Common Units will not be counted for purposes of determining whether a quorum is present at the Special Meeting and will have the same effect as a vote “AGAINST” the Merger Proposal, but will not affect the vote regarding the Adjournment Proposal.
Common Units Held in “Street Name.” If your Common Units are held by a broker, bank, trustee or other nominee on your behalf in “street name,” your broker, bank, trustee or other nominee will send you instructions as to how to provide voting instructions for your Common Units. Many banks and brokerage firms have a process for their customers to provide voting instructions by telephone or via the Internet, in addition to providing voting instructions via a voting instruction form.
In accordance with NYSE rules, brokers, banks, trustees or other nominees who hold Common Units in “street name” for their customers do not have discretionary authority to vote the Common Units with respect to the Merger Proposal or the Adjournment Proposal. Accordingly, if brokers, banks, trustees or other nominees do not receive specific voting instructions from the beneficial owner of such Common Units, they may not vote such Common Units with respect to the Merger Proposal or the Adjournment Proposal. Under such circumstance, a “broker non-vote” would arise. Broker non-votes, if any, will not be counted for purposes of determining whether a quorum is present at the Special Meeting and will have the same effect as a vote “AGAINST” the Merger Proposal, but will have no effect on the Adjournment Proposal. For Common Units held in “street name,” only Common Units affirmatively voted “FOR” the Merger Proposal will be counted as a favorable vote for such proposal. Because none of the proposals to be voted on at the Special Meeting are routine matters for which brokers may have discretionary authority to vote, we do not expect any broker non-votes at the Special Meeting.
Revocability of Proxies
Any person giving a proxy pursuant to this solicitation has the power to revoke and change it any time before it is voted at the Special Meeting. If you are a Common Unitholder of record as of the Record Date, you may revoke your proxy at any time before the vote is taken at the Special Meeting by:
•
submitting a new proxy with a later date, by using the telephone or Internet proxy submission procedures described above, or by completing, signing, dating and returning a new proxy card by mail to the Partnership;

•	attending the Special Meeting and voting in person (however, simply attending the Special Meeting will not cause your proxy to be revoked); or
•
delivering to the Corporate Secretary of the Partnership, before the Special Meeting, a written notice of revocation to: Teekay LNG Partners L.P., 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton HM 08, Bermuda, Attention: Corporate Secretary.

Please note, however, that only your last-dated proxy will be effective. Attending the Special Meeting without taking one of the actions described above will not in itself revoke your proxy. Please note that if you want to revoke your proxy by mailing a new proxy card to the Partnership or by sending a written notice of revocation to the Partnership, you should ensure that you send your new proxy card or written notice of revocation in sufficient time for it to be received by the Partnership before the Special Meeting.
If you hold your Common Units in “street name” through a broker, bank, trustee or other nominee, you will need to follow the instructions provided to you by your broker, bank, trustee or other nominee in order to revoke your proxy or submit new voting instructions.
Tabulation of Votes
All votes will be tabulated by a representative of Conyers Dill & Pearman Limited, who will act as the inspector of elections appointed for the Special Meeting and will separately tabulate affirmative and negative votes, abstentions and broker non-votes, if any.
Recommendation of the GP Board
After considering the factors more fully described in “The Merger—Reasons for the Merger and Recommendations of the Conflicts Committee and the GP Board,” after consultation with the Partnership’s legal and financial advisors and based in part upon the unanimous recommendation of the Conflicts Committee that the GP Board approve the Merger Agreement and the transactions contemplated thereby or referenced therein, including the Merger, the GP Board, acting with “Special Approval” within the meaning of the Partnership Agreement, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of the Partnership and its Common Unitholders on the terms and conditions set forth in the Merger Agreement; (ii) adopted resolutions approving and declaring the advisability of the Merger Agreement and the transactions contemplated thereby, including the Merger, on the terms and conditions set forth in the Merger Agreement; and (iii) adopted resolutions recommending that the unitholders of the Partnership entitled to vote approve the Merger Agreement and the Merger and directing that the Merger Agreement and the Merger, be submitted to the unitholders of the Partnership entitled to vote for approval.
The GP Board unanimously recommends that you vote: (1) “FOR” the Merger Proposal; and (2) “FOR” the Adjournment Proposal.
For a discussion of material factors considered by the GP Board in reaching its conclusions, please see to “The Merger—Reasons for the Merger and Recommendations of the Conflicts Committee and the GP Board.”
Adjournments and Postponements
Although it is not currently expected, the Special Meeting may be adjourned or postponed for the purpose of soliciting additional proxies. In the event that there is present, in person or represented by proxy, sufficient favorable voting power to secure the vote of the Common Unitholders of the Partnership necessary to approve the Merger Proposal, the Partnership does not anticipate that it will adjourn or postpone the Special Meeting.
The Special Meeting may be adjourned by the affirmative vote of holders of a majority of the outstanding Common Units of the Partnership entitled to vote at the Special Meeting represented either in person or represented by proxy and entitled to vote on the Adjournment Proposal at the Special Meeting. Any signed proxies received by the Partnership in which no voting instructions are provided on such matter will be voted in favor of an adjournment in these circumstances.
Any adjournment or postponement of the Special Meeting for the purpose of soliciting additional proxies will allow the Partnership’s Common Unitholders who have already sent in their proxies to revoke them at any time prior to their use at the Special Meeting as adjourned or postponed.
Solicitation of Proxies
The GP Board is soliciting your proxy, and we will bear the cost of soliciting proxies. We have engaged MacKenzie Partners, Inc. to assist in the solicitation of proxies for the Special Meeting. We estimate that we will pay MacKenzie Partners, Inc. a fee of approximately $15,000 and will reimburse MacKenzie Partners, Inc. for reasonable out-of-pocket expenses and will indemnify it and its affiliates against certain claims, liabilities, losses, damages and expenses. We may also reimburse brokers, banks and other custodians, nominees and fiduciaries representing beneficial owners of Common Units for their expenses in forwarding soliciting materials to beneficial owners and in obtaining voting instructions from those owners. Our directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.
No Appraisal Rights
Under the Marshall Islands Limited Partnership Act and the Partnership Agreement, there are no dissenters’ or appraisal rights for Common Unitholders in connection with the Merger or the transactions contemplated by the Merger Agreement.
Other Matters
If you hold your Common Units in certificated form, you should not return your certificate or send documents representing Common Units with the proxy card. If the Merger is completed, the exchange agent for the Merger will send you a letter of transmittal and instructions for exchanging your Common Units for the applicable Merger Consideration. If the Merger is completed and if your Common Units are held in book-entry form, the exchange agent will issue and deliver to you a check or wire transfer for your Common Units.
Questions and Additional Information
If you have any questions concerning the Merger, the Special Meeting or this proxy statement, would like additional copies of this proxy statement or need help voting your Common Units, please contact our proxy solicitor:
MACKENZIE PARTNERS, INC.
1407 Broadway
New York, NY, 10018
Unitholders, Banks and Brokers Call Toll Free: (800) 322-2885

PROPOSAL 1: APPROVAL OF THE MERGER AGREEMENT AND THE MERGER
We are asking you to approve the Merger Agreement and the Merger.
For a summary of and detailed information regarding this proposal, please see the information about the Merger Agreement and the Merger throughout this proxy statement, including the information set forth in “The Merger” and “The Merger Agreement.” A copy of the Merger Agreement is attached to this proxy statement as Annex A. We encourage you to read the Merger Agreement carefully in its entirety.
Pursuant to the Partnership Agreement, we cannot complete the Merger without the affirmative vote of at least a majority of the outstanding Common Units entitled to vote at the Special Meeting as of the Record Date, voting in favor of the Merger Proposal. If you abstain from voting, fail to cast your vote, in person or by proxy, or fail to give voting instructions to your broker, bank, trustee or other nominee, it will have the same effect as a vote “AGAINST” the Merger Proposal.
The GP Board unanimously recommends that you vote “FOR” the Merger Proposal.

THE MERGER
This discussion of the Merger is qualified in its entirety by reference to the Merger Agreement, which is attached to this proxy statement as Annex A. You should read the entire Merger Agreement carefully as it is the legal document that governs the Merger.
Parties Involved in the Merger
Teekay LNG Partners L.P.
Teekay LNG is a limited partnership formed under the laws of the Republic of the Marshall Islands. We are an international provider of marine transportation services focusing on liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG). We generate revenues by charging customers for the transportation of their LNG and LPG using our vessels. The substantial majority of these transportation services are provided through time-charter contracts, where vessels are chartered to customers for fixed periods of time at rates that are generally fixed but may contain a variable component based on inflation, interest rates or other factors. We were formed in 2004 by Teekay Corporation (NYSE: TK), a portfolio manager of marine services to the global oil and natural gas industries, to expand its operations in the LNG shipping sector. Teekay Corporation, which indirectly owns and controls our General Partner, indirectly owns the General Partner Interest and, as of the Record Date, owned approximately 41% of our outstanding Common Units. Please see “Where You Can Find More Information” for additional information regarding us.
Our Common Units are listed on the NYSE under the symbol “TGP.” In addition, our Series A Preferred Units and our Series B Preferred Units are listed on the NYSE under the symbols “TGPPA” and “TGPPB,” respectively.
Our principal executive office is located at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda, and our telephone number is (441) 298-2530.
Teekay GP L.L.C.
Our sole General Partner is Teekay GP L.L.C., a limited liability company formed under the laws of the Republic of the Marshall Islands, is a wholly-owned indirect subsidiary of Teekay Corporation. As of November 1, 2021, the General Partner holds 100% of the General Partner Interest.
Stonepeak Limestone Holdings LP ( f/k/a Stonepeak Infrastructure Fund IV Cayman (AIV III) LP)
Parent is a Cayman Islands exempted limited partnership formed in 2021 solely for the purposes of entering into the transactions contemplated by the Merger Agreement and related agreements and completing the Merger and the other transactions contemplated thereby, and has not entered into any business activities other than in connection with the transactions contemplated by the Merger Agreement and related agreements. Upon the completion of the Merger, the Partnership, as the surviving entity, will be a wholly owned subsidiary of Parent.
Limestone Merger Sub, Inc.
Merger Sub is a Marshall Islands corporation and a wholly-owned subsidiary of Parent. Merger Sub was incorporated in 2021 by Parent solely for the purposes of entering into the transactions contemplated by the Merger Agreement and related agreements and completing the Merger and the other transactions contemplated thereby, and has not entered into any business activities other than in connection with the transactions contemplated by the Merger Agreement and related agreements. Upon completion of the Merger, Merger Sub will cease to exist and the Partnership will continue as the surviving entity of the Merger.
Parent and Merger Sub are each affiliated with Stonepeak Partners LP (“Stonepeak”). Stonepeak is a leading alternative investment firm specializing in infrastructure and real assets with approximately $39 billion of assets under management. Through its investment in defensive, hard-asset businesses globally, Stonepeak aims to create value for its investors and portfolio companies, and to have a positive impact on the communities in which it operates. Stonepeak sponsors investment vehicles focused on private equity and credit. The firm provides capital, operational support, and committed partnership to sustainably grow investments in its target sectors, which include communications, energy transition, power and renewable energy, transport and logistics, and water. Stonepeak is headquartered in New York with offices in Houston, Austin and Hong Kong.

Effect of the Merger
Upon the terms and subject to the satisfaction or waiver of the certificate of the Merger Agreement, if the Merger is completed, Merger Sub will merge with and into the Partnership, and the Partnership will continue as the surviving entity as a wholly-owned subsidiary of Parent. As a result of the Merger, the Partnership’s Common Units will no longer be publicly traded and will be delisted from the NYSE. You will have the right to receive the Merger Consideration with respect to your Common Units, but you will no longer have any other rights as a holder of Common Units of the Partnership. In addition, the Partnership’s Common Units will be deregistered under the Exchange Act. If the Merger is completed, you will not own any of the Common Units of the surviving entity.
Our Preferred Units will not be changed in the Merger and will remain outstanding immediately thereafter. Our Preferred Units will continue to be listed on the NYSE and registered under the Exchange Act.
In connection with the Merger, Parent or its subsidiaries will, upon the terms and subject to the conditions of the GP Purchase Agreement and the Management Services Agreement, respectively, purchase from Teekay Corporation or its applicable subsidiaries (i) all of the outstanding limited liability company interest in the General Partner pursuant to the GP Transfer and (ii) the contracts, personnel, assets and liabilities of Teekay Corporation’s subsidiaries used in providing certain services, pursuant to existing agreements, to the Partnership and Partnership subsidiaries and joint ventures, pursuant to the Management Services Transfer. For additional information, please see “The GP Purchase Agreement” and “Other Transaction Agreements—The Management Services Restructuring and Purchase Agreement” beginning on pages 107 and 109, respectively.
The Effective Time will occur upon the filing of the certificate of merger with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands, or at such other time as the parties to the Merger Agreement shall agree and specify in the certificate of merger.
Effect on the Partnership if the Merger is Not Completed
If Partnership Unitholder Approval is not obtained, or if the Merger is not consummated for any other reason, our unitholders will not receive any payment for their units in connection with the Merger. Instead, our Common Units will continue to be listed and traded on the NYSE and registered under the Exchange Act. In addition, if the Merger is not completed, we expect that management will operate the business in a manner similar to that in which it is being operated currently and that unitholders will continue to be subject to the same risks and opportunities to which they are currently subject, including, among other things, the risks described in the risk factors included in our filings with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2020, which is incorporated by reference herein, as updated by our subsequent filings with the SEC.
Depending on the circumstances that caused the Merger not to be completed, the price of our Common Units may decline significantly, and if that were to occur, it is uncertain when, if ever, the price of our Common Units would return to the price at which they traded as of the date of this proxy statement or reach the price level of the Merger Consideration.
Accordingly, if the Merger is not completed, there can be no assurance as to the effect of these risks and opportunities on the future value of your units. If the Merger is not completed, the GP Board will continue to evaluate and review our business operations, strategic direction and capitalization, among other things, and will make such changes, if any, as are deemed appropriate. If the Merger Proposal is not approved by our Common Unitholders or if the Merger is not completed for any other reason, there can be no assurance that any other transaction acceptable to the GP Board will be offered or that our business, prospects or results of operations will not be adversely impacted.
If the Merger Agreement is terminated under specified circumstances, the Partnership will be required to pay to Parent the approximately $44.6 million Partnership Termination Fee or Parent will be required to pay to the Partnership the approximately $89.1 million Parent Termination Fee. Upon certain terminations of the Merger Agreement, the Partnership will be required (without limiting or otherwise affecting other remedies that may be available to Parent, including any Partnership Termination Fee, if payable) to reimburse Parent for all reasonable out-of-pocket expenses incurred by Parent or its affiliates in connection with the Merger Agreement and the transactions contemplated thereby, up to an aggregate amount of $10.0 million. Any such reimbursed amount will be credited against any Partnership Termination Fee that subsequently becomes payable to Parent. Please see “—Termination Fees and Treatment of Expenses” beginning on page 103.

Merger Consideration
Upon the Effective Time of the Merger, each Common Unit that is issued and outstanding immediately prior to the Effective Time (other than any Excluded Units), will cease to be outstanding and will be converted into the right to receive the Merger Consideration, which is $17.00 per Common Unit, in cash, without interest, subject to deductions of any applicable withholding taxes.
At the Effective Time, all Common Units owned immediately prior to the Effective Time by the Partnership or its wholly owned subsidiaries or by Parent or its wholly owned subsidiaries (the “Excluded Units”) will automatically be cancelled, and no consideration will be delivered in respect thereof.
For a description of the treatment in the Merger of our outstanding equity-based awards, please see “The Merger Agreement—Treatment of Incentive Equity Awards” beginning on page 87.
Payments to Teekay Corporation and its Subsidiaries
If the GP Transfer is completed, Parent will, upon the terms and subject to the conditions of the GP Purchase Agreement, pay to Teekay Corporation or its applicable subsidiary a total of approximately $26.4 million in cash, in exchange for all of the outstanding limited liability company interest in the General Partner. The General Partner holds 100% of the General Partner Interest of the Partnership, which represents an economic ownership interest in the Partnership equal to 1,555,061 Common Units. Such total purchase price is equivalent to the total number of Common Unit equivalents represented by the General Partner Interest, multiplied by $17.00 per Common Unit, the same per unit amount as the per Common Unit Merger Consideration payable in connection with the Merger. For additional information, please see “The GP Purchase Agreement” beginning on page 107.
If the Management Services Transfer is completed, Opco will pay to Teekay Corporation approximately $3.34 million in cash, subject to certain adjustments as of the Closing, in exchange for the transfer to Opco the contracts, personnel, assets and liabilities of Teekay Corporation’s restructured subsidiaries that provide certain services to the Partnership and Partnership subsidiaries and joint ventures. For additional information, please see “Other Transaction Agreements—The Management Services Agreement” beginning on page 109.
If the Merger is consummated, the Partnership will pay or reimburse Teekay Corporation for certain costs as described in “—Interests of Certain Persons in the Merger—Payment or Reimbursement of Costs” beginning on page 78.
Treatment of Incentive Equity Awards
As of the Effective Time, each restricted unit award subject to the Equity Incentive Plan that is outstanding immediately prior to the Effective Time will automatically become fully vested, cancelled and converted into the right to receive an amount in cash equal to the product of (i) the Merger Consideration and (ii) the number of Common Units subject to such restricted unit award held by such holder, subject to any applicable withholding taxes. Holders of restricted units will also be entitled to an amount equal to the aggregate reinvested distributions on Common Units subject to the award from the grant date of the award until the Effective Time, consistent with the terms of the restricted units. As of the date of this proxy statement, only restricted unit awards are outstanding under the Equity Incentive Plan.
The Partnership has granted the restricted unit awards to certain of the Partnership’s employees and to certain employees of Teekay Corporation’s subsidiaries that provide services to the Partnership. The restricted unit awards are based on the Partnership’s closing Common Unit price on the grant date and vest equally over three years from the grant date. Each restricted unit is equal in value to one of the Partnership's Common Units plus reinvested distributions from the grant date to the vesting date. As of December 31, 2021, the earliest Closing Date under the Merger Agreement, absent waiver by the parties, the Partnership expects to have outstanding a total of 354,944 restricted units (with such amount being adjusted to reflect aggregate reinvested distributions since the grant dates), based on existing vesting schedules.
The GP Board has taken such action as is necessary to cause each restricted unit award to become fully vested and free of any applicable forfeiture restrictions, effective as of immediately prior to the Effective Time.

Background of the Merger
Background of the Merger
The chronology included in this section of this proxy statement summarizes key meetings and events that led to the signing of the Merger Agreement. The chronology does not purport to catalogue every action by or conversation among the board of directors of Teekay Corporation (the “Teekay Board”), the GP Board, the Conflicts Committee, Parent or the representatives of each company, their respective advisors or any other persons.
The Partnership is a leader in an industry with a strong future market outlook due to the potential role of liquified natural gas (“LNG”) as a key bridging fuel in the global energy transition to decarbonized fuels. However, the Partnership’s limited access to capital and its relatively high cost of capital as a standalone entity, as described below, reduces its ability to take advantage of these growth opportunities. The GP Board has regularly monitored the shipping and financial markets for opportunities that may be available to maintain and grow the Partnership’s position in the industry. As part of the ongoing oversight of the Partnership’s business, the GP Board regularly reviews and discusses with the Partnership’s and Teekay Corporation’s management teams the Partnership’s performance, future growth prospects and overall strategic direction, and considers ways to strengthen the Partnership’s business and enhance Common Unitholder value. These reviews and discussions have included consideration of, among other things, the business environment facing the LNG and liquified petroleum gas (“LPG”) shipping industries, the transition to shorter-term charter contracts in the LNG business, the Partnership’s existing ownership and corporate structure as a publicly traded or “master” limited partnership (“MLP”), the market for LNG and LPG, the Partnership’s financial leverage and its ability to access competitively-priced capital required to maintain and grow its business and execute any newbuild program, the risks to the Partnership’s business, particularly those associated with geopolitical factors, the residual value of LNG carriers and global warming, the focus on decarbonizing the energy chain, and the role of methane as a greenhouse gas.
The Partnership funded its growth between its initial public offering in 2005 and 2014 primarily through low-cost equity capital available to the Partnership during this period. In 2015, a multi-year downturn commenced in global energy markets that also negatively affected energy-related equity markets, which resulted in a general weakening of investor sentiment towards the energy market generally and the MLP sector specifically. This caused a sharp decrease in equity prices for most participants in this market and sector, with lower common unit prices leading to higher MLP yields and a related higher cost of capital. As the Partnership’s Common Unit yield increased, it became challenging for the Partnership to issue new equity for growth at an accretive price level. As a result of the continuing global energy market downturn and a growing disconnect between trading levels and cash distributions, the Partnership reduced its quarterly distributions to its Common Unitholders in December 2015 from $0.70 per Common Unit to $0.14 per Common Unit, to preserve cash to fund its then approximately $3.5 billion committed growth program. This led to further decreases in the Partnership’s Common Unit price and made it increasingly uneconomical to issue new common equity.
In recent years, the GP Board has taken steps to reduce the trading discount of the Common Units compared to the underlying intrinsic value of the Partnership’s business. These steps have included, among other things:
•
Delevering the Partnership’s balance sheet. Since peaking at a leverage ratio of 9.1x at the end of 2018 on a proportional net debt to adjusted EBITDA basis,[2] the Partnership has reduced its leverage ratio to 5.9x based on a proportional net debt to its second quarter of 2021 annualized adjusted EBITDA-basis.

•	Increasing the Partnership’s annual Common Unit distribution by over 30% in each of 2019 and 2020, and by 15% in 2021.
[2]
Net debt is a non-GAAP financial measure and represents current portion of long-term debt, long-term debt, current obligations related to finance leases and long-term obligations related to finance leases, less cash and cash equivalents, and, if applicable, restricted cash. Adjusted EBITDA is a non-GAAP financial measure and represents net income before interest, taxes, and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include unrealized credit loss provisions, unrealized gains or losses on non-designated derivative instruments, write-downs of vessels, gains or losses on sales of vessels, foreign currency exchange gains or losses, adjustments for direct financing and sales-type leases to a cash basis, and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Partnership's performance, views these gains or losses as an element of interest expense and realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments.

•
Implementing a $100 million Common Unit repurchase program on December 19, 2018. To date, the Partnership has repurchased 3.63 million Common Units, or 4.6% of the outstanding Common Units immediately prior to the commencement of the program, for a total cost of $44.2 million, which represents an average repurchase price of $12.16 per unit.

•
Converting the Partnership’s tax structure by electing to be taxed as a corporation, rather than a partnership for U.S. federal income tax purposes effective January 1, 2019, to allow for greater investment in the Partnership by large institutional investors, as such investors may have previously been restricted from investing in MLPs taxed as a partnership, which issue Schedule K-1s rather than Form 1099s.

•
Eliminating the Partnership’s incentive distribution rights (“IDRs”) in May 2020. The IDRs required a disproportionate amount of cash flows to be allocated to the General Partner to the extent the Partnership continued to increase its quarterly distributions. The elimination of the IDRs provided for greater alignment between the interests of the General Partner and Common Unitholders. In exchange for eliminating the IDRs, the Partnership issued to subsidiaries of Teekay Corporation 10,750,000 Common Units, bringing Teekay Corporation’s economic interest in the Partnership to approximately 41% of the then issued and outstanding Common Units.

Despite these initiatives, as well as the positive long-term fundamental conditions for LNG globally, the Partnership has continued to trade at a discount, which has made the Partnership less competitive relative to many of its peers which do not source equity at public market valuations.
Throughout this period, the Teekay Board continued to focus on ways in which Teekay Corporation could increase its financial flexibility and maximize shareholder value. The Teekay Board was supportive of the actions taken by the GP Board to reduce the trading discount of the Partnership’s Common Units and maximize the value of the Partnership. However, the Teekay Board also regularly discussed strategic alternatives relating to the Partnership, particularly as the Common Units of the Partnership continued to trade at a significant discount to the underlying intrinsic value thereof in spite of the actions taken by the GP Board.
Following the sale of Teekay Corporation’s remaining interests in Teekay Offshore in 2019, during each of its regular quarterly meetings in 2019 and 2020, the Teekay Board continued discussions with Teekay Corporation’s management regarding strategic alternatives with respect to its oil and gas shipping businesses in order to maximize shareholder value and to create financial flexibility for Teekay Corporation.
On December 2, 2020, the Teekay Board held a regular quarterly meeting by videoconference, which was also attended by representatives of Teekay Corporation’s management. As part of the meeting, management provided a comprehensive analysis of Teekay Corporation’s strategic alternatives to maximize shareholder value and to create financial flexibility for Teekay Corporation. At that time, the Common Units were trading at $11.99 per Common Unit, which the Teekay Board considered to be a significant discount to their intrinsic value. At the meeting, the Teekay Board directed management to commence a process in early 2021 to explore the sale of Teekay Corporation’s ownership interests in the Partnership to determine if there was a buyer that would be prepared to pay what the Teekay Board considered to be the intrinsic value of its interests in the Partnership.
On January 6, 2021, Teekay Corporation’s management (a) created a dedicated project team (consisting of Teekay Corporation’s Chief Executive Officer, Chief Financial Officer, General Counsel, the Service Provider’s Chief Executive Officer and Chief Financial Officer, and other employees of Teekay Corporation and its subsidiaries) and (b) initiated the process of retaining a financial advisor to lead a process to identify interested buyers for the following (collectively, the “Stake Sale”):
•	Teekay Corporation’s approximate 41% Common Unit stake in the Partnership;
•
Teekay Corporation’s indirect ownership of all of the outstanding limited liability company interest in the General Partner (the “GP Ownership Interest”), which in turn owns the General Partner Interest, which represents an economic ownership interest in the Partnership equivalent to 1,555,061 Common Units (the “GP Common Unit Equivalents”); and

•	Teekay Corporation’s restructured Services Companies that provide, pursuant to existing contracts, comprehensive services to the Partnership and its subsidiaries and joint ventures.
On January 7, 2021, the Compensation and Human Resources Committee of the Teekay Board held a meeting by videoconference to consider and approve the grant of a special incentive package that would be awarded to the dedicated project team members upon successful completion of a Stake Sale or similar transaction. A portion of the special incentive package was granted in lieu of the regular June 2021 long-term incentive grant. For additional information about these awards, please see “The Merger—Interests of Certain Persons in the Merger—Performance Bonus Arrangements” beginning on page 77.
On January 8, 2021, Teekay Corporation’s management engaged Squire Patton Boggs (US) LLP (“Squire Patton Boggs”) as Teekay Corporation’s legal advisor for the Stake Sale process, with long-time legal advisor, Perkins Coie LLP, assisting with U.S. securities law advice. Teekay Corporation selected Squire Patton Boggs based on, among other things, its familiarity with the Teekay group and its expertise and experience with mergers and acquisitions.
Also on January 8, 2021, David Schellenberg, Chair of the Teekay Board, and Kenneth Hvid, Teekay Corporation’s President and Chief Executive Officer who also serves as Chair of the GP Board, communicated, for informational purposes only, Teekay Corporation’s intention to pursue the Stake Sale to Richard D. Paterson and Sylvia K. Barnes, in their roles as the independent directors of the GP Board and members of the Conflicts Committee. Other members of the GP Board were already aware of the proposed Stake Sale through their service on the Teekay Board. Between January 6 and January 7, 2021, Teekay Corporation’s management contacted three investment banks about potentially serving as financial advisor to the Teekay Board in connection with the proposed Stake Sale.
On January 12, 2021, the Teekay Board held a meeting by videoconference, with members of Teekay Corporation’s management team, a representative of Squire Patton Boggs, and a special advisor to the Teekay Board also in attendance. Management provided an update on steps taken since the December 2, 2020 Teekay Board meeting in connection with Teekay Corporation’s plan to explore the Stake Sale.
On January 25, 2021, the members of the Teekay Board and of Teekay Corporation’s management team, a representative of Squire Patton Boggs and a special advisor to the Teekay Board participated in videoconference presentations given by each of the three investment banks selected by management, as potential financial advisors for the Stake Sale. Morgan Stanley was one of the investment banks. Following the presentations, the Teekay Board held a meeting, with management and the special advisor in attendance, to discuss, among other things, the presentations. The Teekay Board also noted the importance of engaging a financial advisor with significant global contacts given the size and scope of the proposed transaction.
On January 28, 2021, Teekay Corporation engaged Morgan Stanley to act as its exclusive financial advisor in connection with the Stake Sale. Teekay Corporation selected Morgan Stanley based on, among other things, its extensive global contacts, qualifications and its expertise and experience with the shipping industry and mergers and acquisitions. Morgan Stanley’s engagement was subsequently confirmed by an engagement letter dated May 28, 2021.
Following Morgan Stanley’s engagement, members of the dedicated project team, with assistance from representatives of Morgan Stanley, (a) commenced preparing a confidential information presentation (the “CIP”) for use in marketing the Stake Sale to prospective bidders and (b) developed a list of 21 bidder candidates, including 19 financial and two strategic bidders.
On February 1, 2021, the Conflicts Committee held a call with representatives of Potter Anderson & Corroon LLP (“Potter Anderson”), which had served as independent legal advisor to the Conflicts Committee in the past, to discuss (a) the determination of Teekay Corporation to consider the Stake Sale and (b) the possibility that Teekay Corporation would request that the GP Board consider a sale of the Partnership to a third party. The Conflicts Committee and Potter Anderson discussed potential conflicts that might arise between the Partnership and the Public Unitholders, on the one hand, and the General Partner and its controlling affiliates (including Teekay Corporation), on the other hand, and, accordingly, the role the Conflicts Committee might have in connection with such possible transactions.
Between February 23 and March 19, 2021, in order to gauge initial interest levels, at the direction of Teekay Corporation, Morgan Stanley contacted 19 potential financial bidders about a potential Stake Sale, as part of a pre-marketing exercise and only disclosing the identity of Teekay Corporation or the Partnership as needed and at the direction of Teekay Corporation. Financial bidder feedback indicated a general preference for a 100%-sale of the target company rather than a Stake Sale, primarily to eliminate the public listing of the Common Units. Teekay Corporation determined that inclusion of strategic bidders generally would be limited in the sale process, and that no strategic bidders would be contacted as part of this initial outreach, due to commercial sensitivities, a preference by Teekay Corporation, in light of its strategic goal of creating financial flexibility, for a cash transaction rather than a stock-for-stock transaction, and a financial buyer’s potential greater access to capital.
On March 10, 2021, the Teekay Board held a regular quarterly meeting by videoconference, with members of Teekay Corporation’s management team and a representative of Squire Patton Boggs also in attendance. As part of the meeting, management provided an update on the Stake Sale process. The Squire Patton Boggs representative provided an overview of legal matters related to the plan and participated in a discussion about Teekay Corporation’s proposed Stake Sale. The Teekay Board also requested that Teekay Corporation’s management provide, throughout the sale process and to both the Teekay Board and the GP Board, regular updates relating to the Stake Sale.
Throughout the sale process, Teekay Corporation’s management provided regular transaction updates to the Teekay Board and the GP Board, which were in addition to the updates management provided at board meetings.
On March 12, 2021, the Conflicts Committee determined to engage Potter Anderson as independent Delaware counsel to the Conflicts Committee, based on, among other things, Potter Anderson’s qualifications, its experience, and expertise with respect to transactions raising potential conflicts of interest and its experience serving as an independent legal advisor to the Conflicts Committee in the past and other committees of independent directors.
Also on March 12, 2021, the Conflicts Committee held a call with representatives of Potter Anderson to discuss an update that the GP Board received regarding the sale process and the initial feedback received from certain potential bidders that Morgan Stanley contacted. The Conflicts Committee discussed with Potter Anderson the potential areas where conflicts of interest between Teekay Corporation and the Public Unitholders could arise, and its potential role in the process.
On March 24, 2021, the Conflicts Committee held a call with members of Teekay Corporation’s management team and representatives of Squire Patton Boggs and Potter Anderson to discuss the process for the Stake Sale. In addition, the participants discussed the possibility that Teekay Corporation would request that the GP Board consider a sale of the Partnership to a third party, the potential process that would be undertaken in such a sale, and the role of the Conflicts Committee in such process. The participants also discussed steps that could be taken by the Conflicts Committee at that time to prepare for any potential request from Teekay Corporation that the GP Board consider a sale of the Partnership to a third party.
Also on March 24, 2021, the Conflicts Committee held a call with representatives of Potter Anderson to discuss the appropriate timing for the Conflicts Committee to interview and engage an independent financial advisor. Following the discussion, the Conflicts Committee determined that it was appropriate to wait to interview and engage an independent financial advisor until there was some additional clarity on the structure of the potential transaction.
On April 12, 2021, at the direction of Teekay Corporation, representatives of Morgan Stanley began contacting a list of 21 potential bidders approved by Teekay Corporation about a potential transaction. Interested parties were required to sign non-disclosure agreements (“NDAs”) prior to receiving further information about the Stake Sale transaction. The NDAs applied to confidential information of both Teekay Corporation and the Partnership.
Of the 21 potential bidders contacted by Morgan Stanley, 12 executed NDAs, which allowed them to receive access to a virtual data room containing due diligence materials relevant to the initial phase of the sale process. The first such potential bidder was granted access to the virtual data room on April 26, 2021, with the remaining potential bidders that executed NDAs being granted access thereafter as and when the NDAs were executed. Nine of the NDAs included “standstill” provisions by which the other parties agreed not to take certain actions to acquire or control the Partnership other than pursuant to the sale process, which standstill provisions in five of such NDAs terminated upon execution of the Merger Agreement or announcement of the Merger transaction. None of the NDAs contained a “don’t ask, don’t waive” provision. The initial phase of the virtual data room contained, among other due diligence items, a copy of the CIP and an initial phase financial forecast model.
On April 13, 2021, the Conflicts Committee held a meeting by videoconference with representatives of Potter Anderson in attendance. At the meeting, the Conflicts Committee discussed the potential conflicts that could arise between Teekay Corporation and the Public Unitholders in a sale of the Partnership, as a whole. The Conflicts Committee and Potter Anderson also discussed the process for the Conflicts Committee to interview and engage an independent financial advisor. Following the discussion, the Conflicts Committee selected three independent financial advisor candidates to interview. The Conflicts Committee also considered the possibility that interviewing independent financial advisor candidates could result in a leak to the press regarding the process. Due to these concerns, the Conflicts Committee determined to request that each independent financial advisor candidate execute NDAs. Each independent financial advisor candidate selected by the Conflicts Committee subsequently entered into an NDA with the Partnership.
On April 27, 2021, the Conflicts Committee held a meeting by videoconference with representatives of Potter Anderson in attendance. At the meeting, the Conflicts Committee discussed certain contracts between the Services Companies and the Partnership and the cost allocations set forth in such contracts. The participants also discussed whether such contracts, including cost allocations, would remain in place in connection with the Stake Sale or would otherwise impact a potential transaction.
Also on April 27, 2021, the Conflicts Committee interviewed by videoconference one of the potential independent financial advisors with representatives of Potter Anderson in attendance.
Later on April 27, 2021, the Conflicts Committee was informed that Teekay Corporation was not prepared to allow the Conflicts Committee to share certain confidential information regarding the sale process with the independent financial advisor candidates selected by the Conflicts Committee at that time. Due to such restrictions, the Conflicts Committee determined to postpone the remaining interviews with the independent financial advisor candidates.
On April 28, 2021, the Conflicts Committee held a meeting by videoconference with representatives of Potter Anderson in attendance. At the meeting, the Conflicts Committee discussed their decision to postpone the previously scheduled interviews for the remaining independent financial advisor candidates until there was additional clarity on the potential transaction structure and the role of the Conflicts Committee, if any, in the sale process.
On May 7, 2021, Parent contacted representatives of Morgan Stanley and requested an NDA after becoming aware that Morgan Stanley was possibly involved in an LNG-related company sale process. Parent had been excluded from the original list of potential bidders at the direction of Teekay Corporation’s management due to Parent’s indirect investment in a competitor of the Partnership. Following discussions between representatives of Morgan Stanley and Parent and subsequent discussions between representatives of Morgan Stanley and Teekay Corporation’s management, Parent was invited to execute an NDA, which it did on May 14, 2021. The NDA did not contain a “standstill” provision or a “don’t ask, don’t waive” provision.
On May 11, 2021, Morgan Stanley distributed bid process letters to potential bidders that had executed NDAs, inviting them to submit non-binding proposals for a Stake Sale. The bid letters indicated that non-binding indications of interest would be due at 5:00 p.m. Eastern Time on June 2, 2021.
Between May 4 and May 21, 2021, a total of 10 potential bidders, including Parent, participated in overview meetings with members of Teekay Corporation’s and the Partnership’s management teams and representatives of Morgan Stanley.
During May 2021, all 13 potential bidders that had signed NDAs gained access to due diligence materials in the virtual data room.
On June 2 and 3, 2021, a total of five of the potential bidders, all of which were financial bidders, submitted non-binding indications of interest for the potential transaction. All five indications of interest were cash offers:
•
Parent’s non-binding indication of interest provided for the purchase of (a) all outstanding Common Units of the Partnership, including all of Teekay Corporation’s Common Unit stake in the Partnership, and (b) the GP Ownership Interest, each based on an indicative purchase price of $18.00 per Common Unit or, with respect to the purchase of the GP Ownership Interest, per GP Common Unit Equivalent. Parent’s indication of interest did not mention or provide an indicative purchase price for the restructured Services Companies. Parent stated in its non-binding indication of interest that its preferred deal structure would be to acquire all outstanding Common Units of all Common Unitholders of the Partnership, in addition to the GP Ownership Interest.

•
Party A’s non-binding indication of interest related to a Stake Sale and included an indicative purchase price range of between $16.00 and $17.50 per Common Unit and, with respect to the purchase of the GP Ownership Interest, per GP Common Unit Equivalent. Party A did not include a valuation for the Services Companies, as it indicated its desire to conduct further due diligence thereof. Party A stated in its non-binding indication of interest its preference to explore a “full take-private” of the Partnership.

•
Party B’s non-binding indication of interest related to a Stake Sale and included a purchase price of $17.50 per Common Unit and GP Common Unit Equivalent. Party B did not include a valuation for the Services Companies.

•
Party C’s non-binding indication of interest related to a Stake Sale and included an indicative aggregate purchase price range of $545.35 million to $566.74 million, without allocating such purchase price to the components of the Stake Sale. This aggregate price range implied a price range between $14.54 and $15.11 per Common Unit and GP Common Unit Equivalent.

•
Party D’s non-binding indication of interest proposed the acquisition of the following (a “100% Sale Transaction”): (a) all outstanding Common Units of all Common Unitholders of the Partnership, (b) the GP Ownership Interest and (c) the restructured Services Companies. Party D’s indication of interest provided for an aggregate purchase price of $1,558 million, allocated (i) $1,488 million (or $17.11 per Common Unit) for 100% of the outstanding Common Units, (ii) $27 million for the GP Ownership Interest (or $17.11 per GP Common Unit Equivalent) and (iii) $43 million for the restructured Services Companies. However, Party D indicated that, on its own, it would consider acquiring only a 25% to 40% equity stake in the Partnership, and that it would need to partner with other investors for the 100% Sale Transaction it proposed.

The indicative bid prices included in all the bid letters ranged between $14.54 and $18.00 per Common Unit, representing a discount of 8% to a premium of 14% to the Common Unit closing price on June 2, 2021, with such Common Unit prices having already increased by 38% since the beginning of 2021.
On June 8, 2021, the Conflicts Committee held a meeting by videoconference with representatives of Potter Anderson in attendance. At the meeting, the Conflicts Committee discussed the recent non-binding indications of interest that Teekay Corporation received, including the price of each non-binding indication of interest and whether the indication of interest contemplated a Stake Sale or a 100% Sale Transaction. The Conflicts Committee also discussed with Potter Anderson the timing to restart the interview process for the independent financial advisor candidates and for selecting a financial advisor. Following the discussion, the Conflicts Committee determined to continue to postpone the interview process for the financial advisor candidates at that time given the uncertainty regarding the structure of the potential transaction.
On June 9, 2021, Party C resubmitted an indication of interest for a Stake Sale, which increased its aggregate indicative purchase price to $609.6 million, without allocating such amount among the various components of the Stake Sale. This aggregate purchase price implied a per Common Unit and per GP Common Unit Equivalent price of $16.25, which represented a 2% premium to the Common Unit closing price on June 8, 2021.
Also on June 9, 2021, the Teekay Board held a regular quarterly meeting by videoconference, with members of Teekay Corporation’s management team and representatives of Morgan Stanley and Squire Patton Boggs in attendance. As part of the meeting, representatives of Morgan Stanley provided an update on the sale process undertaken, including a review and discussion of the non-binding indications of interest received from the five bidders and proposed next steps. It was noted that Party C’s bid was the lowest in value and only slightly above the Common Unit trading price, and that it may be suitable to exclude Party C from the next phase of the sale process. This would leave four bidders, three of which had communicated a clear preference for acquiring all of the Partnership’s outstanding Common Units and Teekay Corporation’s GP Ownership Interest, and only one of which had communicated a preference for a Stake Sale. Based primarily on the higher indicative purchase prices and the clear preference of these three bidders, both Morgan Stanley and Teekay Corporation’s management advised that Teekay Corporation retain flexibility in also considering a 100% Sale Transaction. By its nature, a 100% Sale Transaction would be structured as a merger of the Partnership and require involvement of the GP Board. After the Morgan Stanley representatives were excused from the meeting, the Squire Patton Boggs representatives discussed legal matters related to the potential Stake Sale and 100% Sale Transaction, including that a 100% Sale Transaction would require Partnership Unitholder Approval. The Teekay Board also considered the changing competitive landscape for the Partnership following the recent privatization of some key competitors in the LNG space and the importance of finding a strong sponsor for the Partnership that could access the capital required to renew its fleet and grow the Partnership. Following subsequent discussions, the Teekay Board, on the recommendation of management, determined to request that the GP Board consider whether it would be in the best interest of the Partnership and the Common Unitholders for the GP Board to take over the sale process, in order to pursue a sale of 100% of the Partnership’s outstanding Common Units. The Teekay Board also determined that (a) Teekay Corporation would be willing to sell the GP Ownership Interest in connection with a 100% Common Unit sale approved by the Teekay Board and (b) as a condition of supporting any 100% Common Unit sale transaction, Teekay Corporation would require the bidder to purchase the restructured Services Companies to enable the Partnership to operate independently from Teekay Corporation. The Teekay Board also determined to request, if the General Partner were to take over the sale process, that the General Board engage Morgan Stanley as financial advisor to the Partnership in connection with a sale of 100% of the Partnership’s outstanding Common Units. Although the Teekay Board determined to request that the General Partner’s Board consider whether it would be in the best interest of the Partnership and the Common Unitholders for the GP Board to take over the sale process in order to pursue a 100% sale of the Partnership’s outstanding Common Units, it was agreed that Teekay Corporation would continue to pursue a potential Stake Sale with Party B in parallel with the 100% Sale Transaction. At the meeting, the Teekay Board did not direct management to exclude Party C from the sale process at that time.
Also on June 9, 2021, the Conflicts Committee held a meeting by videoconference with representatives of Potter Anderson in attendance. At the meeting, the Conflicts Committee and Potter Anderson reviewed the likely scenarios in which a conflict of interest could arise between Teekay Corporation and the Public Unitholders in connection with the sale process and the scenarios in which no such conflict was likely to emerge. The participants also addressed the potential role of the Conflicts Committee in the event that Teekay Corporation requested that the GP Board consider a 100% Sale Transaction. In addition, the Conflicts Committee also discussed with Potter Anderson the likelihood that the Conflicts Committee would be delegated authority to review and approve the 100% Sale Transaction at that time or at some future time in the sale process.
On June 10, 2021, the Partnership engaged Squire Patton Boggs, as transaction counsel, to advise the GP Board in connection with a potential 100% Sale Transaction.
Also on June 10, 2021, the GP Board held a regular quarterly meeting by videoconference, with members of the Partnership’s and Teekay Corporation’s management teams and representatives of Squire Patton Boggs and Potter Anderson in attendance. As part of the meeting, the GP Board and its advisors reviewed and discussed the recommendations from the Teekay Board for the GP Board to consider pursuing the 100% Sale Transaction and engaging Morgan Stanley as financial advisor to the Partnership. The GP Board reviewed and discussed with its advisors why pursuing a 100% Sale Transaction at this time would be in the best interests of the Partnership. This included (a) the need for the Partnership to access competitively priced capital to renew and grow its fleet, which was not available in the public equity markets and had not been available since the downturn in the global energy markets in 2015; (b) the change in the competitive landscape for the Partnership given the recent privatizations of other major competitors; (c) the strong preference of a majority of the bidders that the transaction be structured as a 100% Sale Transaction; and (d) that the most compelling offers were from those bidders requesting a 100% Sale Transaction. The GP Board and its advisors also discussed the sale process, the role of the Conflicts Committee in the sale process, and alternatives under the Partnership Agreement to approve any potential conflict of interest transactions, including obtaining “Special Approval” from the Conflicts Committee. The GP Board also considered Morgan Stanley’s involvement in the sale process to date in its capacity as financial advisor to Teekay Corporation and the benefits to the Partnership of engaging Morgan Stanley as financial advisor to the Partnership in connection with a 100% Sale Transaction in light of Morgan Stanley’s familiarity with the Partnership and prior engagement with Parent and each of the other potential bidders. Following discussion, the GP Board concluded (a) that it was in the best interests of the Partnership to pursue the 100% Sale Transaction, (b) that Morgan Stanley’s prior engagement by Teekay Corporation would not impact Morgan Stanley’s ability to serve as financial advisor to the Partnership and perform its duties in connection therewith given, among other things, the shared interests of the Partnership and Teekay Corporation and the fact that Morgan Stanley’s engagement with Teekay Corporation would be terminated, and (c) to engage Morgan Stanley as financial advisor to the Partnership to pursue the 100% Sale Transaction. Morgan Stanley’s engagement as financial advisor to the Partnership was subsequently confirmed by entry into an engagement letter dated July 16, 2021. At the Partnership’s request, Morgan Stanley also provided the Partnership with additional information regarding Morgan Stanley’s relationships with each bidder in the form of a relationship disclosure letter. The Morgan Stanley relationship disclosure letter disclosed that, in the prior two years, Morgan Stanley had provided financial advisory and financing services for Parent and its affiliates and the Partnership and had received fees in connection with such services. Upon entry into the engagement letter between the Partnership and Morgan Stanley, the engagement letter between Teekay Corporation and Morgan Stanley was terminated.

Following Morgan Stanley’s engagement as financial advisor to the Partnership, and throughout the remainder of the sale process, Morgan Stanley provided regular transaction updates to the GP Board, which were in addition to the updates Morgan Stanley provided at board meetings.
On June 11, 2021, the GP Board held a meeting by videoconference, with members of the Partnership’s and Teekay Corporation’s management teams and representatives of Morgan Stanley in attendance, to review the sale process to date, to discuss the non-binding indications of interest received from the five bidders, and to consider strategies to seek to achieve the highest price for the Common Units of the Partnership. After reviewing the non-binding indications of interest, the GP Board instructed Morgan Stanley to continue to engage with all the bidders other than Party C, which would not advance to the next phase of the process.
Later on June 11, 2021, the Conflicts Committee held a meeting by videoconference with representatives of Potter Anderson in attendance. At the meeting, the Conflicts Committee discussed a recent update provided by Morgan Stanley regarding the status of each of the bidders and the next steps for the process. The participants also discussed the indications of interest received from the bidders and the timing for a delegation of authority to the Conflicts Committee to review and evaluate any potential transaction.
On June 14, 2021, at the Partnership’s direction, Morgan Stanley informed each of the five bidders of their respective status in the process.
Commencing on June 15, 2021, at the Partnership’s direction, Morgan Stanley contacted potential candidates to discuss partnering with Party D for a combined bid for a 100% Sale Transaction, and put Party D in contact with one of these candidates.
Commencing on June 16, 2021, the remaining four bidders received access, for due diligence purposes, to a more detailed virtual data room, including to a more detailed financial forecast model than was made available in the prior phase of the sale process.
On June 24, 2021, Party D informed Morgan Stanley that it would be dropping out of the process, citing an inability to secure a suitable partner for a 100% Sale Transaction. As a result, there remained two bidders (Parent and Party A) focused on a 100% Sale Transaction and one bidder (Party B) interested only in a Stake Sale.
Between June 28 and June 30, 2021, members of the Partnership’s and Teekay Corporation’s management teams and representatives of Morgan Stanley hosted virtual general due diligence sessions with Parent, Party A and Party B, respectively, together with representatives of their financial, legal and/or technical advisors.
On July 6, 2021, Party B notified representatives of Morgan Stanley that, to participate in the Stake Sale, it would need to co-invest with limited partners due to an internal requirement.
On July 9, 2021, Party B submitted a list of ten potential limited partners they intended to contact for preliminary co-investing discussions, subject to approval by the General Partner. The General Partner approved five of the ten potential limited partners.
On July 12, 2021, Party B indicated to Morgan Stanley representatives that it would seek to contact the five potential limited partners that were approved by the General Partner.
Also on July 12, 2021, the Conflicts Committee held a meeting by videoconference with representatives of Potter Anderson in attendance. At the meeting, the Conflicts Committee and Potter Anderson discussed the potential situations in which a conflict between Teekay Corporation and the Public Unitholders could manifest and the potential role of the Conflicts Committee in the sale process. The participants also discussed the next steps in the sale process and the timing for the delegation of authority to the Conflicts Committee and for the Conflicts Committee’s engagement of an independent financial advisor. In addition, representatives of Potter Anderson reviewed the contractual standards of conduct set forth in the Partnership Agreement. The Conflicts Committee and Potter Anderson also discussed, generally, the engagement of Morgan Stanley by the Partnership.
Between July 7 and July 14, 2021, management of the Partnership and of Teekay Corporation and representatives of Morgan Stanley hosted four virtual “expert” due diligence sessions for each of Parent and Party A, together with representatives of their respective financial, legal and/or technical advisors. Topics discussed in these sessions included (1) commercial and technical operations, (2) corporate finance and change of control consent requirements, (3) management services provided by the Services Companies to the Partnership, its subsidiaries and joint ventures and (4) the financial forecast.

On July 15, 2021, the Conflicts Committee held a meeting by videoconference with representatives of Potter Anderson in attendance. At the meeting, the Conflicts Committee and Potter Anderson discussed the potential delegation of authority to the Conflicts Committee to review and evaluate the potential 100% Sale Transaction, including the GP Board’s approval of such delegation and the appropriate mandate for the Conflicts Committee.
Between July 21 and 24, 2021, a bid process letter was provided to Parent, Party A and Party B through the virtual data room, which outlined requirements for submitting bids and specified a deadline of 5:00 p.m. Eastern Time on August 16, 2021 for bids to be received.
On July 22, 2021, the Conflicts Committee held a meeting by videoconference with representatives of Potter Anderson in attendance. At the meeting, the Conflicts Committee and Potter Anderson reviewed the proposed delegation of authority to the Conflicts Committee, including the Conflicts Committee’s authority to engage independent advisors and to resolve any potential conflicts of interest arising out of the potential 100% Sale Transaction. The Conflicts Committee also discussed with Potter Anderson the next steps for conducting interviews of independent financial advisor candidates.
Between July 30 and October 1, 2021, and at the request of Parent and Party A, management of the Partnership and of Teekay Corporation and representatives of Morgan Stanley hosted by videoconference several separate follow-up due diligence sessions covering various topics. Representatives of the bidders’ respective financial, legal, accounting and/or technical advisors also attended these sessions.
On July 30, 2021, Party A indicated to representatives of Morgan Stanley that it was “south of $16.00 per unit” on value and that it did not have authorization to incur additional due diligence expenses.
On August 2, 2021, draft forms of (a) the Merger Agreement (including the Partnership Disclosure Letter) in connection with a potential 100% Sale Transaction and (b) the GP Purchase Agreement were made available to Parent and Party A via the virtual data room. On August 5, 2021, a draft of a sale and purchase agreement (including the related Partnership Disclosure Letter) was made available to Party B via the virtual data room in connection with its contemplated Stake Sale transaction. On August 7, 2021, a draft form of the Management Services Purchase Agreement was made available to Parent, Party A and Party B via the virtual data room.
On August 3, 2021, the GP Board held a meeting by videoconference, with management of the Partnership and Teekay Corporation and a representative of Squire Patton Boggs in attendance. Following management’s update on the sale process, the GP Board, including the members of the Conflicts Committee, the management teams and the Squire Patton Boggs representative, discussed a potential mandate for the Conflicts Committee to review and consider—in connection with any sale transaction selected by the GP Board—any potential conflicts of interest that may arise between the interests of the General Partner and its controlling affiliates (including Teekay Corporation), on the one hand, and the interests of the Partnership and the Public Unitholders, on the other hand. The Squire Patton Boggs representative also discussed with the GP Board alternatives under the Partnership Agreement to approve any potential conflict of interest transactions, including obtaining “Special Approval” from the Conflicts Committee. The Conflicts Committee described to the GP Board existing preparations by the Conflicts Committee to fulfill its potential mandate, as well as additional required action that would further prepare the Conflicts Committee to carry out the duties set forth in the potential mandate, including, among other things, the ability to engage an independent financial advisor. The GP Board agreed that such preparation would be advisable and that the Conflicts Committee should select financial and other advisors the Conflicts Committee deemed advisable, at the Partnership’s expense and on terms and conditions acceptable to the Conflicts Committee. The GP Board also discussed with the Squire Patton Boggs representative and the management teams the role of the GP Board in the event the Conflicts Committee, if directed to review and consider a potential 100% Sale Transaction, either provided or did not provide “Special Approval” in accordance with the terms of the Partnership Agreement.
On August 6, 2021, the Conflicts Committee interviewed one of the independent financial advisor candidates by videoconference with representatives of Potter Anderson in attendance, which candidate had been previously interviewed on April 27, 2021.
On August 9, 2021, the Conflicts Committee interviewed another of the independent financial advisor candidates by videoconference with representatives of Potter Anderson in attendance. Following the interview, the Conflicts Committee held a meeting with representatives of Potter Anderson in attendance to discuss the prospective independent financial advisors. The Conflicts Committee ultimately determined not to interview the third financial advisor candidate it previously contacted.

Later on August 9, 2021, the Conflicts Committee determined to engage Houlihan Lokey as financial advisor to the Conflicts Committee, based on Houlihan Lokey’s qualification and industry experience, its experience with serving as a financial advisor to independent committees in conflict transactions, its reputation, its familiarity with the Partnership, including in connection with Houlihan Lokey’s prior engagement on behalf of the Conflicts Committee in 2020, and its lack of material relationships with each of the bidders. The Conflicts Committee requested that Houlihan Lokey provide the Conflicts Committee with an engagement letter and additional relationship disclosures for each bidder. After subsequent relationship disclosures from Houlihan Lokey, the Conflicts Committee concluded that nothing in such disclosures would preclude Houlihan Lokey from serving as an independent financial advisor to the Conflicts Committee. An engagement letter documenting Houlihan Lokey’s engagement on behalf of the Conflicts Committee was subsequently executed.
Also on August 9, 2021, Kenneth Hvid, President and Chief Executive officer of Teekay Corporation, Mark Kremin and Scott Gayton, President and Chief Executive Officer and Chief Financial Officer, respectively, of the Service Provider, together with representatives from Morgan Stanley, met in-person in New York with representatives of Parent, and a representative of Parent’s financial advisor. The parties met for dinner and primarily discussed the current status of the LNG markets. No specific terms of the proposed transaction were discussed nor negotiated during the dinner meeting.
On August 10, 2021, Party B, the only remaining bidder interested in a Stake Sale transaction, informed representatives of Morgan Stanley that it would not be submitting a bid on August 16, 2021, and would be dropping out of the process, citing a lack of interest from the potential limited partner co-investors.
On August 13, 2021, the Conflicts Committee held a meeting by videoconference with representatives of Potter Anderson in attendance. At the meeting, the Conflicts Committee and representatives of Potter Anderson discussed certain proposed revisions to the delegation of authority to the Conflicts Committee reflecting certain concerns raised by the GP Board, including revisions to clarify that, following the receipt of the next round of bids, the GP Board would select which bidder, if any, to move forward with.
On August 16, 2021, Parent and Party A each submitted a non-binding bid for a 100% Sale Transaction. On August 16, 2021, Parent’s legal counsel also provided to Morgan Stanley a revised draft of the form of Merger Agreement and Party A’s legal counsel provided an issues list related to the posted forms of the transaction documents. Parent’s bid included an aggregate purchase price of $1,426.6 million, including (a) a purchase price of $15.51 per outstanding Common Unit and, with respect to the purchase of the GP Ownership Interest, per GP Common Unit Equivalent, and (b) $47.8 million for the restructured Services Companies. The $15.51 price represented a 10.8% premium to the August 13, 2021 Common Unit closing price, and was substantially lower than Parent’s price of $18.00 per Common Unit set forth in its June 2, 2021 indication of interest (which price, however, was implied by Parent to include, in addition to the value of the Common Units and GP Ownership Interest, the value attributable to the restructured Services Company). Parent attributed the decrease in value from its June 2, 2021 indication of interest to, among other things, more unpredictable cash flows of the Partnership's joint ventures than Parent had previously assumed, certain geopolitical risks, and higher than anticipated financing fees. Parent’s bid indicated it was subject to customary confirmatory due diligence and included a request for a three-week exclusivity period before committing additional resources towards completing due diligence and negotiating transaction documents. Party A’s bid provided for a cumulative value of $1,378 million. This represented a price of up to $15.50 per Common Unit and GP Common Unit Equivalent, with Party A leaving the allocation of the aggregate purchase price among the outstanding Common Units, the GP Ownership Interest and the restructured Services Companies to be determined at a later date. Party A’s bid indicated it was subject to key due diligence topics, including, among others, corporate and tax structuring, and capital structure and expenditures.
On August 18, 2021, each of the Teekay Board and the GP Board held separate meetings by videoconference, with members of Teekay Corporation’s and the Partnership’s management teams and representatives of Morgan Stanley and a special advisor to the Teekay Board in attendance. The meeting of the Teekay Board preceded the meeting of the GP Board. At each meeting, both management teams and the Morgan Stanley representatives provided updates on the sale process, discussed the two bids received on August 16, 2021, and discussed proposed strategies for responding to Parent and Party A. Members of the respective boards, as well as the management teams and the Morgan Stanley representatives, noted that the bids were lower than expected and that each represented a discount to internally calculated intrinsic value levels. Members of the respective Boards and the management teams also questioned whether the premiums represented by the bids would be sufficient to ensure that the Partnership

Unitholder Approval would be obtained. After discussing potential responses to the bidders with Morgan Stanley and the Teekay Board and the GP Board, respectively, Morgan Stanley, at the direction of management of the Partnership, communicated to each of Parent and Party A on August 19 and 20, 2021 that their bids would need to be improved in order to move forward with a transaction.
On August 23, 2021, the Conflicts Committee held a meeting by videoconference with representatives of Potter Anderson and Houlihan Lokey in attendance. At the meeting, the Conflicts Committee and representatives of Potter Anderson and Houlihan Lokey discussed the bids received by the Partnership, including the structure of each bid, the consideration to be paid to the Common Unitholders in connection with each bid and whether such bid conformed to the requirements set forth in the applicable bid instruction letter. The Conflicts Committee and representatives of Houlihan Lokey also discussed how the bids compared to the trading history of the Common Units and the next steps for Houlihan Lokey to complete its analyses.
On August 25 and 26, 2021, Parent and Party A, respectively, submitted revised bids for the 100% Sale Transaction, with each bidder requesting exclusivity as a condition to its bid. Parent increased its purchase price from $15.51 to $16.00 per outstanding Common Unit and GP Common Unit Equivalent, provided that such $16.00 amount would be reduced by a proportionate amount of the total costs of obtaining financing change of control third-party consents in connection with the Merger. Parent offered the same $47.8 million purchase price for the restructured Services Companies as in its prior bid. Party A, which did not previously specify a price for the Services Companies, increased its aggregate purchase price to $1,467 million, or from up to $15.50 to up to $16.50 per outstanding Common Unit (or, with respect to the purchase of the GP Ownership Interest, per GP Common Unit Equivalent), noting that the allocation of the aggregate purchase price among the Common Units, the GP Ownership Interest and the restructured Services Companies would be determined at a later date.
On August 27, 2021, the GP Board held a meeting by videoconference, with members of the Partnership’s and Teekay Corporation’s management teams and representatives of Morgan Stanley in attendance, to discuss the revised bids from Parent and Party A. The Morgan Stanley representatives discussed potential next steps in seeking to further increase the value of Parent’s and Party A’s bids. The Chair of the GP Board noted that the transaction had progressed to a point where the GP Board should consider a formal mandate to the Conflicts Committee. GP Board members and management also discussed (a) the revised bids, including that they were fully financed and not subject to financing conditions in favor of the bidders, and (b) the financing challenges for the Partnership, which inhibited its taking advantage of growth opportunities in the LNG shipping market, (c) the recent privatizations of some key LNG competitors and (d) the opportunities for third parties such as the bidders with greater access to capital. Given the relative comparability of the two bids, the GP Board directed the management teams and Morgan Stanley to continue discussions with both of the remaining bidders but without agreeing to negotiate exclusively with either of them.
On August 30, 2021, Party A verbally communicated a further revised proposal for a total purchase price of $1,480 million, or up to $16.65 per Common Unit and GP Common Unit Equivalent, with the specific allocation of such purchase price to be determined at a later date among the components of the 100% Sale Transaction. Party A also requested reimbursement of up to $1.5 million for advisor expenses incurred after September 1, 2021, as a condition to continuing with the diligence process in the absence of being granted exclusivity and with such reimbursement being subject to the GP Board approving a transaction with another bidder.
On September 2, 2021, the GP Board held a meeting by videoconference, with members of the Partnership’s and Teekay Corporation’s management teams and representatives of Morgan Stanley, Squire Patton Boggs and Potter Anderson in attendance. At the meeting, the Morgan Stanley representatives provided an update on negotiations with the two remaining bidders and the status of the completion of due diligence. The GP Board also considered Party A’s advisor expense reimbursement request. After excusing the Morgan Stanley representatives, the directors, management team members and the advisors discussed, and the GP Board unanimously approved, a proposed mandate for the Conflicts Committee. The mandate delegated to the Conflicts Committee, among other things, the authority to (1) review and evaluate (i) the bids from Parent and Party A and (ii) subject to a determination by the GP Board of the final bidder, a potential 100% Sale Transaction, (2) determine whether such transaction, taking into account the totality of the relationships between the parties involved, is in the best interests of the Partnership and the Public Unitholders, (3) determine whether to approve, and to recommend that the GP Board approve, a 100% Sale Transaction and the resolution of any potential conflicts of interest arising out of or relating to such 100% Sale Transaction, with any such approval by the Conflicts Committee constituting Special Approval for all purposes under the Partnership Agreement, including, but not limited to, Section 7.9(a) thereof, and (4) reject a 100% Sale Transaction, all subject to a determination by the GP Board of the final bidder. Before approving such mandate, the

GP Board reconfirmed that the members of the Conflicts Committee met all of the requirements for membership on the Conflicts Committee and that neither Conflicts Committee member nor their respective immediate family members had any direct or indirect interest in either of the two bids or a potential transaction other than as holders of Common Units.
On September 3, 2021, the Conflicts Committee held a call with representatives of Potter Anderson and Houlihan Lokey in attendance. At the meeting, the representatives of Houlihan Lokey discussed Houlihan Lokey’s due diligence to date and the preparation of its preliminary financial analyses of the potential transaction. The participants on the call discussed the bids and the status of the discussions with each of the bidders. Additionally, the Conflicts Committee and representatives of Houlihan Lokey reviewed management’s projections, including newbuild projections, compared such projections to prior management projections, and discussed the rationale for the changes. The Committee then discussed the additional capital that would be required to execute on the newbuild program contemplated by the newbuild projections, and the long-term effects of continuing to operate the business without newbuilds. The participants at the meeting also discussed the recent market activity in respect of the Common Units, how such activity compared to prior market performance of the Common Units and whether such activity could indicate that there had been a leak regarding the process.
During the first weeks of September 2021, representatives of Morgan Stanley and members of Teekay Corporation’s and the Partnership’s management teams regularly communicated with Parent and Party A. During this period, Party A engaged additional advisors and commenced a more comprehensive diligence review than it had conducted previously, including a review of operational, commercial, financial, accounting, insurance, carve-out, legal, and insurance matters.
On September 10, 2021, Party A confirmed in writing its previously communicated verbal bid of $1,480 million, or up to $16.65 per Common Unit or GP Common Unit Equivalent, with the specific allocation of such purchase price to be determined at a later date among the outstanding Common Units, the GP Ownership Interest and the restructured Services Companies. Party A also indicated its intention to complete its remaining due diligence activities in an efficient and expeditious manner.
Also on September 10, 2021, members of the Partnership’s and Teekay Corporation’s management teams and other members of the Teekay transaction project team met by videoconference with representatives of Parent to provide a general business update. During the discussion, representatives of Parent confirmed Parent’s continued interest in the transaction and committed to review Parent’s latest bid to determine if Parent could justify an increased purchase price.
Also on September 10, 2021, the GP Board met by videoconference with members of Teekay Corporation’s and the Partnership’s management teams, as well as representatives from Morgan Stanley, to receive updates on the process and the discussions with bidders.
Later on September 10, 2021, the Conflicts Committee held a meeting by videoconference with representatives of Potter Anderson and Houlihan Lokey in attendance. At the meeting, the participants discussed the current bids and the status of each bidder in respect of its diligence. The representatives of Houlihan Lokey provided an update on their diligence process to date and discussed next steps for Houlihan Lokey to present its preliminary financial analyses to the Conflicts Committee. The Conflicts Committee and representatives of Houlihan Lokey also discussed the current and historical market performance of the Common Units and certain analyst estimates and commentary. The participants then discussed how the recent market activity of the Common Units could affect the sale process. The Conflicts Committee also discussed with its advisors the potential allocation of the consideration between the Partnership and restructured Services Companies and how allocating little or no consideration to the restructured Services Companies could affect the consideration to be paid to each of the Public Unitholders and Teekay Corporation.
On September 14, 2021, the Teekay Board held its regular quarterly meeting by videoconference, with members of Teekay Corporation’s management team and representatives of Morgan Stanley in attendance. Management and the Morgan Stanley representatives provided updates on the transaction process and the status of negotiations with the remaining bidders.

Also on September 14, 2021, a management business update was made available to the remaining bidders via email. The update included management’s latest views on Proportionate Economic Adjusted EBITDA of the Partnership for 2021 and reflected such measure on a pro forma 100% Sale Transaction basis rather than on a status quo basis for 2022. These projections were substantially similar to those projections in the prior financial forecast model.
On September 15, 2021, the GP Board held its regular quarterly meeting by videoconference, with members of Teekay Corporation’s and the Partnership’s management teams and representatives of Morgan Stanley in attendance. As part of the meeting, management and the Morgan Stanley representatives provided updates on the transaction process and the status of negotiations with the remaining bidders.
Also on September 15, 2021, Party A provided to representatives of Morgan Stanley a confirmatory proposal that reaffirmed Party A’s September 10, 2021 revised bid and indicated Party A’s intention (a) to complete its confirmatory diligence activities on or before October 1, 2021 and (b) to submit, on or before September 19, 2021, comments to the forms of the transaction documents accessible via the virtual data room.
On September 17, 2021, in response to Party A’s request as a condition to it continuing with the sale process, the Partnership agreed to reimburse Party A up to $1.5 million of its expenses pertaining to certain due diligence activities related to its bid, but only if the GP Board decided to pursue a transaction with another bidder.
Also on September 17, 2021, the Conflicts Committee held a meeting by videoconference with representatives of Potter Anderson and Houlihan Lokey in attendance. At the meeting, the Conflicts Committee and representatives of Potter Anderson and Houlihan Lokey discussed the current bidders and the potential timing for final bids. The participants of the meeting also discussed alternatives to a potential transaction with a third party and the benefits and drawbacks of such alternatives.
On September 20, 2021, legal counsel to Party A provided to Squire Patton Boggs revised drafts of the forms of the Merger Agreement, the GP Purchase Agreement and the Management Services Purchase Agreement.
On September 22, 2021, the Conflicts Committee held a meeting by videoconference with representatives of Potter Anderson and Houlihan Lokey in attendance. At the meeting, representatives of Houlihan Lokey presented its preliminary financial analyses of the potential transaction. The participants discussed the potential counterparties contacted by Morgan Stanley and the sale process to date. The Conflicts Committee and its advisors also discussed whether to request that Teekay Corporation agree to reallocate some or all of the consideration to be paid for the restructured Services Companies to the holders of Common Units and the GP Ownership Interest. Following the discussion, the Conflicts Committee determined not to make such reallocation request at that time.
On September 23, 2021, Parent submitted to Morgan Stanley a revised bid providing for a total purchase price of $1,501.5 million. The revised bid was comprised of (a) $16.35 per outstanding Common Unit (and, with respect to the purchase of the GP Ownership Interest, per GP Common Unit Equivalent) and (b) $47.8 million for the Services Companies, provided, however, that the $16.35 price would be reduced by a proportionate amount of the total costs of obtaining financing change of control third-party consents in connection with the Merger. The $16.35 per Common Unit represented a 4.9% premium to the September 22, 2021 closing price. The letter stated that Parent would withdraw from the process if not granted exclusivity. At the direction of the Partnership, Morgan Stanley asked Parent to complete its outstanding diligence. It was also communicated to Parent that exclusivity would not be granted.
On September 26, 2021, Squire Patton Boggs provided to legal counsel to Parent revised versions of the Merger Agreement and the GP Purchase Agreement, as well as an initial draft of the Support Agreement.
On September 27, 2021, at the Partnership’s direction, Morgan Stanley provided a letter to both remaining bidders specifying required contents for their final bids, including a submission deadline of 4:30 p.m. Eastern Time on September 29, 2021.
On September 28, 2021, the Conflicts Committee met with members of Teekay Corporation’s management with representatives of Potter Anderson in attendance to discuss the timing of the final bids and the expected timeline for the execution of definitive transaction documents.
Later on September 28, 2021, the Conflicts Committee held a meeting with representatives of Potter Anderson and Houlihan Lokey in attendance. At the meeting, the Conflicts Committee and representatives of Potter Anderson and Houlihan Lokey discussed the timing for the final bids. The participants also discussed the value of the restructured Services Companies and the potential reallocation of the consideration to be paid in respect of the restructured Services Companies to the holders of Common Units and the GP Ownership Interest. The Conflicts Committee discussed with its advisors an appropriate strategy for making such reallocation request. Following the discussion, the Conflicts Committee directed the representatives of Houlihan Lokey to contact Morgan Stanley and request that Teekay Corporation consider reducing the amount of consideration to be paid in respect of the restructured Services Companies in order to increase the consideration to be paid to the Common Unitholders.
On September 29, 2021, Parent submitted its final bid, with the purchase price amount and the allocation among outstanding Common Units, the GP Ownership Interest and the Services Companies being unchanged from its September 23, 2021 bid, but noting Parent was not reducing its bid price despite greater than expected closing and restructuring costs, incentive awards and changes to expected year-end cash balance. Unlike Parent’s prior bids, Parent’s final bid did not provide that the per Common Unit and GP Common Unit Equivalent amount would be reduced by a proportionate amount of the total costs of obtaining financing change of control third-party consents in connection with the Merger. Parent indicated in its final bid that it would withdraw from the process if not granted exclusivity.
On September 29, 2021, Party A did not submit a final bid. Party A indicated that it was in discussions with senior leaders within its organization regarding the merits of pursuing a transaction with the Partnership. Party A also noted that it expected these discussions to continue through the following week.
After the submission deadline on September 29, 2021, the GP Board held a meeting by videoconference, with members of the Partnership’s and Teekay Corporation’s management teams and representatives of Morgan Stanley and Squire Patton Boggs in attendance, to review Parent’s offer. Following discussion, the GP Board directed management not to accept Parent’s bid and to negotiate further with Parent and Party A.
Also on September 29, 2021, at the direction of the Conflicts Committee, representatives of Houlihan Lokey contacted Morgan Stanley to discuss the proposition that Teekay Corporation agree to reallocate consideration to be paid in respect of the restructured Services Companies to the consideration to be paid for the Common Units and the GP Ownership Interest. Among other things, representatives of Houlihan Lokey discussed with representatives of Morgan Stanley the increase in the resulting implied premium, certain research analyst estimates and their commentary and the fact that Teekay Corporation would benefit from a portion of such reallocation due to its ownership interest in the Common Units and GP Ownership Interest.
Also on September 29, 2021, representatives of Squire Patton Boggs provided to Parent’s legal counsel a revised draft of the Management Services Purchase Agreement, as well as a draft Transition Services Agreement in connection therewith. Concurrently, Parent’s legal counsel provided to Squire Patton Boggs revised versions of the Merger Agreement, the GP Purchase Agreement and the Support Agreement, as well as an initial draft of the Covenant Agreement.
On September 30, 2021, at the direction of management of the Partnership and Teekay Corporation, Morgan Stanley requested that Parent improve its bid. Parent cited concerns over estimated incremental closing costs and the Partnership’s lower projected year-end cash balance. After discussion with management, and at their direction, Morgan Stanley relayed to Parent that the net working capital figures Parent was relying upon for their year-end cash projections were low relative to historical levels and did not reflect normalized levels. Management of the Partnership and Teekay Corporation subsequently discussed this information further with Parent and Parent’s advisor.
Also on September 30, 2021, Parent submitted a revised bid letter, increasing the aggregate purchase price from $1,501.5 million to $1,514.9 million, which resulted in an increase from $16.35 to $16.50 in the per Common Unit price (and, with respect to the purchase of the GP Ownership Interest, the GP Common Unit Equivalent price), and with the $47.8 million purchase price for the restructured Services Companies unchanged.
On October 1, 2021, both the Teekay Board and the GP Board held separate meetings by videoconference, with members of Teekay Corporation’s and the Partnership’s management teams and representatives of Morgan Stanley and Squire Patton Boggs in attendance, to discuss the Parent’s September 30, 2021 bid and the status of open points in the transaction documents. At the meeting of the GP Board, the directors determined that sufficient progress on the transaction and documents had been made for management to continue negotiating remaining issues with Parent and its legal counsel.

Also on October 1, 2021, representatives of Squire Patton Boggs provided to Parent’s legal counsel revised versions of the Merger Agreement, the GP Purchase Agreement, the Support Agreement and the Covenant Agreement.
Also on October 1, 2021, the Conflicts Committee held a meeting with representatives of Potter Anderson and Houlihan Lokey in attendance. At the meeting, the Conflicts Committee and representatives of Potter Anderson and Houlihan Lokey discussed the final bid submitted by Parent. Additionally, the Conflicts Committee discussed with its advisors the reallocation request to be made to the Teekay Board and the next steps in the process.
Later on October 1, 2021, the Teekay Board held a meeting by videoconference, with members of Teekay Corporation’s management team and representatives of Morgan Stanley and Squire Patton Boggs in attendance. Management discussed with the Teekay Board the request from the Conflicts Committee, which request was affirmed by the GP Board, to reallocate the consideration set forth in the September 30, 2021 Parent revised bid letter, from the purchase price of the restructured Services Companies to the purchase price of the Common Units and, with respect to the GP Ownership Interest, the GP Common Unit Equivalents. Management noted that the resulting increase in the per Common Unit purchase price would increase the likelihood of obtaining the Partnership Unitholder Approval required to close a 100% Sale Transaction and that Teekay Corporation would benefit from some of the reallocation as a result of its ownership of Common Units and of the GP Common Unit Equivalents. Following discussion, the Teekay Board approved such reallocation and directed Teekay Corporation’s management to communicate with the GP Board, Teekay Corporation’s willingness to reallocate a portion of the purchase price from the Services Companies to the Common Units and GP Common Unit Equivalents in an amount sufficient to increase the per Common Unit purchase price to $17.00. Management informed the GP Board of such proposed reallocation on the same day.
On October 2, 2021, management of the Partnership and Teekay Corporation discussed and reached agreement with Parent on certain material terms of the transaction documents. This included the reallocation of the unchanged aggregate purchase price of $1,514.9 million by increasing the price per outstanding Common Unit and GP Common Unit Equivalent to $17.00 and by reducing the purchase price to Teekay Corporation for the restructured Services Companies from $47.8 million to $3.3 million. The reallocation resulted in final allocations of (a) $1,485.1 million for the Common Unitholders (of which Teekay Corporation would receive $611.3 million based on its ownership of 35,958,374 outstanding Common Units), (b) $26.4 million for the GP Ownership Interest (based on its economic ownership equivalent to 1,555,061 Common Units) and (c) $3.3 million for the restructured Services Companies. Other matters subject to negotiation with Parent included, among others: the ability of the Partnership to draw down on its revolving credit facility in certain circumstances between signing and closing; the maximum amount of required Partnership reimbursements of Parent out-of-pocket costs in connection with certain terminations of the Merger Agreement; closing costs relating to the Merger and transactions contemplated by the Merger Agreement for which the Partnership would be responsible; and the scope and duration of the non-competition covenants in the Covenant Agreement.
As of October 2, 2021, Party A had not submitted a revised bid from its most recent confirmatory letter of September 15, 2021. Also on October 2, 2021, at the request of the GP Board, Morgan Stanley contacted Party A to determine if Party A was willing to engage at a revised value. Party A stated that it was not prepared to engage at that time and that its internal discussions were ongoing.
Also on October 2, 2021, the Conflicts Committee held a meeting by videoconference, with members of the Partnership’s and Teekay Corporation’s management teams and representatives of each of Houlihan Lokey, Potter Anderson and Squire Patton Boggs also in attendance. During the meeting, Teekay Corporation and the Partnership’s management reviewed the final offer and presented the business rationale for the transaction, including: the challenges facing the Partnership in respect of access to capital and the cost of capital in light of the past actions taken by the Partnership, which capital would be necessary to fund growth and any newbuilds; the necessity of newbuilds to create long-term Common Unitholder value; as well as other strategic challenges in the LNG shipping industry facing the Partnership. In addition, the Conflicts Committee discussed with both management teams the sale process undertaken by Morgan Stanley. Representatives of Squire Patton Boggs summarized the key terms set forth in the latest drafts of the Transaction Documents and the material outstanding matters in the transaction documents that were still being negotiated by the parties, including, without limitation, the ability of the Partnership to draw down on its revolving credit facility in certain circumstances between signing and closing. The participants on the call also discussed the proposed timeline for the execution of the transaction documents.

Also on October 2, 2021, representatives of Squire Patton Boggs and Parent’s legal counsel exchanged various revised drafts of the Merger Agreement (including schedules), the GP Purchase Agreement (including schedules), the Support Agreement, the Covenant Agreement, the Management Services Purchase Agreement and certain other ancillary agreements, including equity commitment letters and limited guarantees from Parent affiliates. Together with management team members of the Partnership, Teekay Corporation and Parent, representatives of Squire Patton Boggs and Parent’s legal counsel continued to negotiate remaining terms of the transaction documents through October 3, 2021.
On October 3, 2021, the Conflicts Committee held a meeting by videoconference with representatives of Potter Anderson and Houlihan Lokey in attendance. At the meeting, representatives of Potter Anderson provided an overview of the revisions to the transaction documents and the outstanding matters that continued to be negotiated by the parties, including, among others, the ability of the Partnership to draw down on its revolving credit facility in certain circumstances between signing and closing. Representatives of Houlihan Lokey presented its financial analyses of the proposed transaction.
Later on October 3, 2021, the Conflicts Committee held a meeting by videoconference with members of management of the Partnership and Teekay Corporation and representatives of Potter Anderson, Houlihan Lokey and Squire Patton Boggs in attendance. At the meeting, the Conflicts Committee discussed with the Partnership’s management the resolution of certain matters regarding the ability of the Partnership to draw down on its revolving credit facility between signing and closing. Representatives of Squire Patton Boggs confirmed that the Merger Agreement was in final form, with the revisions that were circulated to the Conflicts Committee prior to the meeting, and the material outstanding matters in the other transaction documents had been substantially resolved. Following the departure of the members of management and representatives of Squire Patton Boggs from the meeting, upon the request of the Conflicts Committee, representatives of Houlihan Lokey rendered to the Conflicts Committee Houlihan Lokey’s oral opinion, which opinion was subsequently confirmed by the delivery of a written opinion dated October 3, 2021, to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations, qualifications and conditions described in Houlihan Lokey’s written opinion, the Merger Consideration to be received in the Merger by the holders of Common Units other than the General Partner and its affiliates, was fair, from a financial point of view, to such holders. After taking into consideration the proposed terms of the transaction with Parent and the matters discussed during the meeting and prior meetings of the Conflicts Committee, the Conflicts Committee unanimously (i) determined that the Merger Agreement, and the transactions contemplated thereby or referenced therein, were in the best interests of the Partnership and the Public Unitholders (taking into account the totality of the relationships between the parties involved), (ii) approved the Merger Agreement and the transactions contemplated thereby or referenced therein and (iii) recommended that the GP Board approve the Merger Agreement and the transactions contemplated thereby or referenced therein.
Later on October 3, 2021, the GP Board held a meeting by videoconference in order to receive the recommendation of the Conflicts Committee and consider the proposed transaction. Members of the Partnership’s and Teekay Corporation’s management teams, as well as representatives of Morgan Stanley and Squire Patton Boggs, also attended the meeting. The Conflicts Committee provided the GP Board with a detailed overview of the process that the Conflicts Committee undertook in order to determine whether the proposed transaction would be deemed to be in the best interest of the Partnership as a whole, as well as the Public Unitholders. The Conflicts Committee reported that it had convened over 21 meetings and had been advised by the Conflicts Committee’s independent financial and legal advisors, as well as having received support from the Partnership’s and Teekay Corporation’s management teams. The Conflicts Committee then confirmed that, having followed this process and, based on the advice the Conflicts Committee had received throughout the process from its independent advisors and in reliance on the fairness opinion of Houlihan Lokey, the Conflicts Committee had determined that entering into the Merger Agreement and consummating the transactions contemplated thereby and referenced therein was in the best interest of the Partnership and the Public Unitholders. The Conflicts Committee notified the GP Board that it had unanimously adopted resolutions which, among other things, recommended the approval by the GP Board of the Merger Agreement and the transactions contemplated thereby or referenced therein. The Conflicts Committee also confirmed to the GP Board that the Conflicts Committee’s approval of the Merger Agreement and the transactions contemplated thereby or referenced therein constituted “Special Approval” under the Partnership Agreement, including, without limitation, Section 7.9(a) thereof. (For additional information about the Conflicts Committee’s recommendation, please see “The Merger—Recommendation of the Conflicts Committee, the Board and Reasons for the Merger—Recommendation of the Conflicts Committee” beginning on page 56.) At the request of the GP Board, representatives of Morgan Stanley reviewed with the GP Board Morgan Stanley’s financial analysis of the Merger

Consideration and delivered to the GP Board an oral opinion, which was subsequently confirmed by delivery of a written opinion, dated October 3, 2021, to the effect that, as of the date of its written opinion and based upon and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the scope of review undertaken by Morgan Stanley as set forth in the written opinion, the consideration to be received by the Common Unitholders was fair from a financial point of view to such Common Unitholders (other than Teekay Corporation and Stonepeak and its affiliates). The GP Board then discussed the Conflicts Committee’s recommendation and related matters. Based in part on the information presented and the Conflicts Committee’s recommendation, the GP Board approved the Merger Agreement and the transactions contemplated thereby, including the Merger on the terms presented. Following the meeting, representatives of the Partnership notified Parent of the approval by the GP Board.
Early in the morning of October 4, 2021, following the GP Board meeting, members of management of the Partnership, Teekay Corporation and Parent, and representatives of Squire Patton Boggs and of Parent’s legal counsel, finalized the Merger Agreement, the Support Agreement, the GP Purchase Agreement, the Management Services Purchase Agreement, the Covenant Agreement and the related ancillary agreements. The respective parties then executed the applicable transaction documents on October 4, 2021.
At approximately 9:00 a.m. Eastern Time on October 4, 2021, the Partnership issued a press release announcing the Merger.
Reasons for the Merger and Recommendations of the Conflicts Committee and the GP Board
Reasons for the Merger and Recommendation of the Conflicts Committee
The Conflicts Committee consists of two directors, each of whom is not (a) a security holder, officer or employee of the General Partner, (b) an officer, director or employee of any affiliate of the General Partner, or (c) a holder of any ownership interest in the Partnership Group (as defined in the Partnership Agreement) other than Common Units, and who also meet the independence standards required of directors who serve on an audit committee of a board of directors established in accordance with the Exchange Act, and the rules and regulations of the SEC thereunder and by the NYSE, the national securities exchange on which the Common Units are listed.
In resolutions approved by the GP Board on September 2, 2021, the GP Board delegated to the Conflicts Committee, among other things, the authority to (1) review and evaluate (i) the bids from Parent and Party A and (ii) subject to a determination by the GP Board of the final bidder, a potential 100% Sale Transaction, (2) determine whether such transaction, taking into account the totality of the relationships between the parties involved, is in the best interests of the Partnership and the Public Unitholders, (3) determine whether to approve, and to recommend that the GP Board approve, a 100% Sale Transaction and the resolution of any potential conflicts of interest arising out of or relating to such 100% Sale Transaction, with any such approval by the Conflicts Committee constituting “Special Approval” for all purposes under the Partnership Agreement, including, but not limited to, Section 7.9(a) thereof, and (4) reject a 100% Sale Transaction, all subject to a determination by the GP Board of the final bidder.
In evaluating the Merger and the other transactions contemplated by or referenced in the Merger Agreement, the Conflicts Committee consulted with the Conflicts Committee’s independent legal advisor, Potter Anderson, and its independent financial advisor, Houlihan Lokey, as well as the Partnership’s and Teekay Corporation’s management, and considered a number of factors in reaching its determination, approval and recommendation.
The Conflicts Committee held over 21 meetings to discuss, among other things, the Merger, the other transactions contemplated by or referenced in the Merger Agreement, the terms of the Merger Agreement and potential conflicts between Teekay Corporation and the Public Unitholders. In the course of its determination and making its recommendations, the Conflicts Committee considered, in consultation with its financial and legal advisors, information with respect to the Partnership’s financial condition, results of operations, businesses, competitive position and business strategy, on a historical and prospective basis, as well as current industry, economic and market conditions and trends.
On October 3, 2021, the Conflicts Committee unanimously (i) determined that the Merger Agreement, and the transactions contemplated thereby or referenced therein, were in the best interests of the Partnership and the Public Unitholders (taking into account the totality of the relationships between the parties involved), (ii) approved the Merger Agreement and the transactions contemplated thereby or referenced therein, and (iii) recommended that the GP Board approve the Merger Agreement and the transactions contemplated thereby or referenced therein.

The Conflicts Committee considered the following factors to be generally positive or favorable in making its determination and approvals, and the related recommendation to the GP Board:
•
The fact that the Merger Consideration provides certainty and immediate liquidity and value for the Public Unitholders, and the Conflicts Committee’s belief that the Merger Consideration provides greater assured value to the Public Unitholders than the long-term value of the Partnership on a status quo basis, after taking into account the opportunities for, as well as the risks and challenges facing, the Partnership’s current business and financial prospects.

•
The financial analyses prepared by Houlihan Lokey and the oral opinion of Houlihan Lokey rendered to the Conflicts Committee on October 3, 2021 (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Conflicts Committee dated October 3, 2021), to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations, qualifications, and conditions described in Houlihan Lokey’s written opinion, the consideration to be received in the transaction by the Public Unitholders, was fair, from a financial point of view, to such holders.

•
The Conflicts Committee’s belief that $17.00 per Common Unit was the best price per Common Unit that a bidder would be willing to pay at the time of the Conflicts Committee’s determination and grant of “Special Approval.”

•	The current and historical trading prices of the Common Units, including that the consideration of $17.00 to be paid for each Common Unit constitutes:
•	an 8.3% premium to the price per Common Unit on October 1, 2021 (the last trading day prior to the approval of the Merger Agreement);
•
an 8.3% premium to the volume-weighted average price (“VWAP”) of the Common Units for the 15-day period ending on October 1, 2021 (the last trading day prior to the approval of the Merger Agreement); and

•
a 20.7% premium to the price per Common Unit on September 1, 2021, and a 22.3% and 22.8% premium to the VWAP of the Common Units for the 15-day and 30-day periods, respectively, ending on September 1, 2021.

•
The Conflicts Committee retained and was advised by independent, experienced and qualified advisors, consisting of Potter Anderson, as legal counsel, and Houlihan Lokey, as financial advisor. The Conflicts Committee also consulted with Squire Patton Boggs (US) LLP, in its capacity as legal advisor to the Partnership.

•
The fact that the Conflicts Committee requested that, and Teekay Corporation agreed to, reallocate approximately $44.4 million of the consideration to be paid in respect of the restructured Services Company to the Merger Consideration.

•
The business, competitive position, and prospects of the Partnership (as well as the risks involved in achieving these prospects), the Partnership’s current working capital position and the current industry, economic and market conditions, including uncertainties relating to intense competition in the global shipping market.

•
Views of the Partnership’s management, which were based on their expertise and experience in the LNG shipping industry, and the Conflicts Committee’s belief, that the Partnership would likely need significant additional capital in the future to fund growth and that the state of the MLP equity markets makes it difficult for the Partnership to obtain equity financing on favorable terms despite a number of actions taken by the Partnership to improve the trading discount of the Common Units.

•	The terms of the Merger Agreement, principally:
•
The Conflicts Committee considered that the provisions of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties and termination fees payable by the Partnership and Parent under specified circumstances, are reasonable and customary.

•	The consummation of the Merger is not contingent upon financing.
•
The belief of the Conflicts Committee that, based on consultation with the Partnership’s outside legal advisor and the Conflicts Committee’s legal advisor, the conditions to the consummation of the Merger as set forth in the Merger Agreement are reasonable and customary.

•
The provisions allowing the Partnership to provide information to, and participate in discussions and negotiations with, a third party in response to an unsolicited competing proposal, which may, in certain circumstances, result in a superior proposal.

•
The provisions allowing the GP Board to change its recommendation regarding the Merger in the event of a superior proposal, and terminate the Merger Agreement to enter into a superior proposal, if the GP Board makes a good faith determination, after consultation with the Conflicts Committee and the Partnership’s outside legal advisors, that the failure to change its recommendation would constitute a breach of the directors’ contractual obligations under Section 7.9 of the Partnership Agreement or their fiduciary duties under applicable laws of the Republic of the Marshall Islands.

•
The termination fee of the Partnership of approximately $44.6 million is consistent with fees in comparable transactions and reasonable in light of the circumstances in which the termination fee could become payable to Parent.

•	The fact that the Teekay Board and the GP Board, conducted a thorough, strategic review process, in which:
•	21 potential counterparties were contacted to gauge their interest in making a proposal for the Stake Sale or the 100% Sale Transaction;
•	13 parties signed nondisclosure agreements and received the confidential information presentation and an initial phase financial model;
•	Potential counterparties were not limited to either the Stake Sale or the 100% Sale Transaction;
•	A total of five indications of interest were received in the first round of bidding;
•
At the direction of the GP Board, four bidders advanced to the second round, at which point each bidder received access to the Partnership’s virtual data room and three bidders received a management presentation;

•	A total of two bids were received in the second round of bidding; and
•	Parent’s revised bid of $1,514.9 million, which ultimately resulted in a purchase price of $17.00 per Common Unit, was the highest price proposed after the second round of bidding.
The Conflicts Committee considered the following factors to be potentially negative or unfavorable in arriving at its determinations and approvals, and the related recommendation to the GP Board:
•	The Conflicts Committee was not authorized to, and did not, consider other strategic alternatives to the 100% Sale Transaction or negotiate directly with Parent or any other potential counterparty.
•	The fact that, following the Merger, the Partnership’s existing Common Unitholders will not participate in the Partnership’s future earnings or growth.
•
While the Conflicts Committee expects that the Merger will be consummated, there can be no assurance that all conditions to the parties' obligations to complete the Merger will be satisfied, and thus it is possible that the Merger may not be completed in a timely manner or at all.

•
If the Merger is not completed, the Partnership will have incurred significant transaction and opportunity costs, including (i) the possibility of disruption to the Partnership’s operations, diversion of management and attention of those Teekay subsidiary employees providing services to the Partnership and its subsidiaries, attrition of such employees and (ii) that the trading price of the Common Units would likely be adversely affected.

•	The substantial costs to be incurred in connection with the consummation of the Merger and the transactions contemplated by or referenced in the Merger Agreement, and the substantial time and effort of management required to consummate the Merger, which could disrupt the Partnership’s business operations and divert the attention of those Teekay subsidiary employees providing services to the Partnership and its subsidiaries away from the Partnership’s day-to-day operations.
•	The risk that litigation may occur in connection with the Merger and any such litigation may result in significant costs and a diversion of management’s focus.
•
The members of the Partnership’s and Teekay Corporation’s management and the directors of the General Partner and Teekay Corporation may have interests in the Merger that are different from, or in addition to, the interests of the Public Unitholders. For more information, please see “The Merger—Interests of Certain Persons in the Merger” beginning on page 76.

•	Certain terms of the Merger Agreement, principally:
•	The Common Unitholders are not entitled to dissenters’ or appraisal rights with respect to the Merger under the Partnership Agreement or the laws of the Republic of the Marshall Islands;
•	The restrictions on the Partnership’s ability to solicit or respond to competing proposals;
•
The fact that, under specified circumstances, the Partnership may be required to pay to Parent a termination fee of approximately $44.6 million, including if the Partnership terminates the Merger Agreement to enter into a Partnership Superior Proposal or if Parent terminates the Merger Agreement because a Partnership Change of Recommendation occurs; and

•
The possibility that the termination fee could discourage other potential parties from making a competing proposal (although the Conflicts Committee believes that the termination fee was reasonable in amount and would not preclude any interested party from making a competing proposal).

After taking into account all of the factors set forth above, as well as others, the Conflicts Committee unanimously concluded that the potential benefits of the Merger outweighed any negative or unfavorable considerations and determined that the Merger Agreement and the transactions contemplated thereby or referenced therein are in the best interests of the Partnership and the Public Unitholders.
The foregoing discussion of the information and factors considered by the Conflicts Committee is not intended to be exhaustive, but is intended to reflect an overview of the material factors that the Conflicts Committee considered in its evaluation of the Merger Agreement and the transactions contemplated therein. In view of the variety of information and factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Conflicts Committee did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors considered in making its determination and recommendation. In addition, individual members of the Conflicts Committee may have given differing weights to different factors. Rather, the Conflicts Committee based its recommendation on the totality of the information presented to and considered by it. Overall, the Conflicts Committee believed that the positive factors supporting the Merger outweighed the negative factors it considered and made its unanimous recommendation on the totality of the information presented.
Recommendation of the GP Board
The GP Board consists of seven directors, four of whom also serve on the Teekay Board. As such, some of the directors on the GP Board may have different interests in the Merger than the Public Unitholders. Please see “—Interests of Certain Persons in the Merger” commencing on page 76 for a discussion of these and other interests of certain members of the GP Board in the Merger. Because conflicts of interest could potentially arise between the interests of the General Partner and its affiliates (including Teekay Corporation), on the one hand, and the interests of the Partnership and the Public Unitholders, on the other hand, in resolutions approved by the GP Board on September 2, 2021, the GP Board delegated to the Conflicts Committee certain authority relating to the 100% Sale Transaction contemplated by the Merger Agreement and related transaction documents, as such authority is described in detail under “—Reasons for the Transaction; Recommendation of the Conflicts Committee” above.
On October 3, 2021, the Conflicts Committee unanimously (i) determined that the Merger Agreement, and the transactions contemplated thereby or referenced therein, were in the best interests of the Partnership and the Public Unitholders (taking into account the totality of the relationships between the parties involved), (ii) approved the Merger Agreement and the transactions contemplated thereby or referenced therein, and (iii) recommended that the

GP Board approve the Merger Agreement and the transactions contemplated thereby or referenced therein. That same day, the GP Board, after considering the factors discussed below, including the unanimous determination and recommendation of the Conflicts Committee, and after consultation with its legal and financial advisors, unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of the Partnership and the Common Unitholders on the terms and conditions set forth in the Merger Agreement. The GP Board recommends that the Common Unitholders vote in favor of the Merger Proposal.
In determining that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of the Partnership and the Common Unitholders, and recommending that Common Unitholders vote in favor of the Merger Proposal, the GP Board considered a number of factors, including the following material factors:
•	the unanimous determination and recommendation of the Conflicts Committee
•
The financial analyses prepared by Morgan Stanley and the oral opinion of Morgan Stanley rendered to the GP Board on October 3, 2021 (which was subsequently confirmed in writing by delivery of Morgan Stanley’s written opinion addressed to the GP Board dated October 3, 2021), to the effect that, as of the date of such opinion, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in Morgan Stanley’s written opinion, the Merger Consideration to be received by holders of the Common Units (other than Teekay Corporation and Stonepeak and its affiliates), was fair, from a financial point of view, to such holders of the Common Units; and

•
the factors considered by the Conflicts Committee, including the material factors considered by the Conflicts Committee described under “—Reasons for the Merger and Recommendation of the Conflicts Committee” above.

In doing so, the GP Board took into account and accepted the analysis of the Conflicts Committee, which is discussed above.
The foregoing discussion of the information and factors considered by the GP Board is not intended to be exhaustive, but is intended to reflect an overview of the material factors that the GP Board considered in its evaluation of the Merger Agreement and the transactions contemplated therein. In view of the variety of information and factors considered in connection with its evaluation of the Merger and the complexity of these matters, the GP Board did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors considered in making its determination and recommendation. In addition, individual members of the GP Board may have given differing weights to different factors. Rather, the GP Board based its recommendation on the totality of the information presented to and considered by it. Overall, the GP Board believed that the positive factors supporting the Merger and related transactions outweighed the negative factors it considered and made its unanimous recommendation on the totality of the information presented.
Please note that certain statements and other information presented in this section are forward looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Note Regarding Forward-Looking Statements.”
The GP Board unanimously recommends that the Common Unitholders vote “FOR” the Merger Proposal and that Common Unitholders vote “FOR” the Adjournment Proposal.
Opinion of Houlihan Lokey Capital, Inc., Financial Advisor to the Conflicts Committee
On October 3, 2021, Houlihan Lokey verbally rendered its opinion to the Conflicts Committee (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Conflicts Committee dated October 3, 2021), as to the fairness, from a financial point of view, to the Public Unitholders, of the Merger Consideration to be received in the Merger.
Houlihan Lokey’s opinion was directed to the Conflicts Committee (in its capacity as such) and only addressed the fairness, from a financial point of view, to the Public Unitholders of the Merger Consideration to be received in the Merger and did not address any other aspect or implication of the Merger or any other agreement, arrangement or understanding. The summary of Houlihan Lokey’s opinion in this proxy statement is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex D to this proxy statement and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement are intended to be, and do not constitute, advice or a recommendation to the Conflicts Committee, the GP Board, or any security holder of the Company or any other person as to how to act or vote with respect to any matter relating to the Merger.
In arriving at its opinion, Houlihan Lokey, among other things:
1.	reviewed the following agreements and documents:
(a)	Draft dated October 3, 2021, of the Merger Agreement by and among Parent, Merger Sub, the Partnership and the General Partner;
(b)	Draft dated October 3, 2021, of the GP Purchase Agreement by and between Teekay Corporation and Parent;
(c)	Draft dated October 3, 2021, of the Support Agreement by and among Teekay Corporation, Teekay Finance Limited, and Parent;
(d)	Draft dated October 3, 2021 of the Services Companies Purchase Agreement, by and among Teekay Corporation, Opco, and Parent;
(e)	Draft dated October 3, 2021 of the Transition Services Agreement by and among Teekay Corporation, OpCo and Parent;
(f)	Draft dated October 3, 2021 of the Restrictive Covenant and License Letter Agreement by and between Teekay Corporation and Parent;
2.
reviewed certain publicly available business and financial information relating to the Partnership and the General Partner (together, the “LNG Entities”) that Houlihan Lokey deemed to be relevant, including certain publicly available research analyst estimates (and adjustments thereto) with respect to the future financial performance of the LNG Entities;

3.
reviewed certain business and financial information and certain other information relating to the historical, current and future operations, financial condition and prospects of the LNG Entities, each as made available to Houlihan Lokey by representatives of the LNG Entities, including financial projections prepared by management of the LNG Entities on a status quo basis for the fiscal years ending 2021 through 2030 and referred to generally in this proxy statement (and defined in the section captioned “The Merger—Management Projections”) as the “Management Projections” and defined in the Houlihan Lokey opinion and this description of such opinion as the “Partnership Projections.” For more information, please see the section of this proxy statement captioned “The Merger—Management Projections”;

4.
spoke with certain members of management of the LNG Entities and certain of their respective representatives and advisors regarding the respective businesses, operations, financial condition and prospects of each of the LNG Entities, the Merger and related matters;

5.	considered the financial and operating performance of the LNG Entities in relation to that of other companies that Houlihan Lokey deemed to be relevant;
6.	considered the publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;
7.
reviewed the current and historical market prices and trading volume for certain of the LNG Entities’ publicly traded securities, and the current and historical market prices of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant; and

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.
Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, management of the LNG Entities advised Houlihan Lokey, and

Houlihan Lokey assumed, that the financial projections reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the LNG Entities as to the future financial results and condition of the LNG Entities and the other matters covered thereby, and Houlihan Lokey expressed no opinion with respect to such projections or the assumptions on which they were based. Houlihan Lokey relied upon and assumed, without independent verification, that there had been no change in the businesses, assets, liabilities, financial condition, results of operations, cash flows or prospects of the LNG Entities since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to Houlihan Lokey’s analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading.
Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements reviewed by Houlihan Lokey (as described above) and all other related documents and instruments that were referred to therein were true and correct in all material respects, (b) each party to all such agreements and other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Merger will be satisfied without material waiver thereof, and (d) the Merger will be consummated in a timely manner in accordance with the terms described in such agreements and other related documents and instruments, without any material amendments or modifications thereto. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the Merger will be consummated in a manner that complies in all respects with all applicable foreign, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Merger will be obtained and that no material delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of the LNG Entities or otherwise have an effect on the Merger, the LNG Entities, or any expected benefits of the Merger that would be material to Houlihan Lokey’s analyses or the opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of any draft documents identified above would not differ in any material respect from the drafts of said documents Houlihan Lokey reviewed.
Furthermore, in connection with its opinion, Houlihan Lokey was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the LNG Entities or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation (other than with respect to certain LNG vessel appraisal values). Houlihan Lokey did not estimate, and express no opinion regarding, the liquidation value of any entity or business or the solvency of any party under any applicable laws relating to bankruptcy, insolvency or similar matters. Houlihan Lokey undertook no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the LNG Entities are or may be a party or are or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the LNG Entities are or may be a party or are or may be subject.
Houlihan Lokey was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Merger, the securities, assets, businesses or operations of the LNG Entities or any other party, or any alternatives to the Merger, (b) negotiate the terms of the Merger, or (c) advise the Conflicts Committee or any other party with respect to alternatives to the Merger. Houlihan Lokey expressed no view or opinion as to any such matters, including the terms that could have been obtained if any of the foregoing had been undertaken. Representatives of the LNG Entities advised Houlihan Lokey, and Houlihan Lokey relied upon and assumed, without independent verification, that the terms of the Merger were negotiated on an arms-length basis. Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date thereof. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events or information occurring or coming to Houlihan Lokey’s attention after the date thereof. Furthermore, as the Conflicts Committee is aware, there is significant uncertainty as to the potential direct and indirect business, financial, economic and market implications and consequences of the spread of the coronavirus and associated illnesses and the actions and measures that countries, states, localities, central banks, international financing and funding organizations, stock markets, businesses and individuals may take to address the spread of the coronavirus and associated illnesses including, without limitation, those actions and measures pertaining to fiscal or monetary policies, legal and regulatory matters and the credit, financial and stock markets (collectively, the “Pandemic Effects”), and the Pandemic Effects could have a material impact on Houlihan Lokey’s analyses and its opinion. As the Conflicts Committee is aware, the oil and gas industry is experiencing unusual volatility and Houlihan Lokey expressed no opinion or view as to any potential effects of such volatility on the LNG Entities or the Merger. Houlihan Lokey was not requested to address, and Houlihan Lokey’s opinion did not expressly address, a sale of Teekay Shipping Limited or the allocation of value or consideration with respect to or attributed to Teekay Shipping Limited.
Houlihan Lokey’s opinion was furnished solely for the use of the Conflicts Committee (solely in its capacity as such) in connection with its evaluation of the Merger and may not be relied upon by any other person or entity (including, without limitation, any other recipient of Houlihan Lokey’s opinion, Teekay Corporation, the GP Board, the LNG Entities security holders, creditors or other constituencies of the LNG Entities, notwithstanding that Houlihan Lokey’s fees and expenses were paid by the Partnership) or used for any other purpose without Houlihan Lokey’s express prior written consent. Houlihan Lokey’s opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. Houlihan Lokey’s opinion was not intended to be, and does not constitute, a recommendation to the Conflicts Committee, any security holder or any other party or person as to how to vote or act with respect to any matter relating to the Merger or otherwise.
Houlihan Lokey was not requested to opine as to, and Houlihan Lokey’s opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Conflicts Committee, the GP Board, Teekay Corporation or the LNG Entities or their respective security holders or any other party to proceed with or effect the Merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Merger or otherwise (other than the Merger Consideration to the extent expressly specified therein), (iii) the fairness of any portion or aspect of the Merger to the holders of any class of securities, creditors or other constituencies of Teekay Corporation or the LNG Entities, or to any other party, except if and only to the extent expressly set forth in the last sentence of the opinion, (iv) the relative merits of the Merger as compared to any alternative business strategies or transactions that might be available for Teekay Corporation or the LNG Entities or any other party, (v) the fairness of any portion or aspect of the Merger to any one class or group of Teekay Corporation or the LNG Entities or any other party’s security holders or other constituents vis-à-vis any other class or group of Teekay Corporation or the LNG Entities or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) the valuation of Teekay Shipping Limited, (vii) the solvency, creditworthiness or fair value of Teekay Corporation or the LNG Entities, or any other participant in the Merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Merger, any class of such persons or any other party, relative to the Merger Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations were obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the Conflicts Committee, on the assessments by the Teekay Corporation, the Conflicts Committee and the LNG Entities and their respective advisors, as to all legal, regulatory, accounting, insurance, tax and other similar matters with respect to Teekay Corporation or the LNG Entities and the Merger or otherwise.
In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to the Company or the proposed Merger and an evaluation of the results of those analyses is not entirely mathematical. The estimates contained in the financial forecasts prepared by the management of the LNG Entities and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of the Company. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.
Houlihan Lokey’s opinion was only one of many factors considered by the Conflicts Committee in evaluating the Merger. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the Merger Consideration or of the views of the Conflicts Committee or management with respect to the Merger or the Merger Consideration. The type and amount of consideration payable in the Merger were determined through negotiation between the Company and Parent, and the decision to enter into the Merger Agreement was solely that of the Conflicts Committee and the GP Board.
Financial Analyses
In preparing its opinion to the Conflicts Committee, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Houlihan Lokey’s opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching Houlihan Lokey’s overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion.
The following is a summary of the material financial analyses performed by Houlihan Lokey in connection with the preparation of its opinion and reviewed with the Conflicts Committee on October 3, 2021. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey.
For purposes of its analyses, Houlihan Lokey reviewed a number of financial and operating metrics, including:
•	Enterprise Value — equity market value plus proportionate economic debt outstanding plus preferred stock plus minority interests minus proportionate economic cash and cash equivalents.
•
Proportionate Economic Adjusted EBITDA— earnings before interest, taxes, depreciation and amortization, adjusted for certain non-recurring items, including proportionate contributions for joint venture ownership and excluding contributions from minority interest.

•	Adjusted EBITDA — earnings before interest, taxes, depreciation and amortization, adjusted for certain non-recurring items.
•	Proportionate Economic Cash — total cash and cash equivalents, including proportionate contributions from joint venture ownership and excluding contributions from minority interest.
•	Proportionate Economic Debt — total debt, including proportionate contributions from joint venture ownership and excluding contributions from minority interest.
Unless the context indicates otherwise, enterprise values and equity values used in the selected companies analysis described below were calculated using the closing price of the Common Units and the common stock of the selected companies listed below as of October 1, 2021, and transaction values for the selected transactions analysis described below were calculated on an enterprise value basis based on the announced transaction equity price and other public information. The estimates of the future financial and operating performance of the Company relied upon for the financial analyses described below were based on the Partnership Projections. The estimates of the future financial and operating performance of the selected companies listed below were based on certain publicly available research analyst estimates for those companies.
Selected Companies Analysis. Houlihan Lokey reviewed certain data for selected companies, with publicly traded equity securities, that Houlihan Lokey deemed relevant.
The selected companies and resulting data were as follows:
Selected LNG Shipping C-Corps
Flex LNG Ltd.
Golar LNG Limited

Selected LNG Shipping MLPs
Dynagas LNG Partners LP
GasLog Partners LP
Hoegh LNG Partners LP
Selected LPG and Other Hydrocarbon Carriers
BW LPG Limited
Dorian LPG Ltd.
Navigator Holdings Ltd.
StealthGas Inc.
The financial data reviewed included:
•	Enterprise value as a multiple of estimated 2021 EBITDA;
•	Enterprise value as a multiple of estimated 2022 EBITDA; and
•	Enterprise value as a multiple of estimated 2023 EBITDA.
Selected LNG Shipping C-Corps
	Enterprise Value to FY2021E Adjusted EBITDA	Enterprise Value to FY2022E Adjusted EBITDA	Enterprise Value to FY2023E Adjusted EBITDA
Low	10.1x	10.0x	9.5x
High	13.0x	12.1x	10.7x
Median	11.5x	11.0x	10.1x
Mean	11.5x	11.0x	10.1x
Selected LNG Shipping MLPs
	Enterprise Value to FY2021E Adjusted EBITDA	Enterprise Value to FY2022E Adjusted EBITDA	Enterprise Value to FY2023E Adjusted EBITDA
Low	7.5x	7.9x	7.9x
High	8.4x	8.8x	8.7x
Median	7.7x	8.0x	8.6x
Mean	7.8x	8.2x	8.4x
Selected LNG Companies
	Enterprise Value to FY2021E Adjusted EBITDA	Enterprise Value to FY2022E Adjusted EBITDA	Enterprise Value to FY2023E Adjusted EBITDA
Low	7.5x	7.9x	7.9x
High	13.0x	12.1x	10.7x
Median	8.4x	8.8x	8.7x
Mean	9.3x	9.4x	9.1x
Selected LPG and Other Hydrocarbon Carriers
	Enterprise Value to FY2021E Adjusted EBITDA	Enterprise Value to FY2022E Adjusted EBITDA	Enterprise Value to FY2023E Adjusted EBITDA
Low	4.5x	4.5x	5.4x
High	7.7x	7.1x	6.6x
Median	6.1x	6.2x	6.5x
Mean	6.1x	6.0x	6.2x

All Selected Companies
	Enterprise Value to FY2021E Adjusted EBITDA	Enterprise Value to FY2022E Adjusted EBITDA	Enterprise Value to FY2023E Adjusted EBITDA
Low	4.5x	4.5x	5.4x
High	13.0x	12.1x	10.7x
Median	7.7x	7.9x	8.2x
Mean	8.1x	7.9x	8.0x
Taking into account the results of the selected companies analysis, Houlihan Lokey applied selected multiple ranges of 7.75x to 8.50x 2021 Proportionate Economic Adjusted EBITDA, 8.50x to 9.25x 2022 Proportionate Economic Adjusted EBITDA, and 8.75x to 9.50x 2023 Proportionate Economic Adjusted EBITDA to corresponding financial data for the Company. The selected companies analysis indicated implied per unit value reference ranges of $11.48 to $17.65 based on the selected range of multiples of 2021 Proportionate Economic Adjusted EBITDA, $12.61 to $18.36 based on the selected range of multiples of 2022 Proportionate Economic Adjusted EBITDA, and $12.62 to $18.21 based on the selected range of multiples of 2023 Proportionate Economic Adjusted EBITDA, as compared to the proposed consideration of $17.00 per Common Unit.
Selected Transactions Analysis. Houlihan Lokey considered certain financial terms of certain transactions involving target companies that Houlihan Lokey deemed relevant.
The financial data reviewed included:
•	Enterprise value as a multiple of estimated 2021 EBITDA;
•	Enterprise value as a multiple of estimated 2022 EBITDA;
The selected transactions and resulting data were as follows:
Date Announced	Target	Acquiror
3/8/2021	Höegh LNG Holdings Ltd.	Leif Höegh & Co AS; Morgan Stanley Infrastructure Inc.
2/22/2021	GasLog Ltd.	Blackrock Alternatives Management, LLC; Global Energy & Power Infrastructure Fund III, L.P.
1/13/2021	Hygo Energy Transition Ltd.	New Fortress Energy Inc
1/13/2021	Golar LNG Partners LP	New Fortress Energy Inc.
Selected LNG Shipping Company Transactions
	Transaction Value to NFY Adjusted EBITDA*,+	Transaction Value to NFY+1 Adjusted EBITDA+
Low	7.8x	7.4x
High	9.1x	8.8x
Median	8.7x	8.4x
Mean	8.6x	8.2x
*	Summary statistics exclude Hygo Energy Transition Ltd. / New Fortress Energy Inc multiple.
+	Summary statistics would be lower if Golar LNG Partners LP / New Fortress Energy Inc multiple presented on a proportionate basis.
Taking into account the results of the selected transactions analysis, Houlihan Lokey applied selected multiple ranges of 8.00x to 8.50x 2021 Proportionate Economic Adjusted EBITDA and 8.50x to 9.00x 2022 Proportionate Economic Adjusted EBITDA to corresponding financial data for the Company. The selected transactions analysis indicated implied per unit value reference ranges of $13.47 to $17.65 based on the selected range of multiples of 2021 Proportionate Economic Adjusted EBITDA and $12.61 to $16.51 based on the selected range of multiples of 2022 Proportionate Economic Adjusted EBITDA, as compared to the proposed consideration of $17.00 per Common Unit.

Discounted Cash Flow Analysis. Houlihan Lokey performed discounted cash flow analyses of the Company on a sum-of-the-parts basis by calculating the sum of the estimated net present value of the (i) projected unlevered, after-tax free cash flows of the Company based on the Partnership Projections for the wholly owned portion of its fleet and (ii) projected dividends to be received by the Company from its joint ventures based on the Partnership Projections. Houlihan Lokey calculated terminal values for the Company by applying, in the case of the Partnership Projections related to the wholly owned portion of its fleet, a range of multiples to the Company’s 2025 Proportionate Economic Adjusted EBITDA and 2030 Proportionate Economic Adjusted EBITDA of 7.00x to 8.00x and, in the case of the Partnership Projections related to the dividends to be received by the Company from its joint ventures, a range of perpetuity growth rates to the 2025 projected dividends to be received by the Company from its joint ventures and 2030 projected dividends to be received by the Company from its joint ventures of 1.00% to 2.50%. The net present values of the projected future cash flows and terminal values were then calculated using discount rates ranging from, in the case of the unlevered after-tax free cash flows, 6.0 – 7.0%, and, in the case of the projected dividends to be received by the Company from its joint ventures, 10.0% - 11.0%. The discounted cash flow analysis indicated an implied per unit value reference range of $13.25 to $20.18 utilizing the Partnership Projections for 2021 to 2025 and an implied per unit value reference range of $14.05 to $19.96 utilizing the Partnership Projections for 2021 to 2030, each as compared to the Merger consideration of $17.00 per Common Unit.
Miscellaneous
Houlihan Lokey was engaged by the Conflicts Committee to act as its financial advisor in connection with the Merger and provide financial advisory services, including an opinion to Conflicts Committee as to the fairness, from a financial point of view, to the Public Unitholders, of the Merger Consideration to be received in the Merger. The Conflicts Committee engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to provide financial advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Pursuant to its engagement by the Conflicts Committee, Houlihan Lokey is entitled to a customary fee for its services. No portion of Houlihan Lokey’s fee is contingent upon the successful completion of the Merger. The Company has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of or related to Houlihan Lokey’s engagement.
In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, Teekay Corporation, the LNG Entities or any other party that may be involved in the Merger and their respective affiliates or security holders or any currency or commodity that may be involved in the Merger.
Houlihan Lokey and/or certain of its affiliates have in the past provided investment banking, financial advisory and/or other financial or consulting services to the LNG Entities, for which Houlihan Lokey and its affiliates have received and may receive compensation, including, among other things, having acted as financial advisor to the Conflicts Committee in connection with its evaluation of the elimination of the General Partner’s Incentive Distribution Rights in 2020. Houlihan Lokey and certain of its affiliates may provide investment banking, securities trading, financing, financial advisory and/or other financial or consulting services and other commercial and investment banking products and services to one or more of the LNG Entities, Teekay Corporation, other participants in the Merger or certain of their respective affiliates or security holders (including, Parent, or one or more security holders or affiliates of, and/or portfolio companies of investment funds affiliated or associated with, Parent (collectively, with Parent, the “Stonepeak Group”)) in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of Houlihan Lokey’s and their respective employees may have committed to invest in private equity or other investment funds managed or advised by Parent, other participants in the Merger or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with the members of the Stonepeak Group, other participants in the Merger or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, one or more of the LNG Entities,

Teekay Corporation, members of the Stonepeak Group, other participants in the Merger or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.
Opinion of Morgan Stanley & Co. LLC., Financial Advisor to the General Partner
Morgan Stanley was retained by the Partnership to act as its financial advisor and to render a financial opinion in connection with a potential sale of the Partnership. The Partnership selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s experience in transactions similar to the merger, qualifications, expertise and reputation and its knowledge of the Partnership and its business and the industries in which the Partnership conducts its business. On October 3, 2021, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing, to the GP Board to the effect that, as of the date of such opinion, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in Morgan Stanley’s written opinion, the Merger Consideration to be received by holders of the Common Units (other than Teekay Corporation and Stonepeak and its affiliates) pursuant to the merger agreement was fair, from a financial point of view, to such holders of the Common Units.
The full text of Morgan Stanley’s written opinion to the GP Board, dated October 3, 2021, is attached as Annex E and is incorporated by reference into this proxy statement in its entirety. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. Common unitholders of the Partnership are urged to, and should, read the opinion carefully and in its entirety. Morgan Stanley’s opinion was directed to the GP Board and addressed only the fairness, from a financial point of view, as of the date of the opinion, of the Merger Consideration to be received by the holders of Common Units of the Partnership (other than Teekay Corporation and Stonepeak and its affiliates) pursuant to the Merger Agreement. Morgan Stanley’s opinion did not address any other aspect of the Merger and did not and does not constitute an opinion or recommendation as to how the holders of Common Units of the Partnership should vote at any meeting of holders of Common Units to be held in connection with the Merger. The summary of Morgan Stanley’s opinion set forth in this proxy statement is qualified in its entirety by reference to the full text of Morgan Stanley’s opinion.
In arriving at its opinion, Morgan Stanley:
•	Reviewed certain publicly available financial statements and other business and financial information of the Partnership;
•	Reviewed certain internal financial statements and other financial and operating data concerning the Partnership;
•	Reviewed certain financial projections prepared by the management of the Partnership;
•	Discussed the past and current operations and financial condition and the prospects of the Partnership with senior executives of the Partnership;
•	Reviewed the reported prices and trading activity for the Common Units;
•
Compared the financial performance of the Partnership and the prices and trading activity of the Common Units with that of certain other publicly-traded companies comparable with the Partnership, and their securities;

•	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;
•	Participated in certain discussions and negotiations among representatives of the Partnership and Parent and their financial and legal advisors;
•	Reviewed drafts of the Merger Agreement, the GP Purchase Agreement, the Services Companies Restructuring and Purchase Agreement and certain related documents; and
•	Performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by the Partnership, and formed a substantial basis for Morgan Stanley’s opinion. With respect to the Partnership’s financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best then-currently available estimates and judgments of the management of the Partnership of the future financial performance of the Partnership. In addition, Morgan Stanley assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the definitive merger agreement would not differ in any material respect from the draft thereof furnished to Morgan Stanley. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. Morgan Stanley noted that it is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of the Partnership and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the Partnership’s officers or employees, or any class of such persons, relative to the Merger Consideration to be received by the holders of Common Units in the transaction. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to the Teekay Holdings Limited pursuant to the GP Purchase Agreement or to Teekay Corporation pursuant to the Services Companies Restructuring and Purchase Agreement, in each case relative to the consideration to be received by the holders of Common Units in the transaction. Morgan Stanley expressed no opinion as to the relative fairness of the treatment of any series of preferred units of the Partnership. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Partnership, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of October 3, 2021. Events occurring after such date may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.
Summary of Financial Analyses
The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter dated October 3, 2021 to the GP Board. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors, without considering all analyses and factors reviewed, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 1, 2021, the last trading day prior to entry into the Merger Agreement and is not necessarily indicative of current market conditions.
In performing the financial analyses summarized below and in arriving at its opinion, Morgan Stanley, at the direction of the GP Board, used and relied upon (i) Management Projections and (ii) certain financial projections generally derived from a consensus of selected Wall Street equity research financial forecasts identified by the management of the Partnership (“Consensus Projections”). For more information, please see the section of this proxy statement captioned “The Merger—Management Projections”.
Publicly Traded Comparable Companies Analysis. Morgan Stanley performed a publicly traded comparable companies analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed and compared, using publicly available information, certain future financial information for the Partnership with corresponding future financial information, ratios and public market multiples for certain publicly traded companies in the liquefied natural gas (“LNG”) maritime industry that operate as master limited partnerships (“MLPs”) (collectively, the “Comparable Companies”). The Comparable Companies used in this analysis included the following:
•	Dynagas LNG Partners LP
•	Teekay LNG Partners L.P.
•	GasLog Partners LP
•	Golar LNG Partners LP
•	Höegh LNG Partners LP
For purposes of this analysis, Morgan Stanley analyzed the ratio of aggregate value (“AV”) (calculated as the market value of equity plus preferred stock plus proportionate consolidated debt less proportionate consolidated cash), to estimated EBITDA (the “AV / EBITDA Multiple”), based on consensus estimates for fiscal years 2021 and 2022. For purposes of the Morgan Stanley analyses pertaining to the Partnership, both AV and EBITDA were calculated on a proportionate economic basis (calculated as consolidated financials less financials attributable to non-controlling interests plus the proportionate share of financials attributable to the Partnership based on ownership in off-balance sheet joint-ventures).
Results of the analysis were presented for the Comparable Companies, as indicated in the following tables:
	AV / 2021E EBITDA Multiple	AV / 2022E EBITDA Multiple
Dynagas LNG Partners LP	8.4x	8.9x
Teekay LNG Partners L.P.(1)	8.3x	8.3x
GasLog Partners LP	7.9x	8.1x
Golar LNG Partners LP(2)	7.0x	7.2x
Höegh LNG Partners LP	6.1x	6.6x
Median	7.9x	8.1x
Mean	7.5x	7.8x
(1)	Calculated on a proportionate economic basis.
(2)	Based on unaffected date before company traded; January 12, 2021 for Golar LNG Partners LP
Based on its analysis of the relevant metrics for each of the Comparable Companies and taking into consideration the different business, financial and operating characteristics of the Comparable Companies as compared to the Partnership and upon the application of its professional judgment, Morgan Stanley selected representative ranges of AV / EBITDA Multiples for the fiscal years 2021 and 2022 and applied these ranges of multiples to estimates of fiscal years 2021 and 2022 Proportionate Economic Adjusted EBITDA of $709 million and $658 million as set forth in the Management Projections, respectively, as well as to estimates of fiscal years 2021 and 2022 Proportionate Economic Adjusted EBITDA of $707 million and $704 million as set forth in the Consensus Projections, respectively. Morgan Stanley calculated a range of estimated implied values per Partnership Common Unit as follows, each rounded to the nearest $0.05, as compared to the Merger Consideration of $17.00 per unit:
	Selected Public Comparable Company Multiple Range	Implied Equity Value Per Unit Range for the Partnership
AV/2021E Mgmt. Plan EBITDA ($709MM)	7.5x – 8.5x	$9.35 - $17.30
AV/2022E Mgmt. Plan EBITDA ($658MM)	7.5x – 8.5x	$5.10 - $12.50
AV/2021E Consensus EBITDA ($707MM)	7.5x – 8.5x	$9.20 - $17.10
AV/2022E Consensus EBITDA ($704MM)	7.5x – 8.5x	$8.95 - $16.85
No company utilized in the publicly traded comparable companies analysis is identical to the Partnership and hence the foregoing summary and underlying financial analyses involved considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which the Partnership was compared. In evaluating Comparable Companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Partnership, such as the impact of competition on the business of the Partnership and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of the Partnership or the industry or in the financial markets in general. Mathematical analysis is not in itself a meaningful method of using publicly traded comparable companies data.
Precedent Transactions Analysis. Morgan Stanley performed a precedent transactions analysis, which attempts to provide an implied value of a company based on publicly available financial terms of selected precedent transactions. Morgan Stanley compared publicly available statistics for certain transactions since 2017 involving businesses that Morgan Stanley judged to be similar in certain respects to the Partnership’s business or aspects thereof based on Morgan Stanley’s professional judgment and experience. For these transactions, Morgan Stanley reviewed the ratio of the AV of the transaction to the last 12 months EBITDA prior to the announcement date of the applicable transaction (“LTM EBITDA”, and such ratio, the “AV / LTM EBITDA Multiple”), based on publicly available financial information. Based on this analysis, Morgan Stanley calculated an estimated implied value per Partnership Common Unit by applying the AV / LTM EBITDA Multiples for the precedent transactions to the Partnership’s LTM EBITDA as of June 30, 2021 of $716 million, as provided by the Partnership management. The following is a list of the transactions reviewed and the implied value per Partnership Common Unit, rounded to the nearest $0.05:
Date Announced	Acquirer	Target	AV/ LTM EBITDA Multiple	Implied Equity Value Per Unit for the Partnership
January 13, 2021	New Fortress Energy Inc.	Hygo Energy Transition Ltd.	6.3x	$0.30
July 27, 2017	Brookfield Business Partners L.P.	Teekay Offshore Partners L.P.	7.2x	$7.55
September 13, 2021	Kohlberg Kravis Roberts & Co. L.P.	Ocean Yield ASA	8.4x	$17.25
March 8, 2021	Morgan Stanley Infrastructure Partners / Leif Höegh & Co. Ltd.	Höegh LNG Holdings Ltd.	9.2x	$23.65
February 22, 2021	BlackRock Global Energy & Power Infrastructure	GasLog Ltd.	9.4x	$25.30
		Median	8.4x
		Mean	8.1x
No company or transaction utilized in the precedent transactions analysis is identical to the Partnership or the Merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Partnership, such as the impact of competition on the Partnership’s business or the industry generally, industry growth, and the absence of any adverse material change in the financial condition or prospects of the Partnership or the industry, or in the financial markets in general.
Discounted Cash Flow Analysis. Morgan Stanley performed a discounted cash flow analysis, which is designed to provide an implied value of a company by calculating the present value of the estimated future unlevered free cash flows and terminal value of a company. Morgan Stanley calculated a range of implied values per Partnership Common Unit based on estimates of future unlevered free cash flows for the second half of 2021 and each of the fiscal years 2022 through 2030 as set forth in the Management Projections. Morgan Stanley also calculated a range of terminal values for the Partnership based on terminal AV / NTM (next twelve months as of December 31, 2030) EBITDA exit multiples ranging from 7.5x to 8.5x, which range was selected based on Morgan Stanley’s professional judgment and experience. The estimated unlevered free cash flows and the range of terminal values were then discounted to present values as of June 30, 2021 using a range of discount rates from 7.7% to 8.3%, which range of discount rates was selected, upon the application of Morgan Stanley’s professional judgment and experience, to reflect the Partnership’s estimated weighted average cost of capital.
Based on this analysis, Morgan Stanley derived a range of estimated implied values per Partnership Common Unit of $14.05 to $18.60, each rounded to the nearest $0.05, as compared to the Merger Consideration of $17.00 per unit.

Other Information
Target IRR-Based Ability-to-Pay Analysis. For reference only and not as a component of its fairness analysis, Morgan Stanley performed a hypothetical IRR-based ability-to-pay analysis to determine the prices at which an illustrative financial buyer might acquire the Partnership. In preparing this analysis. Morgan Stanley assumed (i) an illustrative transaction date of June 30, 2021, (ii) a subsequent exit transaction by the acquirer at December 31, 2030, (iii) the rolling of all gross debt and capital leases of the Partnership, (iv) a target range of annualized internal rates of return for the financial buyer of 12.0% to 14.0%, and (v) a range of AV/LTM EBITDA exit multiples of 7.0x to 9.0x. Morgan Stanley selected the exit multiple and target internal rates of return based upon the application of its professional judgment and experience.
Based on this analysis, Morgan Stanley derived a range of implied values per unit of the Common Units of $14.05 to $17.90, rounded to the nearest $0.05.
Equity Research Analysts’ Price Targets. For reference only and not as a component of its fairness analysis, Morgan Stanley reviewed the undiscounted price targets for the Common Units prepared and published by seven equity research analysts as of October 1, 2021, the last trading day prior to entry into the Merger Agreement. These targets generally reflect each analyst’s estimate of the future public market trading price of the Common Units. In order to better compare the equity analysts’ price targets with the Merger Consideration, based on its professional judgment and experience, Morgan Stanley discounted each analyst’s price target to present value by applying, for a one year discount period, a discount rate of 8.8%, selected by Morgan Stanley based on the application of its professional judgment and experience to reflect the Partnership’s cost of equity. This analysis resulted in a discounted analyst price target range for the Common Units of $12.85 to $19.30 per unit, rounded to the nearest $0.05. Morgan Stanley also noted that the median of equity analysts’ price targets for the Common Units was $17.00 per unit.
The price targets published by equity research analysts do not necessarily reflect current market trading prices for the Common Units and these estimates are subject to uncertainties, including the future financial performance of the Partnership and future financial market conditions.
Historical Trading Range. For reference only and not as a component of its fairness analysis, Morgan Stanley reviewed the low and high per unit trading range of the Common Units for the 52-week period ending October 1, 2021, the last trading day prior to entry into the Merger Agreement. Morgan Stanley observed that during such period the per unit trading range was $10.12 to $17.20 per Partnership Common Unit.
General
In connection with the review of the Merger by the GP Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the range of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of the Partnership.
In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the control of the Partnership. These include, among other things, the impact of competition on the business of the Partnership and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Partnership and the industry, and in the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.
Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of the Common Units (other than Teekay Corporation and Stonepeak and its affiliates), and in connection with the delivery of its opinion dated October 3, 2021 to the GP Board. These analyses do not purport to be appraisals or to reflect the prices at which the Common Units might actually trade.

The Merger Consideration was determined through arm’s-length negotiations between the Partnership and the Parent and was approved by the GP Board. Morgan Stanley acted as financial advisor to the GP Board during these negotiations but did not, however, recommend any specific consideration to the Partnership or the GP Board, nor opine that any specific consideration constituted the only appropriate consideration for the Merger. In addition, Morgan Stanley’s opinion expressed no opinion or recommendation as to how the holders of the Common Units should vote at any meeting of holders of Common Units to be held in connection with the Merger.
Morgan Stanley’s opinion and its presentation to the GP Board was one of many factors taken into consideration by the GP Board in deciding to approve the execution, delivery and performance by the Partnership of the Merger Agreement and the transactions contemplated thereby. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the GP Board with respect to the Merger Consideration pursuant to the Merger Agreement or of whether the GP Board would have been willing to agree to different consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.
The GP Board retained Morgan Stanley based on Morgan Stanley’s qualifications, experience and expertise and its familiarity with the Partnership. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Stonepeak and its affiliates, the Partnership, Teekay Corporation, or any other company, or any currency or commodity, that may be involved in the Merger, or any related derivative instrument.
Under the terms of its engagement letter dated July 16, 2021, Morgan Stanley provided the Partnership financial advisory services and a financial opinion, described in this section and attached to this proxy statement as Annex E, in connection with the Merger. As compensation for Morgan Stanley’s financial advisory services, the Partnership has agreed to pay Morgan Stanley a fee, which is contingent upon the consummation of the Merger, of $18 million. The Partnership has also agreed to reimburse Morgan Stanley for its expenses incurred from time to time in connection with this engagement. In addition, the Partnership has agreed to indemnify Morgan Stanley and its affiliates, its and their respective directors, officers, employees and agents and each other person, if any, controlling Morgan Stanley or any of its affiliates, against any losses, claims, damages or liabilities, relating to, arising out of or in connection with Morgan Stanley’s engagement and to reimburse certain expenses relating to such indemnity, including certain liabilities under the federal securities laws.
In the two years prior to the date of its opinion, Morgan Stanley has provided financing services to the Partnership and has received fees in connection with such services of less than approximately $1 million in the aggregate. In the two years prior to the date of its opinion, Morgan Stanley has provided financial advisory and financing services to Stonepeak and certain of its majority-controlled affiliates and portfolio companies and has received fees in connection with such services of approximately $2 to $5 million. Morgan Stanley may also seek to provide financial advisory and financing services to Stonepeak and the Partnership and their respective affiliates in the future and would expect to receive fees for the rendering of these services.
Management Projections
The Partnership does not, as a matter of course, publicly disclose forecasts or internal projections as to its future performance, revenues, earnings or other results due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, the Partnership is including the following summary of certain non-public unaudited management projections in this proxy statement solely because such information was made available to (a) the Conflicts Committee, the GP Board, the Teekay Board and Parent in connection with their respective evaluations of the Merger and (b) Houlihan Lokey and Morgan Stanley for their use and reliance in connection with their respective financial analyses and opinions. In connection with such purposes, management prepared and developed unaudited financial projections regarding certain aspects of the Partnership’s future performance for fiscal years 2021 to 2030 (the “Management Projections”). The inclusion of the Management Projections in this proxy statement should not be regarded as an indication that any of the Partnership, the General Partner, Teekay Corporation or any of their respective officers, directors, affiliates, advisors or other representatives considered, or now considers, any of the Management Projections to be necessarily predictive of actual future results. This summary of the Management Projections is not being included in this proxy statement to influence your decision whether to vote in favor of the Merger Proposal or for any other purpose.
The Management Projections are subjective in many respects and are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Although presented with numerical specificity, the Management Projections are based upon, and reflect, numerous judgments, estimates and assumptions made by management with respect to, among other things, industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Partnership’s business, all of which are difficult to predict and many of which are beyond the Partnership’s control. As such, the Management Projections constitute forward-looking statements and are subject to risks and uncertainties that could cause actual results to differ materially from the results projected, including the factors described under “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” Common Unitholders are also urged to review the Partnership’s SEC filings for a description of other risk factors with respect to its business. As a result, we cannot assure you that the estimates and assumptions made in preparing the Management Projections will prove accurate, that the projected results will be realized or that actual results will not be significantly higher or lower than projected results. In addition, the Management Projections cover multiple years through fiscal year 2030, and such information by its nature becomes less reliable with each successive year.
Some or all of the assumptions that have been made regarding, among other things, the occurrence or the timing of certain events or impacts may have changed since the date the Management Projections were prepared, and the summary of the Management Projections set forth below does not take into account any circumstances or events occurring after the date the Management Projections were prepared, including the announcement of the Merger. The Management Projections do not take into account the effect of any failure of the Merger to occur and should not be viewed as accurate in that context.
The Management Projections were not prepared with a view to public disclosure. The Management Projections do not, and were not intended to, act as public guidance regarding the Partnership’s financial performance. No one has made or makes any representation to any Common Unitholder regarding the information included in the Management Projections set forth below. Neither the Partnership nor the General Partner has made any representation to Parent or Merger Sub in the Merger Agreement concerning the Management Projections.
In addition, the Management Projections were not prepared with a view to compliance with (1) generally accepted accounting principles in the United States (“GAAP”); (2) the published guidelines of the SEC regarding projections and forward-looking statements; or (3) the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. KPMG LLP, our independent registered public accounting firm, has not examined, reviewed, compiled or otherwise applied procedures to the Management Projections and, accordingly, assumes no responsibility for, and expresses no opinion on, them. The Management Projections were prepared by, and are the responsibility of, management of Teekay Corporation and of the Partnership.
The measures Proportionate Economic Revenue, Proportionate Economic Adjusted EBITDA, Proportionate Economic Unlevered Free Cash Flow, and Proportionate Economic Capital Expenditure (each as defined below) contained in the summary of the Management Projections set forth below are non-GAAP financial measures, which are financial performance measures that are not calculated in accordance with GAAP. These non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures and may be different from similarly titled non-GAAP financial measures used by other companies, which limits their usefulness as a comparative measure. In addition, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. The items excluded from net income to arrive at these non-GAAP financial measures are significant components for understanding and assessing the Partnership’s financial performance and liquidity. Accordingly, these non-GAAP financial measures should be considered together with, and not as alternatives to, financial measures prepared in accordance with GAAP.
Financial measures provided to Houlihan Lokey, Morgan Stanley and Parent as done so in connection with the Merger are excluded from the definition of non-GAAP financial measures under SEC rules and, therefore, are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. In addition, although Houlihan Lokey and Morgan Stanley relied upon certain non-GAAP financial measures as described above in “—Opinion of

Houlihan Lokey Capital, Inc., Financial Advisor to the Conflicts Committee” and in “—Opinion of Morgan Stanley & Co. LLC, Financial Advisor to the General Partner,” respectively, reconciliations of non-GAAP financial measures were not provided to, or relied upon by, Houlihan Lokey or Morgan Stanley for purposes of their financial analyses and opinion or by the Conflicts Committee or GP Board in connection with their consideration of the Merger. Accordingly, we have not provided reconciliations of the non-GAAP financial measures included in the Management Projections to the most directly comparable GAAP financial measures.
In light of the foregoing factors and the uncertainties inherent in the Management Projections, Common Unitholders are cautioned not to rely on projections included in this proxy statement.
In preparing the Management Projections, management made certain assumptions, including, among others: revenue assumptions, including re-contracting, exercise of charter extension options, exercise of termination options, scheduled and unscheduled off-hire days, and idle periods between contracts; LNG charter contract renewal assumptions, including pricing, capacity under contract and contract duration; vessel operating expenses, general and administrative expenses, drydock expenditures and other capital expenditures; useful live of vessels; the impact of regulations and potential changes in regulations; the amount and timing of distributions to the Common Unitholders in the foreseeable term; assumptions regarding potential future vessel disposals; scrap value of vessels at end of useful life; debt refinancing assumptions; and general business, market, industry, and interest rate assumptions.
Summary of Projections
($ in millions)	Fiscal Year Ending December 31,
	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
Proportionate Economic Revenue(1)	$1,018	$950	$895	$883	$884	$881	$833	$828	$788	$770
Proportionate Economic Adjusted EBITDA(2)	$709	$658	$640	$630	$630	$621	$575	$569	$537	$519
Proportionate Economic Unlevered Free Cash Flow(3)	$651	$691	$647	$573	$535	$607	$594	$575	$540	$504
Proportionate Economic Capital Expenditure(4)	$50	$84	$30	$90	$93	$37	$29	$16	$33	$17
(1)
Proportionate Economic Revenue is a non-GAAP financial measure and is defined by management as Net Adjusted Revenues attributable to the Partnership’s proportionate ownership. This includes the Partnership’s wholly-owned subsidiaries, as well as its proportionate ownership interest of the Net Adjusted Revenues for its non-wholly-owned subsidiaries and its equity-accounted joint ventures. Net Adjusted Revenues represents income from vessel operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, write-down of vessels and goodwill, gain or loss on sale of vessels, and restructuring charges and includes the excess of cash receipts over revenue recognized for accounting purposes on charters classified as direct finance type leases.

(2)
Proportionate Economic Adjusted EBITDA is a non-GAAP financial measure and is defined by management as the Adjusted EBITDA attributable to the Partnership’s proportionate ownership. This includes Adjusted EBITDA for the Partnership’s wholly-owned subsidiaries, as well as its proportionate ownership interest of the Adjusted EBITDA from non-wholly-owned subsidiaries and its equity-accounted joint ventures.

Adjusted EBITDA is a non-GAAP financial measure and is defined by management as net income before interest, taxes, and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include unrealized credit loss provisions or reversals, unrealized gains or losses on non-designated derivative instruments, write-downs of vessels, gains or losses on sales of vessels, foreign currency exchange gains or losses, adjustments for direct financing and sales type leases to a cash basis, and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Partnership's performance, views these gains or losses as an element of interest expense and realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments.
(3)
Proportionate Economic Unlevered Free Cash Flow is a non-GAAP financial measure and is defined by management as the Economic Unlevered Free Cash Flow attributable to the Partnership’s proportionate ownership. This includes the Economic Unlevered Free Cash Flow for the Partnership and its wholly-owned subsidiaries, as well as its proportionate share of the Economic Unlevered Free Cash Flow from non-wholly-owned subsidiaries and its equity-accounted joint ventures. Economic Unlevered Free Cash Flow represents Economic Adjusted EBITDA, plus proceeds from sales of vessels, less cash taxes, expenditures for vessels and equipment and drydock expenditures, and plus other changes in estimated net working capital.

(4)
Proportionate Economic Capital Expenditure is a non-GAAP financial measure and is defined by management as Capital Expenditure attributable to the Partnership’s proportionate ownership. This includes Capital Expenditure for the Partnership’s wholly-owned subsidiaries, as well as its proportionate ownership interest of the Capital Expenditure from non-wholly-owned subsidiaries and its equity-accounted joint ventures. Capital Expenditure represents capital expenditures for newbuildings and drydock expenditures.

THE PARTNERSHIP DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE MANAGEMENT PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT

THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH MANAGEMENT PROJECTIONS ARE NOT REALIZED, EXCEPT AS MAY BE REQUIRED BY LAW.
Financing of the Merger
The consummation of the Merger is not subject to a financing condition. The Partnership and Parent estimate that the total amount of funds required to complete the Merger and the transactions contemplated thereby and pay related fees and expenses will be approximately $1.5 billion.
Parent and Merger Sub have delivered to the Partnership an executed commitment letter, dated October 4, 2021, from Stonepeak Infrastructure Fund IV Cayman (AIV II) LP and Stonepeak Asia Infrastructure Fund LP pursuant to which certain investors have committed to Parent and/or Merger Sub the cash amounts necessary to satisfy the Merger Consideration at the Closing. Parent and Merger Sub have also delivered to the Partnership an executed commitment letter, dated October 4, 2021, from Stonepeak Infrastructure Fund IV Cayman (AIV II) LP and Stonepeak Asia Infrastructure Fund LP, pursuant to which certain investors have committed to Parent and/or Merger Sub the cash amounts necessary to satisfy the payment obligations under the GP Purchase Agreement at the Closing. Parent has also delivered a duly executed limited guarantee of Stonepeak Infrastructure Fund IV Cayman (AIV II) LP and Stonepeak Asia Infrastructure Fund LP (“Guarantors”), pursuant to which, and subject to the terms and conditions thereof, the Guarantors have guaranteed the obligations of Parent to pay the Parent Termination Fee. We believe, but cannot assure you, that Parent will have sufficient cash on the Closing Date to complete the Merger.
Interests of Certain Persons in the Merger
When considering the unanimous recommendation of the GP Board that you vote to approve the Merger Proposal (which GP Board recommendation was based in part on the recommendation by the Conflicts Committee to the GP Board that the GP Board approve the Merger Agreement and the transactions contemplated thereby, including the Merger), you should be aware that the directors and officers of our General Partner, Service Provider, Teekay Corporation and their affiliates may have interests in the Merger that are different from, or in addition to, the interests of unitholders generally, as more fully described below. In (i) both the Conflicts Committee’s and the GP Board’s evaluating and negotiating the Merger Agreement; (ii) the GP Board’s approving and declaring the advisability of the Merger Agreement and the transactions contemplated thereby, including the Merger, on the terms and conditions set forth in the Merger Agreement; and (iii) the Conflicts Committee making its recommendation to the GP Board, and the GP Board recommending that the unitholders of the Partnership entitled to vote approve the Merger Agreement and the Merger and directing that the Merger Agreement and the Merger be submitted to the unitholders of the Partnership entitled to vote for approval, the Conflicts Committee and GP Board were aware of and considered these interests to the extent that they existed at the time, among other matters. These interests are described below.
As of the Record Date for the Special Meeting, the directors and officers of our General Partner, the Service Provider and Teekay Corporation held, in the aggregate, less than 1% of our then outstanding Common Units. This amount excludes Common Units owned by Teekay Corporation.
Treatment of Incentive Equity Awards
The Partnership has granted restricted unit awards under the Partnership’s Equity Incentive Plan to certain of the Partnership’s employees, to certain directors and officers of the General Partner and to certain employees of Teekay Corporation’s subsidiaries who provide services to the Partnership. The restricted unit awards were based on the Partnership’s closing Common Unit price on the grant date and vest equally over three years from the grant date. Each restricted unit is equal in value to one of the Partnership's Common Units plus reinvested distributions from the grant date to the vesting date. Upon vesting, the value of the restricted unit awards is paid to each recipient in the form of Common Units, net of withholding tax. As of November 1, 2021, the Partnership had outstanding a total of 354,944 restricted units, with such amount being adjusted to reflect aggregate reinvested distributions since the grant dates.
The GP Board has taken such action is necessary to cause each restricted unit award to become fully vested and free of any applicable forfeiture restrictions, effective as of immediately prior to the Effective Time.
Each restricted unit award that is outstanding immediately prior to the Effective Time will automatically become fully vested, cancelled and converted into the right to receive an amount in cash equal to the product of (i) the Merger

Consideration of $17.00 per Common Unit and (ii) the number of Common Units subject to such restricted unit award held by such holder. Holders of restricted units will also be entitled to an amount equal to the aggregate reinvested distributions on Common Units subject to the award from the grant date of the award until the Effective Time, consistent with the terms of the restricted units.
The following table sets forth (a) the number of restricted units issued under the Partnership’s Equity Incentive Plan and expected to be held by officers of our General Partner, the Service Provider (including, among others, the Service Provider’s Chief Executive Officer and Chief Financial Officer) and other officers of Teekay Corporation, in each case as of December 31, 2021 (the earliest date of the Closing pursuant to the Merger Agreement absent waiver by the parties) and (b) the estimated value of these restricted units in the Merger, in each case based on the assumptions described below. Upon the Effective Time, these awards will be treated as described above. The number of outstanding restricted units has been increased for purposes of this table to reflect the aggregate reinvested distributions relating to Common Units subject to the awards since the grant dates.
In calculating the amounts set forth in the table below, the following assumptions were used (with the dates used below to quantify these interests having been selected for illustrative purposes only and not necessarily to reflect the dates on which certain events will occur):
•	the Effective Time is on December 31, 2021, the earliest date of the Closing as provided in the Merger Agreement absent waiver by the parties;
•	the relevant price per Common Unit is $17.00, which is equal to the Merger Consideration; and
•
the number of outstanding unvested restricted units held by each individual is as of December 31, 2021, assuming continued service by the applicable officer under existing vesting schedules until the assumed Effective Time and without giving effect to any lapse of forfeiture restrictions or vesting acceleration as may apply in connection with the completion of the Merger. The actual number of restricted units that will become fully vested, cancelled and converted into the right to receive an amount in cash equal to the product of (i) the Merger Consideration of $17.00 per Common Unit and (ii) the number of Common Units subject to such restricted unit awards held by such holders will depend on the number of restricted units that are outstanding and unvested and held by such individuals at the actual Effective Time. The following table does not capture vesting that would occur between December 31, 2021 and a potentially later Effective Time or attempt to forecast any grants, distributions or forfeitures following the date of this proxy statement. The number of outstanding restricted units has been increased for purposes of this table to reflect the aggregate reinvested distributions relating to Common Units subject to the awards since the grant dates, to which holders of outstanding restricted units are entitled pursuant to the terms of the awards.

	Number of Unvested Restricted Units (#)	Aggregate Value of Unvested Restricted Units ($)(1)
All officers of Teekay GP L.L.C., Teekay Gas Group Ltd. and Teekay Corporation, as a group (10 persons)	243,599.97	$4,141,199.49
(1)	Represents the sum of the number of Common Units subject to unvested restricted unit awards multiplied by $17.00.
Performance Bonus Arrangements
In January 2021, the Teekay Board granted special incentive awards to certain officers and other employees of Teekay Corporation and its subsidiaries who are involved in the Merger and related transactions, including, among others, the Chief Executive Officer and the Chief Financial Officer of the Service Provider. As of the Effective Time, each such incentive award that is outstanding immediately prior to the Effective Time will automatically become fully vested, cancelled and converted into the right to receive an amount in cash (a) based primarily upon the product of (i) the Merger Consideration and (ii) a specified number of Common Units designated in the awards or (b) designated in the award. Cash payments under such awards are expected to be approximately $5.8 million. For applicable officers and employees, a portion of such incentive bonus amounts were issued in lieu of a portion of annual long-term incentive awards by Teekay Corporation.
Severance Benefits
Executive officers of the Service Provider are entitled to severance benefits under their existing employment agreements if their employment terminates in certain circumstances. These circumstances include, among others, termination within 24 months after a change of control event (which would include the Merger), with such termination being either (a) without “cause” or (b) by the officer for “good reason” (as defined in the employment agreements). In either such event, the executive officer is entitled to a severance payment equal to the sum of (a) 30 months’ of the executive officer’s base salary as of the termination date plus (b) 30 months’ of the executive officer’s short-term incentive plan entitlement calculated at 100% of the target value. The executive officer will also receive a notional contribution to the executive officer’s supplemental retirement benefit plan for senior management in an amount equal to a percentage of the aggregate severance payment, provided the executive officer has reached a maximum contribution amount. The severance payment is contingent upon execution of an irrevocable general release of claims in favor of the Partnership and its affiliates.
Employment Agreements with Parent
It is anticipated that, in connection with the Merger, certain officers of the Service Provider will enter into employment agreements with Parent or its affiliates, pursuant to which, among other things, such individuals are expected to continue their employment following the Closing and may, in certain cases, receive increased compensation.
During 2020, the aggregate amount for which we reimbursed Teekay Corporation for compensation expenses of the Chief Executive Officer and Chief Financial Officer of the Service Provider (who are employees of Teekay Corporation subsidiaries), excluding any long-term incentive plan awards issued directly by the Partnership, was approximately $1.4 million.
Teekay Corporation Shareholdings
Certain directors and officers of our General Partner and the Service Provider are shareholders, or affiliates of shareholders, of Teekay Corporation, which will receive (in addition to the Merger Consideration pursuant to the Merger for Common Units owned by Teekay Corporation and its affiliates) from Parent or its affiliates:
•
a total of approximately $26.4 million, in cash, in connection with the GP Transfer at the Effective Time (which total purchase price is equivalent to $17.00 per Common Unit equivalent represented by our General Partner’s General Partner Interest in the Partnership, the same per unit amount as the per Common Unit Merger Consideration payable in connection with the Merger); and

•
if the Management Services Transfer is completed, approximately $3.34 million in exchange for the transfer to Opco of the contracts, personnel, assets and liabilities of Teekay Corporation’s restructured subsidiaries that provide certain services to the Partnership and Partnership subsidiaries and joint ventures.

Payment or Reimbursement of Costs
If the Merger is consummated, the Partnership will pay to or reimburse Teekay Corporation for approximately $11.3 million of costs relating to (a) the special incentive awards granted by Teekay Corporation described above under “—Performance Bonus Arrangements” and (b) a portion of the restructuring and other costs to be incurred by Teekay Corporation in connection with the Management Services Transfer. Under existing services agreements between the Services Companies and the Partnership and its subsidiaries, the Partnership would be required to reimburse Teekay Corporation a portion of the cost of the special incentive awards based on an allocation of the time that the recipients of such awards devoted to matters relating to the Partnership.
Conflicts Committee Fees
The Conflicts Committee is comprised of directors Richard D. Paterson (Chair) and Sylvia Barnes. The members of the Conflicts Committee may not be officers or employees of our General Partner or directors, officers or employees of its affiliates, may not be holders of any ownership interest in the Partnership or any of its subsidiaries other than Common Units and must meet the heightened NYSE and SEC director independence standards applicable to audit committee membership and certain other requirements.
On September 2, 2021, the GP Board authorized and empowered the Conflicts Committee to, among other things: review, evaluate and study certain offers and, subject to a determination by the GP Board of the final bidder, a transaction for 100% of the issued and outstanding Common Units and for Teekay Corporation’s limited liability interests in the General Partner and for equity interests in the Service Companies. The GP Board also authorized as fees to be paid to the Conflicts Committee members for such additional service a flat fee of $20,000 (plus an additional $5,000 for the Chair) and (2) a monthly fee of $15,000 commencing as of August 2021 and continuing until the execution of definitive agreements in connection with the transaction. In total, Mr. Paterson and Ms. Barnes will receive $56,500 and $51,500, respectively, for their service on the Conflicts Committee in connection with the Committee’s evaluation of such bids and potential transactions. This compensation of the Conflicts Committee members was not dependent on the Conflicts Committee’s or the GP Board’s recommendation or approval of the Merger Agreement, the Merger or any other transaction. This compensation is in addition to the annual compensation for Conflicts Committee service of $12,500 for the Chair and $7,500 for other members.
Indemnification Rights
The directors and officers of our General Partner and Service Provider will receive continued indemnification for their actions in such capacities after the Effective Time.
Closing and Effective Time of the Merger
The Closing will take place on the twelfth business day after the satisfaction or waiver (to the extent permitted by law) of the conditions to the obligations of the parties set forth in the Merger Agreement and described in “The Merger Agreement—Conditions to the Merger,” or at such other date as may be agreed to in writing by the Partnership and Parent, provided that the Merger Agreement provides that the Closing will not occur prior to December 31, 2021 absent waiver by the parties.
The Merger will become effective upon the filing of the certificate of merger with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands. As of the date of this proxy statement, we expect to complete the Merger on December 31, 2021, or shortly thereafter; however, consummation of the Merger is subject to the satisfaction or waiver (to the extent permitted by applicable law) of the conditions to the completion of the Merger more fully described in “The Merger Agreement—Conditions to the Merger,” including, among others, obtaining the Partnership Unitholder Approval and receipt of required regulatory approvals and third-party consents and approvals. We cannot specify when, or assure you that, the Partnership, our General Partner, Parent and Merger Sub will satisfy or waive all or any conditions to the Merger. There may be a substantial amount of time between the date of the Special Meeting and the consummation of the Merger and it is possible that factors outside the control of the Partnership, our General Partner or Parent could delay the consummation of the Merger, or prevent the Merger from being consummated. However, we expect to consummate the Merger promptly following the satisfaction or waiver of the conditions more fully described below in “The Merger Agreement—Conditions to the Merger”.
Anticipated Date of Completion of the Merger
Assuming timely satisfaction of necessary closing conditions, including, among others, obtaining the Partnership Unitholder Approval and of required regulatory approvals and third-party consents and approvals, we currently anticipate that the Merger will be completed on December 31, 2021, or shortly thereafter. However, the exact timing of completion of the Merger cannot be predicted in part because the Merger is subject to the closing conditions, each as described in “The Merger Agreement—Conditions to the Merger,” many of which are outside of our control.
Other Matters
If you hold your Common Units in certificated form, you should not return your certificate or send documents representing Common Units with the proxy card. If the Merger is completed, the exchange agent for the Merger will send you a letter of transmittal and instructions for exchanging your Common Units for the applicable Merger Consideration. If the Merger is completed and if your Common Units are held in book-entry form, the exchange agent will issue and deliver to you a check or wire transfer for your Common Units.
Delisting and Deregistration of Common Units
If the Merger is completed, our Common Units will be delisted from the NYSE and deregistered under the Exchange Act. Thereafter, we will no longer file periodic reports with the SEC on account of our Common Units. However, the Partnership will continue to be obligated to file periodic reports with the SEC on account of the outstanding Preferred Units.

No Appraisal Rights
Under the Marshall Islands Limited Partnership Act and the Partnership Agreement, there are no dissenters’ or appraisal rights for Common Unitholders in connection with the Merger or the transactions contemplated by the Merger Agreement.
Material U.S. Federal Income Tax Consequences of the Merger
The following is a general summary of certain material U.S. federal income tax considerations applicable to U.S. Holders (defined below) resulting from the receipt of Merger Consideration in exchange for Common Units pursuant to the Merger. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the Merger and, in particular, does not address any tax consequences arising under the alternative minimum tax, nor does it address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.
This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), legislative history, applicable U.S. Treasury Regulations (the “Treasury Regulations”), judicial authority and administrative interpretations, all as in effect on the date of this information statement, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.
This discussion is limited to Common Unitholders who hold their Common Units as capital assets for tax purposes. This discussion does not address tax considerations that may be important to a particular Common Unitholder in light of their individual circumstances, or to certain categories of Common Unitholders that may be subject to special tax rules, such as:
•	dealers in securities or currencies;
•	traders in securities that have elected the mark-to-market method of accounting for their securities;
•	persons whose functional currency is not the U.S. dollar;
•	persons holding our Common Units as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction;
•	certain U.S. expatriates;
•	persons who are not U.S. Holders;
•	financial institutions;
•	insurance companies;
•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our units being taken into account in an applicable financial statement;
•	persons that actually or under applicable constructive ownership rules own 10% or more of our units (by vote or value); and
•	entities that are tax-exempt for U.S. federal income tax purposes.
If the Common Unitholder is a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes), the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships holding our Common Units should consult their tax advisors to determine the appropriate tax treatment of the partnership’s ownership of our Common Units.
Classification as a Corporation
We have made an election on IRS Form 8832 to be treated as a corporation, instead of a partnership, for U.S. federal income tax purposes.
United States Federal Income Taxation of U.S. Holders
As used herein, the term U.S. Holder means a beneficial owner of our Common Units that is, for U.S. federal income tax purposes, (a) a U.S. citizen or U.S. resident alien, (b) a corporation or other entity taxable as a corporation that was created or organized under the laws of the United States, any state thereof or the District of Columbia, (c) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (d) a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
Treatment of Receipt of Merger Consideration in the Merger
The receipt of Merger Consideration in exchange for Common Units pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. Subject to the discussion of the “passive foreign investment company” (“PFIC”) rules below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of Merger Consideration received and such U.S. Holder’s tax basis in such U.S. Holder’s Common Units. Gain or loss recognized on such sale or other disposition generally will be long term capital gain or loss if, at the time of the Merger, the Common Units have been held for more than one year. Under current law, preferential rates may apply to long term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.
Certain non-corporate U.S. Holders are subject to a 3.8% tax on certain investment income, including capital gains from the sale or other disposition of Common Units. Non-corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their disposition of our Common Units.
Consequences of Possible PFIC Classification
Special, generally adverse, U.S. federal income tax consequences apply to U.S. taxpayers who hold interests in a PFIC as defined under Section 1297 of the Code for any tax year during which such U.S. Holder holds or held shares in the PFIC, unless certain elections are available and timely and effectively made. As discussed below, we do not expect to be a PFIC at the time of the Merger.
A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a PFIC, for such purposes in any taxable year in which, after taking into account the income and assets of the corporation and pursuant to a “look through” rule, any other corporation or partnership in which the corporation directly or indirectly owns at least 25% of the stock or equity interests (by value),either (a) at least 75% of its gross income is “passive income,” or (b) at least 50% of the average value of its assets is attributable to assets that produce or are held for the production of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business). By contrast, income derived from the performance of services does not constitute “passive income.”
There are legal uncertainties involved in determining whether the income derived from our and our look-through subsidiaries’ time-chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the United States Internal Revenue Service (“IRS”) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on the current composition of our and our look-through subsidiaries’ assets and operations, we intend to take the position that we are not now and have never been a PFIC. In addition, based on current business plans and financial expectations, we do not currently expect to be a PFIC during the current taxable year. The determination of whether any non-U.S. entity was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any non-U.S. entity will be a PFIC for any tax year depends on the assets and income of such entity over the course of each such tax year and, as a result, generally cannot be determined until the close of the tax year in question. Accordingly, there can be no assurance that the IRS will not challenge any determination made by us concerning its PFIC status or that this position would be sustained by a court if contested by the IRS, or that we would not constitute a PFIC if there were to be changes in our or our look-through subsidiaries’ assets, income or operations prior to the end of the current taxable year. Each U.S. Holder should consult its own tax advisors regarding our status under the PFIC rules.
As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder generally would be subject to different taxation rules depending on whether the U.S. Holder makes a timely and effective election to treat us as a “qualified electing fund.”
Effect of the PFIC Rules on the Treatment of Receipt of Merger Consideration in the Merger
With respect to a U.S. Holder that does not have a “qualified electing fund” (“QEF”) election in effect, as further described below, if we are a PFIC or were a PFIC at any time during a U.S. Holder’s holding period for the U.S. Holder’s Common Units, the default rules under Section 1291 of the Code will apply to gain recognized by the U.S. Holder upon receipt of the Merger Consideration in the Merger. Under Section 1291 of the Code, any gain recognized by a U.S. Holder upon receipt of the Merger Consideration in the Merger would be taxed as ordinary income.
A U.S. Holder with a timely QEF election in effect (an “Electing Holder”) is not subject to such rules under Section 1291 of the Code but generally is required to report the Electing Holder’s pro rata share of our ordinary earnings and net capital gain, if any, for each taxable year for which we are a PFIC that ends with or within the Electing Holder’s taxable year, regardless of whether or not the Electing Holder received distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates currently applicable to qualified dividend income. The Electing Holder’s adjusted tax basis in the Common Units would be increased to reflect taxed but undistributed earnings and profits. An Electing Holder generally will recognize capital gain or loss upon receipt of the Merger Consideration in the Merger as described above under the caption “Treatment of Receipt of Merger Consideration in the Merger.” A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions). A U.S. Holder’s QEF election will not be effective unless we annually provide the U.S. Holder with certain information concerning our income and gain, calculated in accordance with the Code, to be included with the U.S. Holder’s U.S. federal income tax return. We do not have current plans to provide such information in the current taxable year to U.S. Holders. Accordingly, U.S. Holders will not be able to make an effective QEF election at this time. If, contrary to our expectations, we determine that we are or will be a PFIC for the current taxable year, we expect we will provide U.S. Holders with the information necessary to make an effective QEF election with respect to our Common Units. However, there can be no assurance that we will provide such information.
U.S. Holders are urged to consult their tax advisors regarding the PFIC rules, including the PFIC annual reporting requirements, as well as the applicability, availability and advisability of, and procedure for, making QEF or other available elections with respect to us or our Common Units.
Backup Withholding and Information Reporting
The receipt of Merger Consideration in the Merger may be subject, under certain circumstances, to information reporting and backup withholding (currently at a rate of 24%). To avoid backup withholding, a U.S. Holder that does not otherwise establish an exemption should complete and return an IRS Form W-9, certifying under penalties of perjury that such U.S. holder is a “United States person” (within the meaning of the Code), that the taxpayer identification number provided is correct and that such U.S. Holder is not subject to backup withholding.
Any amount withheld under the backup withholding rules will be allowed as a refund or credit against the U.S. federal income tax liability of U.S. Holder, provided the required information is timely furnished to the IRS. The IRS may impose a penalty upon a U.S. Holder that fails to provide the correct taxpayer identification number.
THE GENERAL SUMMARY SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY AND DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO PARTICULAR HOLDERS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATIONS, ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES OF THE MERGER APPLICABLE TO THEM, INCLUDING THE EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, OR NON-U.S. TAX LAWS.

Marshall Islands Tax Consequences of the Merger
The exchange of Common Units for Merger Consideration pursuant to the Merger by Common Unitholders that are not residents or citizens of, and do not maintain offices in or engage in business, transactions or operations in, the Republic of the Marshall Islands will not be subject to tax in the Republic of the Marshall Islands.
Material Canadian Federal Income Tax Considerations
The following is a summary of the material Canadian federal income tax considerations under the Income Tax Act (Canada) (“Canada Tax Act”) applicable to holders of Common Units who, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (“Canada-U.S. Treaty”), are at all relevant times resident in the United States and entitled to all of the benefits of the Canada-U.S. Treaty and who deal at arm’s length with us, Teekay Corporation and Parent (“U.S. Resident Holders”). This summary takes into account all proposed amendments to the Canada Tax Act and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that such proposed amendments will be enacted substantially as proposed. However, no assurance can be given that such proposed amendments will be enacted in the form proposed or at all.
Teekay LNG Partners L.P. is considered to be a partnership under the Canada Tax Act and therefore not a taxable entity for Canadian federal income tax purposes.
A U.S. Resident Holder will not be liable to tax under the Canada Tax Act on any income or gain from the sale or other disposition of such U.S. Resident Holder’s Common Units in exchange for Merger Consideration pursuant to the Merger, provided that, for purposes of the Canada-U.S. Treaty, such Common Units do not, and did not at any time in the twelve-month period preceding the Effective Time, form party of the business property of a permanent establishment in Canada for purposes of the Canada-U.S. Treaty of such U.S. Resident Holder.
In addition, we believe that the activities and affairs of Teekay LNG Partners L.P. are conducted in such a manner that Teekay Partners L.P. is not carrying on business in Canada and that U.S. Resident Holders should not be considered to be carrying on business in Canada for purposes of the Canada Tax Act or the Canada-U.S. Treaty solely by reason of the holding or disposition of our Common Units. We intend that this is and continues to be the case through to the Merger and we understand that Parent intends that this will continue to be the case for the remainder of the calendar year following the Merger, notwithstanding that Teekay Shipping Limited (a subsidiary of Teekay Corporation that is a non-resident of Canada) and Teekay Gas Group Ltd. (an indirect subsidiary of Teekay LNG Partners L.P. that is a non-resident of Canada) provide certain services to Teekay LNG Partners L.P. and obtain some or all such services under subcontracts with Canadian service providers. There can, however, be no assurance that the relevant Canadian tax law will not change or that Canadian taxation authorities will not take a different view than we have of the current law. If Teekay LNG Partners L.P. were considered to carry on business in Canada for purposes of the Canada Tax Act: (i) U.S. Resident Holders would be considered to be carrying on business in Canada and may be required to file Canadian tax returns, and (ii) subject to any relief provided under the Canada-U.S. Treaty, such holders may be subject to taxation in Canada on income or gains allocated to them for Canadian income tax purposes in respect of their units.
HOLDERS OF COMMON UNITS SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE CANADIAN TAX CONSEQUENCES OF THE MERGER APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.
Governmental and Regulatory Approvals
Pursuant to the terms of the Merger Agreement, each party to Merger Agreement will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate the Merger and the other transactions contemplated by the Merger Agreement as promptly as practicable, including, among other things, (a)(i) preparing and filing all necessary or advisable applications, notices, petitions, filings and other documents required to be prepared or filed by such party and (ii) using its reasonable best efforts to obtain as promptly as practicable and advisable and in any event prior to June 30, 2022 all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations necessary or advisable to be obtained by such party from any government entity (including under certain antitrust, competition or trade regulation laws or any foreign direct investment laws) in order to consummate the Merger or any of such other transactions and (b) cooperating with the other party required to file such applications, notices, petitions, filings and other documents by using its reasonable best efforts to take all steps as may be necessary in connection therewith, including providing all necessary information and assistance reasonably requested by such party.
In connection with the Merger, the Partnership intends to make all required filings under the Exchange Act, as well as any required filings with the NYSE and the Registrar of Corporations of the Republic of the Marshall Islands.
Under the Spanish FDI Law, prior approval is required from the Council of Ministers to certain acquisitions of Spanish companies by investors who are non-resident in the European Union or in the European Free Trade Association (EFTA). As the Partnership’s indirect wholly-owned subsidiary, Teekay Spain SL, is subject to the Spanish FDI Law, prior authorization will be required before the Closing.

THE MERGER AGREEMENT
The following section describes material terms and provisions of the Merger Agreement. The descriptions of the Merger Agreement in this section and elsewhere in this proxy statement are not complete and are qualified in their entirety by reference to the complete text of the Merger Agreement, a copy of which is attached to this proxy statement as Annex A and is incorporated by reference into this proxy statement. We encourage you to read the Merger Agreement carefully and in its entirety because this summary may not contain all the information about the Merger Agreement and the Merger that is important to you. The rights and obligations of the parties are governed by the express terms of the Merger Agreement and not by this section or any other information contained in this proxy statement. This section is not intended to provide you with any factual information about us. That information can be found elsewhere in this proxy statement and in the public filings we make with the SEC, as described in “Where You Can Find More Information.” Capitalized terms in this section but not defined in this proxy statement have the meaning ascribed to such terms in the Merger Agreement.
Explanatory Note Regarding the Merger Agreement
The following summary of the Merger Agreement, and the copy of the Merger Agreement attached as Annex A to this proxy statement, are intended to provide information regarding the terms of the Merger Agreement and are not intended to provide any factual information about the Partnership or modify or supplement any factual disclosures about the Partnership in its public reports filed with the SEC. The representations, warranties, covenants and agreements described in this section and made in the Merger Agreement by the Partnership, our General Partner, Parent and/or Merger Sub: (i) were made only for purposes of the Merger Agreement and as of specific dates; (ii) were made solely for the benefit of the parties to the Merger Agreement; and (iii) may be qualified and subject to important qualifications, limitations and supplemental information agreed to by the parties to the Merger Agreement in connection with negotiating the terms of the Merger Agreement. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to reports and documents filed with or furnished to the SEC and, in some cases, were qualified by matters disclosed to Parent and Merger Sub by the Partnership in the Partnership Disclosure Letter, which disclosures were not reflected in the Merger Agreement. In addition, the representations and warranties may have been included in the Merger Agreement for the purposes of allocating contractual risk between the parties to the Merger Agreement, rather than to establish matters as facts, and may be subject to standards of materiality applicable to such parties that differ from those applicable to investors. Common Unitholders are not third-party beneficiaries under the Merger Agreement (other than to enforce payment of the applicable Merger Consideration after the Effective Time) and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the Partnership, our General Partner, Parent or Merger Sub or any of their respective affiliates or businesses. In addition, information concerning the subject matter of the representations and warranties may have changed after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Partnership’s public disclosures, and such representations and warranties do not purport to be accurate as of the date of this proxy statement. Accordingly, you should not rely on such representations and warranties as characterizations of the actual state of facts at the time they were made or as of the date of this proxy statement. In addition, you should not rely on the covenants in the Merger Agreement as actual limitations on the respective businesses of the Partnership, our General Partner, Parent and/or Merger Sub because the parties may take certain actions that are either expressly permitted in the Partnership Disclosure Letter delivered by the Partnership in connection with the execution of the Merger Agreement or as otherwise consented to by the appropriate party, which consent may be given without prior notice to the public. The Merger Agreement is described below, and included as Annex A to this proxy statement, only to provide you with information regarding its terms and conditions, and not to provide you with any other factual information regarding the Partnership, our General Partner, Parent or Merger Sub or their respective businesses or affiliates. Accordingly, the representations, warranties, covenants and other agreements in the Merger Agreement should not be read alone and should be read in conjunction with the information provided elsewhere in this proxy statement and in our periodic reports, and other documents filed with or furnished to the SEC regarding us and our business. For additional information, please see to “The Special Meeting—Questions and Additional Information.”
Additional information about us may be found elsewhere in this proxy statement and our other public filings. Please see “The Special Meeting—Questions and Additional Information” and “Where You Can Find More Information.”

Form and Effects of the Merger
Upon the terms and subject to the satisfaction or waiver of the conditions of the Merger Agreement, if the Merger is completed, the Merger Agreement provides that, at the Effective Time, Merger Sub will merge with and into the Partnership and the separate corporate existence of Merger Sub will cease. The Partnership will be the surviving entity of the Merger and will continue its existence as a Marshall Islands limited partnership after the Merger, and all the rights, privileges, immunities, powers, purposes, property and assets of each of Merger Sub and the Partnership will become the rights, privileges, immunities, powers, purposes, property and assets of the surviving entity, and all liabilities, obligations and penalties of each of the Partnership and Merger Sub shall become the debts, liabilities and duties of the surviving entity.
The surviving entity will be a wholly-owned subsidiary of Parent, and the current holders of Common Units of the Partnership will cease to have any ownership interest in the surviving entity or rights as our Common Unitholders. Therefore, our current Common Unitholders will not participate in any future earnings or growth of the surviving entity and will not benefit from any appreciation in value of the surviving entity that could be realized as a result of improvements to the surviving entity’s operations or otherwise.
The certificate of a limited partnership and Partnership Agreement of the Partnership will remain unchanged and will be the certificate of a limited partnership and partnership agreement, respectively, of the surviving entity until thereafter amended as provided by applicable laws.
Following the completion of the Merger, the Partnership’s Common Units will no longer be publicly traded and will be delisted from NYSE. In addition, the Partnership’s Common Units will be deregistered under the Exchange Act, and the Partnership will no longer file or furnish periodic or other reports with or to the SEC with respect to the Common Units. The Preferred Units will not be changed in the Merger and will remain outstanding immediately thereafter. The Preferred Units will continue to be listed on the NYSE and registered under the Exchange Act, and the Partnership will continue to file or furnish periodic or other reports with or to the SEC with respect thereto.
Closing and Effective Time of the Merger
The Closing of the Merger will take place on the twelfth business day after the satisfaction or waiver (to the extent permitted by law) of the conditions to the obligations of the parties set forth in the Merger Agreement and described in “The Merger Agreement—Conditions to the Merger,” or at such other date as may be agreed to in writing by the Partnership and Parent, provided that the Closing will not occur prior to December 31, 2021 absent waiver by the parties and not later than June 30, 2022.
The Merger will become effective upon the filing of the certificate of merger with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands. We expect to complete the Merger as promptly as practicable after our Common Unitholders approve the Merger Agreement and the Merger and following the satisfaction or waiver (to the extent permitted by applicable law) of the other closing conditions to the Merger, as described below under the caption “—Conditions to the Merger”). As of the date of this proxy statement, we expect to complete the Merger on December 31, 2021, or shortly thereafter; however, consummation of the Merger is subject to the satisfaction or waiver (to the extent permitted by applicable law) of the conditions to the completion of the Merger, more fully described below under the caption “—Conditions to the Merger,” and we cannot specify when, or assure you that, the Partnership, our General Partner, Parent and Merger Sub will satisfy or waive all or any conditions to the Merger. There may be a substantial amount of time between the date of the Special Meeting and the consummation of the Merger and it is possible that factors outside the control of the Partnership, our General Partner or Parent could delay the consummation of the Merger, or prevent the Merger from being consummated.
Merger Consideration
Effect of the Merger on the Partnership’s Common Units
Each Common Unit issued and outstanding immediately prior to the Effective Time (excluding any Excluded Units), will be converted into the right to receive cash in an amount equal to $17.00 per Common Unit, in cash, without interest, subject to deductions of any applicable withholding taxes, for an aggregate payment by Parent of approximately $1.5 billion for all of the Common Units (excluding any Excluded Units) inclusive of the 1,555,061 Partnership Common Unit-equivalent economic ownership interest represented by the General Partner Interest in the Partnership and of certain incentive awards. Each such Common Unit will automatically be canceled and cease to be outstanding when converted. All Excluded Units will automatically be cancelled and no consideration will be received therefor.

If, prior to the Effective Time, there is any change in the number of outstanding Common Units or securities convertible or exchangeable into Common Units by reason of any reclassification, recapitalization, stock split (including reverse stock split), stock dividend or combination, exchange, readjustment or similar transaction, then the Merger Consideration on a per unit basis will be appropriately adjusted, except as the Merger Agreement may otherwise provide.
Treatment of Preferred Units
Each of our Preferred Units issued and outstanding immediately prior to the Effective Time will continue to be outstanding immediately following the Merger, and no consideration will be delivered in respect thereof. The vote of the holders of our Preferred Units is not required to approve any of the proposals at the Special Meeting and is not being solicited.
Treatment of Incentive Equity Awards
As of the Effective Time, each incentive equity award that is outstanding immediately prior to the Effective Time will, whether or not vested, automatically become fully vested, cancelled and converted into the right to receive, and the Partnership shall pay to each former holder of any such incentive equity award, with respect to each incentive equity award, an amount in cash equal to the product of (i) the Merger Consideration and (ii) the number of Common Units subject to such incentive equity award held by such holder, less applicable withholding taxes.
Treatment of Other Interests
All of the shares of common stock of Merger Sub outstanding immediately prior to the Effective Time will be automatically converted into limited partner interests in the Partnership, representing the sole limited partner interests of the Partnership other than the Preferred Units. At the Effective Time, all limited partners of the Partnership immediately prior to the Effective Time (other than holders of Preferred Units), will cease to be limited partners of the Partnership and Parent will be the sole limited partner of the Partnership (other than holders of Preferred Units).
The general partnership interest of the Partnership issued and outstanding immediately prior to the Effective Time will remain outstanding in the surviving entity in the form set forth in the Partnership Agreement, and our General Partner, as the holder of such interest, will continue as the sole general partner of the surviving entity as set forth in the Partnership Agreement.
Rights as Unitholders
At the Effective Time, each holder of a certificate representing Common Units, and each holder of non-certificated Common Units represented by book-entry, will cease to be a limited partner of the Partnership and cease to have any rights as unitholders of the Partnership, except the right to receive the Merger Consideration as described above. In addition, holders as of the relevant record date of Common Units outstanding immediately prior to the Effective Time will have continued rights to any distribution, without interest, with respect to such Common Units, with a record date occurring prior to the Effective Time that may have been declared or made by Partnership with respect to such Common Units in accordance with the terms of the Partnership Agreement and the Merger Agreement and which remains unpaid as of the Effective Time (a “Regular Distribution”). Such Regular Distributions by the Partnership are not part of the Merger Consideration, and will be paid to such unitholders whether or not they exchange their Common Units, for Merger Consideration.
Exchange and Payment Procedures
Prior to the Effective Time, Parent will appoint a commercial bank or trust company reasonably acceptable to the Partnership to act as exchange agent for the purpose of exchanging Common Units for the Merger Consideration as required by the Merger Agreement. On the Closing Date, promptly after the Effective Time, Parent will deposit, or cause to be deposited, with the exchange agent an amount in cash for the benefit of the holders of the applicable Common Units as required by the Merger Agreement.
Within two business days after the Effective Time, Parent will instruct the exchange agent to mail or otherwise deliver to each record holder of Common Units as of the Effective Time (other than holders of Excluded Units and other than any holders of non-certificated Common Units, represented by book-entry (“Book-Entry Units”)) (i) a letter of transmittal in customary form and (ii) instructions in customary form for use in effecting the surrender of the Common Unit certificates in exchange for the Merger Consideration payable in respect of Common Units represented by such certificates. Promptly after the Effective Time, upon surrender of Common Unit certificates, if any, for cancellation to the exchange agent, together with properly completed and duly executed letters of transmittal and such other documents as may be reasonably required, each holder who held Common Units immediately prior to the Effective Time (other than holders of Excluded Units) will be entitled to receive upon surrender of their certificates a check in an amount equal to the aggregate amount of cash that such holder has the right to receive pursuant to the Merger Agreement with respect to such Common Units. Holders of Book-Entry Units, if any, will automatically upon the Effective Time be entitled to receive such a check without being required to deliver an executed letter of transmittal to the exchange agent (unless a customary letter of transmittal is reasonably requested by Parent).
After the Effective Time, certificates that have not been surrendered will be deemed to represent only the right to receive the Merger Consideration upon their delivery and surrender, payable in respect of Common Units, and any cash or distributions to which such holder is entitled pursuant to the Merger Agreement. Interest will not be paid or accrued on any Merger Consideration or Regular Distribution.
Merger Consideration issued upon conversion of a Common Unit or incentive equity award in accordance with the terms of the Merger Agreement and any declared distributions to be paid on Common Units will be deemed to have been issued in full satisfaction of all rights pertaining to such Common Unit.
At the Effective Time, we will close our Common Unit transfer books. After our Common Unit transfer books are closed, there will be no transfer of Common Units that were outstanding immediately prior to the Effective Time on the Common Unit transfer books of the Partnership.
Any portion of the amounts deposited with the exchange agent that remains undistributed to the holders of Common Units after 180 days following the Effective Time will be delivered to Parent upon demand by Parent and, after such delivery, any former holders of Common Units who have not exchanged their units for Merger Consideration will look only to Parent for payment of such Merger Consideration, without any interest. Any portion of the Merger Consideration or other cash amounts to be paid in accordance with the Merger Agreement that remains undistributed as of the third anniversary of the Effective Time (or immediately prior to such earlier date on which the Merger Consideration or such cash would otherwise escheat to or become the property of any governmental entity), will become the property of Parent or an affiliate thereof designated by Parent, free and clear of all claims or interest of any person previously entitled thereto, to the extent permitted by applicable law.
Representations and Warranties
In the Merger Agreement, the Partnership has made customary representations and warranties to Parent that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement and the matters contained in the Partnership Disclosure Letter delivered by the Partnership in connection with the Merger Agreement. These representations and warranties relate to, among other things:
•
partnership or corporate matters related to the Partnership, its subsidiaries, and the Partnership joint ventures, such as due organization, valid existence, good standing, limited partnership or corporate power and authority to carry on business as presently conducted, and effectiveness of the Partnership’s governing documents;

•	the capital structure of the Partnership, its subsidiaries, and certain related commitments and obligations;
•	entity power and authority of the Partnership and the General Partner to enter into the Merger Agreement and of the Partnership to consummate the transactions contemplated by the Merger Agreement;
•	the due execution and delivery by, and enforceability of the Merger Agreement against, the Partnership and the General Partner;
•	governmental authorizations, consents and approvals required under applicable law to execute and deliver the Merger Agreement or consummate the Merger;
•
the absence of violations or breaches of, or defaults or changes of control under, or any termination, modification, cancellation or acceleration of any material obligation or loss of a material benefit under certain material contracts of the Partnership or a subsidiary of the Partnership or of Partnership joint ventures;

•
the absence of any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or right of termination, modification, cancellation or acceleration of any material obligation or to the loss of a material benefit under certain material contracts, loans and other instruments;

•	the absence of any conflict or violation of any provision of the Partnership’s governing documents or any of the organizational documents of any Partnership subsidiary or Partnership joint venture;
•	the Partnership’s filings with and other documents furnished to the SEC since January 1, 2018 and the financial statements included or incorporated by reference therein;
•	the Partnership’s disclosure controls and procedures and internal controls over financial reporting;
•	the absence of undisclosed liabilities;
•	compliance with applicable laws, listing and corporate governance rules, regulations and permits;
•	environmental matters and compliance with environmental laws by General Partner, the Partnership, its subsidiaries and each Partnership joint venture;
•	employee benefits matters;
•	the absence of certain changes or events;
•	the absence of certain governmental investigations and reviews;
•	the absence of certain claims, actions, suits or other proceedings;
•	tax matters;
•	labor and employment matters;
•	intellectual property;
•	data privacy and cybersecurity;
•	real property and tangible property;
•	maritime matters, including the accuracy of information provided about vessels and compliance with maritime guidelines and laws;
•	the opinions of Houlihan Lokey and Morgan Stanley with respect to the fairness of the Merger Consideration;
•	the approvals and consents required for the approval of the Merger Agreement and the Merger;
•	the inapplicability of state takeover statutes or regulations;
•	material contracts of the Partnership, its subsidiaries, the General Partner and the Partnership joint ventures;
•	insurance matters;
•	brokers and transaction-related fees and expenses;
•	anti-corruption and sanction matters;
•	material suppliers of the Partnership and its subsidiaries;
•	certain affiliate transactions;
•	the completeness and accuracy of the information contained or incorporated by reference in this proxy statement;
•
the absence of any payment to or liability incurred by the Partnership, its subsidiaries or any Partnership joint venture in connection with the CARES Act or other government-sponsored relief programs related to COVID-19; and

•	an acknowledgment that the only representations and warranties are those set forth in the Merger Agreement.

In the Merger Agreement, Parent and Merger Sub have made customary representations and warranties to the Partnership that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement. These representations and warranties relate to, among other things:
•
corporate matters related to Parent and Merger Sub, such as due organization, valid existence, good standing, corporate power and authority to carry on business as presently conducted, and effectiveness of Parent’s governing documents;

•	corporate power and authority to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement;
•	the due execution and delivery by, and the enforceability of the Merger Agreement against, Parent and Merger Sub;
•	governmental authorizations, consents and approvals required in connection with the Merger;
•
the absence of violations or breaches of, or defaults or changes of control under, or any termination, modification, cancellation or acceleration of any material obligation or loss of a material benefit under certain material contracts, loans and other instruments of Parent or any of Parent’s subsidiaries, and conflicts with or violations of the organizational documents of Parent or Merger Sub or applicable laws;

•	brokers and transaction-related fees and expenses;
•	the operation and ownership of Merger Sub;
•	certain regulatory matters;
•
the availability of funds to satisfy certain obligations of Parent and Merger Sub under the Merger Agreement and in connection with the consummation of the transactions contemplated by the Merger Agreement;

•	independent investigation by Parent and Merger Sub of the Partnership and its subsidiaries;
•	non-reliance on certain estimates, projections and other forecasts for the business of the Partnership and its subsidiaries and certain plan and budget information; and
•	an acknowledgment that the only representations and warranties are those set forth in the Merger Agreement.
Adverse Impact and Material Adverse Effect Definitions
Many of the representations and warranties made by the Partnership to Parent and Merger Sub in the Merger Agreement are qualified by what is material or what may cause a Partnership Adverse Impact or a Partnership Material Adverse Effect.
For purposes of the Merger Agreement, a “Partnership Adverse Impact” means any change, effect, development, circumstance, condition, state of facts, event or occurrence (each an “Effect”) that, individually or in the aggregate, (i) is or would reasonably be expected to be materially adverse to the Partnership and the Partnership Subsidiaries (including their respective interest in the Partnership joint ventures), taken as a whole, or (ii) would, or would reasonably be expected to, prevent, materially impair or materially delay the Partnership or any Partnership Subsidiary or Partnership joint venture from complying with its respective material obligations hereunder or the consummation of the Merger and the transactions contemplated thereby (the “Transactions”).
For purposes of the Merger Agreement, a “Partnership Material Adverse Effect” means any Effect that, individually or in the aggregate (i) has or would reasonably be expected to have a material adverse effect on the assets, liabilities, business, results of operations or financial condition of the Partnership, its subsidiaries, and the Partnership joint ventures, taken as a whole, or (ii) would, or would reasonably be expected to, prevent, materially impair or materially delay the Partnership or any of its subsidiaries or any Partnership joint venture from complying with its respective obligations under the Merger Agreement or the consummation of the Transactions; provided, however, that solely for purposes of clause (i), no Effects to the extent resulting or arising from the following, either alone or in combination, shall be deemed to constitute a Partnership Material Adverse Effect or shall be taken into account when determining whether a Partnership Material Adverse Effect exists or has occurred or is reasonably likely to exist or occur: (a) any changes after October 4, 2021 in general United States or global economic conditions,

(b) general conditions (or changes after October 4, 2021 therein) in any industry or industries in which Partnership operates (including changes after October 4, 2021 in commodity prices or general market prices affecting the shipping industry generally), (c) general legal, tax, economic, political and/or regulatory conditions (or changes after October 4, 2021 therein), including any changes after October 4, 2021 affecting financial, credit or capital market conditions, (d) any change or prospective changes occurring after October 4, 2021 in GAAP or interpretation thereof, (e) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable law of and by any governmental entity occurring after October 4, 2021 (including with respect to taxes), (f) changes occurring after October 4, 2021 in the price of the Partnership’s Common Units, in and of itself (it being understood that the Effects giving rise or contributing to such changes that are not otherwise excluded from the definition of a “Partnership Material Adverse Effect” may be taken into account), (g) any failure by Partnership to meet any internal or published projections, estimates or expectations of the Partnership’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Partnership to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the Effects giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Partnership Material Adverse Effect” may be taken into account), (h) Effects arising out of changes after October 4, 2021 in geopolitical conditions, acts of terrorism, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, acts of God, epidemics, pandemics (including COVID-19) or other similar force majeure events, including any material worsening of such conditions threatened or existing as of October 4, 2021 (except for any damage or destruction of any of property or assets of the General Partner, the Partnership, any Partnership subsidiary or any Partnership joint venture resulting therefrom), (i) the negotiation, public announcement or pendency of the Transactions, including the impact of any of the foregoing on the relationships, contractual or otherwise, of the Partnership with customers, suppliers, service providers, employees, governmental entities, unitholders or any other persons having a relationship with the Partnership and including any resulting litigation or, (j) any COVID-19 Measure, except, (x) in the case of clauses (a) — (e), (h) or (j), to the extent the Partnership and its subsidiaries, taken as a whole, are disproportionately impacted thereby relative to other entities operating in the same industry or industries in which Partnership and the Partnership’s subsidiaries operate (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Partnership Material Adverse Effect) and (y) in the case of clauses (g) and (i) shall not apply with respect to any representation or warranty (and, solely to the extent related thereto, certain conditions set forth in the Merger Agreement) to the extent that the purpose of such representation or warranty is intended to address the consequences resulting from the negotiation, execution, public announcement, pendency or consummation of the Transactions.
Some of the representations and warranties made by Parent and Merger Sub to the Partnership in the Merger Agreement are qualified by what is material or what may cause a Parent Material Adverse Effect. For purposes of the Merger Agreement, a “Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, would, or would reasonably be expected to, prevent, materially impair or materially delay Parent or Merger Sub from complying with its respective material obligations under the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement.
Conduct of Business Pending the Merger
We have agreed in the Merger Agreement that, until the earlier of the Effective Time and the time, if any, at which the Merger Agreement is terminated in accordance with its terms, except (i) as set forth in the Partnership Disclosure Letter, (ii) as any other provision of the Merger Agreement expressly requires, (iii) as required by applicable law (including any COVID-19 Measure), (iv) certain actions intended to protect the health and safety of employees, consultants, customers, suppliers and others having business dealings with the Partnership or to respond to third-party supply or service or employment disruption in response to COVID-19 or any worsening, resurgence or variation thereof or effects arising therefrom, but solely to the extent supported by documentation, information, data or other evidence reasonably substantiating the necessity or appropriateness of such actions, or (v) as consented to in writing by Parent, the Partnership will, and the Partnership and the General Partner will cause each Partnership subsidiary and joint venture to conduct its business in the ordinary course of business consistent with past practice, and use our commercially reasonable efforts to, among other things:
•
operate the Partnership’s vessels (a) in a customary manner consistent with past practice in accordance with certain requirements and safety management systems, (b) in accordance with the requirements of the class and flag state of each of the Partnership vessels and the applicable manager’s safety management systems and (c) in compliance with the requirements of port states with which each Partnership vessel trades;

•	subject to certain limitations, maintain the Partnership’s vessels in class and good condition;
•
continue to identify areas for improvement with respect to its policies and procedures surrounding ethical conduct and anti-corruption compliance, and implement any additional remedial measures reasonably designed to address any such areas of improvement identified; and

•
preserve intact its and their present business organizations and assets and preserve its and their present relationships with governmental entities and with customers, suppliers, third-party managers, employees and other persons with whom it and they have material business relations.

In addition, until the earlier of the Effective Time and the time, if any, at which the Merger Agreement is terminated in accordance with its terms, except (i) as set forth in the Partnership Disclosure Letter to the Merger Agreement, (ii) as any other provision of the Merger Agreement expressly requires, (iii) as required by applicable law (including any COVID-19 Measure), (iv) certain actions intended to protect the health and safety of employees, consultants, customers, suppliers and others having business dealings with the Partnership or to respond to third-party supply or service or employment disruption in response to COVID-19 or any worsening, resurgence or variation thereof or effects arising therefrom, or (v) to the extent consented to in writing by Parent (which consent cannot be unreasonably withheld, delayed or conditioned), the Partnership will not, and the Partnership and the General Partner will not permit the Partnership’s subsidiaries or any Partnership joint venture to:
•
make or declare dividends or distributions to the holders of our Common Units or in respect of the General Partner Interest owned by the General Partner or the Preferred Units, other than certain distributions in the ordinary course of business consistent with past practices, including (i) ordinary cash distributions not in excess of $0.2875 per Common Unit or (ii) ordinary cash distributions not in excess of the customary distributions in respect of the Preferred Units outstanding;

•
issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional equity (except in connection with the exercise of any equity incentive awards outstanding on October 4, 2021) or any additional rights relating to certain securities and contractual obligations or enter into any agreement with respect to the foregoing;

•
split, combine or reclassify any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity interests, or repurchase, redeem or otherwise acquire, or permit any of the Partnership’s subsidiaries or joint ventures to purchase, redeem or otherwise acquire any membership, partnership or other equity interests or rights relating to certain securities and contractual obligations;

•	subject to certain exceptions or as required by the terms of a Partnership benefit plan in effect on the date of the Merger Agreement or applicable law:
○	amend any performance targets with respect to any outstanding bonus, equity or other awards;
○
increase the compensation or benefits payable, or to become payable, to any of its current, former or prospective directors, officers, employees or individual independent contractors, other than increases in base salaries and target cash incentive compensation applicable to current employees of the Partnership, subject to certain exceptions with respect to certain of the Partnership’s senior officers;

○
grant to any of its current or former directors, officers, employees or individual independent contractors any increase in severance, transaction, retention, change-in-control, retirement or termination pay;

○
pay or award, or commit to pay or award, any bonuses or incentive compensation, other than (a) with respect to certain new hires and promoted employees, to the extent provided to similarly situated employees under Partnership benefit plans in the ordinary course of business (excluding any non-equity-based long-term incentive awards and any equity or equity-based awards), (b) year-end bonuses or short-term incentive compensation (excluding any non-equity-based long-term incentive awards and any equity or equity-based awards) at times and in amounts in the ordinary course of business consistent with past practice, or (c) bonuses or incentive compensation which an employee is contractually entitled to receive;

○	enter into any employment, severance, change in control or retention agreement with any of its current, former or prospective directors, officers, employees or individual independent contractors;
○
establish, adopt, enter into, amend or terminate any collective bargaining agreement (or other material contract with any labor organization, works council or employee representative body), Partnership benefit plan or any plan, program, agreement or arrangement what would be a Partnership benefit plan if in effect as of the date of the Merger Agreement;

○
take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any of its current, former or prospective directors, officers, employees or individual independent contractors;

○	take any action to accelerate the vesting and/or exercisability of any incentive equity award;
○	terminate the employment of any certain senior officers of the Partnership, other than for cause;
○	hire or promote any employee other than hires or promotions in the ordinary course of business with an annual base salary below $200,000; or
○	amend the funding obligation or contribution rate of any Partnership benefit plan or change any underlying assumptions used to calculate benefits payable under any Partnership benefit plan.
•
make any material change in financial accounting policies, principles, practices or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, applicable law or SEC policy;

•
authorize or announce an intention to authorize (except in connection with a Partnership Change of Recommendation in order to accept a Partnership Superior Proposal in accordance with the terms of the Merger Agreement), or enter into agreements providing for, or consummate, any acquisitions of an equity interest in or a substantial portion of the assets of any person or any business or division thereof, in each case whether by merger, consolidation, business combination, acquisition of equity or assets, license or formation of a joint venture or otherwise or make a capital investment in any person, except in the ordinary course of business consistent with past practices for transactions between the Partnership and a Partnership subsidiary or Partnership joint venture between wholly such persons;

•	enter into any new material line of business or form or enter into a material partnership, joint venture, strategic alliance or similar arrangement with a third party;
•	amend the Partnership’s governing documents or permit any Partnership subsidiary or Partnership joint venture to adopt any amendments to its governing documents;
•
redeem, repurchase, prepay, repay, defease, incur, issue, assume, endorse, guarantee or otherwise become liable for or modify in any material respect the terms of any indebtedness or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except, as set forth in the Merger Agreement, with respect to:

○	repayment of certain Norwegian Kroner-denominated bonds;
○	repayment of any indebtedness for borrowed money among the Partnership and any Partnership subsidiary or joint venture;
○
issuance of certain guarantees by the Partnership of indebtedness for borrowed money or certain guarantees by a Partnership subsidiary or Partnership joint venture of indebtedness for borrowed money of the Partnership or any wholly owned Partnership subsidiary;

○	repayments of certain of the Partnership’s revolving credit facilities that do not decrease the aggregate amount of borrowings available thereunder;
○	drawdowns of certain of the Partnership’s revolving credit facilities in the ordinary course of business that will be repaid as of or prior to the Closing, other than drawdowns that remain unpaid;
○	drawdowns of certain of the Partnership’s revolving credit facilities in compliance with specified provisions of the Merger Agreement for the purpose of permanently repaying or refinancing other debt;

○
upon prior approval from Parent (not to be unreasonably withheld) including with respect to the use of proceeds thereof, issuance of unsecured Norwegian Kroner-denominated bonds in the aggregate amount of up to the $125 million;

○	payments for the amortization of principal required by the terms of such indebtedness;
○	repayment of interest rate swap contracts in the ordinary course of business; and
○
refinancings of any indebtedness under certain existing debt agreements, excluding with the use of any proceeds of certain of the Partnership’s revolving credit facilities, permitted pursuant to specified terms of the Merger Agreement.

•
waive, cancel, forgive, release, settle or assign any material indebtedness (other than indebtedness solely among the Partnership, or any Partnership subsidiary or Partnership joint venture) owed to the Partnership or a Partnership subsidiary or Partnership joint venture or any material claims held by the Partnership or any Partnership subsidiary or Partnership joint venture against any person;

•	grant any new material refunds, credits, rebates or allowances to any customers;
•	make any loans to any other person, except for loans among the Partnership and any Partnership subsidiary or Partnership joint venture;
•
sell, lease, license, transfer, exchange, swap or otherwise abandon or dispose of, or subject to any lien (other than certain permitted liens), any Partnership vessel or any of its other material properties or assets (including Common Units or other equity interests of the Partnership or its subsidiaries) (other than certain intellectual property);

•
sell, license, sublicense, covenant not to assert, allow to lapse, fail to maintain, transfer, or otherwise abandon or dispose of, or subject to any lien (other than certain permitted liens), any material intellectual property of the Partnership, except for certain non-exclusive licenses granted in the ordinary course of business;

•
disclose to any third parties any trade secrets or material confidential information of the General Partner, the Partnership or any Partnership subsidiary, except pursuant to reasonable protective confidentiality agreements;

•
compromise or settle certain proceedings made or pending by or against the Partnership or any Partnership subsidiary or Partnership joint venture, or any of their employees, officers or directors in their capacities as such, or commence any material proceeding, other than in the ordinary course of business;

•
make or change any material tax election, change any tax accounting period for purposes of a material tax or material method of tax accounting, file any material amended tax return, settle or compromise any audit or proceeding relating to taxes or, except in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to a material amount of taxes, enter into any “closing agreement” within the meaning of Section 7121 of the U.S. Internal Revenue Code (or any similar provision of U.S. state, local, or non-U.S. Law) with respect to any material tax, or surrender any right to claim a material tax refund;

•
except for certain capital expenditures (i) incurred in the ordinary course of business in accordance with Partnership’s budget plan provided to Parent prior to the execution of the Merger Agreement or (ii) that are reasonably incurred to protect the health and safety of employees, consultants, customers, suppliers or others having business dealings with the Partnership or the safety of Partnership vessels and/or their cargo, make any new capital expenditure or expenditures in excess of $5.0 million;

•
except in the ordinary course of business or in connection with any transaction to the extent specifically permitted by certain provisions of the Merger Agreement, (i) enter into any material contract or certain leases, or (ii) materially modify, materially amend or terminate or fail to renew any material contract of the Partnership, certain leases, or waive, release, assign or fail to enforce any material rights or claims thereunder in a manner that is adverse to the Partnership or any Partnership subsidiary or Partnership joint venture;

•
authorize, recommend, propose or announce an intention to adopt or effect a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization, re-domiciliation or other reorganization other than transactions involving only immaterial wholly owned Partnership subsidiaries or file a petition in bankruptcy;

•	materially reduce the amount of insurance coverage or fail to use reasonable best efforts to renew any material existing insurance policies;
•	create any Partnership subsidiary or Partnership joint venture except in the ordinary course of business;
•
merge or consolidate with any other person or restructure, reorganize, recapitalize, dissolve or completely or partially liquidate the Partnership or any Partnership subsidiary or Partnership joint venture, or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses, other than such agreements or arrangements solely among Partnership subsidiaries;

•
amend, materially modify, terminate or cancel or let lapse a material insurance policy (or reinsurance policy) or self-insurance program of the Partnership, the Partnership subsidiaries or the Partnership joint ventures in effect as of the date of the Merger Agreement, which are not timely replaced by comparable insurance policies;

•
modify in any material respect any policies or operations with respect to compliance with applicable privacy laws, data protection or information security in any manner that is materially adverse to the business of the Partnership, the Partnership subsidiaries or the Partnership joint ventures, taken as a whole, except as required to comply with applicable privacy laws;

•
recognize any labor union, works council or other employee representative body as the representative of any employees of the Partnership, any Partnership subsidiary or Partnership joint venture, except as required by applicable law; or

•	agree to take any of the foregoing actions.
Solicitation by Partnership; Partnership Competing Proposals; Partnership Change of Recommendation
Solicitation by Partnership; Partnership Competing Proposals
As used in this proxy statement, a “Partnership Competing Proposal” means any proposal or offer made by a person or group (other than a proposal or offer by the Partnership or any of its subsidiaries) at any time, including any amendment or modification to any existing proposal or offer, (i) pursuant to which if consummated such person or group would acquire ownership or beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of at least 15% of the assets of the Partnership (based on a fair market value on a consolidated basis), at least 15% of the Partnership’s net income or net revenues (on a consolidated basis for the twelve month period ending on the last day of the Partnership’s most recently completed fiscal quarter for which financial statements are available) (whether pursuant to a merger, consolidation or other business combination, sale of equity, sale of assets, tender offer or exchange offer or otherwise, including any single or multi-step transaction or series of related transactions), in each case other than the Merger, or (ii) that is a merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, tender offer or other similar transaction involving the Partnership and/or its subsidiaries, in each case other than the Merger.
Except as permitted by the terms of the Merger Agreement described below, until the earlier of the Effective Time and the time, if any, at which the Merger Agreement is terminated in accordance with its terms, the Partnership will not (and the GP Board will not and the General Partner and the Partnership will cause their respective officers and employees not to, and will use their reasonable best efforts to cause their respective representatives not to), directly or indirectly, among other things:
•
solicit, initiate or knowingly encourage or knowingly facilitate any inquiry, proposal or offer, or the making, submission, modification or amendment or announcement of any inquiry, proposal or offer (including any inquiry, proposal or offer to its equity holders) which constitutes or would be reasonably expected to lead to a Partnership Competing Proposal;

•
participate in or engage in any negotiations or discussions (other than to state that they are not permitted to have discussions) regarding, or furnish to any person any information relating to the General Partner in connection with, any inquiry, proposal or offer which constitutes or would be reasonably expected to lead to a Partnership Competing Proposal;

•
except in the event the GP Board (upon the recommendation of the Conflicts Committee) makes a good faith determination, after consultation with outside legal counsel, that the failure to take such action would be reasonably likely to constitute a breach by the members of the GP Board of certain provisions of the Partnership Agreement or their fiduciary duties under applicable law, waive, terminate, modify or release any person (other than Parent or Merger Sub) from any provision of, or grant any permission, waiver or request under, or fail to enforce, any “standstill” or similar agreement or obligation;

•
approve or recommend, propose publicly to approve or recommend, or fail to timely publicly and without qualification recommend against, any Partnership Competing Proposal and reaffirm the GP Board’s recommendation to submit the Merger Agreement for unitholder approval, in each case, within ten business days after the Partnership Competing Proposal is made public (including upon request of Parent to do so) or such fewer number of days as remains prior to the date that is two business days prior to the Special Meeting;

•	fail to include the GP Board’s recommendation in this proxy statement to submit to Merger Agreement for unitholder approval;
•
withdraw, change, amend, modify or qualify, or otherwise propose publicly to withdraw, change, amend, modify or qualify, in a manner adverse to Parent, the GP Board proposal to approve the Merger Agreement;

•
enter into any letter of intent or other document or agreement relating to, or any agreement or commitment providing for, any Partnership Competing Proposal, other than certain confidentiality agreements; or

•	resolve or agree to do any of the foregoing.
In addition, except as permitted by the terms of the Merger Agreement, until the Effective Time or, if earlier, the termination of the Merger Agreement pursuant to and in accordance with the Partnership Superior Partnership Proposal Termination Provision (as defined in “Merger Agreement—Termination of the Merger Agreement” beginning on page 102), the General Partner and the Partnership are required to immediately cease any and all existing discussions or negotiations with any parties (or provision of any nonpublic information to any parties) with respect to any Partnership Competing Proposal or Partnership Inquiry, and the General Partner and the Partnership are required to promptly (a) cause any such third party that is a party to a confidentiality or non-disclosure agreement to return or destroy all confidential information in respect of the Partnership or any subsidiary it was provided and (b) terminate access by any other person and its representatives to any physical or electronic data room or other access to data or information by the General Partner and the Partnership, in each case, relating to or in connection with, any Partnership Competing Proposal or Partnership Inquiry. Notwithstanding the foregoing, the General Partner and the Partnership and their respective representatives may (i) seek to clarify and understand the terms and conditions of any Partnership Competing Proposal (or amended proposal) solely to determine whether such Partnership Competing Proposal constitutes or would reasonably be expected to lead to a Partnership Superior Proposal (as defined in “—Partnership Superior Proposal; Partnership Change of Recommendation” below) in accordance with the terms of the Merger Agreement and (ii) inform a person that has made a Partnership Competing Proposal or an inquiry, proposal or offer which would reasonably be expected to lead to a Partnership Competing Proposal of certain applicable provisions of the Merger Agreement.
Notwithstanding the restrictions described above, if the General Partner or the Partnership receives, prior to receipt of the Partnership Unitholder Approval, a bona fide, unsolicited, written Partnership Competing Proposal from any person that did not result from a breach of certain provisions of the Merger Agreement which the GP Board determines (upon the recommendation of the Conflicts Committee) in good faith, after consultation with the Conflicts Committee and the General Partner’s outside legal and financial advisors, constitutes or is reasonably likely to lead to a Partnership Superior Proposal, then, subject to compliance with the terms of the Merger Agreement, the Partnership may (i) furnish non-public information that was previously furnished to Parent to the person making such Partnership Competing Proposal, but only if such person has an executed an acceptable confidentiality agreement, and (ii) engage in discussions or negotiations with respect to the Partnership Competing Proposal. In such event, the Partnership is required promptly (a) to notify Parent after the Partnership’s receipt of any Partnership Inquiry, which notice is to indicate, among other things, the identity of the person or entity making the Partnership Inquiry, and the material terms and conditions of any such Partnership Inquiry or the nature of the information requested pursuant to such Partnership Inquiry and (b) to provide to Parent copies of any proposed draft agreements and other written documentation material to understanding any Partnership Competing Proposal or Partnership Inquiry.
The Partnership is required to provide Parent oral and written notice in accordance with the Merger Agreement no later than two business days after it receives any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Partnership Competing Proposal, or any inquiry or request for nonpublic information relating to the General Partner or the Partnership by any person who has made or would reasonably be expected to make any Partnership Competing Proposal. The Partnership is also required to provide Parent copies of certain draft agreements and other written materials material to understanding any Partnership Competing Proposal or Partnership Inquiry within two business days of its receipt thereof, and keep Parent reasonably informed of the status and material terms and conditions (including any amendments or proposed amendments) of any such Partnership Competing Proposal or Partnership Inquiry and as to the nature of any information requested of the General Partner and the Partnership or any of their respective representatives with respect thereto.
Subject to (a) Parent’s termination rights under the Merger Agreement and its right, in connection with certain terminations, to receive the Partnership Termination Fee and (b) compliance with the other provisions described in this “—Solicitation by Partnership; Partnership Competing Proposals; Partnership Change of Recommendation” section of this proxy statement, the Partnership, the General Partner and the GP Board are permitted to disclose to the Partnership’s Common Unitholders a position under Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act and to make “stop, look and listen” communications to the Common Unitholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act limited to the information specified in such rule, but this permission does not permit the GP Board to make a Partnership Change of Recommendation or take any other action with respect to a Partnership Competing Proposal, except to the extent explicitly permitted by the Merger Agreement.
Partnership Superior Proposal; Partnership Change of Recommendation
As used in this proxy statement, a “Partnership Superior Proposal” means a bona fide, unsolicited, written Partnership Competing Proposal (with references to 15% being deemed to be replaced with references to 50%), which the GP Board determines in good faith after consultation with the Partnership’s outside legal and financial advisors to be (a) more favorable to the Common Unitholders from a financial point of view than the Merger, taking into account all relevant factors (including any adjustment to the terms and conditions proposed by Parent in response to such proposal) and (b) reasonably capable of being completed as proposed on a timely basis, in the case of each of clauses (a) and (b), taking into account (i) all financial, legal, regulatory and other aspects of the Merger Agreement (including any changes to the terms of the Merger Agreement proposed by Parent in response to such Partnership Competing Proposal or otherwise) and such Partnership Competing Proposal (including any termination fees, any expense reimbursement provisions, the terms and conditions to the consummation of such Partnership Competing Proposal and whether such Partnership Competing Proposal is fully financed and regulatory risk) and (ii) the identity of the person making such Partnership Competing Proposal.
In addition, as used in this proxy statement, the term “Partnership Change of Recommendation” means the Partnership or the General Partner:
•
approving or recommending, proposing publicly to approve or recommend, or failing to timely publicly and without qualification recommend against, any Partnership Competing Proposal and reaffirming the GP Board’s recommendation to approve the Merger Agreement and the Merger, in each case, within ten business days after the Partnership Competing Proposal is made public (including upon request of Parent to do so) (or such fewer number of days as remains prior to the date that is two business days prior to the Special Meeting);

•	failing to include the GP Board’s recommendation in this proxy statement to submit to Merger Agreement for unitholder approval;
•
withdrawing, changing, amending, modifying or qualifying, or otherwise proposing publicly to withdraw, change, amend, modify or qualify, in a manner adverse to Parent, such recommendation of the GP Board; or

•
entering into any letter of intent or other document or agreement relating to, or any agreement or commitment providing for, any Partnership Competing Proposal, other than an acceptable confidentiality agreement pursuant to the terms of the Merger Agreement.

At any time prior to obtaining the Partnership Unitholder Approval, the General Partner may make a Partnership Change of Recommendation following receipt of a bona fide, unsolicited, written Partnership Superior Proposal only if:
•
the GP Board determines in good faith, after consultation with the Conflicts Committee and the Partnership’s outside legal and financial advisors, that the Partnership Competing Proposal is a Partnership Superior Proposal;

•
neither the Partnership nor any of its representatives solicited, encouraged or facilitated such Partnership Competing Proposal in breach of, or is otherwise in breach of certain provisions of the Merger Agreement; and

•
the members of the GP Board determine in good faith, after consultation with outside legal counsel, that the failure to take such action would constitute a breach of their contractual obligations under the Partnership Agreement or their fiduciary duties under applicable law.

In addition, prior to making the Partnership Change of Recommendation, the GP Board must provide Parent with five business days’ prior written notice (and a new notice and an additional three business days’ notice with respect to any material amendment to the applicable Partnership Competing Proposal) advising Parent that the GP Board intends to take such action and contemporaneously provide to Parent a copy of the Partnership Superior Proposal, a copy of any proposed agreements for such Partnership Superior Proposal (including any related financing commitments) and identify the person making such Partnership Competing Proposal (or, in each case, if not provided in writing to the General Partner or any of its representatives, a written summary of the terms thereof), and during such initial five business day or subsequent three business day period, (i) the General Partner must negotiate, and cause its representatives to negotiate, with Parent and its representatives in good faith (to the extent Parent wishes to negotiate) to enable Parent to determine whether to propose revisions to the terms of the Merger Agreement or any other agreement related to the transactions contemplated thereby such that such Partnership Competing Proposal would no longer constitute a Partnership Superior Proposal and (ii) the General Partner must consider in good faith any proposal by Parent to amend the terms and conditions of the Merger Agreement or any other agreement related to the transactions contemplated thereby such that such Partnership Competing Proposal would no longer constitute a Partnership Superior Proposal.
Preparation of the Proxy Statement; Partnership Special Meeting
The Merger Agreement provides that, as promptly as reasonably practicable, and in all events within twenty business days, after October 4, 2021, the date of the Merger Agreement, the Partnership will prepare a proxy statement relating to the Special Meeting and set a record date for the Special Meeting in consultation with Parent.
The Partnership may, following consultation with Parent, postpone or adjourn the Special Meeting (i) by not more than fifteen days after the date for which the Special Meeting was scheduled if the Partnership has not received proxies representing a sufficient number of Common Units to approve the Merger Agreement on such date, whether or not a quorum is present, or (ii) by not more than thirty days after the date for which the Special Meeting was scheduled if such postponement or adjournment is required by applicable law to ensure that any required supplement or amendment to the proxy statement is provided or made available to Common Unitholders or to permit dissemination of information which is material to Common Unitholders voting at the Partnership Special Meeting and to give Common Unitholders sufficient time to evaluate any such supplement or amendment or other information.
Subject to certain exceptions, the approval of the Merger Agreement will be the only matter to be brought before the Special Meeting without Parent’s prior written consent, other than certain procedural proposals.
Access and Reports
Subject to certain exceptions and limitations, throughout the period prior to the Effective Time, (i) the General Partner and the Partnership shall, and shall cause each of the Partnership’s subsidiaries (and, if permitted, each of the Partnership joint ventures) to afford to Parent and certain of Parent’s representatives reasonable access, during normal business hours and upon reasonable advance notice, to all of their respective properties, vessels, offices, books, contracts, personnel files and records, (ii) each of the General Partner and Partnership shall, and shall cause each of the Partnership’s subsidiaries (and if permitted, each of the Partnership joint ventures) be required to furnish all information concerning their respective business, properties, vessels and personnel as may reasonably be requested by Parent its representatives, and (iii) the General Partner and the Partnership shall instruct their respective representatives, ship managers and pool managers, as applicable, to cooperate in connection with such access and disclosure obligations.
The Partnership must also give prompt notice to Parent, and Parent must give prompt notice to the Partnership, (i) of any notice or other material communication received from any governmental entity in connection with the Merger Agreement or the transactions contemplated by the Merger Agreement, or from any third party alleging that the consent of such third party is or may be required in connection with such transactions, and (ii) upon becoming aware of any breach or other fact, circumstance, effect or event (or non-occurrence of any event) that, would reasonably be expected to cause or result in any of the conditions precedent to the Merger set forth in the Merger Agreement not being satisfied.
Filings and Efforts to Consummate the Merger
Each Party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate the Merger and the other transactions contemplated by the Merger Agreement as promptly as practicable after the date of the Merger Agreement, including (i) preparing and filing, in consultation with the other party, all necessary or advisable applications, notices, petitions, filings and other documents, and (ii) obtaining all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any government entity. The parties are also required to cooperate with one another to file such applications, notices, petitions, filings and other documents and in connection with any investigation or other inquiry, including any proceeding initiated by a private party under any antitrust law, including, among other things, by allowing the other party to have a reasonable opportunity to review and comment on drafts of any filings and submissions.
Director and Officer Insurance and Indemnification
For at least six years after the Effective Time, Parent will cause the surviving corporation to indemnify and hold harmless, to the fullest extent permitted by applicable law, all past and present officers and directors of the General Partner, the Partnership, subsidiaries of the Partnership, and under certain circumstances, of Partnership joint ventures, against any costs or expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, as a result of such indemnified party’s service as a director or officer of the Partnership or any of its subsidiaries, or of any person serving at the request of the General Partner, the Partnership or any Partnership subsidiary and Partnership joint venture as a director or officer. However, each indemnified party must agree in advance to return any such funds to which a court of competent jurisdiction has determined in a final, non-appealable judgment such indemnified party is not ultimately entitled.
All rights to indemnification, exculpation and advancement of expenses in existence on October 4, 2021 will remain in effect for six years and following the completion of the Merger and no such rights may be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such indemnified party.
Parent will cause the surviving entity to maintain, for an aggregate period of not less than six years from the Effective Time, the current directors’ and officers’ liability insurance policy maintained by the General Partner with respect to claims arising from facts or events occurring at or prior to the Effective Time unless the Partnership elects to obtain a tail insurance policy prior to the Effective Time with a cost not in excess of 300% of the last annual premium for such policy.
Required Debt Consents under Existing Debt Agreements; Required Commercial Consents
The Partnership and its subsidiaries must use their reasonable best efforts to make or obtain certain consents under commercial contracts, financing contracts, and pursuant to any indebtedness identified in the Partnership Disclosure Letter as soon as reasonably practicable, and in all events by the Closing. However, neither the Partnership nor its subsidiaries will (i) incur or pay any cost, fee, penalty, premium, charge or other expenses in making or obtaining such consents other than as permitted by the Merger Agreement, (ii) subject to certain exceptions, enter into, or agree to enter into, any material new commercial commitment or agreement, or agree to any material amendment, waiver, consent or other modification to any commercial contractual arrangement, to obtain such consents, (iii) enter into, commit to enter into, or take certain other actions, in each case with respect to obtaining the required debt-related consents if such actions, individually or in the aggregate, would reasonably be expected to result in an Adverse Financing Event (as defined in the Merger Agreement), or (iv) take, or commit to take, any action in connection with obtaining such consents, unless, in each case such action is conditioned upon the consummation of the Closing or is consented to by Parent (in all cases acting reasonably and in accordance with the terms of the Merger Agreement). In addition, the parties to the Merger Agreement will cooperate in all respects and consult with each other in connection with any material request, proposal or other exchange with the relevant counterparties, lenders, holders or other creditors of loans, bonds, notes or other financings, as applicable, and/or agents, trustees or similar party thereof to obtain such required debt consents (or refinancing of any existing debt agreements as permitted by the Merger Agreement) and the required commercial consents.
Other Covenants
The Merger Agreement contains additional agreements among the Partnership, our General Partner, Parent and Merger Sub including, among other things, that:
•
each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate the Merger and the other Transactions as promptly as practicable after the date of the Merger Agreement;

•
each of Parent, on one hand, and the General Partner and the Partnership, on the other hand, will use its reasonable best efforts to obtain all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations for the transactions under antitrust laws or any foreign direct investment laws;

•
each of Parent, on one hand, and the General Partner and the Partnership, on the other hand, shall use its reasonable best efforts to obtain the expiration or termination of all waiting periods and all consents, waivers, authorizations and approvals of all governmental entities necessary, proper or advisable for the consummation of the transactions and to provide any notices to governmental entities required to be provided prior to the Effective Time, subject to certain limitations;

•
neither the Partnership nor Parent will issue or cause the publication of any press release or other public announcement with respect to the Merger, the Merger Agreement or the other transactions without the prior consent of the other party, subject to certain terms, conditions and exceptions;

•	Parent and the General Partner must take all action necessary so that no takeover statute is or becomes applicable;
•
the General Partner, the Partnership and Parent must provide prompt oral notice confirmed in writing of any objection, claim, litigation or proceeding brought or threatened by any equity holder of such party or any third party claim against such party, any of the Partnership’s subsidiaries, the Partnership joint ventures and/or any of its or their directors or officers relating to the Merger, the Merger Agreement or any of the other transactions contemplated thereby, and keep Parent reasonably informed with respect to such matters;

•
the General Partner must reasonably cooperate with Parent and use its reasonable best efforts to take all actions and do all things reasonably necessary, proper or advisable under applicable laws and rules and NYSE policies to enable the delisting of the Common Units from the NYSE as promptly as practicable after the Effective Time and the deregistration of the Common Units under the Exchange Act at the Effective Time; and

•
subject to certain exceptions, the Partnership will cause to be delivered to Parent resignations of each director or officer of the General Partner, the Partnership, and the Partnership’s subsidiaries (and to the extent designated or interlocked with the Partnership or its subsidiaries, of the Partnership joint ventures), in each case, effective as of the Effective Time.

Conditions to the Merger
Conditions to Each Party’s Obligation to Effect the Merger
The respective obligations of each party to effect the Merger are further subject to the satisfaction or waiver (where permissible pursuant to applicable law) on or prior to the Effective Time of the following conditions:
•	the Partnership Unitholder Approval will have been obtained;
•
no statute, rule, regulation or other law (other than any antitrust, competition, trade regulation or foreign direct investment law) will have been enacted or promulgated by any government entity of competent jurisdiction which prohibits or makes illegal the consummation of the Merger, and there will not be in effect any order or injunction of any governmental entity of competent jurisdiction preventing the consummation of the Merger;

•
all consents, notices and other clearances under antitrust, competition, trade regulation and any foreign direct investment laws required or reasonably advisable under applicable laws will have been obtained;

•	the GP Closing will have been consummated concurrently with the Closing; and
•	the Services Companies Closing will have been consummated concurrently with the Closing.
Conditions to Obligations of Parent and Merger Sub to Effect the Merger
The respective obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:
•
the representations and warranties of the Partnership regarding the absence of certain changes or events and the absence of any required accounting restatement were true and correct in all respects as of the date of the Merger Agreement and will be as of the Closing;

•
the representations and warranties of the Partnership relating to its capitalization were true and correct in all respects as of the date of the Merger Agreement and will be as of the Closing, except for any de minimis inaccuracies;

•
the representations and warranties of the Partnership relating to (i) qualification, organization, subsidiaries, (ii) corporate authority, (iii) conflicts with or violations of the governing documents of the Partnership, its subsidiaries or Partnership joint ventures as a result of the consummation of the Merger, (iv) the Partnership Unitholder Approval and certain other consents; (v) material contracts, (vi) finders and brokers, (vii) FCPA and anti-corruption, and (viii) sanctions were true and correct in all respects as of the date of the Merger Agreement and will be as of the Closing (except that representations and warranties that by their terms speak specifically as of the date of the Merger Agreement or another date will be true and correct in all material respects as of such date);

•
each of the other representations and warranties of the Partnership set forth in the Merger Agreement were true and correct in all respects as of the date of the Merger Agreement and will be as of the Closing, except to the extent any such breach would not be reasonably expected to have a Partnership Material Adverse Effect;

•	Parent will have received a certificate signed on behalf of the Partnership by a duly authorized executive officer to the effect of each of the foregoing conditions;
•
the General Partner and the Partnership will have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by them under the Merger Agreement at or prior to the Effective Time and Parent will have received a certificate signed on behalf of the General Partner by a duly authorized executive officer to that effect;

•
there have been no occurrences that, individually or in the aggregate, have had and continue to have, or would reasonably be expected to have a Partnership Material Adverse Effect and Parent will have received a certificate signed on behalf of the Partnership by a duly authorized executive officer to that effect;

•	the Support Agreement and the Covenants Letter Agreement each remains in full force and effect;
•	all required commercial consents will have been obtained in compliance with the terms of the Merger Agreement; and
•	all required debt-related consents will have been obtained in compliance with the terms of the Merger Agreement

Conditions to Partnership’s Obligation to Effect the Merger
The Partnership’s obligation to effect the Merger is further subject to the satisfaction or waiver by the Partnership of the following conditions at or prior to the Effective Time:
•
the representations and warranties of Parent set forth in the Merger Agreement were true and correct in all respects as of the date of the Merger Agreement and will be as of the Closing, except to the extent any such breach would not be reasonably expected to have a Parent Material Adverse Effect, and the Partnership must have received a certificate signed on behalf of Parent by a duly authorized executive officer to the effect of the foregoing; and

•
Parent and Merger Sub must have performed or complied in all material respects with the obligations, covenants and agreements required to be performed or complied with by them under the Merger Agreement at or prior to the Effective Time and the Partnership will have received a certificate signed on behalf of Parent by a duly authorized executive officer to the effect of the foregoing.

Termination of the Merger Agreement
The Merger Agreement may be terminated, and the Merger and the other transactions contemplated therein may be abandoned, at any time prior to the Effective Time:
•	by mutual written consent of Parent and the Partnership;
•	by either the Partnership or Parent:
○
if the Effective Time has not occurred by 5:00 p.m., New York City time, on June 30, 2022, except that such right of termination is not available to any party whose material breach (or material breach of its affiliate) of a representation, warranty, covenant or agreement set forth in the Merger Agreement has been the case of, or resulted in, the Effective Time not occurring prior such date and time;

○
if any governmental authority of competent jurisdiction has issued a final, non-appealable (or no longer appealable) law or order making illegal, permanently enjoining, or otherwise permanently prohibiting the consummation of the Merger or the other transactions contemplated by the Merger Agreement; provided, except that such right of termination is not available to any party if any such order, injunction, decree, ruling or law was due to the material breach by such party or its affiliate of any representation, warranty, covenant or agreement set forth in the Merger Agreement (the “Governmental Authority Restriction Termination Provision”); or

○	if the Partnership Unitholder Approval is not obtained at the Special Meeting or at any adjournment or postponement thereof at which a vote on the Merger Proposal was taken.
•	By the Partnership:
○
if prior to receipt of the Partnership Unitholder Approval, the GP Board has (i) effected a Partnership Change of Recommendation in order to accept a Partnership Superior Proposal and has complied in all material respects with specified provisions of the Merger Agreement, (ii) substantially concurrently entered into a Partnership Superior Proposal Acquisition Agreement with respect to such Partnership Superior Proposal concurrently with such termination in accordance with the terms of the Merger Agreement, and (iii) paid the Partnership Termination Fee to Parent concurrent with or prior to such termination (the “Partnership Superior Proposal Termination Provision”); or

○
if (i) all the conditions in Section 5.1 (providing for certain pre-Closing covenants relating to the conduct of the Partnership’s business) and Section 5.2 (including restrictions described in “—Solicitation by Partnership, Partnership Competing Proposals; Partnership Change of Recommendation” above) of the Merger Agreement are satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, and which would have been satisfied if the Closing were to have occurred on the date of termination), (ii) the Partnership, General Partner and Teekay Corporation, as applicable, stood ready, willing and able to consummate the Merger and other transactions contemplated by the Merger Agreement, including under the GP Purchase Agreement, on the date required by the terms of the Merger Agreement and each of the Partnership and Teekay Corporation has given Parent a written notice on such date confirming such fact, and

(iii) Parent and Merger Sub have failed to consummate the Closing within three business days (or such later date as Partnership may specify in such notice) after the later of delivery of such notice referred to in clause (ii) above and the Closing Date (the “Partnership Prepared to Close Termination Provision”);
•
by the Partnership or the General Partner, if there exists any breach by Parent or Merger Sub of any representation, warranty, covenant or agreement set forth in the Merger Agreement, such that certain conditions to the Partnership’s obligations under the Merger Agreement would not be satisfied (and such breach is not curable prior to June 30, 2022, or if curable prior to such date, has not been waived or cured within the earlier of (i) thirty calendar days after the receipt of written notice thereof by the breaching party from the non-breaching party or (ii) four business days before June 30, 2022); provided that neither the Partnership nor the General Partner will have the right to so terminate the Merger Agreement if such party is in material breach of any representation, warranty, covenant or obligation under the Merger Agreement, and such breach would result in a failure of one or more of the conditions to the consummation of the Merger (the “Parent Breach Termination Provision”);

•	by Parent, if a Partnership Change of Recommendation occurs; or
•
by Parent or Merger Sub, if there exists any breach by the General Partner or the Partnership of any representation, warranty, covenant or agreement set forth in the Merger Agreement, such that certain conditions to Parent and Merger Sub’s obligations under the Merger Agreement would not be satisfied (and such breach is not curable prior to June 30, 2022, or if curable prior to such date, has not been waived or cured within the earlier of (i) thirty calendar days after the receipt of written notice thereof by the breaching party from the non-breaching party or (ii) four business days before June 30, 2022); provided that neither Parent nor Merger Sub will have the right to so terminate the Merger Agreement if such party is in material breach of any representation, warranty, covenant or obligation under the Merger Agreement, and such breach would result in a failure of one or more of the conditions to the consummation of the Merger (the “Partnership Breach Termination Provision”).

Termination Fees and Treatment of Expenses
The Partnership is required to pay Parent the Partnership Termination Fee of approximately $44.6 million in the event that:
•	the Partnership terminates the Merger Agreement pursuant to the Partnership Superior Proposal Termination Provision;
•	Parent terminates the Merger Agreement because a Partnership Change of Recommendation occurs;
•
Parent or the Partnership terminates the Merger Agreement because the Partnership Unitholder Approval is not obtained at the Special Meeting or at any adjournment or postponement thereof at which a vote on the Merger Proposal was taken, and (i) a Partnership Competing Proposal is made known to the Partnership or publicly, or announced by certain persons at least five business days prior to the Partnership Special Meeting and is not withdrawn as required by the Merger Agreement prior to such termination, and (ii) the Partnership either completes such Partnership Competing Proposal or enters into a definitive agreement with respect to such Partnership Competing Proposal within twelve months of the termination date, and such Partnership Competing Proposal is consummated; or

•
Parent terminates the Merger Agreement pursuant to the Partnership Breach Termination Provision and (i) a Partnership Competing Proposal is made known to the Partnership or publicly, or announced by certain persons at least five business days prior to the Partnership Special Meeting, and (ii) the Partnership either completes such Partnership Competing Proposal or enters into a definitive agreement with respect to such Partnership Competing Proposal within twelve months of the termination date, and such Partnership Competing Proposal is consummated.

Solely for purposes of the triggers for payment of the Partnership Termination Fee described above, the terms “Partnership Competing Proposal” and “Partnership Inquiry” shall have the meanings assigned to such terms in the Merger Agreement, except that all references to “15%” in the term Partnership Competing Proposal (including as used in the definition of “Partnership Inquiry”) shall be deemed to be “50%.”

Parent is required to pay to the Partnership the Parent Termination Fee of approximately $89.1 million in the event that:
•	the Partnership terminates the Merger Agreement pursuant to the Parent Breach Termination Provision;
•
the Partnership terminates the Merger Agreement pursuant to the Governmental Restriction Termination Provision, but only if the applicable governmental restraint was imposed as a result of the failure of Parent to take or commit to take a previously requested Divestiture Action (as defined in the Merger Agreement); or

•	the Partnership terminates the Merger Agreement pursuant to the Partnership Prepared to Close Termination Provision.
If the Merger Agreement is terminated by Parent pursuant to the Partnership Breach Termination Provision or by Parent or the Partnership if the Partnership Unitholder Approval is not obtained at the Special Meeting or at any adjournment or postponement thereof at which a vote on the Merger Proposal was taken, the Partnership will be required to pay to Parent (or one or more of its designees) all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment banks, advisors, consultants and other representatives) incurred by Parent, Merger Sub or their respective affiliates in connection with the Merger Agreement and the transactions contemplated thereby, up to an aggregate maximum of $10.0 million which amount shall be credited against any Partnership Termination Fee that becomes subsequently payable to Parent.
Amendment; Extension; Waiver
The Merger Agreement may be amended by written agreement of Parent, Merger Sub, General Partner and the Partnership at any time prior to the Effective Time; provided, that after the Partnership Unitholder Approval has been obtained, unitholder approval must be obtained for any amendment, which, by law, would require further approval by holders of our Common Units.
At any time prior to the Effective Time, any party to the Merger Agreement may, subject to the terms of the Merger Agreement and to the extent permitted under applicable law:
•	extend the time for the performance of any of the obligations or acts of the other parties to the Merger Agreement;
•	waive any inaccuracies in the representations and warranties of any other party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement; or
•	waive compliance with any of the agreements or conditions contained in the Merger Agreement.
Any agreement on the part of any party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party. No delay in the exercise of any right under the Merger Agreement will constitute a waiver of such right.
Governing Law
The Merger Agreement is governed by the laws of the State of Delaware, except (i) to the extent that the law of the Republic of the Marshall Islands is mandatorily applicable to the Merger and (ii) all matters relating to the fiduciary duties of the GP Board, which are subject to the laws of the Republic of the Marshall Islands.
Specific Performance
In the event of breach or threatened breach of certain covenants or obligations in the Merger Agreement, the non-breaching party will be entitled to seek specific performance and the issuance of injunctive and other equitable relief. However, neither Parent nor Merger Sub, nor any of their respective affiliates, will be entitled to a grant of both specific performance and the Partnership Termination Fee.
In addition, the Parent Termination Fee (together with the right to specific performance prior to the termination of the Merger Agreement) will be the sole and exclusive remedy of the Partnership or any of its affiliates or any other person against Parent, Merger Sub or certain parties related to Parent for any damages, liabilities or other adverse consequences incurred by the Partnership or any of its affiliates or representatives or any other person for any failure by Parent or Merger Sub to effect the Closing for any or no reason and any other breach by Parent or Merger Sub of the Merger Agreement; provided, however, that neither the Partnership nor any of its affiliates will be entitled to a grant of both specific performance and the Parent Termination Fee.

THE VOTING AND SUPPORT AGREEMENT
This section of this proxy statement describes material provisions of the Support Agreement but does not purport to describe all of the terms of the Support Agreement. The following summary is qualified in its entirety by reference to the complete text of the Support Agreement, a copy of which is included in Annex B to this proxy statement and is incorporated into this section by reference in its entirety. We urge you to read the full text of the Support Agreement.
Concurrently with the execution of the Merger Agreement on October 4, 2021, the Teekay Parties (Teekay Corporation and its subsidiary Teekay Finance Limited) entered into the Support Agreement with Parent. Pursuant to the Support Agreement, the Teekay Parties have agreed, among other things and upon the terms and subject to the conditions thereof, to vote all Common Units of the Partnership beneficially owned or subsequently acquired by them (or by entities under their control) for approval of the Merger Agreement and the Merger. Teekay Corporation and its subsidiaries beneficially own approximately 41% of the outstanding Common Units entitled to vote at the Special Meeting. Certain terms of the Support Agreement are described below.
Support Covenants
The Teekay Parties have agreed that, until termination of the Support Agreement, at any meeting of the Partnership called with respect to the following matters, and at every postponement or adjournment thereof, or on any action or approval by written consent or consents of the Partnership unitholders with respect to any of the following matters, (a) to cause the holder of record of such Common Units to appear at such meeting or otherwise cause such Common Units to be counted as present at such meeting for purposes of a quorum and (b) to vote (or cause the holder of record of such Common Units to vote) such Common Units:
•
in favor of the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement and any other matters necessary or reasonably requested by Parent for consummation of the Merger and the other transactions contemplated by the Merger Agreement;

•	in favor of any proposal to adjourn or postpone such meeting of unitholders of the Partnership to a later date if there are not sufficient votes to approve the Merger;
•	against any Partnership Competing Proposal (as defined in the Merger Agreement), or any of the transactions contemplated thereby;
•
against any action, proposal, transaction, or agreement which would reasonably be expected to result in a breach of any covenant, representation or warranty, or any other obligation or agreement of the Partnership under the Merger Agreement or of the Teekay Parties under the Support Agreement; and

•
against any action, proposal, transaction, or agreement that would reasonably be expected to impede, interfere with, delay, discourage, adversely affect, or inhibit the timely consummation of the Merger and the other transactions contemplated by the Merger Agreement or the fulfillment of Parent's, the Partnership's, or Merger Sub's conditions under the Merger Agreement, or change in any manner the voting rights of any class of units of the Partnership (including any amendments to the Partnership Organizational Documents (as defined in the Merger Agreement)).

In addition, the Teekay Parties have agreed, until termination of the Support Agreement, not to (and to cause entities under their control not to) (i) deposit any of such Common Units in a voting trust, (ii) grant any proxies or powers of attorney with respect to such Common Units, (iii) subject any of such Common Units to an arrangement with respect to the voting of such Common Units, (iv) enter into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to the Support Agreement, subject to limited exceptions, or (v) directly or indirectly, transfer, sell, offer, exchange, assign, pledge, or convey any legal, beneficial ownership, economic or voting interest in any of such Common Units, encumber any of such Common Units, or enter into any contract, option or other agreement to do so, subject to limited exceptions.
Partnership Competing Proposals
Further, the Teekay Parties have also agreed, subject to customary exceptions, not to (and to use their reasonably best efforts to cause their affiliates and representatives not to): (a) solicit, initiate, or knowingly encourage or knowingly facilitate any inquiries, proposal or offer or the making, submission, modification or amendment or announcement of any inquiry, proposal or offer which constitutes or would be reasonably expected to lead to a

Partnership Competing Proposal (as defined in the Merger Agreement); (b) participate in or engage in any negotiations or discussions regarding, or furnish to any third party any nonpublic information relating to the Partnership in connection with, any inquiry, proposal or offer which constitutes or would be reasonably expected to lead to a Partnership Competing Proposal; (c) publicly support or recommend any Partnership Competing Proposal, (d) except with respect to any Partnership Competing Proposal that is the subject of a Partnership Change of Recommendation (as defined in the Merger Agreement) made in accordance with the terms of the Merger Agreement, fail to, within ten business days after the Partnership Competing Proposal is made public (including upon request of Parent to do so), publicly and without qualification recommend against any Partnership Competing Proposal, or (e) enter into any letter of intent or other document or agreement relating to, or any agreement or commitment providing for, any Partnership Competing Proposal.
Termination
The Support Agreement terminates on the earliest to occur of: (i) the Effective Time, (ii) the date on which the Merger Agreement is terminated in accordance with its terms and (iii) the termination of the Support Agreement by mutual written consent of the parties thereto.

THE GP PURCHASE AGREEMENT
This section of this proxy statement describes material provisions of the GP Purchase Agreement but does not purport to describe all of the terms of the GP Purchase Agreement. The following summary is qualified in its entirety by reference to the complete text of the GP Purchase Agreement, a copy of which is included in Annex C to this proxy statement and is incorporated into this section by reference in its entirety. We urge you to read the full text of the GP Purchase Agreement.
Concurrently with the execution of the Merger Agreement on October 4, 2021, Teekay Corporation and Parent, entered into the GP Purchase Agreement, pursuant to which, upon the terms and subject to the conditions set forth therein, Parent will purchase from Teekay Corporation and its subsidiary Teekay Holdings Limited, all of the limited liability company interests of the General Partner, free and clear of all liens, security interests and encumbrances. As a result of such purchase, Parent will become the owner of the General Partner, which is the sole general partner of the Partnership.
Purchase of General Partner Interest
The total purchase price to be paid to Teekay Corporation for all of the outstanding limited liability company interest in the General Partner is approximately $26.4 million in cash, which represents the product of (a) the Merger Consideration multiplied by (b) the 1,555,061 Partnership Common Unit-equivalent economic ownership interest represented by the General Partner Interest in the Partnership.
It is anticipated that the closing under the GP Purchase Agreement will take place concurrently with the Closing under the Merger Agreement.
In addition to the General Partner Interest, the General Partner’s only other asset is the note receivable evidenced by a promissory note, dated September 29, 2020, by Teekay Corporation’s subsidiary Teekay Finance Limited in favor of the General Partner (the “Intercompany Note”), which note will be cancelled prior to the closing of the General Partnership Interest purchase in exchange for the transfer to the General Partner by Teekay Finance Limited of 10.75 million Common Units of the Partnership. These 10.75 million Common Units were originally issued to the General Partner by the Partnership in May 2020 in exchange for the elimination of all of the Partnership’s incentive distribution rights, which were then held by the General Partner. Subsequent to the issuance of these Common Units to the General Partner, they were transferred to Teekay Finance Limited in exchange for the Intercompany Note, which transfer facilitated use of the Common Units under Teekay Corporation’s equity margin loan. The transfer of these Common Units back to the General Partner will eliminate the Intercompany Note. To ensure that Teekay Corporation receives the Merger Consideration to be paid in connection with these Common Units, Parent has agreed in the GP Purchase Agreement that such Merger Consideration will be the sole and exclusive property of Teekay Corporation and be paid directly to or at the direction of Teekay Corporation.
Certain Covenants
In addition to the contemplated purchase and sale of all of the limited liability company interest in the General Partner, the GP Purchase Agreement sets forth certain additional covenants and agreements, including, among others, the following:
•
from October 4, 2021 until the closing of the sale and purchase of limited liability company interest in the General Partner, Teekay Corporation shall cause the General Partner to (a) use commercially reasonable efforts to (i) operate the General Partner’s business in the ordinary course and (ii) preserve the General Partner’s assets, business and its relationships with customers, suppliers and others having business relationships with the General Partner and (b) not take certain actions, including, among other things, incurring any indebtedness or entering into material contracts; and

•
each of Teekay Corporation and Parent will use its, and will cause its respective affiliates to use, reasonable best efforts to give and obtain all notices, acknowledgements, waivers and consents that are necessary or advisable to be obtained in order to consummate the transactions contemplated by the Merger Agreement and the GP Purchase Agreement.

Conditions Precedent
The consummation of the transactions contemplated under the GP Purchase Agreement is subject to customary closing conditions, including, among others, that:
•
the accuracy of the representations and warranties of both Parent and Teekay Corporation, subject to certain exceptions (including, among others, materiality and material adverse effect qualifications regarding their accuracy and matters contained in the GP Purchase Agreement);

•
Parent and Teekay Corporation will have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by them under the GP Purchase Agreement at or before the closing;

•	delivery of closing deliverables required under the GP Purchase Agreement; and
•	the closing under the Merger Agreement will take place concurrently with the consummation of the transactions contemplated by the GP Purchase Agreement.
Termination
The GP Purchase Agreement will terminate on, among other things: (i) any termination of the Merger Agreement prior to the Effective Time in accordance with its terms or (ii) the termination of the GP Purchase Agreement by mutual written consent of Teekay Corporation and Parent.

OTHER TRANSACTION AGREEMENTS
This section of this proxy statement describes material provisions of certain agreements expected to be entered into in connection with the closing of the Merger but does not purport to describe all of the terms of such agreements. The following summaries are qualified in their entirety by reference to the complete final text of such agreements, which may differ from the terms agreed to at signing of the Merger Agreement.
The Covenant Agreement
Concurrently with the execution and delivery of the Merger Agreement on October 4, 2021, Teekay Corporation and Parent entered into the Covenant Agreement, pursuant to which Teekay Corporation and/or Parent have agreed to, among other things, certain non-solicitation and non-competition covenants and Teekay Corporation has agreed to the temporary continuation of an existing trademark license arrangement in favor of the Partnership and its business.
Non-Solicitation Covenants
Parent and Teekay Corporation have agreed that, from October 4, 2021 until the three-year anniversary date of the closing of the Merger and subject to certain exceptions:
•
Teekay Corporation and its affiliates will not, directly or indirectly and neither for themselves or any other person or entity, (a) solicit, induce or encourage for employment, consulting or any other similar arrangement for the provision of services by, or (b) hire or retain for the provision of services by, in each case, any of the employees of the Services Companies that prior to the Closing were either formerly employees of Teekay Corporation or any of its subsidiaries or employees of the Services Companies (“Restricted Persons”); and

•
Parent, on behalf of itself, the Partnership, the General Partner and Parent’s subsidiaries, will not, directly or indirectly and neither for themselves or any other person or entity, (a) solicit, induce or encourage for employment, consulting or any other similar arrangement for the provision of services by, or (b) hire or retain for the provision of services by, in each case, any of the employees of the Seller and its affiliates that at the time of the Closing were employees of Teekay Corporation or its subsidiaries employed in specified offices (other than Restricted Persons) or any of Teekay Corporation’s subsidiaries.

Non-competition Covenant
Pursuant to the Covenant Agreement, Teekay Corporation also has agreed that, subject to certain exceptions, (a) for two years after the Closing, Teekay Corporation and its affiliates will not, directly or indirectly, engage in, acquire or invest in any business that owns, operates or charters any liquefied gas carriers and related time charters and (b) for three years after the Closing, Teekay Corporation and its affiliates will not, directly or indirectly, engage in, acquire or invest in any business that owns, operates or charters liquefied natural gas carriers and related time charters.
Trademark License
Pursuant to the Covenant Agreement, Teekay Corporation also has agreed to the temporary continuation of an existing trademark license granted by Teekay Corporation to the Partnership, which license relates to the use in the Partnership’s business of trademarks, service marks and trade dress of Teekay Corporation and its subsidiaries.
Termination
In the event that the Merger Agreement is terminated, the Covenant Agreement shall automatically terminate.
The Management Services Restructuring and Purchase Agreement
Concurrently with the execution of the Merger Agreement on October 4, 2021, Teekay Corporation, Opco and Parent entered into the Services Companies Purchase Agreement. Upon the terms and subject to the conditions set forth in such agreement, Parent will cause Opco to purchase from Teekay Corporation all of the equity of Teekay Corporation’s subsidiary Teekay Shipping Limited (“TSL”), following a restructuring (the “Restructuring”) of TSL and TSL subsidiaries. The purchase price for the equity of the restructured TSL is approximately $3.34 million, subject to certain adjustments as of the closing. Following the Restructuring and such purchase, (a) TSL and its subsidiaries will provide to the Partnership and its subsidiaries the comprehensive services TSL and other subsidiaries of Teekay Corporation currently provide to the Partnership and its subsidiaries pursuant to existing services agreements and (b) Teekay Corporation’s remaining subsidiaries will continue to provide existing services to Teekay Corporation, its other subsidiaries and third parties.
Restructuring of Services Companies
The Services Companies, including TSL and other Teekay Corporation subsidiaries and affiliates, currently provide, through existing services agreements, various services to the Partnership and the Partnership’s subsidiaries and joint ventures. Services currently provided by the Services Companies to the Partnership and its subsidiaries (the “TGP Services”) include, in the case of the Partnership’s subsidiaries and certain of its joint ventures, certain managerial, operational and administrative services (including vessel maintenance, crewing, crew training, purchasing, shipyard supervision, insurance and financial services) and other technical and advisory services, and in the case of the Partnership, various administrative services. The Services Companies also provide services to Teekay Corporation, its other subsidiaries and third parties (the “Non-TGP Services”).
Pursuant to the Services Companies Purchase Agreement, Teekay Corporation has agreed to implement the Restructuring as set forth in the agreement. Elements of the Restructuring include, among other things:
•
transferring from the Services Companies to other Teekay Corporation affiliates any subsidiaries, contracts, permits, equipment and other assets and personnel to the extent not relating to or used in connection with the TGP Services (together, the “Excluded Non-TGP Business”), and discharging or assuming all liabilities relating to the Excluded Non-TGP Business; and

•
taking any other actions so that TSL and its subsidiaries, following the Restructuring, hold all of the subsidiaries, contracts, permits, equipment and other assets and personnel to the extent relating to or used in connection with the TGP Services (including the incorporation of new TSL subsidiaries in specified jurisdictions).

The Services Companies Purchase Agreement also provides that, upon the closing of the transactions contemplated thereby, TSL and its subsidiaries will, among other things, have individuals employed in specified employee positions.
Teekay Corporation will use reasonable best efforts to cause the Restructuring to be completed on or prior to the Closing of the Merger. If the Restructuring is not completed by the date that would otherwise be the date of the Closing of the Merger, at Parent’s option (the “Option”), Parent and Teekay Corporation will in good faith agree on the terms of a transition services agreement to cover any portion of the Restructuring not yet completed as of the Closing, and Teekay Corporation will continue to use reasonable best efforts to cause the remaining portions of the Restructuring to be completed as soon as practicable. In addition, at the request of the Partnership, Teekay Corporation will continue to provide additional mutually agreed services to the Partnership and its subsidiaries in addition to the TGP Services after the Closing of the Merger for a period up to 12 months from the later of the closing of the Management Services Transfer and the completion of the Restructuring. Such services would be provided on commercially reasonable terms as agreed by the parties.
Certain Covenants
In addition to those relating to the Restructuring, the Services Companies Purchase Agreement sets forth other covenants and agreements, including, among others, that:
•
from October 4, 2021 until the closing of Management Services Transfer, Teekay Corporation will use reasonable best efforts to (a) maintain the existing services agreements by which the Partnership and its subsidiaries receive TGP Services and (b) ensure the continued provision of such TGP Services in accordance with such services agreements;

•
from October 4, 2021 until the closing of Management Services Transfer, Teekay Corporation will, subject to certain exceptions, (a) cause TSL and its subsidiaries to (i) operate their respective businesses in the ordinary course and (ii) use reasonable best efforts to preserve intact its business and its relationships with customers, suppliers and others having business relationships with TSL or its subsidiaries and (b) not permit TSL or its subsidiaries to take specified actions; and

•
from October 4, 2021 until the earlier of the closing of the Management Services Transfer or the termination of the Services Companies Purchase Agreement, (i) neither Teekay Corporation nor the General

Partner will, among other things and whether directly or indirectly, solicit, encourage, facilitate, engage in discussions or negotiations with, or provide any information or access to or enter into any agreement with any person or entity concerning any sale of any ownership interest in or material assets of TSL or its subsidiaries.
Conditions Precedent
The consummation of the transactions contemplated under the Services Companies Purchase Agreement is subject to customary closing conditions, including, among others, (a) the obtaining consent from the Bermuda Monetary Authority for the sale of TSL, (b) completion of the Restructuring (except as expressly provided with respect to Parent’s exercise, in its sole discretion, of the Option) and (c) that the closing under the Merger Agreement will take place concurrently with the consummation of the transactions contemplated by the Services Companies Purchase Agreement (except as expressly provided with respect to Parent’s exercise, in its sole discretion, of the Option).
Termination
The Services Companies Purchase Agreement will terminate upon, among other things, (i) termination of the Merger Agreement prior to the Effective Time or (ii) termination of the Services Companies Purchase Agreement by mutual written consent of Teekay Corporation and Parent.

PROPOSAL 2: ADJOURNMENT OF THE SPECIAL MEETING
We are asking you to approve a proposal to adjourn the Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the Merger Agreement and the Merger at the time of the Special Meeting. If Common Unitholders approve the Adjournment Proposal, we could adjourn the Special Meeting and any adjourned session of the Special Meeting and use the additional time to solicit additional proxies, including proxies from Common Unitholders that have previously returned properly executed proxies voting against approval of the Merger Agreement and the Merger. Among other things, approval of the Adjournment Proposal could mean that, even if we had received proxies representing a sufficient number of votes against approval of the Merger Agreement and the Merger such that the Merger Proposal would be defeated, we could adjourn the Special Meeting without a vote on the approval of the Merger Agreement and the Merger and seek to convince the holders of those Common Units to change their votes to vote in favor of approval of the Merger Agreement and the Merger. Additionally, we may seek to adjourn the Special Meeting if a quorum is not present.
Approval of the Adjournment Proposal requires the affirmative vote of a majority of the Common Units present in person or represented by proxy and entitled to vote on the Adjournment Proposal at the Special Meeting.
The GP Board unanimously recommends that you vote “FOR” the Adjournment Proposal

MARKET PRICE OF AND DISTRIBUTIONS ON THE COMMON UNITS
Market Price
Our Common Units are listed on the NYSE under the symbol “TGP.” As of the Record Date, there were 87,010,420 Common Units outstanding, held by approximately 9 Common Unitholders of record. As of the Record Date, Teekay Corporation and its subsidiaries held 35,958,374 Common Units, which represent approximately 41% of the outstanding Common Units.
The table below shows, for the periods indicated, the high and low sales prices for our Common Units, as reported by the NYSE, and the quarterly cash distributions on the Common Units with respect to the periods indicated:
	Common Unit Price		Cash Distributions(1)
	High	Low
Year Ended December 31, 2019
First quarter	$15.39	$10.74	$0.19
Second quarter	$15.47	$12.95	$0.19
Third quarter	$16.66	$13.26	$0.19
Fourth quarter	$16.74	$12.47	$0.19

Year Ended December 31, 2020
First quarter	$15.82	$7.00	$0.25
Second quarter	$13.53	$8.86	$0.25
Third quarter	$13.00	$10.35	$0.25
Fourth quarter	$12.72	$10.12	$0.25

Year Ending December 31, 2021
First quarter	$15.25	$11.42	$0.2875
Second quarter	$16.10	$14.04	$0.2875
Third quarter	$17.20	$13.12	$0.2875
Fourth quarter (through November 1, 2021)	$17.24	$15.55	—
(1)	Represents cash distributions attributable to the quarter. Cash distributions declared in respect of a quarter are paid in the following quarter.
The closing price of our Common Units on the NYSE on October 1, 2021, the last trading day prior to the announcement of the Merger, was $15.69 per unit. On November 1, 2021, the most recent practicable date before this proxy statement was mailed to our Common Unitholders, the closing price for our Common Units on the NYSE was $17.08 per unit. You are encouraged to obtain current market quotations for our Common Units in connection with voting your units. The Merger Consideration is fixed at $17.00 per Common Unit.
Distributions
Until the Effective Time, or the earlier termination of the Merger Agreement, Parent has agreed that the Partnership may, in accordance with the relevant provisions of the Partnership Agreement, and subject to compliance with applicable law, declare and pay, (i) quarterly distributions on the Preferred Units that are not in excess of the customary distributions in respect of such units and (ii) ordinary quarterly distributions (not to exceed $0.2875 per Common Unit per quarter) on the Common Units for which the record dates occur prior to the Effective Time (and equivalent distributions in respect of the General Partner Interest in the Partnership).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table shows Common Unit ownership on the Record Date, October 28, 2021, except as otherwise noted, by:
•	each person known to us who beneficially owned more than 5% of our Common Units; and
•	all directors and officers of our General Partner and Service Provider, as a group.
Applicable beneficial ownership percentage for our Common Units in the following table is based on 87,010,420 Common Units outstanding as of October 28, 2021.
The number of Common Units beneficially owned by each entity or person is determined under the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any Common Units as to which the individual has the sole or shared voting power or investment power and also any Common Units that the individual has the right to acquire within 60 days of October 28, 2021 through the exercise of any other right.
Identity of Person or Group	Number of Common Units Beneficially Owned	Percentage of Class Beneficially Owned(1)
Beneficial Owners of 5% or More of our Common Units:
Teekay Corporation(1), (2)	35,958,374	41.3%
FMR LLC(3)	6,900,830	7.93%
Cobas Asset Management(4)	3,446,107	3.96%
All directors and executive officers as a group (12 persons)(5)	—*	—*
*	Less than 1%
(1)	Excludes the 1.75% General Partner Interest held by our General Partner, a wholly-owned subsidiary of Teekay Corporation.
(2)	Consists of 100 Common Units held directly by Teekay Corporation and 35,958,274 Common Units held by a subsidiary of Teekay Corporation, Teekay Finance Limited.
(3)
FMR LLC has the sole dispositive power as to 6,900,830 Common Units and has sole voting power as to 621,625 of these Common Units. This information is based on the Form 13F-HR filed with the SEC on February 8, 2021.

(4)	Cobas Asset Management, SGIIC, SA has sole and shared voting power as to 3,446,107 Common Units. This information is based on the Schedule 13G/A filed with the SEC on October 28, 2021.
(5)
The directors and executive officers beneficially own, in the aggregate, less than 1% of the outstanding Common Units (excluding Common Units owned by Teekay Corporation and its subsidiaries). Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power.

OTHER MATTERS FOR ACTION AT THE SPECIAL MEETING
If any other matters are properly presented at the Special Meeting, or any adjournments of the Special Meeting, and are voted upon, including matters incident to the conduct of the meeting, the enclosed proxy will confer discretionary authority on the individuals named as proxy to vote the Common Units represented by proxy as to any other matters so long as the GP Board is not aware of any such other matter a reasonable time before the Special Meeting. As of the date of this proxy statement, the GP Board knows of no other matters that will be presented for consideration at the Special Meeting other than as described in this proxy statement. It is intended that the persons named in the enclosed proxy and acting thereunder will vote in accordance with their best judgment on any such matter.

WHERE YOU CAN FIND MORE INFORMATION
We “incorporate by reference” information into this proxy statement that we file with or furnish to the SEC, which means that we disclose important information to you by referring you to other documents filed separately with or furnished separately to the SEC. The information incorporated by reference is deemed to be part of this proxy statement, except for any information superseded by information in this proxy statement or incorporated by reference subsequent to the date of this proxy statement. This proxy statement incorporates by reference the documents set forth below. These documents contain important information about us and our financial condition and are incorporated by reference into this proxy statement.
The following filings with the SEC are incorporated by reference herein:
•	our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 1, 2021;
•	our Reports on 6-K, furnished to the SEC on May 21, 2021, August 13, 2021 and November 1, 2021; and
•	all our subsequent Reports on Form 6-K furnished to the SEC prior to the date of the Special Meeting that we identify in such Reports as being incorporated by reference into the proxy statement.
Statements contained in this proxy statement, or in any document incorporated by reference into this proxy statement regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to the full text of that contract or other document filed or furnished as an exhibit with the SEC.
We file or furnish periodic reports and other information with or to the SEC. The SEC maintains an Internet site that contains reports and other information regarding issuers that file electronically with the SEC, including us, which you can access, free of charge, at www.sec.gov. In addition, you may obtain free copies of the documents we file with the SEC by going to our Internet website at www.teekay.com. Our Internet website address is provided as an inactive textual reference only. The information provided on our Internet website is not part of this proxy statement and, therefore, is not incorporated herein by reference. You may also obtain any of the documents we file with or furnish to the SEC, without charge, by requesting them in writing or by telephone from us at Teekay LNG Partners L.P., 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton HM 08, Bermuda, Attention: Corporate Secretary, or calling our Corporate Secretary at (441) 298-2530.
Any person, including any beneficial owner, to whom this proxy statement is delivered may request copies of our periodic reports or other information concerning us, without charge, by written or telephonic request directed to our Corporate Secretary at Teekay LNG Partners L.P., 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton HM 08, Bermuda or (441) 298-2530.
If you have any questions concerning the Merger, the Special Meeting or this proxy statement, would like additional copies of this proxy statement or need help voting your Common Units, please contact our proxy solicitor:
MACKENZIE PARTNERS, INC.
1407 Broadway
New York, NY, 10018
Unitholders, Banks and Brokers Call Toll Free: (800) 322-2885

MISCELLANEOUS
Parent has supplied all of the information relating exclusively to Parent and Merger Sub in this proxy statement. You should rely only on the information contained in this proxy statement, the annexes to this proxy statement and the documents we refer to in this proxy statement to vote on the Merger Proposal. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement. This proxy statement is dated November 2, 2021. You should not assume that the information contained in this proxy statement is accurate as of any date other than that date (or as of an earlier date if so indicated in this proxy statement) and the mailing of this proxy statement to Common Unitholders does not create any implication to the contrary. This proxy statement does not constitute a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make a proxy solicitation.

ANNEX A
AGREEMENT AND PLAN OF MERGER

BY AND AMONG

STONEPEAK INFRASTRUCTURE FUND IV CAYMAN (AIV III) LP

LIMESTONE MERGER SUB, INC.

TEEKAY LNG PARTNERS, L.P.

AND

TEEKAY GP L.L.C.

DATED AS OF OCTOBER 4, 2021

A-i

A-ii

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER, dated as of October 4, 2021 (this “Agreement”), is entered into by and among Stonepeak Infrastructure Fund IV Cayman (AIV III) LP, a Cayman Islands exempted limited partnership (“Parent”), Limestone Merger Sub, Inc., a Marshall Islands corporation (“Merger Sub” and, with Parent, the “Parent Entities”), Teekay LNG Partners, L.P., a Republic of Marshall Islands limited partnership (“Partnership”), and Teekay GP LLC, a Republic of Marshall Islands limited liability company and the general partner of Partnership (“General Partner”). Parent, Merger Sub, Partnership and General Partner are each sometimes referred to as a “Party” and collectively as the “Parties”.
RECITALS
WHEREAS, the Parties intend that Merger Sub be merged with and into Partnership with Partnership surviving the Merger as a Marshall Islands limited partnership and wholly owned subsidiary of Parent (the “Merger”), in accordance with the applicable provisions of the Limited Partnership Act of the Republic of the Marshall Islands (the “LP Act”); and
WHEREAS, the Board of Directors of the General Partner (the “General Partner Board of Directors”) with “Special Approval” (within the meaning of the Existing Partnership Agreement) has (a) determined that it is fair and in the best interests of Partnership and the Common Unitholders, and declared it advisable, to enter into this Agreement, (b) consented to and approved the execution, delivery and performance of this Agreement and the transactions contemplated hereby (the “Transactions”, which for purposes of this Agreement, include the transactions contemplated under the GP Purchase Agreement and the Services Companies Restructuring and Purchase Agreement), and (c) resolved to submit this Agreement to a vote of the Common Unitholders and recommend approval of this Agreement by the Common Unitholders (together, the “General Partner Board Recommendation”); and
WHEREAS, the Board of Directors of Parent (the “Parent Board of Directors”) has approved and declared advisable this Agreement and the Transactions; and
WHEREAS, as a condition to the Parent Entities’ willingness to enter into this Agreement, one or more Persons, including Teekay Corporation, a Republic of Marshall Islands corporation (“TKC”) and/or its Subsidiaries and Affiliates, has entered into a Voting and Support Agreement, dated as of the date of this Agreement (the “Support Agreement”), pursuant to which, among other things, TKC has agreed to vote to approve the Merger and this Agreement and take certain other actions in furtherance of the Merger, in each case on the terms and subject to the conditions provided for in the Support Agreement, and TKC and Parent have entered into a letter agreement governing certain post-Closing covenants of TKC (the “Covenants Letter Agreement”); and
WHEREAS, concurrently with the execution and delivery of this Agreement, (a) Teekay Corporation, Teekay Holdings Limited and Parent, have entered into that certain Limited Liability Company Interest Purchase Agreement dated as of the date hereof (“GP Purchase Agreement”) pursuant to which General Partner Purchaser shall purchase the General Partner immediately prior to or concurrently with the Closing, and (b) Teekay Corporation, Teekay LNG Operating L.L.C.and Parent, have entered into that certain Management Services Restructuring and Purchase Agreement dated as of the date hereof (“Services Companies Restructuring and Purchase Agreement”) pursuant to which, after the specified restructuring and other actions, Services Companies Purchaser shall purchase Teekay Shipping Limited, the company that provides services to the Partnership, Partnership Subsidiaries and the Partnership JVs immediately prior to or concurrently with the Closing.
NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants, agreements and conditions contained herein, the Parties agree as follows:
AGREEMENT
ARTICLE I
THE MERGER; CERTAIN GOVERNANCE MATTERS
1.1 The Merger. Upon the terms and subject to the satisfaction or, to the extent permitted by Law, waiver of the conditions set forth in this Agreement, and in accordance with the LP Act, at the Effective Time, Merger Sub shall be merged with and into Partnership, whereupon the separate existence of Merger Sub will cease, with Partnership continuing as the surviving entity (Partnership, as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Entity”), such that immediately following the Merger, the Surviving Entity will be a wholly owned Subsidiary of Parent. The Merger shall have the effects provided in this Agreement and as specified in the LP Act.
1.2 Closing. The closing of the Merger (the “Closing”) will take place by conference call and by exchange of signature pages by email or other electronic transmission (a) on the twelfth (12th) business day after the satisfaction or, to the extent permitted by Law, waiver of the conditions set forth in Article VII (other than any such conditions that by their nature are to be satisfied at the Closing) subject to the satisfaction or, to the extent permitted by Law, waiver of all of the conditions set forth in Article VII at the Closing, or (b) at such other date as may be agreed to in writing by Partnership and Parent. The date on which the Closing actually takes place is referred to as the “Closing Date”; provided that, in no event shall the Closing occur prior to December 31, 2021.
1.3 Effective Time. As promptly as practicable on the Closing Date, the Parties shall cause a certificate of merger with respect to the Merger, in a form mutually agreed by Partnership and Parent prior to the Closing (the “Articles of Merger”) to be duly executed and filed with Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands as provided under the LP Act and make any other filings, recordings or publications required to be made by Partnership or Merger Sub under the LP Act in connection with the Merger. The Merger shall become effective at such time as the Articles of Merger is duly filed with and accepted by the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands or on such later date and time as shall be agreed to by Partnership and Parent and specified in the Articles of Merger in accordance with the LP Act (the date and time at which the Merger becomes effective being hereinafter referred to as the “Effective Time”).
1.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Articles of Merger and in the relevant provisions of the LP Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the rights, privileges, immunities, powers, purposes, property and assets of each of Merger Sub and Partnership shall vest in the Surviving Entity, and all liabilities, obligations and penalties of each of Merger Sub and Partnership shall be assumed by the Surviving Entity.
1.5 Certificate of Limited Partnership and Agreement of Limited Partnership. At the Effective Time, (i) the Certificate of Limited Partnership will remain unchanged and will be the certificate of limited partnership of the Surviving Entity until duly amended in accordance with applicable Law and (ii) the Existing Partnership Agreement will be the agreement of limited partnership of the Surviving Entity until duly amended in accordance with the terms thereof and applicable Law.
ARTICLE II
MERGER CONSIDERATION; EXCHANGE PROCEDURES
2.1 Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, Partnership, General Partner or any holder of Common Units:
(a) All of the shares of common stock of Merger Sub outstanding immediately prior to the Effective Time will be automatically converted into limited partner interests in Partnership, representing the sole limited partner interests of the Partnership excluding the Preferred Units.
(b) The General Partner Interest in Partnership issued and outstanding immediately prior to the Effective Time will remain outstanding in the Surviving Entity in the form set forth in the Existing Partnership Agreement, and General Partner, as the holder of the General Partner Interest, will continue as the sole general partner of the Surviving Entity as set forth in the Existing Partnership Agreement. At the Effective Time, the books and records of Partnership will be revised to reflect that all limited partners of Partnership immediately prior to the Effective Time (other than holders of Preferred Units) shall cease to be limited partners of Partnership pursuant to the terms of this Agreement and that Parent is the sole limited partner of Partnership, and Partnership will continue without dissolution.
(c) Each Common Unit issued and outstanding immediately prior to the Effective Time (excluding any Excluded Units) will be converted into the right to receive cash in amount of US$17.00 per Common Unit (the “Merger Consideration”), for an aggregate payment by Parent of US$1,485,776,880 for all of the Common Units (excluding any Excluded Units) inclusive of the incentive awards described in Section 2.3(d), subject to any additional units as consented to in writing by Parent pursuant to Section 5.1(b)(ii).

(d) As of the Effective Time, each Incentive Equity Award that is outstanding immediately prior to the Effective Time, whether or not vested, shall, automatically and without any action on the part of the holder thereof, be vested, cancelled and converted in settlement and cancellation thereof, into the right to receive, and the Partnership shall pay to each former holder of any such Incentive Equity Award, with respect to each Incentive Equity Award, an amount in cash equal to the product of (i) the Merger Consideration and (ii) the number of Common Units subject to such Incentive Equity Award held by such holder, less applicable withholding Taxes on the first regularly scheduled payroll date for the Partnership that is at least five (5) business days following the Effective Time, subject to the receipt of customary releases in favor of the Partnership.
(e) Notwithstanding anything to the contrary in this Agreement, at the Effective Time, all Common Units owned immediately prior to the Effective Time by Partnership or its wholly owned Subsidiaries or by Parent or its wholly owned Subsidiaries (collectively, the “Excluded Units”) will automatically be cancelled and no consideration will be received therefor.
(f) If, during the period from the date of this Agreement through the Effective Time, any change shall occur in the outstanding Common Units or securities convertible or exchangeable into Common Units by reason of any reclassification, recapitalization, stock split (including reverse stock split), stock dividend or combination, exchange, readjustment or similar transaction, then the Merger Consideration on a per unit basis shall be appropriately adjusted; provided, however, that nothing in this Section 2.1(f) shall be construed to permit the Partnership to take any action that is otherwise expressly prohibited by the terms of this Agreement.
(g) Each Preferred Unit issued and outstanding immediately prior to the Effective Time will continue to be outstanding immediately following the Merger.
2.2 Rights As Unitholders; Unit Transfers. All Common Units converted into the right to receive the Merger Consideration pursuant to Section 2.1(c) will cease to be outstanding and will automatically be canceled and will cease to exist when converted as a result of and pursuant to the Merger. At the Effective Time, each holder of a certificate representing Common Units (a “Certificate”) and each holder of non-certificated Common Units, represented by book-entry (“Book-Entry Units”) will cease to be a limited partner of Partnership and cease to have any rights with respect thereto, except the right to receive (a) the Merger Consideration, and (b) any distributions in accordance with Section 2.3(c). In addition, holders as of the relevant record date of Common Units outstanding immediately prior to the Effective Time will have continued rights to any distribution, without interest, with respect to such Common Units, with a record date occurring prior to the Effective Time that may have been declared or made by Partnership with respect to such units in accordance with the terms of the Existing Partnership Agreement and this Agreement and which remains unpaid as of the Effective Time (a “Regular Distribution”). Regular Distributions by Partnership are not part of the Merger Consideration, and will be paid on the payment date set therefor to such holders of Common Units, whether or not they exchange their Common Units, pursuant to Section 2.3. At the Effective Time, the unit transfer books of Partnership will be closed immediately and there will be no further registration of transfers on the unit transfer books of Partnership with respect to Common Units.
2.3 Exchange of Certificates.
(a) Exchange Agent. Prior to the Effective Time, Parent will appoint a commercial bank or trust company reasonably acceptable to Partnership to act as exchange agent hereunder for the purpose of exchanging Common Units for the Merger Consideration as required by this Article II (the “Exchange Agent”). On the Closing Date, promptly after the Effective Time, Parent will deposit, or cause to be deposited, with the Exchange Agent for the benefit of the holders of the applicable Common Units, for exchange in accordance with this Article II, through the Exchange Agent, cash as required by this Article II and Section 4.6. Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any distributions pursuant to Section 2.3(c). Any cash deposited with the Exchange Agent is hereinafter referred to as the “Exchange Fund.” The Exchange Agent will, pursuant to irrevocable instructions from Parent, deliver the Merger Consideration contemplated to be paid for Common Units pursuant to this Agreement out of the Exchange Fund. Except as contemplated by Sections 2.3(c) and 2.3(d), the Exchange Fund will not be used for any other purpose. The Exchange Agent shall invest all cash included in the Exchange Fund as reasonably directed by Parent; provided, however, that any investment of such cash shall be limited to (i) direct short term obligations of, or short term obligations fully guaranteed as to principal and interests by, the United States government, (ii) commercial paper obligations rated A-1 or equivalent rating, or (iii) bank accounts with commercial banks with Tier 1 Capital exceeding US$1 billion or with an average rating above investment grade. Any interest and other income resulting from such investments shall be paid to Parent or the Surviving Entity upon demand. Parent and the Surviving Entity shall promptly replace any funds deposited with the Exchange Agent lost through any investment made pursuant to this Section 2.3(a). Nothing contained herein and no investment losses resulting from investment of the Exchange Fund shall diminish the rights of any holder of Common Units to receive Merger Consideration.
(b) Exchange Procedures. Promptly after the Effective Time (and in any event within two (2) business days thereafter), Parent will instruct the Exchange Agent to mail or otherwise deliver to each record holder of Common Units as of the Effective Time (other than holders of Excluded Units and other than any holders of Book-Entry Units) (i) a letter of transmittal (specifying that in respect of certificated Common Units, delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates to the Exchange Agent, and which will be in customary form and agreed to by Parent and Partnership prior to the Effective Time) and (ii) instructions (in customary form and agreed to by Parent and Partnership prior to the Effective Time) for use in effecting the surrender of the Certificates in exchange for the Merger Consideration payable in respect of Common Units represented by such Certificates. Promptly after the Effective Time, upon surrender of Certificates, if any, for cancellation to the Exchange Agent together with such letters of transmittal, properly completed and duly executed, and such other documents as may be reasonably required pursuant to such instructions, each holder who held Common Units immediately prior to the Effective Time (other than holders of Excluded Units) will be entitled to receive upon surrender of the Certificates therefor a check in an amount equal to the aggregate amount of the cash that such holder has the right to receive with respect to such Common Units pursuant to Section 2.3(c) and Section 2.3(d). Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Units shall not be required to deliver an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article II. In lieu thereof, each holder of record of one or more Book-Entry Units, which at the Effective Time were converted into the right to receive the Merger Consideration, shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to deliver as promptly as practicable after the Effective Time, a check in an amount equal to the aggregate amount of the cash that such holder has the right to receive with respect to such Common Units pursuant to Section 2.3(c) and Section 2.3(d) in exchange for a customary letter of transmittal if reasonably requested by Parent. No interest will be paid or accrued on any Merger Consideration or any Regular Distribution. In the event of a transfer of ownership of Common Units that is not registered in the transfer records of Partnership or the Merger Consideration, as applicable, and any Parent distributions payable pursuant to Section 2.3(c) payable in respect of such Common Units may be paid to a transferee, if the Certificate representing such Common Units is presented to the Exchange Agent, and accompanied by all documents reasonably required to evidence and effect such transfer and the Person requesting such exchange will pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the delivery of the Merger Consideration, in any name other than that of the record holder of such Common Units, or will establish to the satisfaction of the Exchange Agent that such Taxes have been paid or are not payable. Until such required documentation has been delivered and Certificates, if any, have been surrendered, as contemplated by this Section 2.3, each Certificate will be deemed at any time after the Effective Time to represent only the right to receive upon such delivery and surrender the Merger Consideration, payable in respect of Common Units, and any cash or distributions to which such holder is entitled pursuant to Section 2.3(c), Section 2.3(d) and (without the necessity of such surrender) Regular Distributions.
(c) Further Rights in Common Units and Incentive Equity Awards. The Merger Consideration issued upon conversion of a Common Unit or Incentive Equity Award in accordance with the terms hereof (including any cash paid pursuant to Section 2.3(d)) and any declared distributions to be paid on Common Units will be deemed to have been issued in full satisfaction of all rights pertaining to such Common Unit.
(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Common Units after 180 days following the Effective Time will be delivered to Parent upon demand by Parent and, from and after such delivery, any former holders of Common Units who have not theretofore complied with this Article II will thereafter look only to Parent for the Merger Consideration, payable in respect of such Common Units without any interest thereon. Notwithstanding any provision of this Agreement to the contrary, (x) none of the Parent, the Surviving Entity, the Exchange Agent or any other Person shall be liable to any Person for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law, and (y) any portion of the Merger Consideration or the cash to be paid in accordance with this Article II that remains undistributed to the holders of Common Units or otherwise as of the third anniversary of the Effective Time (or immediately prior to such earlier date on which the Merger Consideration or such cash would otherwise escheat to or become the property of any Governmental Entity), shall, to the extent permitted by applicable Laws, become the property of Parent or an Affiliate thereof designated by Parent, free and clear of all claims or interest of any Person previously entitled thereto.
(e) Lost Certificates. If any Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of an indemnity agreement or a bond, in such amount reasonably determined by Parent, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, payable in respect of Common Units represented by such Certificate, and any distributions to which the holders thereof are entitled pursuant to Section 2.3(c).
(f) Withholding. Each of Parent, Merger Sub and the Exchange Agent are entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Common Units such amounts or securities as Parent, Merger Sub or the Exchange Agent determines are required to be deducted and withheld under the Code or any provision of state, local, or foreign Tax Law, with respect to the making of such payment or issuance. To the extent that amounts or securities are so deducted and withheld such amounts will be treated for all purposes of this Agreement as having been paid or issued to the holder of Common Units in respect of whom such deduction and withholding was made by Parent, Merger Sub or the Exchange Agent, as the case may be.
(g) No Dissenters Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other Transactions contemplated by this Agreement.
ARTICLE III
REPRESENTATIONS AND
WARRANTIES OF PARTNERSHIP
Except as disclosed in Partnership SEC Documents filed or furnished with the SEC since December 31, 2020 (including exhibits previously filed with the SEC and incorporated by reference therein) and publicly available at least two business days prior to the date hereof (but excluding any forward looking disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” section and any other disclosures included therein to the extent they are predictive or forward-looking in nature, and nothing disclosed in any such SEC Document shall be deemed to be a qualification or modification of the representations and warranties set forth in Section 3.2 or Section 3.10(a)) or in the corresponding section of the disclosure letter delivered by Partnership to Parent immediately prior to the execution of this Agreement (the “Partnership Disclosure Letter”) (it being agreed that disclosure of any item in any section of the Partnership Disclosure Letter shall be deemed disclosure with respect to any other section of this Article III to which the relevance of such item is reasonably apparent on its face), Partnership represents and warrants to Parent as set forth below.
3.1 Qualification, Organization, Subsidiaries, etc.
(a) Each of the Partnership, the Partnership Subsidiaries and the Partnership JVs is a legal entity duly organized, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organization, and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties, or conduct of its business, requires such qualification, except where the failure to be so organized and validly existing (solely in the case of Partnership Subsidiaries and Partnership JVs), qualified or, where relevant, in good standing, or to have such power or authority, has not had, and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect. Partnership has filed with the SEC, prior to the date of this Agreement, complete and accurate copies of the Partnership Governing Documents as amended to the date hereof. The Partnership Governing Documents are in full force and effect and the Partnership is, and at all relevant times, has been, in compliance in all material respects with the Partnership Governing Documents.
(b) The Partnership has made available to Parent a true, correct and complete copy of the Organizational Documents of each of the Partnership Subsidiaries and Partnership JVs, in each case, as amended through and in existence on the date hereof. The Organizational Documents of the Partnership Subsidiaries and Partnership JVs are in full force and effect and each relevant Partnership Subsidiary and Partnership JV is, and at all relevant times, has been, in compliance with such Organizational Documents, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact.
3.2 Capitalization.
(a) The authorized equity interests of the Partnership consist of Common Units, Series A Preferred Units, Series B Preferred Units and the General Partner Interest. As of the date of this Agreement, the issued and outstanding limited partner interests and general partner interests of Partnership consists of (i) 87,005,727 Common Units, (ii) 5,000,000 Series A Preferred Units, (iii) 6,800,000 Series B Preferred Units, (iv) a 1.75% General Partner Interest in the Partnership which includes an economic ownership interest equal to 1,555,061 general partner interest units, and (v) 392,913 Common Units underlying outstanding Incentive Equity Awards (assuming full vesting). General Partner is the sole general partner of the Partnership and owns all of the outstanding general partner interest in the Partnership. Other than Incentive Equity Awards which are subject to vesting as set forth in Section 3.2(b) below, all outstanding equity securities of the Partnership are duly authorized, validly issued, fully paid and nonassessable (except as such nonassessability may be affected by matters described in Section 51 of the LP Act) and free of preemptive rights or anti-dilutive rights (except as set forth in the Existing Partnership Agreement).
(b) The Partnership has made available to Parent summaries and other documentation which sets forth as of the date of this Agreement (i) the aggregate number of restricted units, phantom units, unit options, unit appreciation rights and other unit or cash-based awards (“Incentive Equity Awards”) that are subject to the LTIP, (ii) a list of each outstanding Incentive Equity Award granted under the LTIP and the name of the holder of such Incentive Equity Award, with the number of such Incentive Equity Awards granted, (iii) the date on which such Incentive Equity Award was granted or issued, and (iv) the applicable vesting schedule, and the extent to which such Incentive Equity Award is vested and exercisable as of the date hereof. Under the terms of the LTIP, all of the unvested Incentive Equity Awards will vest immediately on the Closing Date. With respect to each grant of Incentive Equity Awards, in all material respects, (1) each such grant was made in accordance with the terms of the LTIP, the Exchange Act and all other applicable Laws, including the rules of the NYSE, (2) each such grant was properly accounted for in accordance with GAAP in the Partnership SEC Documents (including financial statements) and all other applicable Laws, (3) each Incentive Equity Award qualifies for the Tax treatment afforded to such award in the Partnership’s Tax Returns and all of the Partnership’s SEC Documents, respectively, and (4) each Incentive Equity Award does not trigger any liability for the holder thereof under Section 409A of the Code or any similar provision in any other Tax jurisdiction.
(c) As of the date of this Agreement, except as set forth above in this Section 3.2, or as set forth on Schedule 3.2(c) of the Partnership Disclosure Letter (which sets forth a true and complete list, as of the date of this Agreement, of each Partnership Subsidiary or Partnership JV, including its jurisdiction of formation and direct or indirect ownership by the Partnership thereof), (A) there are no partnership interests, limited liability company interests or other equity securities of the Partnership, or any of the Partnership Subsidiaries or Partnership JVs held directly or indirectly by the Partnership, issued or authorized and reserved for issuance, (B) there are no outstanding options, profits interest units, phantom units, restricted units, unit appreciation rights, warrants, preemptive rights, subscriptions, calls or other Rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating the Partnership or any of its respective Subsidiaries or any Partnership JV to issue, transfer or sell any partnership or other equity interest of the Partnership or such Partnership Subsidiary or Partnership JV or any securities convertible into or exchangeable for such partnership interests or equity interests, or any commitment to authorize, issue or sell the same or any such equity securities, except pursuant to this Agreement, and (C) there are no contractual obligations of the Partnership or any of the respective Partnership Subsidiaries or any Partnership JV to repurchase, redeem or otherwise acquire any partnership interest or other equity interest in the Partnership or any of its Subsidiaries or Partnership JV or any such securities or agreements listed in clause (B) of this sentence. All of the outstanding equity interests of each of the Partnership Subsidiaries and Partnership JVs held directly or indirectly by the Partnership have been duly authorized and validly issued, are fully paid and nonassessable, and free of preemptive or anti-dilutive rights, except as set forth in the Organizational Documents of the applicable Partnership Subsidiary or Partnership JV. Neither the Partnership nor any Partnership Subsidiary owns any equity interest in any other Person (other than equity interests in its respective Partnership Subsidiaries and the Partnership JVs).
(d) Except as set forth on Schedule 3.2(d) of the Partnership Disclosure Letter, neither the Partnership nor any of the Partnership Subsidiaries or Partnership JVs has outstanding bonds, debentures, notes or other Indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the Common Unitholders or other similar common equity holders on any matter.
(e) There are no voting trusts or other agreements or understandings to which the Partnership or any of the Partnership Subsidiaries is a party with respect to the voting or registration of Common Units or other equity interest of the Partnership or any of the Partnership Subsidiaries or the Partnership JVs.
3.3 Corporate Authority Relative to this Agreement; No Violation.
(a) Each of the Partnership and the General Partner has all requisite limited partnership, limited liability company, corporate or similar power and authority to enter into this Agreements and with respect to the Partnership, assuming the Partnership Unitholder Approval is obtained, to perform its obligations hereunder and to consummate the Transactions, including the Merger. No approval by the holders of Preferred Units is required for the Partnership to perform its obligations hereunder and to consummate the Transactions, including the Merger. The execution, delivery and performance by each of the Partnership and the General Partner of this Agreement and the consummation of the Transactions have been duly and validly authorized by the General Partner Board of Directors with “Special Approval” (within the meaning of the Existing Partnership Agreement) and, except for the filing of the Articles of Merger with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands, and the consents required under the Organizational Documents of certain Partnership JVs as set forth in Schedule 3.20(a)(viii) of the Partnership Disclosure Letter, no other limited partnership, limited liability company, corporate or similar proceedings on the part of General Partner, the Partnership or any Partnership Subsidiary or Partnership JV are necessary to authorize the consummation of the Transactions other than, with respect to the Merger, obtaining the Partnership Unitholder Approval. Prior to the execution of this Agreement, the General Partner Board of Directors has unanimously adopted resolutions (A) based on the resolutions of the Conflicts Committee with “Special Approval” (within the meaning of the Existing Partnership Agreement), declaring that this Agreement and the Transactions are fair and reasonable to the Partnership and in the best interests of the Partnership and its Common Unitholders, (B) approving this Agreement and the Transactions, including the Merger, (C) authorizing the execution, delivery and performance of this Agreement, (D) directing that this Agreement be submitted for consideration at the Partnership Special Meeting, (E) making the General Partner Board Recommendation, and (F) approving the inclusion of the General Partner Board Recommendation in the Proxy Statement, in each case subject to Section 5.2, a copy of which has been made available to Parent. The Transactions will not adversely affect the rights of the limited partners holding Preferred Units. This Agreement has been duly and validly executed and delivered by each of the Partnership and the General Partner and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of each of the Partnership and the General Partner, enforceable against the Partnership and the General Partner in accordance with its terms, except that (1) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (2) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (such exceptions in clauses (1) and (2), the “Enforceability Exceptions”).
(b) Other than in connection with or in compliance with (i) the provisions of the LP Act, (ii) the Exchange Act, (iii) consents, notices and other clearances under those Antitrust Laws and any foreign direct investment laws required or reasonably advisable under applicable Laws (“Required Approvals”), including as specified as of the date hereof in Schedule 3.3(b) to the Partnership Disclosure Letter, (iv) any applicable requirements of the NYSE, and (v) the filing of the Articles of Merger with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands, no authorization, consent or approval of, or filing or notice with, any Governmental Entity is necessary, under applicable Law, for the execution and delivery by the Partnership of this Agreement or the consummation by the Partnership of the Transactions, except for (A) such authorizations, consents, approvals, filings or notices that, if not obtained or made, has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact and (B) as may arise as a result of any unique status, facts or circumstances relating to Parent or its Affiliates or Laws or Contracts binding on such Parent or its Affiliates.
(c) The execution and delivery by the Partnership of this Agreement does not, and, except as described in Section 3.3(b), the consummation of the Transactions and compliance with the provisions of this Agreement will not (i) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Partnership Material Contract, loan, Indebtedness or guarantee of Indebtedness or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise or right binding upon the Partnership or any of the Partnership Subsidiaries or Partnership JVs or result in the creation of any Lien upon any of the properties, rights or assets of the Partnership or any Partnership Subsidiaries or Partnership JVs, other than Permitted Liens or result in any “Default” or “Event of Default” (or equivalent term) (as defined in the respective Contracts governing any of Indebtedness of the Partnership, or any of the Partnership Subsidiaries or Partnership JVs the “Existing Debt Agreements”), (ii) subject to obtaining the Partnership Unitholder Approval, and the consents required under the Organizational Documents of certain Partnership JV’s as set forth in Schedule 3.20(a)(viii) of the Disclosure Letter, conflict with or result in any violation of any provision of the Partnership Governing Documents or any of the Organizational Documents of any Partnership Subsidiary or Partnership JVs, or (iii) conflict with or violate any Laws applicable to the Partnership or any of the Partnership Subsidiaries or Partnership JVs, or any of their respective properties or assets, other than in the case of clauses (i) (excluding Existing Debt Agreements and Partnership Material Contracts of the type described in Section 3.20(a)(xii) (Material Chartering Contracts)) and (iii), any such violation, breach, conflict, default, termination, modification, cancellation, acceleration, right, loss or Lien that has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact.
3.4 Reports and Financial Statements.
(a) From January 1, 2018 through the date of this Agreement, the Partnership has filed or furnished all forms, documents and reports with the SEC (such forms, documents and reports, including all exhibits, supplements and schedules thereto, the “Partnership SEC Documents”) required to be filed or furnished prior to the date hereof by it. As of their respective dates, or, if amended, as of the date of (and giving effect to) the last such amendment (and, in the case of registration statements on the date of effectiveness), each of the Partnership SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Partnership SEC Documents contained any untrue statement of any material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No executive officer of the Partnership has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. None of the Partnership SEC Documents is, as of the date of this Agreement the subject of ongoing SEC review or investigation or, to the knowledge of the Partnership, any outstanding or unresolved comments. The Partnership has, prior to the date hereof, provided Parent or its Representatives with true, correct and complete copies of all SEC comment letters received and response letters submitted and other correspondence between the SEC and General Partner, the Partnership or any Partnership Subsidiary with respect to the Partnership SEC Documents, within the year prior to the date of this Agreement to the extent such comment letters, response letters and correspondence are not publicly available. None of the Partnership Subsidiaries is currently required to file any forms, reports or other documents with the SEC under the Exchange Act.
(b) The consolidated financial statements (including all related notes and schedules) of the Partnership and the Partnership Subsidiaries included in the Partnership SEC Documents when filed (i) complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing, (ii) fairly present in all material respects the consolidated financial position of the Partnership and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations, their consolidated incomes, their consolidated changes in shareholders’ equity and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto, none of which would be material) in conformity with United States Generally Accepted Accounting Principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and (iii) were prepared from, and in accordance with, the books and records of the Partnership and the Partnership Subsidiaries.
3.5 Internal Controls and Procedures.
(a) The Partnership has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) sufficient to comply in all material respects with all legal and accounting requirements applicable to the Partnership and its Subsidiaries and as otherwise as required by Rule 13a-15 under the Exchange Act. The Partnership’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Partnership in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Partnership’s management as appropriate to allow timely decisions regarding required disclosure and to enable the Partnership’s management to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The Partnership, each Partnership Subsidiary and each of their respective officers and directors in their capacities as such are in material compliance with, and, since January 1, 2018, have materially complied with the applicable provisions of Sarbanes-Oxley Act and the Exchange Act. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, the Partnership’s management has disclosed to the Partnership’s auditors and the audit committee of the General Partner Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Partnership’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Partnership’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date hereof. The Partnership has remediated any and all significant deficiencies and all material weaknesses in the design or operations of its internal control over financial reporting that were reasonably likely to adversely affect in any material respect the Partnership’s ability to report financial information and were identified in the Partnership’s most recent evaluation of its internal control over financial reporting.
(b) Except as set forth in Schedule 3.5(b) of the Partnership Disclosure Letter, neither General Partner, the Partnership nor any Partnership Subsidiary is a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among the Partnership or a Partnership Subsidiary, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).
(c) The Partnership has not been informed by its independent registered public accounting firm that it is required to restate, and the Partnership has not restated (and does not believe it is, nor will it be, required to restate), any financial statements contained in the Partnership SEC Documents as a result of events known to the Partnership as of the date hereof in a manner that would be material to the present or future financial condition of Partnership and the Partnership Subsidiaries, taken as a whole.
3.6 No Undisclosed Liabilities. Except (a) liabilities as disclosed, accrued or reserved against in Partnership’s consolidated balance sheet (or the notes thereto) as of December 31, 2020 as included in the Partnership SEC Documents filed or furnished and publicly available at least two (2) business days prior to the date hereof, (b) for liabilities incurred in the ordinary course of business since December 31, 2020, other than those which, individually or in the aggregate, have not had, and would not reasonably be expected to have a Partnership Adverse Impact, (c) as expressly permitted or contemplated by this Agreement and (d) for liabilities which have been discharged or paid in full in the ordinary course of business prior to the date hereof, neither General Partner, the Partnership nor any

Partnership Subsidiary has any liabilities of any nature, whether or not accrued, contingent or otherwise, known or unknown, or due or to become due, of a type required to be recorded or reflected on consolidated balance sheet of the Partnership and its consolidated Subsidiaries (or in the notes thereto) prepared in accordance with GAAP (as in effect on the date of this Agreement).
3.7 Compliance with Laws; Permits.
(a) The Partnership and each Partnership Subsidiary and to the knowledge of the Partnership each Partnership JV is, and since January 1, 2018 has been, in compliance with and is not, and since January 1, 2018 has not been, in default under, or in violation of, any Laws (including Maritime Guidelines) applicable to the Partnership, such Partnership Subsidiaries or Partnership JVs or any of their respective properties or assets (including the Partnership Vessels), except where such non-compliance, default or violation has not had, and would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact. Since December 31, 2020, the Partnership has complied in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.
(b) The Partnership and the Partnership Subsidiaries are, and to the knowledge of the Partnership each Partnership JV is, and since January 1, 2018 have been, in compliance with of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, exemptions, consents, certificates, approvals and orders issued, granted or obtained by or from any Governmental Entity (including those required by Maritime Guidelines) necessary for the Partnership, the Partnership Subsidiaries and Partnership JVs to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Partnership Permits”), except where the failure to have any of the Partnership Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact. All Partnership Permits are in full force and effect, except where the failure to be in full force and effect has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact. The Partnership and each Partnership Subsidiary, and to the knowledge of the Partnership each Partnership JV, is in compliance with all Partnership Permits, except where the failure to be in compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact.
3.8 Environmental Laws and Regulations. Except for those matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact, since January 1, 2016:
(a) The Partnership, and each Partnership Subsidiary, Partnership JV and Partnership Vessel have been and are in compliance with all applicable Environmental Laws and have obtained and have been and are in compliance with all Environmental Permits necessary to conduct their respective businesses as presently conducted. All Environmental Permits necessary to conduct the respective businesses of the Partnership and each Partnership Subsidiary, Partnership JV and Partnership Vessel as presently conducted are in full force and effect, and the Partnership has no written notice or knowledge that such Environmental Permits will not be renewed in the ordinary course after the Effective Time. No Governmental Entity has begun, or to the knowledge of the Partnership, threatened in writing to begin, any action to terminate, cancel or reform any Environmental Permits necessary to conduct the respective businesses of the Partnership, each Partnership Subsidiary, Partnership JV and Partnership Vessel as presently conducted;
(b) Neither General Partner, the Partnership nor any Partnership Subsidiary has received any notice, demand, request for information, citation, summons, complaint, letter, claim or other Proceeding alleging that the Partnership or any such Partnership Subsidiary, Partnership JV or Partnership Vessel is in violation of, or liable under, any Environmental Law, no penalty has been assessed and there is no outstanding order, consent decree, writ, injunction or judgment issued by a court, Governmental Entity, authority or tribunal against General Partner, the Partnership or any Partnership Subsidiary, Partnership JV or otherwise with respect to any Partnership Vessel, in each case, with respect to matters arising out of or relating to any Environmental Law. There is no claim, action, suit, proceeding, demand, lien, investigation, request for information or other Proceeding pending, or, to the knowledge of the Partnership, threatened against General Partner, the Partnership or any Partnership Subsidiary or otherwise with respect to any Partnership Vessel with respect to any matters arising out of or relating to any Environmental Law;

(c) Neither General Partner, the Partnership nor any Partnership Subsidiary has received, entered into or agreed to, and no Partnership Vessel is subject to, any order, consent, decree, writ, injunction or judgment or is subject to any order, consent, decree, writ, injunction or judgment relating to compliance with Environmental Laws, Environmental Permits or the investigation, Release, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials;
(d) Neither General Partner, the Partnership nor any Partnership Subsidiary has assumed, by Contract, or to the knowledge of the Partnership, by operation of Law, any liability under any Environmental Law or relating to any Hazardous Materials, and neither General Partner, the Partnership nor any Partnership Subsidiary is an indemnitor in connection with any threatened or asserted claim, action, suit, proceeding, demand, lien, investigation or other Proceeding by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Materials; and
(e) Neither General Partner, the Partnership, nor any Partnership Subsidiary nor Partnership Vessel has caused, and to the knowledge of the Partnership, no third party has caused, any Release or threatened Release of a Hazardous Material, bilge water or ballast water that could reasonably be expected to result in liability to, or require investigation or remedial action by, General Partner, the Partnership, any Partnership Subsidiary or Partnership Vessel under any Environmental Law.
3.9 Employee Benefit Plans.
(a) Schedule 3.9(a) of the Partnership Disclosure Letter sets forth, as of the date hereof, a true, correct and complete list of each material Partnership Benefit Plan. With respect to each material Partnership Benefit Plan, the Partnership has made available to Parent true, correct and complete copies of (or, to the extent no such copy exists, a written summary of), in each case, to the extent applicable, (i) the current plan document and, to the extent available, the summary plan description; (ii) the most recent audited financial statement and actuarial valuation; (iii) all material filings and correspondence with any Governmental Entity, including any required filings or schedules and any communications with any Governmental Entity regarding the qualified status of each such material Partnership Benefit Plan; (iv) all material related insurance contracts which implement each such material Partnership Benefit Plan; and (v) any documents with respect to any material Partnership Benefit Plans that are required to be prepared or filed under the applicable Laws of a non-U.S. jurisdiction.
(b) (i) Except as has not and would not, individually or in the aggregate, reasonably be expected to have a Partnership Adverse Impact, each of the Partnership Benefit Plans is and has been established, operated, maintained, funded and administered in compliance with its terms and in accordance with applicable Laws and applicable regulatory or authoritative guidance; (ii) no Partnership Benefit Plan is a defined benefit plan, is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code or is a “multiemployer pension plan” (as such term is defined in Section 3(37) of ERISA) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA or Section 413(c) of the Code; (iii) no Partnership Benefit Plan provides benefits, including death or medical or other welfare benefits (whether or not insured), with respect to current or former employees or directors of the Partnership or its Subsidiaries beyond their retirement or other termination of service, other than, and solely to the extent of, coverage mandated by applicable Law for which the cost is borne entirely by the covered Person; (iv) no material liability has been incurred by the Partnership, any of its Subsidiaries or any of their respective Affiliates (including ERISA Affiliates) that has not been satisfied in full, and no condition exists that is likely to cause the Partnership, any of its Subsidiaries or any of their Affiliates to incur a liability thereunder or in respect thereof; (v) except as would not, individually or in the aggregate, reasonably be expected to have a Partnership Adverse Impact, all contributions, reimbursements or other amounts payable by the Partnership or its Subsidiaries pursuant to each Partnership Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or applicable international accounting standards and there are no pending, or to the knowledge of the Partnership, threatened claims, actions, investigations, litigations, proceedings, audits or other Proceedings (other than routine claims for benefits) with respect to any of the Partnership Benefit Plans or any trusts related thereto; and (vi) neither the Partnership nor any of its Subsidiaries has any current or contingent liability or obligation as a result of at any time being treated as a single employer under applicable Law with any other Person.
(c) Each of the Partnership Benefit Plans intended to be “qualified” for Tax or regulatory purposes has received a current favorable determination letter, opinion letter or other authoritative communication from the applicable Governmental Entity as to its qualification, and there are no existing circumstances or any events that have occurred that would adversely affect the qualified status of any such plan or that would subject the Partnership to any Tax, fine, lien, penalty or other liability.
(d) Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will (i) result in any payment (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code or any other applicable Law), forgiveness of Indebtedness or otherwise) becoming due to any current or former director or any employee or other individual service provider of General Partner, the Partnership or any Partnership Subsidiary under any Partnership Benefit Plan or otherwise, (ii) increase any benefits or compensation otherwise payable under any Partnership Benefit Plan or (iii) result in any acceleration of the time of payment, funding or vesting of, or result in the forfeiture of, any such benefits.
(e) Each Partnership Benefit Plan that is subject to Section 409A of the Code has been maintained and operated in documentary and operational compliance in all material respects with Section 409A of the Code and applicable guidance thereunder. The Partnership is not a party to nor does it have any obligation under any Partnership Benefit Plan to compensate, indemnify or reimburse any person for Taxes payable pursuant to applicable Law, including Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.
3.10 Absence of Certain Changes or Events.
(a) Since January 1, 2020, there has not occurred any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact.
(b) Since December 31, 2020 through the date of this Agreement, except as set forth on Schedule 3.10(b) of the Partnership Disclosure Letter, (i) the business of the Partnership and the Partnership Subsidiaries has been conducted, in all material respects, in the ordinary course of business and (ii) neither General Partner, the Partnership nor any Partnership Subsidiary has taken any action (or with respect to any Partnership JV, taken or refrained from taking any action) that would have constituted a breach of Section 5.1(b) had such action been taken after the execution of this Agreement without the prior written consent of Parent.
3.11 Investigation; Litigation. (a) There is no investigation or review pending (or, to the knowledge of the Partnership, threatened) by any Governmental Entity with respect to General Partner, the Partnership any Partnership Subsidiary (or to the knowledge of the Partnership any Partnership JV) or any of their respective properties, rights or assets, or, to the knowledge of the Partnership, any of their current or former directors or executive officers, and (b) there are no claims, actions, suits or other Proceedings pending (or, to the knowledge of the Partnership, threatened) against General Partner, the Partnership, any Partnership Subsidiary or any Partnership JV or any of their respective properties, rights or assets which, in the case of clause (a) or (b), would reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact, or as of the date hereof challenging the validity or propriety of the Transactions contemplated by this Agreement (including under the GP Purchase Agreement). Neither General Partner, the Partnership, any Partnership Subsidiary, nor any Partnership JV is subject to any judgment, order, injunction, ruling or decree of a Governmental Entity which would reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact. As of the date hereof, there are no claims, actions, suits or other Proceedings pending (or, to the knowledge of the Partnership, threatened) that challenge or seek to prevent, enjoin, alter or materially delay, or recover any damages or obtain any other remedy in connection with, this Agreement or the Transactions.
3.12 Tax Matters. Except as would not have a Partnership Adverse Impact:
(i) all Tax Returns that are required to be filed by or with respect to Partnership or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and accurate. Partnership has made available to Parent true and correct copies of all such income or franchise Tax Returns for the three (3) year period preceding the Closing Date;
(ii) Partnership and its Subsidiaries have timely and properly paid all Taxes due and owing by any of them, including any Taxes required to be withheld from amounts owing to any Person (in each case, whether or not shown on any Tax Return), other than Taxes that are being contested in good faith through appropriate proceedings and for which adequate reserves have been established in accordance with GAAP on the financial statements of Partnership and its Subsidiaries, and have complied with all reporting requirements (including maintenance of required records with respect thereto) with respect to such payments;
(iii) since the date of Partnership’s last audited financial statements, neither Partnership nor any of its Subsidiaries has incurred liability for Taxes outside its ordinary course of business, and the consolidated balance sheet (or the notes thereto) as of December 31, 2020 included in the Partnership SEC Documents properly reflects the accrual of the Tax liability of Partnership and its Subsidiaries with respect to the period between the last audited financial statements and such date;
(iv) neither Partnership nor its Subsidiaries is delinquent in the payment of any Tax, nor is there any Tax deficiency outstanding, assessed or proposed, except as set forth in Schedule 3.12(c)(iv) of the Partnership Disclosure Letter. There is not pending, or threatened in writing, any audit, examination, investigation or other proceeding with respect to any Taxes of Partnership or any of its Subsidiaries;
(v) neither Partnership nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes, or agreed to any extension of time with respect to a Tax assessment or deficiency;
(vi) neither Partnership nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of U.S. state, local, or non-U.S. Law) in the three (3) years prior to the date of this Agreement;
(vii) no claim has been made in writing by a tax authority in a jurisdiction where any of Partnership or its Subsidiaries does not file Tax Returns that such Person is or may be subject to taxation by that jurisdiction, except as set forth in Schedule 3.12(c)(iv) of the Partnership Disclosure Letter;
(viii) neither Partnership nor any of its Subsidiaries will be required to include any item of income in taxable income, or exclude any item of deduction from taxable income, or make any adjustment under Section 481 of the Code (or any corresponding provision of U.S. state, local or non-U.S. income Tax Law) for any taxable period (or portion thereof) ending after the Closing Date as a result of (A) any installment sale, intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any corresponding provision of U.S. state, local or non-U.S. income Tax Law), or open transaction disposition made by Partnership or any of its Subsidiaries on or prior to the Closing Date, (B) any prepaid amount received by Partnership or any of its Subsidiaries on or prior to the Closing Date, (C) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of U.S. state, local or non-U.S. income Tax Law) entered into on or prior to the Closing Date, (D) any “gain recognition agreement” or “domestic use election” (or analogous concepts under U.S. state, local or non-U.S. income Tax Law), (E) a change in the method of accounting by Partnership or any of its Subsidiaries for a period ending prior to or including the Closing Date, or (F) election under Section 965 of the Code (or any corresponding provision of U.S. state, local or non-U.S. income Tax Law). Neither Partnership nor any of its Subsidiaries has deferred, pursuant to the CARES Act, any Taxes which have not been paid;
(ix) Except as set forth in Schedule 3.12(a)(ix) of the Partnership Disclosure Letter, none of Partnership or any of its Subsidiaries is (i) a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than any customary Tax indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes), (ii) is liable for Taxes of any other Person (other than Partnership and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any corresponding provision of U.S. state, local or non-U.S. income Tax Law) or as a transferee or successor or by Contract (other than any customary Tax indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes), or (iii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was or is Partnership or any of its Subsidiaries;
(x) there are no Liens for Taxes upon any property or assets of Partnership or any of its Subsidiaries, except for the Permitted Liens;
(xi) for U.S. federal income Tax purposes, Partnership is treated as a corporation that is not, and was not in a prior period, a “controlled foreign corporation” within the meaning of section 957 of the Code or a “passive foreign investment company” within the meaning of Section 1297 of the Code. In addition, Partnership is not now subject to the requirements of section 7874 of the Code as an “expatriated entity” and, without having undertaken any special diligence of Parent’s structure, Partnership is not aware of any reason why as a result of the Transactions contemplated under this Agreement it would become subject to the requirements of section 7874 as an “expatriated entity” in any subsequent period; and
(xii) neither Partnership nor any of its Subsidiaries has entered into any “reportable transaction” within the meaning of U.S. Treasury Regulations Section 1.6011-4(b) (or any similar provision of U.S. state, local or non-U.S. Law).
3.13 Labor Matters.
(a) Partnership, the Partnership Subsidiaries and the Partnership JVs are, and since January 1, 2018 have been, in compliance with all applicable Laws of any federal, state or local government or any subdivision thereof or of any foreign government respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health, including but not limited to the Immigration Reform and Control Act, the Worker Adjustment Retraining and Notification Act, any Laws respecting employment discrimination, sexual harassment, disability rights or benefits, equal opportunity, plant closure issues, affirmative action, workers’ compensation, labor relations, employee leave issues, wage and hour standards, classification of workers, occupational safety and health requirements and unemployment insurance and related matters, except where any such failure to be in compliance has not had, or would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact.
(b) Except as set forth in Schedule 3.13(b) of the Partnership Disclosure Letter neither General Partner, the Partnership, nor any Partnership JV or any Partnership Subsidiary is a party to or bound by any collective bargaining agreement (including any such agreement applicable at a national or industry-wide level) or relationship with any labor organization in the United States or any works council or employee representative body outside of the United States.
(c) There is no unfair labor practice charge pending or, to the knowledge of the Partnership, threatened which if determined adversely to Partnership or any of its Subsidiaries or the Partnership JVs would reasonably be expected to have a Partnership Adverse Impact. Neither Partnership nor any Partnership Subsidiary or Partnership JV is subject to a pending or, to the knowledge of Partnership, threatened, labor dispute, strike, lockout, slowdown, walkout or work stoppage, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact, nor has Partnership, any of its Subsidiaries or any Partnership JV experienced any such labor dispute, strike, slowdown, walkout or work stoppage since January 1, 2018. Other than as set forth in Schedule 3.13(c) of the Partnership Disclosure Letter, to the knowledge of Partnership, there are no organizational campaigns, petitions or other activities or proceedings of any labor union, workers’ council or labor organization seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of Partnership or any of its Subsidiaries or the Partnership JVs or to compel Partnership or any of its Subsidiaries or the Partnership JVs to bargain with any such labor union, works council or labor organization presently being made or threatened, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of Partnership or any of its Subsidiaries or Partnership JVs, nor has the Partnership, any of its Subsidiaries or any Partnership JV experienced any such labor activity since January 1, 2018, except for those the formation of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact.
(d) The Transactions contemplated by this Agreement (including under the GP Purchase Agreement) will not require the consent of, or advance notification to, any works councils, unions or similar labor organizations with respect to employees of Partnership or any of its Subsidiaries or Partnership JVs, except for where the failure to obtain any such consent or make any such advance notifications has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact.
(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact, the businesses of Partnership, each Partnership Subsidiary and each Partnership JV are, and since January 1, 2018 have been conducted in compliance with all applicable Laws pertaining to the privacy, data protection and information security of employee information.

3.14 Intellectual Property.
(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact, Schedule 3.14(a) of the Partnership Disclosure Letter sets forth a true and complete list of all Partnership Intellectual Property as of the date of this Agreement, including: (i) all Intellectual Property that has been registered, issued or filed with or by any Governmental Entity or quasi-public legal authority or by a domain name registrar, or any applications for any of the foregoing (“Partnership Registered Intellectual Property”); and (ii) material unregistered Trademarks, material unregistered proprietary Software and other material unregistered Intellectual Property, in each case, that constitute Partnership Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact, with respect to each item of the Partnership Registered Intellectual Property, all necessary registration, maintenance and renewal fees have been paid, and all necessary documents and certificates have been filed with the United States Patent and Trademark Office, United States Copyright Office or equivalent authority or registrar anywhere in the world, as the case may be, for the purposes of maintaining, and perfecting Partnership’s or the applicable Partnership Subsidiary’s ownership of, such Partnership Registered Intellectual Property.
(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact; (i) Partnership or a Partnership Subsidiary possesses valid rights to use, and immediately after Closing will exclusively own or otherwise possess valid rights to use, all Intellectual Property and IT Systems used in the operation of their respective businesses as currently conducted free and clear of all Liens other than Permitted Liens; (ii) each item of registered or issued Partnership Registered Intellectual Property is subsisting, and, to the knowledge of the Partnership, valid and enforceable; (iii) there are no pending or, to the knowledge of Partnership, threatened claims, actions, suits or other Proceedings against Partnership, its Subsidiaries or any Partnership JV (or the General Partner with respect to Partnership, its Subsidiaries or any Partnership JV) by any Person (A) alleging infringement, misappropriation or other violations by Partnership or its Subsidiaries (or the General Partner with respect to Partnership or its Subsidiaries) of any third party’s Intellectual Property or (B) challenging the ownership, validity or enforceability of any Partnership Intellectual Property; and (iv) the conduct of the businesses of Partnership, its Subsidiaries and the Partnership JVs (or the General Partner with respect to Partnership, its Subsidiaries or any Partnership JV), in the past six (6) years has not infringed, misappropriated or otherwise violated, and as of the Closing does not infringe, misappropriate or otherwise violate, any third party’s Intellectual Property and, to the knowledge of the Partnership, no third party is infringing, misappropriating or violating any Partnership Intellectual Property.
(c) Partnership, the Partnership Subsidiaries and the Partnership JVs (and the General Partner with respect to Partnership, its Subsidiaries or any Partnership JV) have taken commercially reasonable efforts to protect the confidentiality of Partnership’s, the Partnership Subsidiaries’, and the Partnership JV’s material Trade Secrets and any Trade Secrets provided to Partnership or the Partnership Subsidiaries under conditions of confidentiality, and there has been no unauthorized access to or disclosure or use of same.
3.15 Data Privacy and Cybersecurity.
(a) Except for those matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact, Partnership, the Partnership Subsidiaries and the Partnership JVs (and the General Partner with respect to Partnership, its Subsidiaries or any Partnership JV) are in compliance with all applicable Privacy Laws. Partnership, the Partnership Subsidiaries and Partnership JVs (and the General Partner with respect to Partnership, its Subsidiaries or any Partnership JV) have not received any written notice of any claims, actions, suits, investigations or other Proceedings related to, or alleged violations of, or been charged with, violation of any Privacy Laws.
(b) The Partnership, the Partnership Subsidiaries and the Partnership JVs (and the General Partner with respect to Partnership, its Subsidiaries or any Partnership JV) have caused to be implemented commercially reasonable administrative, physical, organizational, and technical safeguards, including disaster recovery and incident response plans, (i) to protect the integrity, continuous operation and security of the information technology systems (including hardware, computers, Software, websites, applications networks, systems, servers, and network, telecommunications, and peripheral devices, equipment, assets, systems and services) (collectively, “IT Systems”) owned, leased or used by or on behalf of Partnership or any of the Partnership Subsidiaries or the Partnership JVs (“Partnership IT Systems”), and (ii) to protect the confidentiality, integrity, and availability of all Trade Secrets and the Personal Information stored therein.

(c) Except for those matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact, since January 1, 2018, (i) to the knowledge of the Partnership. there has been no unauthorized access to any Partnership IT Systems, nor any breach, loss, theft, or unauthorized or unlawful corruption, access to or Processing, or the rendering unavailable or not accessible (including through a ransomware attack) of Trade Secrets or Personal Information Processed by or on behalf of General Partner, Partnership or any Partnership Subsidiary nor (ii) has General Partner, Partnership, any Partnership Subsidiary or any Partnership JV notified, or been required by applicable Privacy Law or contract to notify in writing, any person or entity of any Personal Information or information security-related incident.
(d) Except for those matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact, the integrity and availability of the Partnership IT Systems have not been compromised and the Partnership IT Systems do not contain any disabling codes or instructions, “time bombs”, “Trojan horses”, “back doors”, “trap doors”, “worms”, viruses, bugs, faults or other Software routines that could (i) significantly disrupt or adversely affect the operation of the businesses or the functionality of any Partnership IT Systems or (ii) enable or assist any Person to access, without authorization, any Partnership IT Systems or the Trade Secrets or Personal Information stored therein.
3.16 Real Property; Tangible Property.
(a) Neither Partnership, the Partnership Subsidiaries, nor the Partnership JVs (i) owns, or has ever owned, any real property or (ii) is party to a Contract to purchase any real property.
(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact, (i) each material lease, sublease and other agreement (each, a “Partnership Lease”) under which Partnership or any of its Subsidiaries (or any Partnership JVs) uses or occupies or has the right to use or occupy any real property at which the operations of Partnership and its Subsidiaries (or any Partnership JVs) are conducted as of the date hereof (the “Partnership Leased Real Property”), is valid, binding and in full force and effect, subject to the Enforceability Exceptions, (ii) no uncured default on the part of Partnership or, if applicable, its Subsidiary or any Partnership JVs, or, to the knowledge of Partnership, the landlord thereunder exists with respect to any Partnership Lease and (iii) neither the execution and delivery of this Agreement nor the consummation of the Transactions will, with or without notice, the passage of time, or both, give rise to any default under any Partnership Lease. A true, complete and correct copy of each Partnership Lease has been made available to Parent and a list thereof is set forth on Schedule 3.16(b) of the Partnership Disclosure Letter. Except as would not, individually or in the aggregate, reasonably be expected to have a Partnership Adverse Impact, to the knowledge of the Partnership, the buildings, structures and systems occupied by Partnership on the Partnership Leased Real Property are structurally sound, in good operating condition and repair, normal wear and tear excepted, and free of any known latent defects and adequate for the current uses to which they are being put by Partnership and its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact, the Partnership and each of its Subsidiaries (or any of the Partnership JVs ) has a valid leasehold interest in or contractual right to use or occupy, subject to the terms of the applicable Partnership Lease, the Partnership Leased Real Property, free and clear of all Liens, except for the Permitted Liens. Except as would not, individually or in the aggregate, reasonably be expected to have a Partnership Adverse Impact, there are no condemnation proceedings pending or, to the knowledge of Partnership, threatened with respect to any Partnership Leased Real Property.
(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact, Partnership or a Partnership Subsidiary (or a Partnership JVs ) is the sole owner and has good, valid and marketable title to, or in the case of leased personal property assets, valid leasehold interests in, all material tangible personal property currently used in the operation of the businesses of Partnership and the Partnership Subsidiaries and, to the knowledge of the Partnership the Partnership JVs including the Partnership Vessels, free and clear of any Liens, except Permitted Liens. The material tangible personal property currently used in the operation of the businesses of Partnership and the Partnership Subsidiaries is in good working order (reasonable wear and tear excepted) and is maintained consistently with industry standards, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact.

3.17 Maritime Matters.
(a) Schedule 3.17(a) of the Partnership Disclosure Letter sets forth a true, correct and complete list of the vessels owned by the Partnership, or any Partnership Subsidiary or Partnership JV (the vessels required to be scheduled thereon, the “Partnership Vessels”). Vessel certificates for each of the Partnership Vessels which set forth Partnership Vessel information including its name, registered owner, time charter attached to it as of the date hereof (if applicable), its manager, International Maritime Organization number, flag, type, date of the delivery, shipbuilder, depth, capacity (gross tonnage or deadweight tonnage, as specified therein), net tonnage, the pool in which entered (if applicable) and class, along with Transcripts of Registry or Certificates of Ownership and Encumbrance for each Partnership Vessel have been made available to Parent. Each Partnership Vessel is, in all material respects, lawfully documented and registered in the name of its registered owner under the Laws where such vessel is registered and each such vessel and owner of such vessel complies in all material respects with all applicable Laws to which such vessel may be registered.
(b) Each Partnership Vessel is operated in compliance with all applicable Maritime Guidelines and Laws, except where such failure to be in compliance would not have a Partnership Adverse Impact. The Partnership or its applicable Partnership Subsidiary or Partnership JV as applicable is qualified to own and operate the Partnership Vessels under applicable Laws, including the Laws of each Partnership Vessel’s flag state, except where such failure to be qualified would not have a Partnership Adverse Impact.
(c) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact, (i) each Partnership Vessel (A) is duly registered under the flag set forth in Schedule 3.17(a) of the Partnership Disclosure Letter, (B) is seaworthy and maintained in class, (C) has all national and international operating and trading certificates and endorsements (for the avoidance of doubt such certificates and endorsements may be extended due to delays in the ordinary course as a result of trading patterns, surveyor availability, COVID-19 Measures, drydock availability and/or similar operational matters), that are required for the operation of such Partnership Vessel in the trades and geographic areas in which it is operated, each of which is valid, and (D) has been classed by a classification society that is a member of the International Association of Classification Societies, and is fully in class with no significant material recommendations or notations, and (ii) no event has occurred and no condition exists that would cause any Partnership Vessel’s classification society to be suspended or withdrawn and all events and conditions that are required to be reported as to the class have been disclosed and reported to such Partnership Vessel’s classification society.
(d) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact, (i) there has not been any incident on or with respect to any Partnership Vessel since the date of its most recent Inspection or, with respect to any Partnership Vessel which has not been inspected, since the date of this Agreement and (ii) the Partnership Vessels are in substantially the same condition as at the date of their respective Inspection or the date of this Agreement, subject to fair wear and tear.
(e) Prior to the date hereof, Partnership has made available to Parent or its Representatives, true, correct and complete copies of recent class, port state control or flag inspection reports related to each Partnership Vessel.
3.18 Opinion of Financial Advisor. The Conflicts Committee has received the opinion of Houlihan Lokey Capital, Inc. to the effect that, as of the date thereof and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, each as set forth therein, the Merger Consideration to be received in the Transactions by the holders of the Common Units other than the General Partner and its Affiliates is fair, from a financial point of view, to such holders. The General Partner Board of Directors has received the opinion of Morgan Stanley & Co. LLC (“Morgan Stanley”) to the effect that, as of the date thereof, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley, as set forth in Morgan Stanley’s written opinion, the Merger Consideration to be received by the holders of Common Units is fair from a financial point of view to such holders of Common Units (other than Teekay Corporation and Parent and its affiliates). Copies of such opinion will be promptly made available to Parent for information purposes only following the execution and delivery of this Agreement.

3.19 Required Vote; Takeover Statutes.
(a) The Partnership Unitholder Approval and the Bondholder Consent are the only votes or consents of holders of Partnership securities required to adopt this Agreement and to consummate the Transactions.
(b) No Takeover Statute is applicable to the Transactions.
3.20 Material Contracts.
(a) Except for this Agreement, Schedule 3.20 of the Partnership Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of each Contract described below in this Section 3.20(a) under which General Partner, Partnership, any Partnership Subsidiary or any Partnership JVs has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which any of their respective properties or assets is subject, in each case as of the date of this Agreement (all Contracts of the type described in this Section 3.20(a) being referred to herein as the “Partnership Material Contracts”):
(i) (A) any joint venture, partnership or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company (including the Partnership JVs) or any research and development project Contract, and (B) any shareholders, investors rights, registration rights or similar agreement or arrangement with or relating to the Partnership Subsidiaries;
(ii) any Contract that (A) provides for the acquisition or divestiture of any vessel or any other material asset, including any Partnership Vessel (other than acquisitions or dispositions of inventory in the ordinary course of business) or business (whether by merger, sale of equity, sale of assets or otherwise) and (B) contains outstanding obligations that are material to Partnership and its Subsidiaries, taken as a whole;
(iii) any Contract (excluding non-exclusive licenses for uncustomized, commercially available “off the shelf” Software or IT Systems (in each case, in object code form, if applicable) licensed pursuant to standard terms and conditions with annual or aggregate payments of greater than US$150,000 under which General Partner, Partnership, any Partnership Subsidiary or any Partnership JV is granted any license or other rights with respect to any Intellectual Property or IT Systems of a third party (including by means of covenants not to sue or software-as-a-service agreements), which Contract or Intellectual Property is material to Partnership, the Partnership Subsidiaries or the Partnership JVs;
(iv) any Contract under which General Partner, Partnership, any Partnership Subsidiary or any Partnership JV has granted to a third party any license or other rights with respect to any Partnership Intellectual Property (including by means of covenants not to sue), which Contract or Intellectual Property is material to Partnership, the Partnership Subsidiaries or the Partnership JVs (excluding non-exclusive licenses granted in the ordinary course of business (A) to customers or (B) to service providers for use for the benefit of Partnership, the Partnership Subsidiaries or the Partnership JVs);
(v) any Contract with any Governmental Entity;
(vi) each Contract that (A) limits in any material respect the freedom of Partnership or any of its Affiliates to solicit any client or customer, or to compete in any line of business or geographic region, or with any Person, including any Contract (1) that requires Partnership and its Affiliates to work exclusively or preferentially with any Person in any line of business or geographic region, (2) which by its terms would so limit the freedom of Parent and its Affiliates after the Effective Time or (3) contains a “most favored nation” provision in favor the other party or (B) is a requirements or “take or pay” Contract or (C) requires Partnership to purchase a minimum amount of a particular product from a supplier, in the case of clauses (B) and (C) that is material to Partnership and its Subsidiaries, taken as a whole;
(vii) any Contract with (A) any Person that, by itself or together with its Affiliates or those acting in concert with it, beneficially owns, or has the right to acquire beneficial ownership of, at least five percent (5%) of the Common Units or (B) any Affiliates of Partnership (other than Partnership Subsidiaries);

(viii) all material Contracts, obligations or commitments (w) with change of control provisions that are triggered, (x) that otherwise require consent, (y) grant a right to terminate, accelerate or otherwise amend the terms of an existing or contemplated Contract, or (z) that result in any payment becoming due from the Partnership or a Partnership Subsidiary or Partnership JV, in each case, as a result of the Transactions;
(ix) any shareholders, investors rights, registration rights or similar agreement or arrangement with or relating to Partnership;
(x) any Contract involving the settlement of any Proceeding or threatened Proceeding (or series of related Proceedings) (A) which (x) will involve payments after the date hereof, or involved payments, in excess of US$5,000,000 or (y) will impose, or imposed, monitoring or reporting obligations to any other Person outside the ordinary course of business or material restrictions on General Partner, Partnership, any Partnership Subsidiary or any Partnership JVs (including any restrictions on exploitation of Partnership Intellectual Property) or (B) with respect to which material conditions precedent to the settlement have not been satisfied;
(xi) (A) any loan Contracts, notes, letters of credit and other evidences of Indebtedness in excess of US$5,000,000, (B) any mortgages, pledges and other evidences of liens securing such obligations or any material real or other property and (C) any guarantees supporting such obligations and financing Contracts including change of control provisions, other than Contracts solely among Partnership and any wholly owned Partnership Subsidiary;
(xii) any Contract that relates to the time or bareboat chartering (including time charters, bareboat charters, contracts of affreightments or similar agreements with Governmental Entities), management (technical and/or commercial), crewing, operation, maintenance, dry docking, stacking, finance leasing (including sale/leaseback or similar arrangements) or pooling of any Partnership Vessel that has resulted in payments to or by General Partner, Partnership, any Partnership Subsidiary or any Partnership JVs of more than US$5,000,000 in the aggregate for the prior fiscal year;
(xiii) any ship-sales, memorandum of agreement or other vessel acquisition Contract entered into since January 1, 2020 other than with respect to the Partnership Vessels and any Contract entered into since January 1, 2020 with respect to the construction of vessels that will become Partnership Vessels and the financing thereof, including performance guarantees, counter guarantees, refund guarantees, supervision agreements and plan verification services agreements;
(xiv) any Contract with a Partnership Material Supplier;
(xv) any Contract pursuant to which General Partner, Partnership or any Partnership Subsidiary spent or received, in the aggregate, more than US$5,000,000 during the twelve (12) months prior to the date hereof or could reasonably be expected to spend or receive, in the aggregate, more than US$2,000,000 during the twelve (12) months immediately after the date hereof (including any Contract relating to any future capital expenditures by Partnership or any of its Subsidiaries and excluding any voyage charters);
(xvi) any Contract not otherwise described in any other subsection of this Section 3.20(a) that would constitute a “material contract” (as such term is defined in Item 601(b) of Regulation S-K of the SEC) with respect to Partnership; and
(xvii) any collective bargaining agreement.
(b) Partnership has provided to Parent prior to the date of this Agreement a true, correct and complete copy of each Partnership Material Contract as in effect on the date of this Agreement. Neither General Partner, Partnership, any Partnership Subsidiary, nor to its knowledge any Partnership JVs is in breach of or default under the terms of any Partnership Material Contract (and no event has occurred that with the lapse of time or the giving of notice or both would constitute such breach or default thereunder), in each case except where such breach or default has not had or would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact. To the knowledge of Partnership, no other party to any Partnership Material Contract is in, or is alleged to be in, breach of or default under the terms of any Partnership Material Contract (and no event has occurred that with the lapse of time or the giving of notice or both would constitute such breach or default thereunder), in each case except where such breach or default has not had or would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact. Except as would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact, each Partnership Material Contract is a valid and binding obligation of Partnership, the Partnership Subsidiary or the Partnership JV which is party thereto and, to the knowledge of Partnership, of each other party thereto, and is in full force and effect, subject to the Enforceability Exceptions. There are no material disputes pending or, to the knowledge of Partnership, threatened with respect to any Partnership Material Contract and neither General Partner, Partnership nor any Partnership Subsidiary has received any written notice of the intention of any other party to a Partnership Material Contract to terminate for default, convenience or not renew any Partnership Material Contract, nor to the knowledge of Partnership, is any such party threatening to do so.
3.21 Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact, (a) all current, material insurance policies (or replacements thereof) and Contracts of Partnership, its Subsidiaries and the Partnership JVs are in full force and effect and are valid and enforceable and cover against the risks as are customary in all material respects for companies of similar size in the same or similar lines of business and as required by applicable Law and the Partnership Material Contracts (and the material contracts and operations of the Partnership JVs) and (b) all premiums due thereunder have been timely paid. Neither Partnership nor any of its Subsidiaries has received notice of cancellation or termination with respect to any material third party insurance policies or Contracts, including the Partnership JVs (other than in connection with normal renewals of any such insurance policies or Contracts) where such cancellation or termination has had or would reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact.
3.22 Finders and Brokers. Neither the General Partner, the Partnership nor any Partnership Subsidiary has employed, nor has any Person employed on behalf of Partnership or a Partnership Subsidiary, any investment banker, broker, finder or similar Person in connection with the Transactions, other than as set forth in Schedule 3.22 of the Partnership Disclosure Letter, who might be entitled to any fee, commission or other payment in connection with or upon consummation of the Merger. Partnership has made available to Parent a true, correct and complete copy of any engagement letter or other Contract between General Partner, Partnership or any Partnership Subsidiary and each of the Persons set forth in Schedule 3.22 of the Partnership Disclosure Letter relating to any of the Transactions.
3.23 FCPA and Anti-Corruption. Except for those matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Partnership Adverse Impact or except as set forth in Section 3.23 of the Partnership Disclosure Letter:
(a) in the last five (5) years, neither the General Partner, the Partnership nor any Partnership JV or Partnership Subsidiary, nor any director, officer, manager or employee (when acting in their role as director, officer, manager or employee) of such Person, or, to Partnership’s knowledge, any of its agents, representatives, contractors, sales intermediaries or other third party, in each case, acting on behalf of such Person, has violated, conspired to violate, or aided and abetted the violation of the FCPA or made a material violation of any other applicable Bribery Legislation (in each case to the extent applicable);
(b) neither General Partner, the Partnership nor any Partnership JV or Partnership Subsidiary, nor any director, officer, manager or employee of such Person, are, or in the past five (5) years have been, subject to any actual, pending, or, to the Partnership’s knowledge, threatened civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, other Proceedings, demand letters, settlements or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving General Partner, Partnership or any Partnership Subsidiary or Partnership JV in any way relating to applicable Bribery Legislation, including the FCPA and to the knowledge of General Partner, Partnership, or any Partnership Subsidiary, there are no circumstances reasonably likely to give rise to any such action, suit, demand, claim, hearing, notice of violation, investigation, other Proceeding, demand letter, settlement, enforcement action, or voluntary disclosure;
(c) in the last five (5) years, the General Partner, the Partnership and each Partnership JV and Partnership Subsidiary has made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Partnership and each Partnership JV and Partnership Subsidiary as required by applicable Bribery Legislation in all material respects;
(d) the Partnership and each Partnership JV and Partnership Subsidiary has instituted policies and procedures reasonably designed to promote compliance with the FCPA and other applicable Bribery Legislation and maintain such policies and procedures in force; and

(e) to the Partnership’s knowledge, no officer or director of General Partner, Partnership or any Partnership Subsidiary or Partnership JV is a Government Official.
3.24 Sanctions. Except as set forth in Schedule 3.24 of the Partnership Disclosure Letter, none of General Partner, Partnership, any Partnership Subsidiary or any Partnership JVs, nor any of their respective directors, officers or employees, nor, to the knowledge of Partnership, any of their respective agents, managers or other third parties that act for or on behalf of General Partner, Partnership or any Partnership Subsidiary is a Sanctioned Person. Except for those matters, which individually or in the aggregate have not had and would not reasonably be expected to have a Partnership Adverse Impact, none of General Partner, Partnership, any Partnership Subsidiary, or any Partnership JVs, nor any of their respective directors, officers or employees (in the case of directors, officers or employees, when acting for or on behalf of General Partner, Partnership or any Partnership Subsidiary) or, to the knowledge of General Partner, Partnership, any Partnership Subsidiary, or any Partnership JVs, their respective agents, managers and other third parties when acting for or on behalf of Partnership of any Partnership Subsidiary (a) has in the past five (5) years engaged in or has any plan or commitment to engage in direct or indirect dealings with any Sanctioned Person or in any Sanctioned Country in violation of applicable Sanctions Law or (b) has in the past five (5) years violated, or knowingly engaged in any conduct that would reasonably be expected to result in General Partner, Partnership, any Partnership Subsidiary or any Partnership JVs being designated as a Sanctioned Person, or (c) has been the subject of an investigation or allegation of such a violation. The Partnership and each Partnership JV and Partnership Subsidiary have instituted policies and procedures reasonably designed to promote compliance with Sanctions Laws and maintain such policies and procedures in force.
3.25 Suppliers. Schedule 3.25 of the Partnership Disclosure Letter sets forth a correct and complete list of the Partnership Material Suppliers. Except as would not, individually or in the aggregate, reasonably be expected to have a Partnership Adverse Impact, since January 1, 2018, (i) there has been no written or, to the knowledge of Partnership, oral notice of termination of the business relationship of Partnership or the Partnership Subsidiary with any Partnership Material Supplier given to or received from any such Partnership Material Supplier, (ii) there has been no material change in the pricing or other material terms of its business relationship with any Partnership Material Supplier in any material respect adverse to Partnership or the Partnership Subsidiaries, including any inability of a Partnership Material Supplier to provide materials to Partnership, and (iii) no Partnership Material Supplier has notified General Partner, Partnership or any Partnership Subsidiary that it intends to terminate or change the pricing or other material terms of its business in any material respect adverse to Partnership or the Partnership Subsidiaries, including as a result of a force majeure event or bankruptcy.
3.26 Affiliate Transactions.
(a) Except for directors’ and employment-related Partnership Material Contracts filed or incorporated by reference as an exhibit to a Partnership SEC Document, as of the date hereof, no executive officer or director of Partnership or shareholder of five percent (5%) or more of the Common Units or any Affiliate of the foregoing is a party to any Contract with or binding upon Partnership, any Partnership Subsidiaries or any Partnership JVs or any of their respective properties or assets or has any material interest in any material property owned by Partnership, a Partnership Subsidiary or a Partnership JV or has engaged in any material transaction with any of the foregoing within the last twelve (12) months.
(b) Other than as set forth on Schedule 3.26(b) of the Partnership Disclosure Letter, as of the date hereof there are no letters of credit, surety bonds, guarantees and other contractual obligations entered into by or on behalf of any Affiliate of Partnership (other than Partnership or any Partnership Subsidiary or Partnership JV) in respect of the Partnership, any Partnership Subsidiary or any Partnership JV.
3.27 Information in Proxy Statement. None of the information contained or incorporated by reference in the Proxy Statement, as of the date it is first mailed to the Common Unitholders of the Partnership, and at the time of the Partnership Special Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. No representation or warranty is made by the Partnership as to the accuracy of any financial projections or forward-looking statements, or with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied by Parent or Merger Sub, or any of their Representatives in such capacity for inclusion or incorporation by reference in the Proxy Statement.

3.28 CARES Act. Neither the Partnership, the Partnership Subsidiaries or any Partnership JVs have not received any payment or incurred any liability (including by taking out any loan, receiving any loan assistance or any other financial assistance) pursuant to, arising out of or otherwise in connection with the CARES Act or any other government-sponsored relief program relating to COVID-19, or requested any of the foregoing.
3.29 No Other Representations. Except for the representations and warranties contained in Article IV or in any certificates delivered by Parent or Merger Sub in connection with the Closing, Partnership acknowledges that neither Parent nor Merger Sub nor any Representative of Parent or Merger Sub makes, and Partnership acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Parent or any Parent Subsidiary or with respect to any other information provided or made available to Partnership in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to Partnership or to Partnership’s Representatives in certain “data rooms” or management presentations in expectation of the Transactions.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB
Except as disclosed in the corresponding section of the disclosure letter delivered by Parent to Partnership immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section of this Article IV to which the relevance of such item is reasonably apparent on its face), Parent and Merger Sub jointly and severally represent and warrant to Partnership as set forth below.
4.1 Qualification, Organization, Subsidiaries, etc. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized and validly existing (solely in the case of Parent Subsidiaries), qualified or, where relevant, in good standing, or to have such power or authority, has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Organizational Documents of Parent are in full force and effect and Parent is, and at all relevant times has been, in compliance in all material respects with its Organizational Documents.
4.2 Corporate Authority Relative to this Agreement; No Violation.
(a) Parent and Merger Sub have all requisite corporate power and authority to enter into this Agreement to perform its obligations hereunder and to consummate the Transactions, including the Merger. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Parent Board of Directors and, except for the filing of the Articles of Merger with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands, no other corporate proceedings on the part of Parent or any Parent Subsidiary are necessary to authorize the consummation of the Transactions. Prior to the execution of this Agreement, the Parent Board of Directors has unanimously adopted resolutions approving this Agreement and the Transactions, including the Merger, and authorizing the execution, delivery and performance of this Agreement. Parent, as sole shareholder of Merger Sub, has duly executed and delivered a written consent adopting this Agreement, such written consent by its terms to become effective immediately following the execution of this Agreement and the board of directors of Merger Sub has unanimously approved this Agreement and the Transactions, including the Merger, and authorized the execution, delivery and performance of this Agreement. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of Partnership, constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.
(b) Other than in connection with or in compliance with (i) the provisions of the LP Act, (ii) the Exchange Act, (iii) the Required Approvals, (iv) any applicable requirements of the NYSE, and (v) the filing of the Articles of Merger with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands no authorization, consent or approval of, or filing or notice with, any Governmental Entity is necessary, under applicable Law, for the execution and delivery by the Parent of this Agreement or the consummation by Parent and Merger Sub of the Transactions, except for (A) such authorizations, consents, approvals, filings or notices that, if not obtained or made, has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and (B) as may arise as a result of any unique status, facts or circumstances relating to Partnership or its Affiliates or Laws or Contracts binding on the Partnership or its Affiliates.
(c) The execution and delivery by Parent and Merger Sub of this Agreement does not, and, except as described in Section 4.2(b), the consummation of the Transactions and compliance with the provisions hereof will not (i) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Contract, loan, guarantee of Indebtedness or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise or right binding upon Parent or any of Parent’s Subsidiaries or result in the creation of any Lien upon any of the properties, rights or assets of Parent or any of Parent’s Subsidiaries, other than Permitted Liens, (ii) conflict with or result in any violation of any provision of the Organizational Documents of Parent or Merger Sub or (iii) conflict with or violate any Laws applicable to Parent or any of Parent’s Subsidiaries or any of their respective properties or assets, other than in the case of clauses (i) and (iii), any such violation, breach, conflict, default, termination, modification, cancellation, acceleration, right, loss or Lien that has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
4.3 Finders and Brokers. Neither Parent nor any Parent Subsidiary has employed, nor has any Person employed on behalf of Parent or a Parent Subsidiary, any investment banker, broker, finder or similar Person in connection with the Transactions, other than as set forth in Schedule 4.3 of the Parent Disclosure Letter, who might be entitled to any fee, commission or other payment in connection with or upon consummation of the Merger.
4.4 Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions and has engaged in no business other than in connection with entering into this Agreement and engaging in the Transactions.
4.5 Regulatory Matters. Parent is not an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.
4.6 Availability of Funds. Concurrently with the execution of this Agreement, the Parent and Merger Sub have delivered to the Partnership true and complete copies of an executed commitment letter, dated as of October 4, 2021, from Stonepeak Infrastructure Fund IV Cayman (AIV II) L.P. and Stonepeak Asia Infrastructure Fund L.P. (the “Equity Commitment Letter”) pursuant to which certain investors have committed to the Parent and/or the Merger Sub the cash amounts necessary to satisfy at Closing the Merger Consideration. As of the date hereof, the Equity Commitment Letter is a legal, valid and binding obligation of the Parent, Merger Sub and, to the knowledge of Parent, each other party thereto, enforceable against the Parent, Merger Sub and, to the knowledge of Parent, each such other party in accordance with its terms, subject to the Enforceability Exceptions, and is in full force and effect. The Equity Commitment Letter provides, and will continue to provide, that the Partnership is a third-party beneficiary thereof and is entitled to enforce such agreement to the extent provided therein. As of the date hereof, no event or circumstance has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Parent or Merger Sub or, to the knowledge of Parent, any of the other parties thereto under the Equity Commitment Letter. As of the date hereof, the Equity Commitment Letter has not been withdrawn, rescinded or terminated, or otherwise amended or modified in any respect, and assuming the satisfaction of the conditions to closing set forth in Article VII and the Equity Commitment Letter, as of the date hereof the Parent and Merger Sub have no reason to believe that the financings contemplated by the Equity Commitment Letter (the “Acquisition Financing”) will not be available as of the Closing. There are no conditions precedent related to the funding of the full amounts of the Acquisition Financing, other than as set forth in the Equity Commitment Letter. Concurrently with the execution of this Agreement, Parent has delivered a duly executed limited guarantee (“Limited Guarantee”) of Stonepeak Infrastructure Fund IV Cayman (AIV II) L.P. and Stonepeak Asia Infrastructure Fund L.P. (“Guarantors”), pursuant to which, and subject to the terms and conditions thereof, the Guarantors have guaranteed the obligations of Parent under Section 8.2(c). The execution, delivery and performance by the Guarantors of the Limited Guarantee has been duly and validly authorized by all necessary limited partnership, corporate or other similar action. As of the date hereof, the Limited Guarantee is in full force and effect and is a legal, valid and binding obligation of the

Guarantor, enforceable against the Guarantors in accordance with its terms, except the Enforceability Exceptions. As of the date hereof, the obligations and commitments contained in the Limited Guarantee have not been withdrawn or rescinded in any respect and no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or violation of, or default under, the Limited Guarantee.
4.7 Independent Investigation. Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Partnership and its Subsidiaries, which investigation, review and analysis was performed by Parent, Merger Sub, and their respective Affiliates and Representatives. Each of Parent and Merger Sub acknowledges that, as of the date hereof, it, its Affiliates and their respective Representatives have been provided adequate access to the personnel, properties, premises, facilities and records of Partnership and its Subsidiaries for such purpose. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Partnership, its Affiliates or their respective Representatives (except the representations, warranties, covenants and agreements of the Partnership expressly set forth in this Agreement and in any certificate delivered pursuant to this Agreement).
4.8 Non-Reliance on Partnership Estimates. The Partnership has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Partnership and its Subsidiaries and certain plan and budget information. Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the General Partner, the Partnership, the Partnership Subsidiaries, the Partnership Affiliates or the Partnership JV's or their respective Representatives or the accuracy or completeness thereof, and neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto.
4.9 No Other Representations. Except for the representations and warranties contained in Article III or in any certificates delivered by Partnership in connection with the Closing, Parent acknowledges that neither Partnership nor any Representative of Partnership makes, and Parent acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Partnership or any of its Subsidiaries or with respect to any other information provided or made available to Parent in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to Parent or to Parent’s Representatives in certain “data rooms” or management presentations in expectation of the Transactions.
ARTICLE V
COVENANTS RELATING TO CONDUCT
OF BUSINESS PENDING THE CLOSING
5.1 Conduct of Business by Partnership Pending the Closing.
(a) Between the date of this Agreement and the earlier of the Effective Time and the time, if any, at which this Agreement is terminated pursuant to Section 8.1, except (v) as set forth in Schedule 5.1 of the Partnership Disclosure Letter, (w) as expressly required by this Agreement (x) as required by applicable Law (including any COVID-19 Measure), (y) actions intended to protect the health and safety of employees, consultants, customers, suppliers and others having business dealings with Partnership or to respond to third-party supply or service or employment disruption in response to COVID-19 or any worsening, resurgence or variation thereof or effects arising therefrom, but solely to the extent supported by documentation, information, data or other evidence reasonably substantiating the necessity or appropriateness of such actions (provided that Partnership shall provide notice and consult with Parent prior to taking any such actions) or (z) as consented to in writing by Parent, the Partnership shall, and the General Partner and the Partnership shall cause each Partnership JV and Partnership Subsidiary to, conduct its business in the ordinary course of business, including by using commercially reasonable efforts to (i)(A) operate the Partnership Vessels, or cause the Partnership Vessels to be operated, (1) in a customary manner consistent with past practice, (2) in accordance with the requirements of the class and flag state of each of the Partnership Vessels and the applicable manager’s safety management systems and (3) in compliance with the requirements of port states with which each Partnership Vessel trades and (B) maintain the Partnership Vessels, or cause the Partnership Vessels to be maintained, in class and good condition (provided, that with respect to any managers of the Partnership Vessels (other than General Partner, Partnership or any Partnership JV or Partnership Subsidiary) the obligations in the foregoing clause (i) shall be limited to using commercially reasonable efforts to cause the relevant manager to operate the Partnership Vessels to comply with the foregoing, including through the exercise or non-exercise of any consent rights that General Partner, Partnership or any Partnership Subsidiary or Partnership JV has under any management Contract with any such manager); (ii) continue to identify areas for improvement with respect to its policies and procedures surrounding ethical conduct and anti-corruption compliance, and implement any additional remedial measures reasonably designed to address any such areas of improvement identified (and with respect to the foregoing actions, provide updates to Parent as reasonably requested, and provide Parent with prompt written notice of any alleged or actual violation or breach of such policies, procedures or remedial measures, in each case in any material respect, after the Partnership has knowledge thereof), and (iii) preserve intact its and their present business organizations and assets and to preserve its and their present relationships with Governmental Entities and with customers, suppliers, third-party managers, employees and other Persons with whom it and they have material business relations; provided, however, that no action that is specifically permitted by any clause of Section 5.1(b) shall be deemed a breach of this Section 5.1(a).
(b) Between the date of this Agreement and the earlier of the Effective Time and the time, if any, at which this Agreement is terminated pursuant to Section 8.1, except (w) as set forth in Schedule 5.1 of the Partnership Disclosure Letter, (x) as expressly required by or consented to by Parent pursuant to this Agreement, (y) as required by applicable Law (including any COVID-19 Measure) or (z) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Partnership shall not, and the General Partner and the Partnership shall not permit any Partnership Subsidiary or Partnership JV to:
(i) make or declare other dividends or distributions of any kind to the holders of Common Units, or in respect of the General Partner Interest or the Preferred Units, except to make or declare the following dividends or distributions in the ordinary course of business consistent with past practices: (A) ordinary distributions that are in a cash amount not in excess of US$0.2875 per Common Unit per quarter (or equivalent distribution in respect of the General Partner Interest), or (B) ordinary distributions that are in a cash amount not in excess of the customary distributions in respect of the Preferred Units outstanding;
(ii) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional equity (except in connection with the exercise of any LTIP award outstanding on the date hereof) or any additional Rights or enter into any agreement with respect to the foregoing
(iii) (A) split, combine or reclassify any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity interests, or (B) repurchase, redeem or otherwise acquire, or permit any of its Subsidiaries or Partnership JVs1 to purchase, redeem or otherwise acquire any membership, partnership or other equity interests or Rights;
(iv) except as required by applicable Law or the terms and conditions of any Partnership Benefit Plan as in effect on the date hereof, (A) amend any performance targets with respect to any outstanding bonus, equity or other awards, (B) increase in any manner the compensation or benefits payable, or to become payable, to any of its current, former or prospective directors, officers, employees or individual independent contractors other than, increases in base salaries and target cash incentive compensation applicable to current employees of the Partnership other than Partnership Senior Officers at times and in amounts in the ordinary course of business that do not exceed, in the aggregate 3% of existing aggregate levels as of the date hereof for all current employees of Partnership other than Partnership Senior Officers or 5% of existing base salary or target cash incentive compensation as of the date hereof for any such non-Partnership Senior Officer; (C) grant to any of its current or former directors, officers, employees or individual independent contractors any increase in severance, transaction, retention, change-in-control, retirement or termination pay; (D) pay or award, or commit to pay or award, any bonuses or incentive compensation, other than (x) with respect to new hires and promoted employees (other than Partnership Senior Officers or individuals who would be Partnership Senior Officers if hired or promoted to such position as of the date hereof), to the extent provided to similarly situated employees under Partnership Benefit Plans in the ordinary course of business (excluding any non-equity-based long-term incentive awards and equity or equity-based awards), (y) year-end bonuses or short-term incentive compensation (excluding any non-equity-based long-term incentive awards and equity or equity-based awards) at times and in amounts in the ordinary course of business consistent with past practice, or (z) bonuses or incentive compensation which an employee is contractually entitled to receive; (E) enter into any employment, severance, change in control or retention agreement (excluding offer letters that provide for no severance, change in control or retention benefits and that are consistent with Partnership offer letters made in the ordinary course of business) with any of its current, former or prospective directors, officers, employees or individual independent contractors; (F) establish, adopt, enter into, amend or terminate any collective bargaining agreement (or other material Contract with any labor organization, works council or employee representative body), Partnership Benefit Plan or any plan, program, agreement or arrangement what would be a Partnership Benefit Plan if in effect as of the date hereof; (G) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any of its current, former or prospective directors, officers, employees or individual independent contractors; (H) take any action to accelerate the vesting and/or exercisability of any Incentive Equity Award; (I) terminate the employment of any Partnership Senior Officer, other than for cause; (J) hire or promote any employee other than hires or promotions in the ordinary course of business with an annual base salary below US$200,000; or (K) amend the funding obligation or contribution rate of any Partnership Benefit Plan or change any underlying assumptions used to calculate benefits payable under any Partnership Benefit Plan (except as may be required by GAAP or other applicable accounting standard);
(v) make any material change in financial accounting policies, principles, practices or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, applicable Law or SEC policy;
(vi) authorize or announce an intention to authorize (except in connection with a Partnership Change of Recommendation in accordance with Section 5.2(d) in order to accept a Partnership Superior Proposal; provided that the Partnership has complied with Section 5.2), or enter into agreements providing for, or consummate, any acquisitions of an equity interest in or a substantial portion of the assets of any Person or any business or division thereof, in each case whether by merger, consolidation, business combination, acquisition of equity or assets, license or formation of a joint venture or otherwise or make a capital investment in any Person, except in the ordinary course of business consistent with past practices for transactions between the Partnership and a Partnership Subsidiary or Partnership JV between wholly such Persons;
(vii) enter into any new material line of business or form or enter into a material partnership, joint venture, strategic alliance or similar arrangement with a third party;
(viii) amend the Partnership Governing Documents or permit any Partnership Subsidiary or Partnership JV to adopt any amendments to its governing documents;
(ix) redeem, repurchase, prepay, repay, defease, incur, issue, assume, endorse, guarantee or otherwise become liable for or modify in any material respect the terms of any Indebtedness or issue or sell any debt securities (to the extent not covered by the foregoing) or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for: (A) repayment of the Maturing NOK Bonds, which if repaid with the Partnership Revolving Facilities, shall not count towards the aggregate limit set forth in Schedule 5.1(b)(ix)(F), (B) repayment of any Indebtedness for borrowed money among the Partnership and Partnership Subsidiary or Partnership JV, (C) issuance of guarantees by the Partnership of Indebtedness for borrowed money of Partnership Subsidiary or Partnership JV or guarantees by a Partnership Subsidiary or Partnership JV of Indebtedness for borrowed money of the Partnership or any wholly owned Partnership Subsidiary, which Indebtedness is incurred in compliance with this Section 5.1(b)(ix), (D) repayments of the Partnership Revolving Facility that do not decrease the aggregate amount of borrowings available thereunder, subject to the requirements of Section 6.12(c), (E) drawdowns of the Partnership Revolving Facilities in the ordinary course of business that will be repaid as of or prior to the Closing, other than drawdowns that remain unpaid: (i) for working capital purposes and in the amount of up to $15,000,000, or (ii) which are required to pay any cost, fee, penalty, premiums, charge or other expenses (including legal expenses) in respect of the Transaction or pursuant to Section 6.12(a)(w) and which, in each case, reduce the amount set forth in Schedule 6.12(a)(w), (F) drawdowns of the Partnership Revolving Facilities in compliance with Section 6.12(a) for the purpose of permanently repaying or refinancing other debt, provided that the aggregate amount of such drawdowns does not exceed the amount set forth in Schedule 5.1(b)(ix)(F), (G) upon prior approval from Parent (not to be unreasonably withheld) including with respect to the use of proceeds thereof, issuance of unsecured Norwegian Kroner-denominated bonds in the aggregate amount of up to the USD-equivalent of $125,000,000, (H) payments for the amortization of principal required by the terms of such Indebtedness, (I) repayment of interest rate swap Contracts in the ordinary course of business, and (J) refinancings of any indebtedness under Existing Debt Agreements, excluding with the use of any proceeds of the Partnership Revolving Facilities, permitted pursuant to Section 6.12(a) (provided that the Partnership Existing Revolving Facilities may be refinanced with one or more Replacement Revolving Facilities pursuant to Section 6.12(c)); provided that (1) notwithstanding the foregoing and without giving effect to the use of proceeds pursuant to clauses (G) and (J) above, from the date hereof through the Closing, an aggregate principal amount of: (i) no less than $100,000,000 shall be available to be drawn on the Partnership Revolving Facilities in the event that the Partnership issues an unsecured Norwegian Kroner-denominated bond in accordance with Section 5.1(b)(ix)(G), (ii) no less than $75,000,000 shall be available to be drawn on the Partnership Revolving Facilities in the event that the Partnership (x) does not issue an unsecured Norwegian Kroner-denominated bond in accordance with Section 5.1(b)(ix)(G) and (y) does not draw on the Partnership Revolving Facilities to refinance the Specified Facility (as defined in Schedule 6.12(a)(y)) or (iii) no less than $40,000,000 shall be available to be drawn on the Partnership Revolving Facilities in the event that Partnership (x) does not issue an unsecured Norwegian Kroner-denominated bond in accordance with Section 5.1(b)(ix)(G) and (y) does draw on the Partnership Revolving Facilities to refinance the Specified Facility in the event that the applicable Required Debt Consent cannot be obtained with respect to the Specified Facility (it is understood that, for purposes of determining compliance with this clause (1), the commitments under the Partnership Revolving Facilities may not be increased without the consent of Parent) and (2) nothing contained herein shall prohibit the Partnership and any Partnership Subsidiary or Partnership JV from making guarantees or obtaining letters of credit or surety bonds for the benefit of commercial counterparties in the ordinary course of business);
(x) (A) waive, cancel, forgive, release, settle or assign any material Indebtedness (other than Indebtedness solely among the Partnership, or any Partnership Subsidiary or Partnership JV) owed to the Partnership or a Partnership Subsidiary or Partnership JV or any material claims held by Partnership or any Partnership Subsidiary or Partnership JV against any Person or (B) grant any new material refunds, credits, rebates or allowances to any customers;
(xi) make any loans to any other Person, except for loans among the Partnership and any Partnership Subsidiary or Partnership JV;
(xii) sell, lease, license, transfer, exchange, swap or otherwise abandon or dispose of, or subject to any Lien (other than Permitted Liens), any Partnership Vessel or any of its other material properties or assets (including Common Units or other equity interests of Partnership or any of the Partnership Subsidiaries), (other than Partnership Intellectual Property, which, for the avoidance of doubt, is governed by Section 5.1(b)(xiv)), except (A) pursuant to existing agreements in effect prior to the execution of this Agreement, (B) dispositions of obsolete or worthless equipment, in each case, in the ordinary course of business, (C) for transactions among the Partnership and any Partnership Subsidiary or Partnership JV, (D) voyage charters of Partnership Vessels or time charters of Partnership Vessels of a firm period duration of twelve (12) months or less, in each case, in the ordinary course of business, (E) as set forth in Schedule 5.1(b)(xiv) of the Partnership Disclosure Letter and (F) for sales of any Partnership Vessel built and delivered prior to January 1, 2012 having a fair market value of up to US$75,000,000 in the aggregate for all such sales, in each case sold in an arm’s-length transaction;
(xiii) (A) sell, license, sublicense, covenant not to assert, allow to lapse, fail to maintain, transfer, or otherwise abandon or dispose of, or subject to any Lien (other than Permitted Liens), any material Partnership Intellectual Property, except for non-exclusive licenses granted in the ordinary course of business (1) to customers or (2) to service providers for use for the benefit of Partnership or the Partnership Subsidiaries; or (B) disclose to any third parties any trade secrets or material confidential information of General Partner, Partnership or any Partnership Subsidiary, except pursuant to reasonable protective confidentiality agreements

(xiv) (A) compromise or settle any Proceeding made or pending by or against Partnership or any of Partnership Subsidiary or Partnership JV (for the avoidance of doubt, including any compromise or settlement with respect to matters in which any of them is a plaintiff), or any of their employees, officers or directors in their capacities as such, other than the compromise or settlement of claims, litigation, investigations or proceedings that: (1) (aa) is made in the ordinary course of business or (bb) involves the payment by Partnership of an amount not in excess of US$5,000,000 for any single Proceeding (excluding any amounts that insurance companies have agreed to pay under existing insurance policies), (2) do not involve an admission of guilt or impose any injunctive or other non-monetary remedy or a material restriction on Partnership and any Partnership Subsidiary or Partnership JV (other than customary release, confidentiality and non-disparagement obligations) and (3) do not provide for the sale, licensing, sublicensing, covenanting not to assert, allowing to lapse, failure to maintain, transfer, failure to maintain, other disposition of or subjecting to any Lien (other than Permitted Liens) of any material Intellectual Property or (B) commence any material Proceeding, other than in the ordinary course of business;
(xv) make or change any material Tax election, change any Tax accounting period for purposes of a material Tax or material method of Tax accounting, file any material amended Tax Return, settle or compromise any audit or proceeding relating to Taxes or, except in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of U.S. state, local, or non-U.S. Law) with respect to any material Tax, or surrender any right to claim a material Tax refund;
(xvi) except for capital expenditures (A) incurred in the ordinary course of business in accordance with Partnership’s budget plan provided to Parent prior to the execution of this Agreement or (B) that are reasonably incurred to protect the health and safety of employees, consultants, customers, suppliers or others having business dealings with Partnership or the safety of Partnership Vessels and/or their cargo, make any new capital expenditure or expenditures in excess of US$5,000,000;
(xvii) except in the ordinary course of business or in connection with any transaction to the extent specifically permitted by any other clause of this Section 5.1(b), (A) enter into any Contract that would, if entered into prior to the date hereof, be a Partnership Material Contract or a Partnership Lease, or (B) materially modify, materially amend or terminate or fail to renew any Partnership Material Contract, any Partnership Lease, or waive, release, assign or fail to enforce any material rights or claims thereunder in a manner that is adverse to Partnership or any Partnership Subsidiary or Partnership JV (provided, that, notwithstanding anything to the contrary herein, the Partnership, any Partnership Subsidiary or Partnership JV shall be permitted to enter into voyage charters of Partnership Vessels or time charters of Partnership Vessels of a firm period duration of twelve (12) months or less, in each case, in the ordinary course of business;
(xviii) authorize, recommend, propose or announce an intention to adopt or effect a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization, re-domiciliation or other reorganization other than transactions involving only immaterial wholly owned Partnership Subsidiaries or file a petition in bankruptcy;
(xix) materially reduce the amount of insurance coverage or fail to use reasonable best efforts to renew any material existing insurance policies;
(xx) create any Partnership Subsidiary or Partnership JV except in the ordinary course of business;
(xxi) merge or consolidate with any other Person or restructure, reorganize, recapitalize, dissolve or completely or partially liquidate the Partnership or any Partnership Subsidiary or Partnership JV, or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses, other than such agreements or arrangements solely among Partnership Subsidiaries;
(xxii) amend, materially modify, terminate or cancel or let lapse a material insurance policy (or reinsurance policy) or self-insurance program of the Partnership, the Partnership Subsidiaries or the Partnership JVs in effect as of the date hereof, which are not timely replaced by comparable insurance policies;

(xxiii) modify in any material respect any policies or operations with respect to compliance with Privacy Laws, data protection or information security in any manner that is materially adverse to the business of the Partnership, the Partnership Subsidiaries or the Partnership JVs taken as a whole, except as required to comply with applicable Privacy Laws;
(xxiv) recognize any labor union, works council or other employee representative body as the representative of any employees of the Partnership, any Partnership Subsidiary or Partnership JV, except as required by applicable Law; or
(xxv) agree, in writing or otherwise, to take any of the foregoing actions.
5.2 Solicitation by Partnership.
(a) From and after the date of this Agreement until the earlier of the Effective Time and the time, if any, at which this Agreement is terminated in accordance with Section 8.1, and except as otherwise specifically provided for in this Section 5.2, the Partnership agrees that it shall not (and that the General Partner Board of Directors shall not and the General Partner and the Partnership shall cause such Person’s officers and employees not to, and that it shall use its reasonable best efforts to cause such Person’s other Representatives not to, directly or indirectly: (i) solicit, initiate or knowingly encourage or knowingly facilitate any inquiry, proposal or offer, or the making, submission, modification or amendment or announcement of any inquiry, proposal or offer (including any inquiry, proposal or offer to its equity holders) which constitutes or would be reasonably expected to lead to a Partnership Competing Proposal, (ii) participate in or engage in any negotiations or discussions (other than to state that they are not permitted to have discussions) regarding, or furnish to any Person any information relating to General Partner of the Partnership in connection with, any inquiry, proposal or offer which constitutes or would be reasonably expected to lead to a Partnership Competing Proposal, (iii) except in the event the General Partner Board of Directors (upon the recommendation of the Conflicts Committee) has determined in good faith after consultation with General Partner’s outside legal counsel that the failure to take such action would be reasonably likely to constitute a breach of the contractual obligations of the members of the General Partner Board of Directors under Section 7.9 of the Existing Partnership Agreement or the fiduciary duties of the members of the General Partner Board of Directors under applicable Republic of the Marshall Islands Law, waive, terminate, modify or release any Person (other than Parent or Merger Sub) from any provision of, or grant any permission, waiver or request under, or fail to enforce, any “standstill” or similar agreement or obligation; provided that Parent shall notify the Partnership promptly (and in any event within twenty-four (24) hours of any such waiver, termination, modification, release or grant of permission, waiver or request), (iv) approve or recommend, propose publicly to approve or recommend, or fail to timely publicly and without qualification recommend against, any Partnership Competing Proposal and reaffirm the General Partner Board Recommendation, in each case, within ten (10) business days after the Partnership Competing Proposal is made public (including upon request of Parent to do so) (or such fewer number of days as remains prior to the date that is two (2) business days prior to the Partnership Special Meeting), (v) fail to include the General Partner Board Recommendation in the Proxy Statement, (vi) withdraw, change, amend, modify or qualify, or otherwise propose publicly to withdraw, change, amend, modify or qualify, in a manner adverse to Parent, the General Partner Board Recommendation, (vii) enter into any letter of intent or other document or agreement relating to, or any agreement or commitment providing for, any Partnership Competing Proposal, other than an Acceptable Confidentiality Agreement, or (viii) resolve or agree to do any of the foregoing (any act or failure to act described in clauses (iv) through (vii) above, a “Partnership Change of Recommendation”). The General Partner and the Partnership shall immediately cease, and cause its and their respective directors, officers and employees to cease, and shall use its reasonable best efforts to cause its Representatives to immediately cease, any and all existing discussions or negotiations with any parties (or provision of any nonpublic information to any parties) conducted heretofore with respect to any Partnership Competing Proposal or Partnership Inquiry. The General Partner and the Partnership shall promptly (x) cause (to the extent it has not already done so prior to the date of this Agreement) any Person that has executed a confidentiality or non-disclosure agreement in connection with any Partnership Competing Proposal or Partnership Inquiry that remains in effect as of the date of this Agreement to return or destroy all confidential information in the possession of such Person or its Representatives in accordance with such non-disclosure agreement and (y) terminate access by any other Person and its Representatives to any physical or electronic data room or other access to data or information by the General Partner and the Partnership, in each case, relating to or in connection with, any Partnership Competing Proposal or Partnership Inquiry. The General Partner and the Partnership shall promptly following the execution of this Agreement inform its Representatives of the Partnership’s obligations under this Section 5.2. For purposes of this Section 5.2, the term “Person” means any Person or “group,” as defined in Section 13(d) of the Exchange Act, other than, with respect to the General Partner or the Partnership. Notwithstanding anything to the contrary contained in this Agreement, the General Partner and the Partnership and their respective Representatives may in any event (A) seek to clarify and understand the terms and conditions of any Partnership Competing Proposal (or amended proposal) solely to determine whether such Partnership Competing Proposal constitutes or would reasonably be expected to lead to a Partnership Superior Proposal and (B) inform a Person that has made a Partnership Competing Proposal or an inquiry, proposal or offer which would reasonably be expected to lead to a Partnership Competing Proposal of the provisions of this Section 5.2, in each case, so long as the General Partner and the Partnership and their respective Representatives otherwise comply with this Section 5.2 in connection therewith.
(b) Notwithstanding the limitations set forth in Section 5.2(a), if the General Partner or the Partnership receives, after the date hereof and prior to the receipt of the Partnership Unitholder Approval, a bona fide, unsolicited, written Partnership Competing Proposal from any Person that did not result from a breach of this Section 5.2, which the General Partner Board of Directors determines (upon the recommendation of the Conflicts Committee) in good faith after consultation with the Conflicts Committee and General Partner’s outside legal and financial advisors, constitutes a Partnership Superior Proposal or is reasonably likely to lead to a Partnership Superior Proposal, then, subject to compliance with Section 5.2(c), Partnership may take the following actions: (x) furnish nonpublic information that was previously furnished to Parent to the Person making such Partnership Competing Proposal, if, and only if, prior to so furnishing such information, Partnership receives from such Person an executed Acceptable Confidentiality Agreement (and provides a copy of such Acceptable Confidentiality Agreement to Parent) and (y) engage in discussions or negotiations with such Person with respect to the Partnership Competing Proposal.
(c) The Partnership shall notify Parent promptly (but in no event later than two (2) business days) after receipt of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Partnership Competing Proposal, or any inquiry or request for nonpublic information relating to General Partner or the Partnership by any Person who has made or would reasonably be expected to make any Partnership Competing Proposal (each of the foregoing, a “Partnership Inquiry”). Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the Person making the Partnership Inquiry or with whom the General Partner or the Partnership is engaging in discussions or negotiations, and the material terms (including price) and conditions of any such Partnership Inquiry or the nature of the information requested pursuant to such Partnership Inquiry. In addition, Partnership shall promptly (but in any event within two (2) business days) after the receipt thereof, provide to Parent copies of any proposed draft agreements and other written documentation material to understanding any Partnership Competing Proposal or Partnership Inquiry which is received by Partnership from any Person (or from any Representatives of such Person) making such Partnership Competing Proposal or Partnership Inquiry or with whom discussions or negotiations would reasonably be expected to lead to a Partnership Competing Proposal. The Partnership shall keep Parent reasonably informed of the status and material terms and conditions (including any amendments or proposed amendments to such material terms or conditions) of any such Partnership Competing Proposal or Partnership Inquiry and keep Parent reasonably informed as to the nature of any information requested of the General Partner and the Partnership or any of their respective Representatives with respect thereto.
(d) Notwithstanding anything in this Section 5.2 (other than Section 5.2(e)) or Section 5.5 to the contrary, at any time prior to the receipt of the Partnership Unitholder Approval, the General Partner Board of Directors may make a Partnership Change of Recommendation following receipt of a bona fide, unsolicited, written Partnership Competing Proposal, which the General Partner Board of Directors determines in good faith after consultation with the Conflicts Committee and the Partnership’s outside legal and financial advisors is a Partnership Superior Proposal, in each case, if and only if, (x) neither Partnership nor any of its Representatives solicited, encouraged or facilitated such Partnership Competing Proposal in breach of, or is otherwise in breach of, the provisions of this Section 5.2, and (y) the General Partner Board of Directors has determined in good faith after consultation with the Partnership’s outside legal counsel that the failure to take such action would constitute a breach of their contractual obligations under Section 7.9 of the Existing Partnership Agreement or their fiduciary duties of the members of the General Partner Board of Directors under applicable Republic of the Marshall Islands Law.

(e) Prior to General Partner Board of Directors making a Partnership Change of Recommendation, the General Partner shall provide Parent with five (5) business days’ prior written notice (it being understood and agreed that any material amendment to the applicable Partnership Competing Proposal shall require a new notice and an additional three (3) business day period) advising Parent that the General Partner Board of Directors intends to take such action and contemporaneously providing to Parent a copy of the Partnership Superior Proposal, a copy of any proposed agreements for such Partnership Superior Proposal (including any financing commitments related thereto) and indicating the identity of the Person making such Partnership Competing Proposal (or, in each case, if not provided in writing to the General Partner or any of its Representatives, a written summary of the terms thereof), and during such initial five (5) business day or subsequent three (3) business day period, (x) the General Partner shall negotiate, and cause its Representatives to negotiate, with Parent and its Representatives in good faith (to the extent Parent wishes to negotiate) to enable Parent to determine whether to propose revisions to the terms of this Agreement or any other agreement related to the Transactions such that such Partnership Competing Proposal would no longer constitute a Partnership Superior Proposal and (y) General Partner shall consider in good faith any proposal by Parent to amend the terms and conditions of this Agreement or any other agreement related to the Transactions such that such Partnership Competing Proposal would no longer constitute a Partnership Superior Proposal.
(f) Subject to Parent’s rights pursuant to Section 8.1 and Section 8.2(b), and compliance with the other provisions of this Section 5.2 to the fullest extent permitted by applicable law, nothing contained in this Agreement shall prohibit the General Partner or the General Partner Board of Directors from (i) complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act with respect to disclosures to the Partnership’s Common Unitholders, or (ii) making any “stop, look and listen” communication to the Common Unitholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act limited to the information specified in such rule; provided that this Section 5.2(f) shall not permit the General Partner Board of Directors to make a Partnership Change of Recommendation except in compliance with Section 5.2(d) and Section 5.2(e) or take any other action with respect to any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute a Partnership Competing Proposal except to the extent such action is explicitly permitted by the other paragraphs of this Section 5.2, and for the avoidance of doubt, it being understood and agreed that the fact that a disclosure or other action may be deemed permissible by virtue of this Section 5.2(f) does not in and of itself mean that such disclosure or other action does not constitute a Partnership Change of Recommendation.
5.3 Preparation of the Proxy Statement; Partnership Special Meeting.
(a) As promptly as reasonably practicable following the date of this Agreement and in all events within twenty (20) business days following the date hereof, Partnership shall prepare the Proxy Statement and in consultation with Parent set a record date for the requisite meeting of the Common Unitholders. No filing of, or amendment or supplement to, the Proxy Statement will be made by Partnership without providing Parent (and its Representatives) a reasonable opportunity to review and comment thereon and the Partnership will consider and reflect in good faith any comments reasonably proposed by Parent. General Partner and Partnership will use its reasonable best efforts to ensure that the information relating to Partnership and its Subsidiaries, Affiliates, officers and directors in the Proxy Statement will not on the date the Proxy Statement (and any amendment or supplement thereto) is first mailed to the Common Unitholders, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading.
(b) If any information relating to General Partner or the Partnership respectively, or any of their respective Affiliates, officers or directors, should be discovered by General Partner or the Partnership, in the reasonable judgment of General Partner should be set forth in an amendment of, or a supplement to, the Proxy Statement so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, General Partner shall promptly notify Parent, and General Partner shall promptly file with the SEC of any necessary amendment of, or supplement to the Proxy Statement to the extent required by Law, in disseminating the information contained in such amendment or supplement to Common Unitholders. Nothing in this Section 5.3(b) shall limit the obligations of any Party under Section 5.3(a). For purposes of this Section 5.3, any information concerning or related to Partnership, its Affiliates or the Partnership Special Meeting will be deemed to have been provided by Partnership.

(c) Partnership shall, in accordance with applicable Law and the Partnership Governing Documents, establish a record date for, duly call, give notice of the Partnership Special Meeting as promptly as practicable and mail the Proxy Statement the Common Unitholders of Partnership entitled to vote at the Partnership Special Meeting and hold the Partnership Special Meeting as soon as practicable after the date hereof. Partnership shall, through the General Partner Board of Directors, make the General Partner Board Recommendation, include such General Partner Board Recommendation in the Proxy Statement and solicit and use its reasonable best efforts to obtain the Partnership Unitholder Approval, except in each case to the extent that the General Partner Board of Directors shall have made a Partnership Change of Recommendation as permitted by Section 5.2. Notwithstanding the foregoing provisions of this Section 5.3(c), Partnership shall have the right, following consultation with Parent, to make (and, if so requested by Parent, shall be required to make) one or more successive postponements or adjournments of the Partnership Special Meeting of not more than fifteen (15) days individually (i) if, on a date for which the Partnership Special Meeting is scheduled, Partnership has not received proxies representing a sufficient number of Common Units to obtain the Partnership Unitholder Approval, whether or not a quorum is present, or (ii) if such adjournment or postponement is required by applicable Law, including to the extent such adjournment or postponement is required under applicable Law to ensure that any required supplement or amendment to the Proxy Statement is provided or made available to Common Unitholders or to permit dissemination of information which is material to Common Unitholders voting at the Partnership Special Meeting and to give Common Unitholders sufficient time to evaluate any such supplement or amendment or other information; provided that the Partnership Special Meeting shall not be postponed or adjourned to a date that is in the aggregate more than thirty (30) days after the date for which the Partnership Special Meeting was originally scheduled (without giving effect to any postponement). Once Partnership has established a record date for the Partnership Special Meeting, Partnership shall not change such record date or establish a different record date for the Partnership Special Meeting without the prior written consent of Parent, unless, following consultation with Parent, required to do so by applicable Law or the Partnership Governing Documents. Without the prior written consent of Parent, the adoption of the Merger Agreement shall be the only matter (other than matters of procedure, matters required by applicable Law to be voted on by Partnership’s Common Unitholders in connection with the authorization of the Merger Agreement and, if applicable, a “Say-on-Golden-Parachute” vote) that Partnership shall propose to be acted on by the Common Unitholders of Partnership at the Partnership Special Meeting. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, the Partnership Special Meeting shall be convened and the Merger Agreement shall be submitted for authorization by the Common Unitholders of Partnership at the Partnership Special Meeting, and nothing contained herein shall be deemed to relieve Partnership of such obligation.
5.4 No Control of General Partner and Partnership’s Business. Nothing contained in this Agreement shall give either Parent or Merger Sub, directly or indirectly, the right to control or direct the business or operations of General Partner or the Partnership or any Partnership Subsidiary or Partnership JV prior to the Effective Time. Prior to the Effective Time, each of the General Partner, the Partnership, any Partnership Subsidiary and Partnership JV shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective business and operations.
ARTICLE VI
ADDITIONAL AGREEMENTS
6.1 Access; Confidentiality; Notice of Certain Events.
(a) From the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1, to the extent permitted by applicable Law, (i) General Partner and Partnership shall, and shall cause each of the Partnership Subsidiaries (and if permitted, each of the Partnership JVs), respectively, to afford to Parent and to the Representatives of Parent who have a need to know such information reasonable access during normal business hours and upon reasonable advance notice in a manner that does not interfere unreasonably with the disclosing Party’s business to all of their respective properties, vessels, offices, books, Contracts, personnel and records, (ii) each of General Partner and Partnership shall, and shall cause each of the Partnership Subsidiaries (and if permitted, each of the Partnership JVs) to, furnish reasonably promptly to Parent and to Representatives of Parent all information (financial or otherwise) concerning its business, properties, vessels and personnel as Parent or such Representative of Parent may reasonably request and (iii) each of General Partner and Partnership shall instruct their respective Representatives, ship managers and pool managers, as applicable, to cooperate in connection with such access and disclosure obligations. Notwithstanding the foregoing, neither General Partner nor Partnership shall be required by this Section 6.1 to provide Parent or the Representatives of Parent with access to or to disclose information (A) that such Party or its Representatives is prohibited from providing under the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement (provided, however, that the withholding Party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (B) the disclosure of which would violate any applicable Law or legal duty (provided, however, that the withholding Party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any such Law or duty), (C) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that the withholding Party shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege) or (D) if doing so would violate any COVID-19 Measure or policy or guideline related to COVID-19 or if doing so would, in the reasonable determination of the disclosing party, endanger the health and safety of the personnel of the disclosing party as a result of COVID-19 or any worsening or resurgence thereof (provided, however, that (x) the disclosing party shall use reasonable best efforts to provide appropriate substitute arrangements to permit reasonable access or disclosure not in violation of any such COVID-19 Measure or otherwise reasonably required to protect health and safety of the personnel of the disclosing party as a result of COVID-19 or any worsening or resurgence thereof and (y) the Parties do not intend this clause (D) to prohibit in-person inspections of vessels). Parent will use its commercially reasonable efforts to minimize any disruption to the businesses of General Partner, the Partnership the Partnership Subsidiaries or the Partnership JV's that may result from the requests for access, data and information hereunder.
(b) Parent will hold, and will cause its Representatives and Affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 6.1, in confidence to the extent required by and in accordance with the terms of the Confidentiality Agreement. Subject to the occurrence of the Closing, the Confidentiality Agreement shall terminate on the Closing Date.
(c) Partnership shall give prompt notice to Parent, and Parent shall give prompt notice to Partnership, of any of the following to occur after the date of this Agreement, (i) any notice or other material communication received by such Party or any of its Subsidiaries from any Governmental Entity in connection with this Agreement, the Merger or other Transactions, or from any other Person alleging that the consent of such Person is or may be required in connection with the Merger or any other Transaction and (ii) upon becoming aware of the occurrence or impending occurrence of any breach or other fact, circumstance or Effect that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to the Merger set forth in Article VII not being satisfied; provided, however, that no such notification shall affect or be deemed to modify or cure any breach of any representation or warranty of the Partnership set forth herein or the conditions to the obligations of Parent and Merger Sub to consummate the Transactions, including the Merger, or the remedies available to the Parties hereunder.
(d) No access, rights to inspection, information or notice delivered by either Party or any of their respective Representatives shall affect or be deemed to modify or waive any of the representations or warranties of the other Party set forth in this Agreement or be deemed to amend or update the Partnership Disclosure Letter or Parent Disclosure Letter or cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any Party. The failure to deliver any notice pursuant to Section 6.1(c) shall not affect any of the conditions set forth in Article VII or give rise to any right to terminate under Article VIII, except for any such failure that constitutes a Willful Breach of this Agreement..
6.2 Reasonable Best Efforts.
(a) Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Merger and the other Transactions as promptly as practicable after the date hereof, including (i) (A) preparing and filing, in consultation with the other Party, all necessary or advisable applications, notices, petitions, filings and other documents required to be prepared or filed by such Party as promptly as practicable and advisable after the date hereof, and (B) using its reasonable best efforts to obtain as promptly as practicable and advisable and in any event prior to the Outside Date all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations necessary or advisable to be obtained by such Party from any Governmental Entity (including under Antitrust Laws or any foreign direct investment laws) in order to consummate the Merger or any of the other Transactions, and (ii) cooperating with the other Party required to file such applications, notices, petitions, filings and other documents by using its reasonable best efforts to take all steps as may be necessary in connection therewith, including providing all necessary information and assistance reasonably requested by such Party.
(b) Each of Parent on one hand, and the General Partner and the Partnership, on the other hand, shall in connection with the efforts referenced in Section 6.2(a) to obtain all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations for the Transactions under Antitrust Laws or any foreign direct investment laws, (i) promptly file or cause to be filed all required filings with respect to the Required Approvals; (ii) cooperate in all respects and consult with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party under any Antitrust Law, including by allowing the other Party to have a reasonable opportunity to review and comment on drafts of any filings and submissions; (iii) promptly inform the other Party of any communication received by such Party from, or given by such Party to, any Governmental Entity with respect to any Antitrust Law or foreign direct investment law, by promptly providing copies to the other Party of any such written communications, and of any material communication received or given in connection with any proceeding by a private party under any Antitrust Law, in each case regarding any of the Transactions; (iv) permit the other Party a reasonable opportunity to review in advance any communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with, any Governmental Entity with respect to the subject matter of this Section 6.2(b), or, in connection with any proceeding by a private party under any Antitrust Law or foreign direct investment law, with any other Person and (v) to the extent permitted by any applicable Governmental Entity or other Person with respect to the subject matter of this Section 6.2(b), give the other Party a reasonable opportunity to attend and participate in any in-person meetings with any Governmental Entity or other Person with respect to the subject matter of this Section 6.2(b); provided that (x) any such written communications provided under this Section 6.2(b) may be redacted as necessary to address attorney-client privilege or to comply with applicable Law (provided, however, that the withholding Party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any such attorney-client privilege or Law); (y) portions of such copies that are competitively sensitive in the view of the disclosing party’s outside counsel may be redacted as necessary or designated so as to be provided to outside counsel only.
(c) Each of Parent on one hand, and the General Partner and the Partnership, on the other hand, shall use its reasonable best efforts to obtain the expiration or termination of all waiting periods and all consents, waivers, authorizations and approvals of all Governmental Entities necessary, proper or advisable for the consummation of the Transactions and to provide any notices to Governmental Entities required to be provided prior to the Effective Time, excluding at Parent’s option selling, divesting, or otherwise disposing of, licensing, holding separate, or taking or committing to take any action that limits in any respect its freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of Parent or any of its equityholders or limited partners or its or their respective Affiliates, or of Partnership or any Partnership Subsidiary or Partnership JV, or any interest therein (any, a “Divestiture Action”); provided that neither the General Partner, the Partnership nor Parent shall, without the prior written consent of the other Party, incur any significant expense or liability, enter into any significant new commitment or agreement or agree to any significant modification to any contractual arrangement to obtain such consents or certificates in each case, that would have a Partnership Adverse Impact or Parent Material Adverse Effect, as the case may be. For the avoidance of doubt, nothing in this Section 6.2 shall bind or obligate any portfolio company or investment fund (as those terms are customarily understood among institutional private equity investors) of Stonepeak Partners LP or any of its affiliated managers or advisers, or any of their direct or indirect equityholders, other than Parent or its controlled Subsidiaries, to take any action with respect to Parent or any of its equityholders or limited partners or its or their respective Affiliates.
6.3 Publicity. Subject to Section 6.7 (solely with respect to communications directed to the employees of the Parties in their capacity as such), neither Partnership nor Parent shall issue or cause the publication of any press release or other public announcement with respect to the Merger, this Agreement or the other Transactions without the prior consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed, unless such Party determines, after consultation with outside counsel, that it is required by applicable Law, in connection with any litigation or other dispute between the Parties, or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other public announcement with respect to the Merger, this Agreement or the other Transactions, in which event other than in connection with any litigation or other dispute between the Parties such Party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other Party to review and comment upon such press release or other announcement as far in advance as is reasonably practicable and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, that without limiting any of its obligations under Section 5.2, Partnership shall not be required by this Section 6.3 to provide any such review or comment to Parent with respect to any press release or other public announcement made in connection with the announcement of a final decision to make a Partnership Change of Recommendation and subsequent matters related thereto; provided, further, each Party and their respective Affiliates may make statements that substantially reiterate (and are not inconsistent with) previous press releases, public disclosures or public statements made by Parent and Partnership in compliance with this Section 6.3. provided, further, that Affiliates of the Parent (and the affiliated investment funds of any of its Affiliates) may provide general information about the subject matter of this Agreement in connection with its or its Affiliates’ (or affiliated investment funds’) fund raising, marketing, informational or reporting activities of the kind customarily provided with respect to private equity investments of this kind, in each case, to Persons who are subject to customary confidentiality restrictions.
6.4 Directors’ and Officers’ Insurance and Indemnification.
(a) For not less than six (6) years from and after the Effective Time, Parent shall cause the Surviving Entity to indemnify and hold harmless all past and present directors and officers of the General Partner, the Partnership and any Partnership Subsidiary, and of any Partnership JV if appointed by the Partnership or a Partnership Subsidiary to serve on its behalf (collectively, the “Indemnified Parties”) against any costs or expenses (including advancing reasonable fees and expenses in advance of the final disposition of any actual or threatened claim, action, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law and pursuant to the Partnership Governing Documents or the Organizational Documents of the General Partner or any Partnership Subsidiary and Partnership JV, or any indemnification agreements, if any, in existence on the date of this Agreement; provided such Indemnified Party agrees in advance to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable judgment such Indemnified Party is not ultimately entitled), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other Transactions), whether asserted or claimed prior to, at or after the Effective Time, in each case in connection with such persons serving as an officer or director of Partnership or any of the Partnership Subsidiaries or of any Person serving at the request of the General Partner, the Partnership or any Partnership Subsidiary and Partnership JV as a director, officer, employee or agent of another Person, to the fullest extent permitted by Law and provided pursuant to the Partnership Governing Documents or the Organizational Documents of any the General Partner, the Partnership or Partnership Subsidiary and Partnership JV or any indemnification agreements, if any, in existence on the date of this Agreement. In the event of any such indemnity claim: (A) the Surviving Entity shall have the right to control the defense thereof after the Effective Time; and (B) any counsel retained by the Indemnified Parties with respect to the defense thereof for any period after the Effective Time must be reasonably satisfactory to Parent.
(b) The Parties agree that for six (6) years after the Effective Time all rights to elimination or limitation of liability, indemnification and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the Indemnified Parties as provided in their respective articles of incorporation or by-laws (or comparable Organizational Documents) or in any agreement shall survive the Merger and shall continue in full force and effect. For six (6) years after the Effective Time, the Surviving Entity shall cause (or with respect to any Partnership JV use reasonable best efforts to cause) to be maintained in effect the provisions in (i) the Partnership Governing Documents and the Organizational Documents of the General Partner, any Partnership Subsidiary or Partnership JV and (ii) any other agreements of the General Partner, the Partnership and/or any Partnership Subsidiary or Partnership JV with any Indemnified Party, in each case, regarding elimination or limitation of liability, indemnification of officers, directors, employees and agents or other fiduciaries and advancement of expenses that are in existence on the date of this Agreement, and shall cause (or with respect to any Partnership JV use reasonable best efforts to cause) that no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other Transactions) without the consent of such Indemnified Party.
(c) Parent shall cause the Surviving Entity to maintain, for an aggregate period of not less than six (6) years from the Effective Time, the current directors’ and officers’ liability insurance policy maintained by the General Partnership and the Partnership with respect to claims arising from facts or events occurring at or prior to the Effective Time (the “D&O Insurance”); provided, however, that the Surviving Entity shall not be required to pay an annual premium for the D&O Insurance in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement by the Partnership for such policy and if such premium for such insurance would at any time exceed such cap, then the Surviving Entity shall cause to be maintained an insurance policy which, in the Surviving Entity’s good faith determination, provides the maximum coverage available at an annual premium equal to such cap; provided, further, that the Partnership may, prior to the Effective Time, substitute therefor a tail policy to Partnership’s current directors’ and officer’s liability insurance policy providing equivalent coverage with a cost not in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement by the Partnership for such policy. Partnership shall reasonably cooperate with Parent prior to the Effective Time to enable Parent, at the election of Parent, to purchase such a tail policy. Notwithstanding anything in this Section 6.4 to the contrary, if any Indemnified Party notifies Parent on or prior to the sixth anniversary of the Effective Time of a matter in respect of which such Person may seek indemnification pursuant to this Section 6.4, the provisions of this Section 6.4 that require the Surviving Entity to indemnify and advance expenses shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto.
(d) In the event Parent or the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or Surviving Entity or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Entity, as the case may be, shall assume the obligations set forth in this Section 6.4. The provisions of this Section 6.4 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and Representatives.
(e) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Partnership, the Partnership Subsidiaries and the Partnership JVs for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.4 is not prior to or in substitution for any such claims under such policies.
6.5 Takeover Statutes. Parent and General Partner shall (a) take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other Transactions and (b) if any such Takeover Statute is or becomes applicable to the Merger, or any of the other Transactions, to take all action necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated hereby and thereby and otherwise to eliminate or minimize the effect of such Takeover Statute on the Merger and the other Transactions.
6.6 Obligations of Merger Sub and the Surviving Entity. Parent shall take all action necessary to cause each of Merger Sub and the Surviving Entity to perform their respective obligations under this Agreement and to cause Merger Sub to consummate the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement.
6.7 Rule 16b-3. Prior to the Effective Time, the Partnership shall take all such steps as may be reasonably necessary or advisable hereto to cause any dispositions of Partnership equity securities (including derivative securities) and acquisitions of Parent equity securities pursuant to the Transactions by each individual who is a director or officer of the General Partner subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Partnership to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.8 Transaction Litigation; Notices. The General Partner and the Partnership shall provide prompt oral notice, promptly confirmed in writing, of any objection, claim, litigation or proceeding brought or threatened by any equity holder of such Party or any third party claim against such Party, any of the Partnership Subsidiaries, the Partnership JVs and/or any of its or their directors or officers relating to the Merger, this Agreement or any of the Transactions to Parent, and shall keep Parent reasonably informed on a current basis with respect to the status thereof, including by facilitating meetings between counsel of the General Partner and the Partnership and counsel of Parent and promptly and diligently responding to inquiries with respect to any stockholder litigation made by Parent or its counsel. The Partnership shall give Parent the opportunity to participate (at the Parent’s expense) in the defense, prosecution or settlement of any such objection, claim, litigation or proceeding and shall give Parent the right to review and comment on all filings or responses to be made by the General Partner or the Partnership in connection with any such litigation or proceeding, and will in good faith take such comments into account. The General Partner and the Partnership shall not offer or agree to settle any such objection, claim, litigation or proceeding without the Parent’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned); provided, that, without limiting the foregoing, the Partnership shall use reasonable best efforts so that any such settlement includes a full release of the Parent and its Affiliates and does not impose any material injunction or other material equitable relief after the Effective Time upon Parent, the Surviving Entity or any of their respective Affiliates, including the General Partner, the Partnership, the Partnership Subsidiaries or the Partnership JVs, as applicable. In the event, and to the extent of, any conflict or overlap between the provisions of this Section 6.8 and Section 5.1 or Section 5.2, the provisions of this Section 6.8 shall control.
6.9 Delisting. Prior to the Closing Date, the General Partner shall reasonably cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting by the Surviving Entity of the Common Units from the NYSE as promptly as practicable after the Effective Time and the deregistration of the Common Units under the Exchange Act at the Effective Time. If the Partnership is reasonably likely to be required to file any quarterly or annual reports pursuant to the Exchange Act within ten (10) days following the date of the Closing, the Partnership will deliver to Parent at least three (3) business days prior to Closing a draft, which is sufficiently developed such that it can be timely filed with a reasonable amount of effort within the time available, of any such reports reasonably likely to be required to be filed during such period.
6.10 Director and Officer Resignations. The Partnership shall cause to be delivered to Parent resignations effective as of the Effective Time executed by each director or officer of the General Partner, the Partnership, and the Partnership Subsidiaries (and to the extent designated or interlocked with the Partnership or the Partnership Subsidiaries, of the Partnership JVs) in office as of immediately prior to the Effective Time, except with respect to any directors or officers identified by Parent in writing to the Partnership three (3) business days prior to the Closing Date.
6.11 Tax Matters.
(a) All transfer, documentary, sales, use, real property, stamp, registration and other similar Taxes, fees and costs (“Transfer Taxes”) incurred in connection with this Agreement shall be payable by the Surviving Entity and/or its Subsidiaries. The Parties shall cooperate in attempting to minimize the amount of any Transfer Taxes. Any Tax Returns and other documentation that must be filed with respect to Transfer Taxes shall be prepared and filed when due by the party primarily or customarily responsible under the applicable local law for the filing of such Tax Returns or other documentation, and such party will (i) use its commercially reasonable efforts to provide drafts of such Tax Returns and other documentation to the other Party at least ten (10) business days prior to the due date for such Tax returns and other documentation and (ii) reasonably consider in good faith any comments made by such other party in respect of such Tax Returns or such other documentation.
(b) The transactions contemplated by this Agreement are intended to be treated as a sale and purchase of interests in the Partnership for U.S. federal income tax purposes and for purposes of corresponding provisions of applicable state, local, and non-U.S. law (the “Intended Tax Treatment”). Except as specifically set forth in this Agreement, each Party to this Agreement hereby acknowledges and agrees that (i) such Party will not take any position on any Tax Return, or take any other Tax reporting position or action, that is inconsistent with the Intended Tax Treatment, except as otherwise required by a “determination” as defined in Code Section 1313.
(c) The Parties agree that the transactions contemplated by this Agreement are intended to be treated as a taxable sale and purchase of interests in the Partnership for U.S. federal income tax purposes and for purposes of corresponding provisions of applicable US state and local law (the “Intended Tax Treatment”). Except as specifically set forth in this Agreement, each Party to this Agreement hereby acknowledges and agrees that such Party will not take any position on any applicable Tax Return, or take any other applicable Tax reporting position or action, that is inconsistent with the Intended Tax Treatment, except as otherwise required by a final “determination” as defined in Section 1313(a)(1) of the Code.
6.12 Required Debt Consents under Existing Debt Agreements; Required Commercial Consents.
(a) Schedule 3.20(a)(viii) of the Partnership Disclosure Letter sets forth a true, correct and complete list of the Required Debt Consents and Required Commercial Consents. From and after the date of this Agreement, the Partnership and the Partnership Subsidiaries shall use their reasonable best efforts to, in accordance with the terms and conditions of the applicable commercial or financing Contract, make or obtain the Required Debt Consents and the Required Commercial Consents as soon as reasonably practicable, and in all events by the Closing, including through actions by the Partnership and the Partnership Subsidiaries to negotiate in good faith with the commercial counterparties, lenders, holders or other creditors of loans, bonds, notes or other financings, as applicable, and/or agents, trustees or similar party under such commercial or financing Contracts, and to execute and deliver to the counterparties, lenders, holders or other creditors of loans, bonds, notes or other financings, as applicable, and/or agents, trustees or similar party under such documents and instruments as they may reasonably require in connection therewith; provided that, neither the Partnership, nor any of the Partnership Subsidiaries (or any of their Affiliates) shall be permitted to, and shall not permit their Subsidiaries (including the Partnership Subsidiaries or the Partnership JVs) to: (w) incur or pay any cost, fee, penalty, premium, charge or other expenses (including any consent fee or cost reimbursements to third parties) in connection with its compliance with this Section 6.12 and all actions and efforts to obtain such consents in the aggregate in excess of the amount set forth in Schedule 6.12(a)(w) to the Partnership Disclosure Letter, (x) enter into, or agree to enter into, any material new commercial commitment or agreement, or agree to any material amendment, waiver, consent or other modification to any commercial contractual arrangement, to obtain such consents (excluding, for the avoidance of doubt, but subject to subpart (y) below, entering into, or committing to enter into, amendments, consents, waivers or modifications to Existing Debt Agreements), (y) enter into, commit to enter into, or take any other actions, in each case with respect to obtaining the Required Debt Consents, if such actions, individually or in the aggregate, would reasonably be expected to result in an Adverse Financing Event (as defined in Schedule 6.12(a)(y)), or (z) take, or commit to take, any action in connection with obtaining such consents, unless, in each case such action is conditioned upon the consummation of the Closing or is consented to by Parent (in all cases acting reasonably and in accordance with Section 6.12(b)).
Provided that the Partnership is then in compliance with this Section 6.12(a), and subject to and in accordance with Section 5.1(b)(ix)(A), Section 5.1(b)(ix)(F) and Section 5.1(b)(ix)(1), the Partnership shall be permitted to drawdown on the Partnership Revolving Facilities to permanently prepay any Existing Debt Agreements for which it is unable to obtain the required consents thereunder to the Transaction.
(b) The Parties will cooperate in all respects and consult with each other in connection with any material request, proposal or other exchange with the relevant counterparties, lenders, holders or other creditors of loans, bonds, notes or other financings, as applicable, and/or agents, trustees or similar party thereof to obtain the Required Debt Consents (or refinancing of any Existing Debt Agreements as permitted by Section 6.12(a)) and the Required Commercial Consents or any calculation or determination of compliance with Section 6.12, including:
(i) by allowing Parent and its Representatives to have a reasonable opportunity to review and comment on drafts of any documentation related to the Required Debt Consents (or refinancing of any Existing Debt Agreement) or the Required Commercial Consents;
(ii) promptly inform the other Party of any material communication received by such Party from, or given by such Party to, any such counterparties, lenders, holders or other creditors of loans, bonds, notes or other financings, as applicable, and/or agents, trustees or similar party thereof with respect to any such consents (or refinancing of any Existing Debt Agreements), by promptly providing copies to the other Party of any such written communications, and of any material communic
(iii) ation received or given;

(iv) permit Parent and its Representatives a reasonable opportunity to review in advance any proposed material request, proposal, document or other exchange with the relevant counterparties, lenders, holders or other creditors of loans, bonds, notes or other financings, as applicable, and/or agents, trustees or similar party thereof, and consult with the Partnership or the Partnership Subsidiaries, as applicable, in advance thereof and to include any proposed changes thereto that Parent reasonably requests, provided that Parent shall use its reasonable best efforts (without material delay or impediment) to promptly respond to any such request, proposal, document or other exchange received by the Partnership;
(v) to the extent reasonably practicable, give the other Party a reasonable opportunity to attend and participate in any substantive in-person or telephonic/video meetings in connection with obtaining the Required Debt Consents (or refinancing of any Existing Debt Agreements) and Required Commercial Consents; and
(vi) in connection with any refinancing of any Existing Debt Agreement permitted by Section 6.12(a) other than using the proceeds of a revolving credit facility, in the case of the Partnership, use commercially reasonable efforts to, promptly upon the request of Parent, enter into interest rate swap or hedging Contracts in consultation with Parent in respect of the refinanced debt with respect to a quantum of such debt and for a duration and on other market terms requested by Parent; provided that, if Parent does not so request an interest rate swap or hedging Contract to be entered into, the Partnership may, subject to the prior consent of Parent not to be unreasonably withheld, delayed or conditioned and in consultation with the Parent, enter into interest rate swap or hedging Contracts in respect of the refinanced debt with respect to a quantum of such debt and for a duration and on other market terms requested by the Partnership.
In connection with the foregoing, it is contemplated that the Partnership and its Representatives will promptly prepare any documentation required to achieve the Required Debt Consents (or refinancing of any Existing Debt Agreements as permitted by Section 6.12(a)) and Required Commercial Consents and to take the lead in negotiations and communications with counterparties, lenders, holders or other creditors of loans, bonds, notes or other financings, as applicable, and/or agents, trustees or similar party thereof, and the Partnership agrees that it shall consult and give due consideration to the reasonable advice and suggestions of Parent with respect to the strategy to obtain such consents (or achieve such refinancings) and provide any calculations or other information reasonably requested by Parent to determine compliance with Section 6.12. The Partnership or Partnership Subsidiaries shall provide any legal opinions required under the Existing Debt Agreements or as may be reasonably requested in connection with any such consent (or refinancings).
(c) For avoidance of doubt, the Partnership Existing Revolving Facilities cannot be refinanced without the consent of Parent; however, upon the request of Parent, the Partnership shall use commercially reasonable efforts to promptly enter into one or more new revolving credit facilities, as determined by Parent, to refinance the ING Revolving Facility and/or the Citibank Revolving Facility on terms and conditions acceptable to Parent (any such replacement revolving credit facility, a “Replacement Revolving Facility”).
6.13 Performance by the General Partner and the Partnership. The General Partner will cause the Partnership and the Partnership Subsidiaries to comply with the provisions of this Agreement. It is understood and agreed that actions by the Partnership, Partnership Subsidiaries or Partnership JVs shall not be deemed to be breaches or violations by the General Partner or such Partnership, Partnership Subsidiaries or Partnership JVs of any of the provisions of this Agreement if such action was taken at the express written direction of Parent after the date hereof.
ARTICLE VII
CONDITIONS TO CONSUMMATION OF THE MERGER
7.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions (and to the continued satisfaction of each of the following conditions at the Effective Time), any and all of which may be waived in writing in whole or in part by Parent and Partnership, as the case may be, to the extent permitted by applicable Law:
(a) Shareholder Approvals. The Partnership Unitholder Approval shall have been obtained.
(b) Adverse Laws or Orders. No Adverse Law or Order shall have occurred and be in effect.
(c) Required Clearances. All Required Approvals shall have been obtained.

(d) GP Closing. The GP Closing shall have been consummated concurrently with the Closing.
(e) Services Companies. The Services Companies Closing shall have been consummated concurrently with Closing.
7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction at or prior to the Effective Time of each of the following additional conditions (and to the continued satisfaction of each of the following conditions at the Effective Time), any and all of which may be waived in writing in whole or in part by Parent:
(a) Representations and Warranties. (i) The representations and warranties of Partnership set forth in Section 3.10(a) and Section 3.5(c) shall be true and correct in all respects as of the date of this Agreement and as of the Closing as though made on and as of the Closing Date, (ii) the representations and warranties of the Partnership set forth in Sections 3.2 shall be true and correct in all respects, except for any de minimis inaccuracies, as of the date of this Agreement and as of the Closing as though made on and as of the Closing, (iii) the representations and warranties of the Partnership set forth in Section 3.1, Section 3.3(a), Section 3.3(c)(ii), Section 3.19, Section 3.20, Section 3.22, Section 3.23, and Section 3.24 (without giving effect to any qualification as to materiality, Partnership Adverse Impact or Partnership Material Adverse Effect contained therein) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all material respects as of such date) and (iv) each of the other representations and warranties of Partnership set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), except, in the case of this clause (iv), where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality, Partnership Adverse Impact or Partnership Material Adverse Effect contained therein) would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect; and Parent shall have received a certificate signed on behalf of Partnership by a duly authorized executive officer of the Partnership to the foregoing effect.
(b) Performance of Obligations of General Partner and Partnership. The General Partner and the Partnership shall have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Effective Time; and Parent shall have received a certificate signed on behalf of the Partnership by a duly authorized executive officer of the General Partner to such effect.
(c) No Partnership Material Adverse Effect. Since the date of this Agreement, there shall have been no occurrences that, individually or in the aggregate, have had and continue to have, or would reasonably be expected to have, a Partnership Material Adverse Effect; and Parent shall have received a certificate signed on behalf of Partnership by a duly authorized executive officer of the Partnership to the foregoing effect.
(d) Support Agreement. The Support Agreement and the Covenants Letter Agreement each remains in full force and effect.
(e) Commercial Consents. All Required Commercial Consents shall have been obtained in compliance with Section 6.12(a).
(f) Debt Consents. All Required Debt Consents shall have been obtained in compliance with Section 6.12(a).
7.3 Conditions to Obligations of Partnership. The obligations of the Partnership to effect the Merger are also subject to the satisfaction at the Effective Time of each of the following additional conditions (and to the continued satisfaction of each of the following conditions at the Effective Time), any and all of which may be waived in writing in whole or in part by Partnership:
(a) Representations and Warranties. (i) The representations and warranties of Parent set forth in Article IV shall be true and correct in all respects as of the date of this Agreement and as of the Closing as though made on and as of the Closing, (without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained therein) except, where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained therein) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; and the Partnership shall have received a certificate signed on behalf of Parent by a duly authorized executive officer of Parent to the foregoing effect; and
(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed or complied in all material respects with the obligations, covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Effective Time, and Partnership shall have received a certificate signed on behalf of Parent by a duly authorized executive officer of Parent to such effect.
ARTICLE VIII
TERMINATION
8.1 Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time as follows:
(a) by mutual written consent of Parent and the Partnership;
(b) by either General Partner or the Partnership, if there has been a breach by Parent or Merger Sub, on the one hand, or Parent or Merger Sub, if there has been a breach by the General Partner or the Partnership, on the other hand, of any representation, warranty, covenant or agreement set forth in this Agreement, which breach would result in the conditions in Section 7.2(a) or (b), in the case of a breach by the General Partner or the Partnership, or Section 7.3(a) or (b), in the case of a breach by Parent and Merger Sub, in each case, not being satisfied (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been waived or cured within the earlier of (i) thirty (30) calendar days after the receipt of written notice thereof by the breaching Party from the non-breaching Party or (ii) four (4) business days before the Outside Date); provided, however, this Agreement may not be terminated pursuant to this Section 8.1(b) by any Party if such Party or its Affiliate is then in material breach of any representation, warranty, covenant or agreement set forth in this Agreement and such breach would result in a failure of one or more of the conditions set forth in Article VII;
(c) by either Parent or Partnership, if the Effective Time shall not have occurred by 5:00 p.m., New York City time, on June 30, 2022; (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any Party whose material breach (or material breach by its Affiliate) of any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of, or resulted in, the Effective Time not occurring prior to the Outside Date;
(d) by either Partnership or Parent if a Governmental Entity of competent jurisdiction shall have issued a final, non-appealable (or no longer appealable) order, injunction, decree, ruling or Law in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger; provided, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to a Party if any such order, injunction, decree, ruling or Law was due to the material breach by such Party or its Affiliate of any representation, warranty, covenant or agreement set forth in this Agreement;
(e) by either Partnership or Parent, if the Partnership Unitholder Approval shall not have been obtained at the Partnership Special Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken;
(f) by Parent if a Partnership Change of Recommendation occurs;
(g) by Partnership, if, at any time prior to the receipt of the Partnership Unitholder Approval, the General Partner Board of Directors shall have (i) effected a Partnership Change of Recommendation in accordance with Section 5.2(d) in order to accept a Partnership Superior Proposal (provided, that Partnership shall have complied in all material respects with Section 5.2(d) with respect to such Partnership Superior Proposal), (ii) substantially concurrently entered into a Partnership Superior Proposal Acquisition Agreement with respect to such Partnership Superior Proposal concurrently with the termination of this Agreement in accordance with this Section 8.1(g), and (iii) paid the Partnership Termination Fee to Parent in accordance with Section 8.2(b)(ii) concurrent with or prior to such termination; or

(h) by Partnership, if (i) all of the conditions set forth in Sections 5.1 and 5.2 shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, and which would have been satisfied if the Closing were to have occurred on the date of termination), (ii) each of the Partnership and “Seller” (as defined in the GP Purchase Agreement) has irrevocably confirmed in a written notice delivered to Parent on such date that it is ready, willing and able to consummate the Transactions (including under the GP Purchase Agreement), and (iii) Parent and Merger Sub fail to comply with their obligations under Article I to consummate the Closing within three (3) business days (or such later date as Partnership may specify in such notice) after the later of delivery of such notice referred to in clause (ii) and the date on which the Closing was required to have been consummated in accordance with Section 1.2 (and Partnership, General Partner and “Seller” (as defined in the GP Purchase Agreement) stood ready, willing and able to consummate the Transactions, including under the GP Purchase Agreement, through the end of such three (3) business day period or later date provided).
8.2 Effect of Termination.
(a) In the event of the termination of this Agreement as provided in Section 8.1, except in the case of termination pursuant to Section 8.1(a), written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, Merger Sub or Partnership or any of their respective Subsidiaries or any shareholder or Representative of Parent, Merger Sub or Partnership or any of their respective Subsidiaries, except that the Party’s obligations under the Confidentiality Agreement, this Section 8.2, and Section 9.3 through Section 9.14 shall continue; provided, however, that, subject to Sections 8.2(d)(iii), (iv) and (v), nothing herein shall relieve any Party from liability for Willful Breach of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination or for fraud.
(b) Partnership Termination Fee.
(i) If this Agreement is terminated by Parent or the Partnership pursuant to Section 8.1(e) or by Parent pursuant to Section 8.1(b), without limiting or otherwise affecting other remedies that may be available to Parent, including any Partnership Termination Fee if payable, the Partnership shall pay to Parent (or one or more of its designees) promptly, but in no event later than five (5) business days after receipt of an invoice therefor for all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment banks, advisors, consultants and other Representatives) incurred by Parent, Merger Sub or their respective Affiliates in connection with this Agreement and the Transaction, up to an aggregate maximum of US$10,000,000, which amount shall be credited against any Partnership Termination Fee that becomes subsequently payable to Parent;
(ii) If Partnership terminates this Agreement pursuant to Section 8.1(g), prior to or concurrently with such termination and as a condition to the effectiveness of such termination, Partnership shall pay or cause to be paid to Parent (or one or more of its designees) a fee of US$44,573,306.40 in cash (the “Partnership Termination Fee”);
(iii) If (A) this Agreement is terminated by Parent or the Partnership pursuant to Section 8.1(e) or by Parent pursuant to Section 8.1(b), (B) any Partnership Competing Proposal has been made known to the Partnership or publicly, or announced by any Person (other than by Parent, Merger Sub or their respective Affiliates) and, solely with respect to a termination pursuant to Section 8.1(e), not withdrawn (publicly, to the extent made known publicly) after the date of this Agreement but prior to such termination and at least five (5) business days prior to the Partnership Special Meeting and (C) the Partnership (I) completes a Partnership Competing Proposal within twelve (12) months of the date this Agreement is terminated or (II) enters into a definitive agreement with respect to, any Partnership Competing Proposal, within twelve (12) months of the date this Agreement is terminated, and such Partnership Competing Proposal is consummated, then within five (5) business days of such consummation, the Partnership shall pay to Parent (or one or more of its designees) by wire transfer of immediately available funds the Partnership Termination Fee; and
(iv) If this Agreement is terminated by Parent pursuant to Section 8.1(f), then within five (5) business days of such termination, Partnership shall pay to Parent (or one or more of its designees) the Partnership Termination Fee by wire transfer of immediately available funds.

(v) For the avoidance of doubt, in no event shall Partnership be obligated to pay the Partnership Termination Fee on more than one occasion.
(vi) Solely for purposes of Section 8.2(b), the terms “Partnership Competing Proposal” and “Partnership Inquiry” shall have the meanings assigned to such terms in Section 9.5 and Section 5.2(c), respectively, except that all references to “15%” in the term Partnership Competing Proposal (including as used in the definition of “Partnership Inquiry”) shall be deemed to be “50%”.
(c) Parent Termination Fee. In the event that the Partnership shall terminate this Agreement pursuant to Section 8.1(b), Section 8.1(d), but only if the applicable governmental restraint was imposed as a result of the failure to take or commit to take a previously requested Divestiture Action, or Section 8.1(h), then Parent shall pay to Partnership a termination fee of US$89,146,612.80 in cash in immediately available funds (the “Parent Termination Fee”) within twelve (12) business days of such termination, it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.
(d) Integral Parts; Interest.
(i) The Parties acknowledge that the agreements contained in this Section 8.2 are an integral part of the Transactions, and are binding and enforceable against it, and not subject to approval of its Common Unitholders, and that neither the Partnership Termination Fee nor the Parent Termination Fee is a penalty, but rather a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which such payments are payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions. Notwithstanding anything to the contrary in this Agreement, except in the case of fraud, upon payment of the Partnership Termination Fee pursuant to this Section 8.2, none of General Partner or Partnership, any of their Subsidiaries or Affiliates or any of their respective former, current or future officers, directors, partners, Unitholders, managers, members, affiliates, agents or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.
(ii) If the Partnership or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 8.2, and, in order to obtain the payment, Parent or the Partnership, as the case may be, commences an action which results in a final non-appealable judgment against the other party for the payment set forth in this Section 8.2, such paying Party shall pay the other Party its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.
(iii) For the avoidance of doubt, and notwithstanding anything to the contrary in this Agreement, in any circumstance in which this Agreement is terminated and Parent has the right to receive payment of the Partnership Termination Fee from the Partnership pursuant to this Section 8.2, the payment of the Partnership Termination Fee (together with the right to specific performance prior to the termination of this Agreement in accordance with Section 9.14) shall be the sole and exclusive remedy (whether at law, in equity, in contract, tort or otherwise, and whether by or through attempted piercing of the corporate, limited liability company or partnership veil or directly or indirectly through any other Person) of Parent or Merger Sub or any of their respective Affiliates or any other Person against Partnership or any of its Affiliates, or any direct or indirect, former, current or future, equityholder or Representative of any of the foregoing (each, a “Partnership Related Party”), for any damages, liabilities or other adverse consequences incurred by Parent, Merger Sub or any of their respective Affiliates or Representatives or any other Person for any failure by Partnership to effect the Closing for any or no reason and any other breach by Partnership of this Agreement, and Parent, Merger Sub and their respective Affiliates shall not otherwise be entitled to make any claim against any Partnership Related Parties, and the Partnership Related Parties shall have no further liability to Parent, Merger Sub or any of their respective Affiliates or any other Person therefor, except that Parent and Merger Sub may seek specific performance of Partnership’s obligations hereunder as and only to the extent permitted under Section 9.14; provided, however, that in no event shall Parent or Merger Sub or any of their respective Affiliates be entitled to a grant of both specific performance pursuant to Section 9.8 and the Partnership Termination Fee. The Partnership Related Parties are intended third party beneficiaries of this Section 8.2(d)(iii).

(iv) For the avoidance of doubt, and notwithstanding anything to the contrary in this Agreement, the Parent Termination Fee (together with the right to specific performance prior to the termination of this Agreement in accordance with Section 9.14) shall be the sole and exclusive remedy (whether at law, in equity, in contract, tort or otherwise, and whether by or through attempted piercing of the corporate, limited liability company or partnership veil or directly or indirectly through any other Person) of Partnership or any of its Affiliates or any other Person against Parent, Merger Sub or any of their respective Affiliates, or any direct or indirect, former, current or future, equityholder or Representative of any of the foregoing (each, a “Parent Related Party”), for any damages, liabilities or other adverse consequences incurred by Partnership or any of its Affiliates or Representatives or any other Person for any failure by Parent or Merger Sub to effect the Closing for any or no reason and any other breach by Parent or Merger Sub of this Agreement, and Partnership and its Affiliates shall not otherwise be entitled to make any claim against any Parent Related Parties, and the Parent Related Parties shall have no further liability to Partnership or any of its Affiliates or any other Person therefor, except that Partnership may seek specific performance of Parent’s and Merger Sub’s obligations hereunder as and only to the extent permitted under Section 9.14; provided, however, that in no event shall Partnership or any of its Affiliates be entitled to a grant of both specific performance pursuant to Section 9.8 and the Parent Termination Fee. The Parent Related Parties are intended third party beneficiaries of this Section 8.2(d)(iv).
(v) Notwithstanding any other provision of this Agreement (i) no Party shall be liable for any speculative, indirect, consequential or punitive damages (unless awarded to a third party, and except with respect to damages that might otherwise be considered consequential damages to the extent recoverable under the applicable principles of Delaware law because they were the natural, probable and reasonably foreseeable consequence of the relevant breach or action) with respect to this Agreement, and (ii) nothing in this Section 8.2 shall limit a claim by Partnership to enforce its third party beneficiary rights under the Equity Commitment Letter in accordance with the terms hereof and of the Equity Commitment Letter prior to a valid termination of this Agreement.
ARTICLE IX
MISCELLANEOUS
9.1 Amendment and Modification; Waiver.
(a) Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented, whether before or after receipt of the Partnership Unitholder Approval, by written agreement of Partnership and Parent (by action taken by their respective boards of directors); provided, however, that after the adoption of the Merger Agreement by the Common Unitholders of Partnership no amendment, modification, supplement or waiver shall be made which by Law requires further approval by such Common Unitholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the General Partner, Partnership, Parent and Merger Sub.
(b) At any time and from time to time prior to the Effective Time, either Partnership, on the one hand, or Parent or Merger Sub, on the other hand, may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of Parent or Merger Sub or Partnership, as applicable, (ii) waive any inaccuracies in the representations and warranties made to Parent or Partnership, as applicable, contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of Parent, Merger Sub or Partnership, as applicable, contained herein. Any agreement on the part of Parent or Partnership to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of Parent or Partnership, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.
9.2 Non-Survival of Representations and Warranties. None of the representations, warranties, covenants or other agreements in this Agreement or in any schedule or certificate delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.2 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time (including the terms of this Article IX), which covenants and agreements shall survive the Effective Time in accordance with their respective terms only for such period as shall be required for the Party required to perform under such covenant or agreement to complete the performance required thereby, and thereafter there shall be no liability on the part of, nor shall any claim be made by, any Party or any of their respective Affiliates in respect thereof.

9.3 Expenses. Except as set forth in this Section 9.3, all fees and expenses incurred in connection with the Merger, this Agreement and the other Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated, except that each of Parent and Partnership shall bear and pay one-half the costs and expenses (other than the fees and expenses of each party’s attorneys and accountants, which shall be borne by the Party incurring such expenses) incurred by the Parties hereto in connection with (i) the filing, printing and mailing of the Proxy Statement, (ii) the filings of the premerger notification and report forms under Antitrust Laws and foreign direct investment laws (including filing fees) and (iii) any jointly retained third parties, including attorneys, consultants and economists. For the avoidance of doubt, the Partnership shall be solely responsible for paying or reimbursing (as the case may be) the amounts in the Closing Costs Schedule as set forth in Schedule 9.3 of the Partnership Disclosure Letter.
9.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), by email (notice deemed given upon written confirmation of transmission) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):
if to Parent or Merger Sub or the Surviving Entity or following the Effective Time to the General Partner, to:
c/o Stonepeak Infrastructure Partners
55 Hudson Yards
550 W 34th Street, 48th Floor
New York, NY 10001
Attention:	James Wyper, Senior Managing Director
Adrienne Saunders, General Counsel
Email:	wyper@stonepeakpartners.com
saunders@stonepeakpartners.com;
legalandcompliance@stonepeakpartners.com

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 100017
Attention:	Brian Chisling
Email:	bchisling@stblaw.com

And

if to General Partner or Partnership prior to the Effective Time, to:

Attention: N. Angelique Burgess
Email: angelique.burgess@teekay.com

with a copy to (which shall not constitute notice):

Attention: Arthur Bensler
Email: art.bensler@teekay.com

With copies to the Conflicts Committee (which does not constitute notice):

Attention: Richard D. Paterson
Email: rich.d.paterson@gmail.com

Attention: Mark A. Morton, Esq.
Email: mmorton@potteranderson.com
9.5 Certain Definitions. For the purposes of this Agreement, the term:
“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms that are no less favorable to General Partner than those contained in the Confidentiality Agreement; provided that such agreement shall include standstill provisions (which shall permit private proposals to the General Partner Board of Directors) in favor of Partnership as applicable.
“Adverse Law or Order” means (i) any statute, rule, regulation or other Law (other than any Antitrust Law or foreign direct investment law) shall have been enacted or promulgated by any Governmental Entity of competent jurisdiction which prohibits or makes illegal the consummation of the Merger or (ii) there shall be in effect any order or injunction of any Governmental Entity of competent jurisdiction preventing the consummation of the Merger.
“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with, such specified Person through one or more intermediaries or otherwise. For the purposes of this definition, “control” means, where used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.
“Antitrust Laws” mean any antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition.
“Acquisition Financing” has the meaning set forth in Section 4.6.
“Bondholder Consents” means the consent and/or affirmative votes required for the Transaction relating to the Continuing NOK Bonds.
“Bribery Legislation” means all and any of the following: the FCPA; any Law or regulation implementing the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions; the relevant common law or legislation in England and Wales relating to bribery and/or corruption, including, the Public Bodies Corrupt Practices Act 1889; the Prevention of Corruption Act 1906 as supplemented by the Prevention of Corruption Act 1916 and the Anti-Terrorism, Crime and Security Act 2001; the Bribery Act 2010; the Proceeds of Crime Act 2002; and any anti-bribery or anti-corruption related provisions in criminal and anti-competition laws and/or anti-bribery, anti-corruption and/or anti-money laundering laws of any jurisdiction in which Parent or Partnership operates.
“Business day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in the State of New York or Province of British Columbia or is a federal holiday in the United States or Canada; provided that any day that the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands is not accepting filings shall not be a “business day” for purposes of Section 1.2.
“Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases or finance leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP; provided that all leases of such Person that are or would have been treated as operating leases for purposes of GAAP prior to the issuance on February 25, 2016 of the Accounting Standards Update 2016-02, Leases (Topic 842) by the Financial Accounting Standards Board shall not be deemed Capital Lease Obligations notwithstanding the fact that such obligations are required in accordance with such Accounting Standards Update (on a prospective or retroactive basis or otherwise) to be treated as capitalized lease obligations in the consolidated financial statements (including all related notes and schedules) of the Partnership and the Partnership Subsidiaries included in the Partnership SEC Documents.
“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act of 2020, Pub. L. 116-136, any similar or successor Law or executive order or executive memo (together with all guidance, rules, and regulations related thereto issued by a Governmental Entity, including the memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020, and IRS Notice 2020-65) in any U.S. jurisdiction, and any subsequent Law intended to address the consequences of COVID-19, including the Health and Economic Recovery Omnibus Emergency Solutions Act and the Health, Economic Assistance, Liability, and Schools Act and any other U.S., non-U.S., state or local stimulus fund or relief programs or Laws enacted by a Governmental Entity in connection with or in response to COVID-19.
“Certificate of a Limited Partnership” means the Certificate of a Limited Partnership of the Partnership filed with the Registrar of Corporations of the Republic of the Marshall Islands on November 3, 2004.
“Citibank Revolving Facility” means that certain $225 million Revolving Credit Agreement, dated as of March 24, 2020, among Citibank Europe PLC, UK Branch, as agent, Partnership, as borrower, and the lenders and other parties from time to time party thereto.
“Code” means the Internal Revenue Code of 1986, as amended. “Common Unitholders” means any Person holding Common Units.
“Common Units” means the common units representing limited partner interests in the Partnership having the rights and obligations specified with respect to “Common Units” as set forth in the Existing Partnership Agreement.
“Confidentiality Agreement” means the Confidentiality Agreement, dated as of May 13, 2021, by and between Partnership and Stonepeak Partners LP.
“Conflicts Committee” means the conflicts committee established by the General Partner Board of Directors.
“Continuing NOK Bonds” means (a) those debt instruments due 2023 issued pursuant to Bond Agreement between the Partnership and Nordic Trustee AS on August 27, 2018 and (b) those debt instruments due 2025 issued pursuant to Bond Agreement between the Partnership and Nordic Trustee AS on August 28, 2020.
“Contract” means any written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, binding understanding, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy, arrangement or other legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect, and any amendments or supplements thereto.
“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or any epidemics, pandemic or disease outbreak resulting therefrom.
“COVID-19 Measures” means any quarantine, shelter in place, stay at home, workforce reduction, social distancing, shut down, closure, sequester, return to work, employment, human resources or similar Law, directive, guidelines or recommendations promulgated by any Governmental Entity in connection with or in response to COVID-19, including the CARES Act.
“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.
“Environmental Law” means any Law or Maritime Guideline relating to pollution or protection, investigation or restoration of the environment or natural resources (including air, surface water, groundwater, land surface or subsurface land), wildlife (including life at sea), climate change or, as such matters relate to injury or threat of injury to persons or property relating to the use, handling, presence, transportation, treatment, storage, disposal, recycling, Release, threatened Release or discharge of, or exposure to, Hazardous Materials, bilge water or ballast water.
“Environmental Permits” means any permit, license, consent, certificate, registration, variance, exemption, order, authorization or approval required under applicable Environmental Laws.
“Equity Commitment Letter” has the meaning set forth in Section 4.6 hereof.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.
“Existing Debt Agreements” has the meaning set forth in Section 3.4(c).
“Existing Partnership Agreement” means the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership dated as of May 11, 2020, as amended.
“FCPA” means the United States Foreign Corrupt Practices Act of 1977, as amended.
“General Partner Interest” shall mean the general partnership interest of the Partnership owned by General Partner.
“Government Official” means (a) any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, (b) any candidate for political office, or (c) any political party or party official.
“Governmental Entity” means (a) any transnational, national, federal, state, county, municipal, local or foreign government (including the Republic of the Marshall Islands) or any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of, or pertaining to, government, including any arbitral body, (b) any public international governmental organization, or (c) any agency, division, bureau, department, or other political subdivision of any government, entity or organization described in the foregoing clauses (a) or (b) of this definition.
“GP Closing” shall mean the closing of the purchase of the General Partner Interest by General Partner Purchaser.
“Hazardous Materials” means any pollutant, contaminant or waste and any other material or substance defined, listed, classified or regulated as “hazardous,” “toxic,” “sewage,” or “garbage,” or any words of similar import under any Environmental Law, or that could otherwise reasonably be expected to result in liability under any Environmental Law, including petroleum, petroleum products or byproducts (including bunker, diesel fuel, crude oil and any fractions thereof), oily bilge water, natural gas, liquefied natural gas, natural gas liquids, petroleum gas, liquefied petroleum gas, explosive material, radioactive material, lead paint, anti-fouling paint or coatings, polychlorinated biphenyls (or PCBs), per- or polyfluorinated substances, dioxins, dibenzofurans, sulfur oxides, nitrogen oxides, heavy metals, mold, mold spores, mycotoxins, methane, greenhouse gases, asbestos and asbestos-containing materials, ballast water containing invasive species or pathogens, and radon gas.
“Indebtedness” means with respect to any Person,
(a) all obligations of such Person for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments;
(b) all direct or contingent obligations of such Person arising under letters of credit (including standby and commercial), bankers’ acceptances, bank guarantees, surety bonds and similar instruments;
(c) net obligations of such Person under any interest rate, swap, currency swap, forward currency or interest rate contracts or other interest rate or currency hedging arrangements;
(d) all obligations of such Person to pay the deferred purchase price of property or services, “earn-out,” holdback, purchase price adjustment (other than trade accounts payable in the ordinary course of business);
(e) indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements), whether or not such indebtedness will have been assumed by such Person or is limited in recourse;
(f) Capital Lease Obligations;
(g) recourse factoring arrangements;
(h) obligations outstanding under securitization facilities; and

(i) any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument, provided that Indebtedness shall not include any performance guarantee or any other guarantee that is not a guarantee of other Indebtedness.
“ING Revolving Facility” means that certain $197,109,213.82 Secured Revolving Credit Facility, dated as of February 8, 2018, among ING Bank N.V., London Branch, as facility agent, Partnership, as borrower and the lenders and other parties from time to time party thereto.
“Inspection” means the physical inspection of a vessel conducted prior to the date hereof in connection with the Transactions.
“Intellectual Property” means all intellectual property and similar proprietary rights protected, created or arising under the Laws of any jurisdiction or any international convention, whether registered or unregistered, including with respect to: (a) Patents, (b) Trademarks (c) copyrights and works of authorship in any medium, including such rights in Software, (d) trade secrets and rights in all other confidential information, including know-how, inventions (whether or not patentable), algorithms, logic, operating conditions and procedures, proprietary formulae, concepts, methods, techniques, compositions, processes, apparatuses, schematics, drawings, models and methodologies, specifications, research and development information, technology, business plans, technical, engineering and manufacturing information (collectively, “Trade Secrets”) (e) Software, (f) rights in databases and data collections and (g) all registrations of, applications for registration of, and renewals and extensions of any of the foregoing, as applicable.
“IRS” means the United States Internal Revenue Service.
“Knowledge” will be deemed to be, as the case may be, the actual knowledge of (a) the Persons listed in Schedule 9.5 of the Parent Disclosure Letter with respect to Parent or Merger Sub, after reasonable due inquiry, or (b) the Persons listed in Schedule 9.5 of the Partnership Disclosure Letter with respect to the Partnership, after reasonable due inquiry.
“LTIP” means the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan.
“Law” means any law (including common law), constitution, statute, code, rule, regulation, order, ordinance, judgment or decree or other pronouncement of any Governmental Entity having the effect of law, including Maritime Guidelines.
“Lien” means any lien, pledge, hypothecation, mortgage, deed of trust, security interest, encumbrance, claim, license, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).
“Maritime Guidelines” shall mean any United States, international or non-United States (including the Republic of the Marshall Islands and Bermuda) Law, code of practice, convention, protocol, guideline or similar requirement or restriction concerning or relating to a Partnership Vessel and to which a Partnership Vessel is subject and required to comply with, imposed, published or promulgated by any Governmental Entity, the International Maritime Organization, such Partnership Vessel’s classification society or the insurer(s) of such Partnership Vessel.
“Maturing NOK Bonds” means those debt instruments due 2021 issued pursuant to Bond Agreement between the Partnership and Nordic Trustee ASA on October 26, 2016.
“Newbuildings” means vessels contracted to be constructed or newly constructed for, but not yet delivered to (i) Partnership or any Partnership Subsidiary or Partnership JV, or (ii) Parent or any Partnership Subsidiary or Partnership JV, as applicable.
“NYSE” means the New York Stock Exchange.
“Organizational Documents” means, with respect to any Person, the articles of incorporation or association, certificate of incorporation, charter, by-laws, articles of formation, certificate of formation, regulations, operating agreement, partnership agreement, shareholders agreement, joint venture agreement, certificate of limited partnership and all other similar documents and foreign equivalent documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of such Person, including any amendments thereto or restatements thereof.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, would, or would reasonably be expected to, prevent, materially impair or materially delay the Parent or Merger Sub from complying with its respective material obligations hereunder or the consummation of the Transactions.
“Partnership Adverse Impact” means any Effect that, individually or in the aggregate, (i) is or would reasonably be expected to be materially adverse to Partnership and the Partnership Subsidiaries (including their respective interest in the Partnership JVs), taken as a whole, or (ii) would, or would reasonably be expected to, prevent, materially impair or materially delay the Partnership or any Partnership Subsidiary or Partnership JV from complying with its respective material obligations hereunder or the consummation of the Transactions.
“Partnership Benefit Plan” means each employee or director benefit plan, arrangement or agreement, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA (whether or not such plan is subject to ERISA), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, equity or equity-based, severance, retention, employment, change of control, pension, retirement, retention or other fringe benefit plan, program or agreement that is or has been sponsored, maintained or contributed to by General Partner, the Partnership, Partnership Affiliate or any Partnership Subsidiary or to which General Partner, Partnership or any Partnership Subsidiary is obligated to sponsor, maintain or contribute or with respect to which General Partner, Partnership, Partnership Affiliate or any Partnership Subsidiary may have any obligation or liability (whether actual or contingent), including any plan, program or agreement for the benefit of employees or independent contractors who perform services for the Partnership of and Partnership Subsidiary or Partnership JV.
“Partnership Competing Proposal” means any proposal or offer made by a Person or group (other than a proposal or offer by Partnership or any of its Subsidiaries) at any time, including any amendment or modification to any existing proposal or offer, (i) pursuant to which if consummated such Person or group would acquire ownership or beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of at least fifteen percent (15%) of the assets of Partnership (based on a fair market value on a consolidated basis), at least fifteen percent (15%) of the outstanding Common Units or businesses or assets of the Partnership representing at least fifteen percent (15%) of Partnership’s net income or net revenues (on a consolidated basis for the twelve (12) month period ending on the last day of Partnership’s most recently completed fiscal quarter for which financial statements are available) (whether pursuant to a merger, consolidation or other business combination, sale of equity, sale of assets, tender offer or exchange offer or otherwise, including any single or multi-step transaction or series of related transactions), in each case other than the Merger, or (ii) that is a merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, tender offer or other similar transaction involving the Partnership and/or the Partnership Subsidiaries, in each case other than the Merger.
“Partnership Existing Revolving Facilities” means the ING Revolving Facility and the Citibank Revolving Facility.
“Partnership Governing Documents” means the Certificate of Limited Partnership and the Existing Partnership Agreement.
“Partnership JV” means any Person in which the Partnership or any Partnership Subsidiary has an equity ownership interest which is either (a) less than a fifty percent (50%) of the outstanding shares of capital stock of, or other equity interests, and/or (b) does not by its terms have ordinary voting power to elect at least fifty percent (50%) of the board of directors or others performing similar functions with respect to such corporation or other organization.
“Partnership Intellectual Property” means the Intellectual Property owned or purported to be owned, in whole or in part, by Partnership, the Partnership Subsidiaries or any Partnership JV.
“Partnership Material Adverse Effect” means any Effect that, individually or in the aggregate, (i) has or would reasonable be expected to have a material adverse effect on the assets, liabilities, business, results of operations or financial condition of Partnership, the Partnership Subsidiaries and the Partnership JVs, taken as a whole, or (ii) would, or would reasonably be expected to, prevent, materially impair or materially delay the Partnership or any Partnership Subsidiary or Partnership JV from complying with its respective obligations hereunder or the consummation of the Transactions; provided, however, that, solely for purposes of clause (i), no Effects to the extent resulting or arising from the following, either alone or in combination, shall be deemed to constitute a Partnership Material Adverse Effect or shall be taken into account when determining whether a Partnership Material Adverse Effect exists or has occurred or is reasonably likely to exist or occur: (a) any changes following the date of this

Agreement in general United States or global economic conditions, (b) general conditions (or changes following the date of this Agreement therein) in any industry or industries in which Partnership operates (including changes following the date hereof in commodity prices or general market prices affecting the shipping industry generally), (c) general legal, tax, economic, political and/or regulatory conditions (or changes following the date of this Agreement therein), including any changes following the date of this Agreement affecting financial, credit or capital market conditions, (d) any change or prospective changes occurring after the date hereof in GAAP or interpretation thereof, (e) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of and by any Governmental Entity occurring after the date hereof (including with respect to Taxes), (f) changes occurring after the date hereof in the price of Common Units, in and of itself (it being understood that the Effects giving rise or contributing to such changes that are not otherwise excluded from the definition of a “Partnership Material Adverse Effect” may be taken into account), (g) any failure by Partnership to meet any internal or published projections, estimates or expectations of Partnership’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Partnership to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the Effects giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Partnership Material Adverse Effect” may be taken into account), (h) Effects arising out of changes occurring after the date hereof in geopolitical conditions, acts of terrorism, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, acts of God, epidemics, pandemics (including COVID-19) or other similar force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement (except for any damage or destruction of any of property or assets of the General Partner or a member of the Partnership Group or any Partnership joint venture resulting therefrom), (i) the negotiation, public announcement or pendency of the Transactions, including the impact of any of the foregoing on the relationships, contractual or otherwise, of Partnership with customers, suppliers, service providers, employees, Governmental Entities, unitholders or any other Persons having a relationship with Partnership and including any resulting litigation or, or (j) any COVID-19 Measure, except, (x) in the case of clauses (a)  — (e), (h) or (j), to the extent Partnership and the Partnership Subsidiaries, taken as a whole, are disproportionately impacted thereby relative to other entities operating in the same industry or industries in which Partnership and the Partnership Subsidiaries operate (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Partnership Material Adverse Effect) and (y) in the case of clauses (g) and (i) shall not apply with respect to any representation or warranty (and, solely to the extent related thereto, the condition set forth in Section 7.2(a)) to the extent that the purpose of such representation or warranty is intended to address the consequences resulting from the negotiation, execution, public announcement, pendency or consummation of the Transactions.
“Partnership Material Supplier” means the top ten (10) third-party suppliers of goods or services, including both commercial pool and third-party technical managers, of Partnership and the Partnership Subsidiaries ranked by total spend by Partnership and the Partnership Subsidiaries during the twelve (12) months ended December 31, 2020 (and, in the case of a third-party technical manager, including all payments to such technical manager, including for pass-through expenses).
“Partnership Revolving Facilities” means the ING Revolving Facility, the Citibank Revolving Facility and any Replacement Revolving Facility.
“Partnership Senior Officers” means the executive officers of the Partnership and/or the Partnership Subsidiaries and/or the General Partner that are subject to the reporting requirements of Section 16(a) of the Exchange Act.
“Partnership Special Meeting” means the meeting of the holders of Common Units for the purpose of seeking the Partnership Unitholder Approval, including any postponement or adjournment thereof.
“Partnership Subsidiary” means any Subsidiary of the Partnership.
“Partnership Superior Proposal” means a bona fide, unsolicited, written Partnership Competing Proposal (with references to 15% being deemed to be replaced with references to 50%), which the General Partner Board of Directors determines in good faith after consultation with Partnership’s outside legal and financial advisors to be (a) more favorable to the Common Unitholders of Partnership from a financial point of view than the Merger, taking into account all relevant factors (including any adjustment to the terms and conditions proposed by Parent in response to such proposal) and (b) reasonably capable of being completed as proposed on a timely basis, in the case of each of clauses (a) and (b), taking into account (i) all financial, legal, regulatory and other aspects of this Agreement (including any changes to the terms of this Agreement proposed by Parent in response to such Partnership Competing Proposal or otherwise) and such Partnership Competing Proposal (including any termination fees, any expense reimbursement provisions, the terms and conditions to the consummation of such Partnership Competing Proposal and whether such Partnership Competing Proposal is fully financed and regulatory risk) and (ii) the identity of the Person making such Partnership Competing Proposal.
“Partnership Superior Proposal Acquisition Agreement” shall mean a written definitive acquisition agreement providing for a Partnership Superior Proposal entered into by and between Partnership and the Person making a Partnership Superior Proposal.
“Partnership Unitholder Approval” means the affirmative vote of the holders of at least a majority of the outstanding Common Units entitled to vote on the authorization of the Merger Agreement.
“Patents” means patents and patent applications, and any and all continuations, continuations-in-part, divisionals, renewals, provisionals, substitutions, extensions, reexaminations and reissues.
“Permitted Liens” means any Lien (i) for Taxes or governmental assessments, charges or claims of payment not yet due and payable or that are being contested in good faith by appropriate proceedings, in each case only if adequate accruals or reserves have been established in accordance with GAAP, (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business or are Liens for crews’ and stevedores’ wages (including the wages of the master or necessaries), in each case that are not yet overdue or are being contested in good faith by appropriate proceedings, (iii) equipment leases with third parties entered into in the ordinary course of business that are not, individually or in the aggregate, material to the business of the relevant Party and its Subsidiaries, taken as a whole, (iv) which is disclosed on the most recent (as of the date hereof) consolidated balance sheet of the Partnership or notes thereto or securing liabilities reflected on such balance sheet or Liens arising under original purchase price conditional sales Contracts and equipment leases with third parties entered into in the ordinary course of business that are not, individually or in the aggregate, material to the business of the relevant Party and its Subsidiaries, taken as a whole, and that are not the result of delinquent payments, (v) non-exclusive licenses of Intellectual Property (1) to customers or (2) to service providers for use for the benefit of Partnership and any Partnership Subsidiary or Partnership JV, in each case, in the ordinary course of business, (vi) under any Partnership lease, or with respect to the real property interests of the landlords thereunder for which no amounts are due and payable, (vii) zoning, entitlement, building and other land use regulations imposed by any Governmental Entity having jurisdiction over the Partnership leased real property or as applicable, which are not violated by the current use and operation of the such real property, (viii) covenants, conditions, restrictions, easements, and other similar matters of record affecting title to Partnership leased real property which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used; provided that the current use of real property does not materially violate such covenants, conditions, restrictions, easements, and other similar matters of record, (ix) public roads and highways, (x) matters which would be disclosed by an inspection or accurate survey of each parcel of real property that are not, individually or in the aggregate, material to the business of the relevant Party and its Subsidiaries, taken as a whole, or (xi) related to indebtedness permitted under Section 5.1(b)(ix) of this Agreement.
“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization, including analogous foreign entities.
“Personal Information” means, in addition to any definition for any similar term (e.g., “personally identifiable information,” “personal data” or “PII”) provided by applicable Privacy Law, data that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly to an individual person, including name, address, email address, photograph, social security number, driver’s license number, passport number, insurance policy number, employment history, bank account number, credit or debit card number, other financial information, medical information, health insurance information and any other similar information.
“Preferred Units” means the Series A Preferred Units and the Series B Preferred Units together.
“Privacy Laws” means all applicable Laws relating to the Processing, privacy or security of Personal Information and all regulations or guidance issued thereunder, including the EU General Data Protection

Regulation (EU) 2016/679 (the “GDPR”) and all national implementing laws of individual EU Member States, Section 5 of the Federal Trade Commission Act, Children’s Online Privacy Protection Act, the CAN-SPAM Act and associated regulations set forth in 16 C.F.R. Part 316, California Consumer Privacy Act of 2018 and the California Consumer Privacy Act Regulations, and all other applicable Laws, industry standards, public-facing policies and statements, and contractual obligations relating to the Processing, privacy or security of Personal Information, data protection, information security, cybercrime, data breach notification, social security number protection, outbound communications and/or electronic marketing in any applicable jurisdictions.
“Proceeding” means any demand, action, suit, claim, complaint, investigation, administrative charge, audit, arbitration or other proceeding of any kind whatsoever, at law or in equity, by or before any Governmental Entity.
“Processing” or “Processed” means any operation or set of operations which is performed on Personal Information, whether or not by automated means, such as collection, recording, organization, structuring, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction.
“Proxy Statement” means the proxy statement related to the Partnership Special Meeting (as amended from time to time).
“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, placing, discarding, abandonment or disposing into the environment.
“Required Commercial Consents” means any consents or waivers under any Vessel charter or from a Partnership JV partner, including consents or waivers as necessary to avoid a default or other breach under any Vessel charter or any Contract entered into with a Partnership JV partner caused by entry into this Agreement or by the Transactions, in all cases including such consents identified and set forth in Section 3.20(a)(viii) of the Partnership Disclosure Letter.
“Required Debt Consents” means any consents or waivers from the lenders, holders or other creditors of loans, bonds, notes or other financings, as applicable, and/or agents, trustees or similar party under any financing Contracts or pursuant to any Indebtedness, including consents or waivers as necessary thereunder to avoid a breach, event of default, the exercise of a put or similar right, or change of control trigger caused by entry into this Agreement or by the Transactions, or the replacement of guaranties or other credit support obligations provided by parent entities of the Partnership, in all cases including such consents identified and set forth in identified and set forth in Section 3.20(a)(viii) of the Partnership Disclosure Letter.
“Representatives” means, when used with respect to Parent, Merger Sub or the General Partner of the Partnership, its Affiliates and its and its Affiliates’ directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers and other agents, advisors and representatives.
“Rights” means, with respect to any Person, (a) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating such Person (or the general partner of such Person) to issue, transfer or sell any partnership or other equity interest of such Person or any of its Subsidiaries or any securities convertible into or exchangeable for such partnership interests or equity interests, or (b) contractual obligations of such Person (or the general partner of such Person) to repurchase, redeem or otherwise acquire any partnership interest or other equity interest in such Person or any of its Subsidiaries or any such securities or agreements listed in clause (a) of this definition.
“Sanctioned Country” means a country, region, or territory which is itself the subject or target of any comprehensive sanctions that broadly prohibit dealings with that country, region, or territory (at the time of this Agreement, the Crimea region of Ukraine, Cuba, Iran, North Korea and Syria).
“Sanctioned Person” means any Person with whom dealings are prohibited under any applicable Sanctions Laws, including as a result of being (a) any Person identified in any list of designated Persons maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of Commerce, the U.S. Department of State, or by the United Nations Security Council, Her Majesty’s Treasury of the United Kingdom, the European Union, or any European Union member state; (b) any Person located, organized, resident in, or a Governmental Entity or government instrumentality of, any Sanctioned Country or (c) 50% or more owned or controlled by, or acting on behalf of any Person described in (a) or (b).

“Sanctions Laws” means all Laws administered or enforced by the United States government, including those administered or enforced from time to time by the Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the United States Department of Commerce, the United States Department of State, the United Nations Security Council, the European Union or Her Majesty’s Treasury of the United Kingdom, concerning economic or financial sanctions, including trade embargoes and export restrictions, the freezing or blocking of assets of targeted Persons, and the ability to engage in transactions with specified persons or countries including any Laws threatening to impose economic sanctions on any person for engaging in proscribed behavior.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the United States Securities Act of 1933, as amended.
“Series A Preferred Units” means the Partnership's series of Preferred Units designated as “9.00% Series A Cumulative Redeemable Perpetual Preferred Units.”
“Series B Preferred Units” means the Partnership's series of Preferred Units designated as “8.50% Series B Fixed to Floating Rate Cumulative Redeemable Perpetual Preferred Units.”
“Services Companies Closing” shall mean the closing of transaction contemplated by the Services Companies Restructuring and Purchase Agreement by the Services Companies Purchaser in accordance with the terms thereof.
“Software” means any software, firmware and computer programs and applications, including all (a) data files, computer programs, application programming interfaces, computerized databases, algorithms, data files, plugins, libraries, subroutines, tools and APIs, in each case of the foregoing whether in source code, executable or object code form and (b) software-related documentation, including user manuals, specifications and other documentation related thereto.
“Subsidiary” or “Subsidiaries” means with respect to any Person, any other Person of which (a) at least fifty percent (50%) of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.
“Takeover Statutes” mean any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar Law.
“Tax” or “Taxes” means any and all taxes, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Governmental Entity or U.S. or non-U.S. taxing authority, including, income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum or estimated tax, including any interest, penalty, additions to tax or additional amounts imposed with respect thereto, whether disputed or not.
“Tax Return” means any report, return, certificate, claim for refund, election, estimated tax filing or declaration required to be filed with any Governmental Entity or U.S. or non-U.S. taxing authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.
“Trademarks” means trademarks, service marks, trade names, business names, logos, trade dress, Internet domain names, and all other similar rights or identifiers of source or origin in any part of the world, together with all common law rights therein and all goodwill symbolized thereby.
“Willful Breach” means a willful act or failure to act that is in material breach of this Agreement that is the consequence of an act or omission by a Party with the actual knowledge (or with the knowledge that a Person acting reasonably under the circumstances should have) that the taking of such act or failure to take such action would, or would reasonably be expected to, be a material breach of this Agreement. “Willfully Breached” has a correlative meaning.

9.6 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:
“Adverse Financing Event”	Section 6.12(a)
“Agreement”	Preamble
“Articles of Merger”	Section 1.3
“Book-Entry Units”	Section 2.2(b)
“Certificates”	Section 2.2(b)
“Closing Date”	Section 1.2
“Closing”	Section 1.2
“Code”	Recitals
“Conflicts Committee”	Recitals
“Covenants Letter Agreement”	Recitals
“D&O Insurance”	Section 6.4(c)
“Divestiture Action”	Section 6.2(c)
“Enforceability Exceptions “Effective Time”	Section 3.3(a) Section 1.3
“Excluded Units”	Section 2.1(e)
“GAAP”	Section 3.2(d)
“General Partner Board of Directors”	Recitals
“General Partner Board Recommendation”	Recitals
“General Partner Purchaser”	Recitals
“GP Purchase Agreement”	Recitals
“Indemnified Parties”	Section 6.4(a)
“Intended Tax Treatment”	Recitals
“IT Systems”	Section 3.16(b)
“LP Act”	Recitals
“Merger Consideration”	Section 2.1(a)
“Merger Sub”	Preamble
“Merger”	Recitals
“Morgan Stanley”	Section 3.18
“Non-Recourse Parties”	Section 9.15
“Outside Date”	Section 8.1(c)
“Parent Board of Directors”	Recitals
“Parent Disclosure Letter”	Article IV
“Parent Related Party”	Section 8.2(d)(iv)
“Parent”	Preamble
“Partnership Change of Recommendation”	Section 5.3(a)
“Partnership Disclosure Letter”	Article III
“Partnership Inquiry”	Section 5.3(c)
“Partnership IT Systems”	Section 3.16(b)
“Partnership Lease”	Section 3.17(b)
“Partnership Leased Real Property”	Section 3.17(b)
“Partnership Material Contracts”	Section 3.21(a)
“Partnership Permits”	Section 3.7(b)
“Partnership Registered Intellectual Property”	Section 3.15(a)
“Partnership Related Party”	Section 8.2(d)(iii)
“Partnership SEC Documents”	Section 3.4(a)
“Partnership Termination Fee”	Section 8.2(b)
“Partnership Vessels”	Section 3.18(a)
“Partnership”	Preamble
“Party”	Preamble
“Plan of Merger”	Recitals

“Required Approvals”	Section 3.3(b)
“Sarbanes-Oxley Act”	Section 3.5(a)
“Services Companies Restructuring and Purchase Agreement”	Recitals
“Services Companies Purchaser”	Recitals
“Support Agreement”	Recitals
“Surviving Entity”	Section 1.1
“Trade Secrets”	Section 9.5
“Transactions”	Recitals
“Transfer Taxes”	Section 6.16(b)
9.7 Interpretation. When a reference is made in this Agreement to Sections Articles, Exhibits or Schedules, such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the un-capitalized term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act. The table of contents and headings set forth in this Agreement or in the Parent Disclosure Letter or the Partnership Disclosure Letter are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof. When reference is made herein to a Person, such reference shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. The words “hereof”, “herein” and “hereunder” and word of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context requires otherwise. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. The phrase “ordinary course of business” as used in this Agreement shall be deemed to mean “the ordinary course of business consistent with past practice”. All references to “dollars” and “US$” will be deemed references to the lawful money of the United States of America. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is a non-business day, the period in question shall end on the next succeeding business day. The term “furnished” or “made available” to another Party means that, no later than 5:00 p.m. New York City time on the day prior to the date hereof, such information, document or material was (i) publicly filed on the SEC EDGAR database as part of a Partnership SEC Document (or expressly incorporated by reference therein), as the case may be or (ii) made available for review by such other Party or its Representatives in the data room maintained for the Transactions or otherwise provided to such other Party or its Representatives, in each case, at least two (2) days prior to the date of this Agreement. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.
9.8 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties. Delivery of an executed counterpart of a signature page to this Agreement by e-mail of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement and shall constitute an original for all purposes.
9.9 Entire Agreement; Third-Party Beneficiaries.
(a) This Agreement (including the Partnership Disclosure Letter and the Parent Disclosure Letter), the Confidentiality Agreement, the GP Purchase Agreement, the Services Companies Restructuring and Purchase

Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be deemed amended hereby so that until the termination of this Agreement in accordance with Section 8.1 hereof, Parent and Merger Sub shall be permitted to take the actions contemplated by this Agreement) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.
(b) Except as provided in Section 6.4 (but only following the Effective Time), Section 8.2(d)(iii) (with respect to Partnership Related Parties), Section 8.2(d)(iv) (with respect to Parent Related Parties) and Section 9.15 (with respect to Non-Recourse Parties), neither this Agreement (including the Partnership Disclosure Letter and the Parent Disclosure Letter) nor the Confidentiality Agreement are intended to confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance herewith without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
9.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Merger are fulfilled to the extent possible.
9.11 Governing Law; Jurisdiction.
(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other jurisdiction, except (i) to the extent that the law of the Republic of the Marshall Islands is mandatorily applicable to the Merger and (ii) all matters relating to the fiduciary duties of the General Partner Board of Directors shall be subject to the laws of the Republic of the Marshall Islands.
(b) Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the matter that is the subject of the action or proceeding is vested exclusively in the federal courts of the United States of America, the federal court of the United States of America sitting in the District of Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the matter that is the subject of the action or proceeding is vested exclusively in the federal courts of the United States of America, the federal court of the United States of America sitting in the District of Delaware, as applicable, and any appellate court from any thereof, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the matter that is the subject of the action or proceeding is vested exclusively in the federal courts of the United States of America, the federal court of the United States of America sitting in the District of Delaware, as applicable, and any appellate court from any thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the jurisdiction or laying of venue of any such action or proceeding in such courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the Parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 9.11(b) in the manner provided for notices in Section 9.4. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law.
9.12 Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.
9.13 Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties, except Parent or Merger Sub may assign any or all of its rights, interests and obligations hereunder to its Affiliates; provided, that no such assignment shall relieve Parent or Merger Sub of any obligation or liability under this Agreement if such assignee does not perform its obligations. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns and this Agreement is not intended to, and shall not, confer upon any other Person other than the Parties and their respective successors and permitted assigns any rights or remedies hereunder.
9.14 Enforcement; Remedies.
(a) Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.
(b) The Parties agree that irreparable injury will occur in the event that any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached. It is agreed that prior to the termination of this Agreement pursuant to Article VIII, each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, to a decree or order of specific performance to specifically enforce the terms and provisions of this Agreement and to any further equitable relief. Each of the Parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. Each of the Parties hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief.
(c) The Parties’ rights in this Section 9.14 are an integral part of the Transactions and each Party hereby waives any objections to any remedy referred to in this Section 9.14 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). For the avoidance of doubt, each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any Party. In the event any Party seeks any remedy referred to in this Section 9.14, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

9.15 Non-Recourse. This Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney or other Representative or affiliate of any of the foregoing of any Party or of any Affiliate of any Party, or any of their successors of permitted assigns (collectively, the “Non-Recourse Parties”), shall have any liability for any obligations or liabilities of any Party under this Agreement or for any claim, action, suit, or other legal proceeding based on, in respect of or by reason of the Transactions, except in the case of fraud or illegal acts. The Non-Recourse Parties are intended third party beneficiaries of this Section 9.15.
(Remainder of Page Intentionally Left Blank)

IN WITNESS WHEREOF, Parent, Merger Sub, General Partner` and Partnership have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.
TEEKAY GP LLC

By:	/s/ N. Angelique Burgess
Name:	N. Angelique Burgess
Title:	Secretary
TEEKAY LNG PARTNERS, L.P.

By:	Teekay GP LLC, its general partner

By:	/s/ N. Angelique Burgess
Name:	N. Angelique Burgess
Title:	Secretary
[Signature Page to Agreement and Plan of Merger]

STONEPEAK INFRASTRUCTURE FUND IV CAYMAN (AIV III) LP

By: Stonepeak Infrastructure Fund IV Cayman LP, its general partner

By: Stonepeak Infrastructure Fund IV Cayman Ltd, its general partner
By:	/s/ James Wyper
Name:	James Wyper
Title:	Senior Managing Director
[Signature Page to Agreement and Plan of Merger]

LIMESTONE MERGER SUB, INC.

By:	/s/James Wyper
Name:	James Wyper
Title:	President
[Signature Page to Agreement and Plan of Merger]

ANNEX B
Execution Version
Voting and Support Agreement
This Voting and Support Agreement (this “Agreement”), dated as of October 4, 2021, is entered into by and between Teekay Corporation, a Republic of Marshall Islands corporation (“TKC”) and a direct and indirect common unitholder of Teekay LNG Partners, L.P. a Republic of Marshall Islands limited partnership (the “Partnership”), Teekay Finance Limited, a Bermuda corporation (“TFL” and together with TKC, the “TK Parties”) a direct common unitholder of the Partnership, and Stonepeak Infrastructure Fund IV Cayman (AIV III) LP, a Cayman Islands exempted limited partnership (“Parent”). Parent, TKC and TFL are each sometimes referred to herein individually as a “Party” and collectively as the “Parties.”
WHEREAS, the Partnership, Parent, and Limestone Merger Sub, Inc., a Marshall Islands corporation and wholly owned subsidiary of Parent (“Merger Sub”), have entered, or will enter, into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended from time to time, the “Merger Agreement”), providing for, among other things, the merger (the “Merger”) of Merger Sub with and into the Partnership pursuant to the terms and conditions of the Merger Agreement;
WHEREAS, in order to induce Parent to enter into the Merger Agreement, each of TKC and TFL is willing to make certain representations, warranties, covenants, and agreements as set forth in this Agreement with respect to the common units representing limited partner interests in the Partnership (“Partnership Common Unit”) Beneficially Owned by TKC and TFL and set forth below TKC's and TFL's signature on the signature page hereto (the “Original Units” and, together with any additional units of Partnership Common Unit pursuant to Section 6 hereof, the “Units”); and
WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent has required that each of the TK Parties, and each of the TK Parties has agreed to, execute and deliver this Agreement.
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, and agreements set forth below and for other good and valuable consideration, the receipt, sufficiency, and adequacy of which are hereby acknowledged, the Parties hereto, intending to be legally bound, do hereby agree as follows:
1. Definitions.
For purposes of this Agreement, capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. When used in this Agreement, the following terms in all of their tenses, cases, and correlative forms shall have the meanings assigned to them in this Section 1.
(a) “Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person's beneficial ownership of securities shall be calculated in accordance with the provisions of such rule (in each case, irrespective of whether or not such rule is actually applicable in such circumstance). For the avoidance of doubt, “Beneficially Own” and “Beneficial Ownership” shall also include record ownership of securities.
(b) “Beneficial Owner” shall mean the Person who Beneficially Owns the referenced securities.
2. Representations of TKC and TFL.
TKC and TFL represents and warrants to Parent that, as of the date of this Agreement:
(a) Ownership of Units. TKC, directly and indirectly through its wholly-owned subsidiary, TFL, is the Beneficial Owner of, and has good and marketable title to, all of the Original Units free and clear of any proxy, voting restriction, adverse claim, or other Liens and has the sole voting and sole disposition power over all of the Original Units, and there are no options, warrants, or other rights, agreements, arrangements, or commitments of any character to which TKC or TFL is a party relating to the pledge, disposition, or voting of any of the Original Units and there are no voting trusts or voting agreements with respect to the Original Units, except, in each case, as otherwise provided under this (i) Agreement, (ii) applicable federal or state securities laws, (iii) the Margin Loan Agreement, dated September 29, 2020, among TFL, Citibank, N.A. and others, and the instruments executed in connection therewith, including the Pledge and Security Agreement, dated September 29, 2020, by and between Citibank. N.A. and TFL (collectively, the “Equity Margin Revolver

Agreements”) and (iv) the Indenture, dated May 13, 2019, by and among TKC, the guarantors party thereto and Wilmington Trust, National Association. TFL is a wholly-owned Subsidiary of TKC.
(b) Disclosure of All Units Owned. TKC and TFL do not Beneficially Own any units of Partnership Common Unit other than the Original Units as of the date of this Agreement.
(c) Power and Authority; Binding Agreement. Each of the TK Parties has full corporate power and authority to enter into, execute, and deliver this Agreement and to perform fully such TK Party's obligations hereunder. This Agreement has been duly and validly executed and delivered by the TK Parties and constitutes the legal, valid, and binding obligation of the TK Parties, enforceable against the TK Parties in accordance with its terms except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors' rights generally.
(d) No Conflict. The execution and delivery of this Agreement by the TK Parties does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any Law applicable to either TK Party or, other than as set forth in the Equity Margin Revolver Agreements, result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration, or cancellation of, or result in the creation of any Lien on any of the Units pursuant to, any agreement or other instrument or obligation including organizational documents binding upon a TK Party or any of the Units.
(e) No Consents. No consent, approval, order, or authorization of, or registration, declaration, or filing with, any Governmental Entity or any other Person on the part of a TK Party is required in connection with the valid execution and delivery of this Agreement.
(f) No Litigation. There is no action, suit, investigation, or proceeding (whether judicial, arbitral, administrative, or other) (each an “Action”) pending against, or, to the knowledge of TKC, threatened against or affecting, a TK Party or the Units that would reasonably be expected to materially impair or materially adversely affect the ability of either TK Party to perform such TK Party's obligations hereunder or to consummate the transactions contemplated by this Agreement on a timely basis.
(g) Reliance. Each of the TK Parties understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the such TK Party's execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of the TK Parties contained herein.
(h) Broker's Fees. Other than as set forth in Schedule 3.22 of the Partnership Disclosure Letter to the Merger Agreement, no investment banker, broker, finder or other intermediary is entitled to any broker's, finder's, financial advisor's or other similar fee or commission for which Parent or the Partnership is or will be liable in connection with the transactions contemplated hereby based upon arrangements made by TKC or TFL.
3. Agreement to Vote Units. Each of the TK Parties hereby irrevocably and unconditionally agrees during the term of this Agreement, at any annual or special meeting of the Partnership called with respect to the following matters, and at every adjournment or postponement thereof, and on every action or approval by written consent or consents of the Partnership unitholders with respect to any of the following matters, (I) to vote or cause the holder of record to vote the Units: (i) in favor of (1) the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement and any other matters necessary or reasonably requested by Parent for consummation of the Merger and the other transactions contemplated by the Merger Agreement, and (2) any proposal to adjourn or postpone such meeting of unitholders of the Partnership to a later date if there are not sufficient votes to approve the Merger; and (ii) against (1) any Partnership Competing Proposal, or any of the transactions contemplated thereby, (2) any action, proposal, transaction, or agreement which would reasonably be expected to result in a breach of any covenant, representation or warranty, or any other obligation or agreement of the Partnership under the Merger Agreement or of the TK Parties under this Agreement, and (3) any action, proposal, transaction, or agreement that would reasonably be expected to impede, interfere with, delay, discourage, adversely affect, or inhibit the timely consummation of the Merger and the other transactions contemplated by the Merger Agreement or the fulfillment of Parent's, the Partnership's, or Merger Sub's conditions under the Merger Agreement, or change in any manner the voting rights of any class of units of the Partnership (including any amendments to the Partnership Organizational Documents) and (II) to cause the holder of record to appear at such meeting or otherwise cause the Units to be counted as present thereat for purposes of a quorum.

4. No Voting Trusts or Other Arrangement.
Each of the TK Parties agrees that during the term of this Agreement such the TK Parties will not, and will not permit TLF or any other entity under a TK Party's control to, deposit any of the Units in a voting trust, grant any proxies or power of attorneys with respect to the Units, subject any of the Units to any arrangement with respect to the voting of the Units or enter into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement other than (i) agreements entered into with Parent and (ii) the Equity Margin Revolver Agreements.
5. Transfer and Encumbrance.
Each of the TK Parties agrees that during the term of this Agreement, subject to the terms of the Equity Margin Revolver Agreements and the Indenture, the TK Parties will not, and will not permit any entity under a TK Party's control to, directly or indirectly, transfer, sell, offer, exchange, assign, pledge, or convey any legal or Beneficial Ownership interest in or otherwise dispose of (by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by operation of Law, or otherwise), or encumber (“Transfer”) any of the Units or enter into any contract, option, or other agreement with respect to, or consent to, a Transfer of, any of the Units or a TK Party's voting or economic interest therein. Any attempted Transfer of Units or any interest therein in violation of this Section 5 shall be null and void. This Section 5 shall not prohibit a Transfer of the Units by the TK Parties, or any entity under the control of a TK Party, to an Affiliate of the TK Parties or an Affiliate of an entity under the control of a TK Party; provided, that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to Parent, to be bound by all of the terms of this Agreement.
6. Additional Units.
Each of the TK Parties agrees that all units of Partnership Common Unit (or any securities exchangeable for or convertible into Partnership Common Units) that a TK Party or any entity under TKC's control purchases, acquires the right to vote, or otherwise acquires Beneficial Ownership of, after the execution of this Agreement and prior to the Expiration Time shall be subject to the terms and conditions of this Agreement and shall constitute Units for all purposes of this Agreement. In the event of any unit split, unit dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of units, or the like of the units of the Partnership affecting the Units, the terms of this Agreement shall apply to the resulting securities and such resulting securities shall be deemed to be “Units” for all purposes of this Agreement.
7. Termination.
This Agreement and all obligations hereunder shall terminate upon the earliest to occur of (the “Expiration Time”): (a) the Effective Time; (b) the date on which the Merger Agreement is terminated in accordance with its terms; and (c) the termination of this Agreement by mutual written consent of the Parties. Nothing in this Section 7 shall relieve or otherwise limit the liability of any Party for any intentional breach of this Agreement prior to such termination.
8. No Solicitation.
Subject to Section 9, each of the TK Parties shall not and shall use its reasonable best efforts to cause its Affiliates and Representatives not to: (a) solicit, initiate, or knowingly facilitate any inquiries, proposal or offer or the making, submission, modification or amendment or announcement of any inquiry, proposal or offer which constitutes or would be reasonably expected to lead to a Partnership Competing Proposal; (b) participate in or engage in any negotiations or discussions (other than to state that it is not permitted to have discussions) regarding, or furnish to any Person any nonpublic information relating to the Partnership in connection with, any inquiry, proposal or offer which constitutes or would be reasonably expected to lead to a Partnership Competing Proposal; (c) publicly support or recommend any Partnership Competing Proposal, (d) except with respect to any Partnership Competing Proposal that is the subject of a Partnership Change of Recommendation made in accordance with Section 5.2(d) of the Merger Agreement, fail to, following the request of Parent to do so, promptly publicly and without qualification recommend against any Partnership Competing Proposal, or (e) enter into any letter of intent or other document or agreement relating to, or any agreement or commitment providing for, any Partnership Competing Proposal. Notwithstanding the foregoing, the TK Parties may (and may permit their Affiliates and their and their Affiliates' Representatives to) participate in discussions and negotiations with any Person making a Partnership Competing Proposal (or its Representatives) with respect to such Partnership Competing Proposal if: (i) the Partnership or General Partner is

engaging in discussions or negotiations with such Person pursuant to Section 5.2(b) of the Merger Agreement and has not breached Section 5.2 of the Merger Agreement; and (ii) the TK Parties' negotiations and discussions are in conjunction with and ancillary to the Partnership's or the General Partner's discussions and negotiations. Each of TKC and TFL shall immediately cease, and cause its directors, officers and employees to cease, and shall use its reasonable best efforts to cause its Representatives to immediately cease, any and all existing discussions or negotiations with any parties (or provision of any nonpublic information to any parties) conducted heretofore with respect to any Partnership Competing Proposal or Partnership Inquiry existing on the date hereof.
9. No Agreement as Director or Officer.
Each of the TK Parties makes no agreement or understanding in this Agreement in such TK Party's capacity as a director or officer of the Partnership or any of its subsidiaries (if such TK Party holds such office), and nothing in this Agreement: (a) will limit or affect any actions or omissions taken by a TK Party in unitholder's capacity as such a director or officer, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement; or (b) will be construed to prohibit, limit, or restrict a TK Party from exercising a TK Party's fiduciary duties as an officer or director to the Partnership or the Partnership's unitholders.
10. Further Assurances.
Each of the TK Parties agrees, from time to time, and without additional consideration, to execute and deliver such additional proxies, documents, and other instruments and to take all such further action as Parent may reasonably request to consummate and make effective the transactions contemplated by this Agreement.
11. Stop Transfer Instructions.
At all times commencing with the execution and delivery of this Agreement and continuing until the Expiration Time, in furtherance of this Agreement, each of the TK Parties hereby authorizes and instructs the Partnership or its counsel to notify the Partnership's transfer agent that, subject to the exceptions set forth in Section 5, there is a stop transfer order (the “Stop Transfer Order”) with respect to all of the Units (and that this Agreement places limits on the voting and transfer of the Units), subject to the provisions hereof and provided that any such stop transfer order and notice will immediately be withdrawn and terminated by the Partnership following the Expiration Time. Each of the TK Parties shall authorize and instruct the Partnership to enter or cause its transfer agent to enter the Stop Transfer Order.
12. Specific Performance.
The rights and remedies of the Parties shall be cumulative with and not exclusive of any other remedy conferred hereby. Each Party hereto acknowledges that it will be impossible to measure in money the damage to the other Party if a Party hereto fails to comply with any of the obligations imposed by this Agreement, that every such obligation is material and that, in the event of any such failure, the other Party will not have an adequate remedy at Law or damages. Accordingly, each Party hereto agrees that injunctive relief or other equitable remedy, in addition to remedies at Law or damages, is the appropriate remedy for any such failure and will not oppose the seeking of such relief on the basis that the other Party has an adequate remedy at Law. Each Party hereto agrees that it will not seek, and agrees to waive any requirement for, proof of actual damages or the securing or posting of a bond in connection with the other Party's seeking or obtaining such equitable relief.
13. Entire Agreement.
This Agreement supersedes all prior agreements, written or oral, between the Parties hereto with respect to the subject matter hereof and contains the entire agreement between the Parties with respect to the subject matter hereof. This Agreement may not be amended or supplemented, and no provisions hereof may be modified or waived, except by an instrument in writing signed by both of the Parties hereto. No waiver of any provisions hereof by either Party shall be deemed a waiver of any other provisions hereof by such Party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such Party.
14. Notices.
All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given upon the earlier of actual receipt or: (a) when delivered by hand (providing proof of delivery); (b) when received by the addressee if sent by a nationally recognized overnight courier

(receipt requested); or (c) on the date sent by email if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient. Such communications must be sent to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 14):
If to Parent:

c/o Stonepeak Infrastructure Partners
55 Hudson Yards
550 W 34th Street, 48th Floor
New York, NY 10001
Attention:	James Wyper, Senior Managing Director
Adrienne Saunders, General Counsel
Email:	wyper@stonepeakpartners.com
saunders@stonepeakpartners.com;
legalandcompliance@stonepeakpartners.com

Copy to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 100017
Attention:	Brian Chisling
Email:	bchisling@stblaw.com

If to a TK Party:

Teekay Corporation
Suite 2000, 550 Burrard Street
Vancouver, BC, V6C 2K2
Attention: Arthur Bensler
Email: art.bensler@teekay.com

Copy to:

Squire Patton Boggs (US) LLP
1211 Avenue of the Americas, 26th Floor
New York, NY 10036
Attention: Michael E. Helmer
Email: michael.helmer@squirepb.com
15. Miscellaneous.
(a) Governing Law. This Agreement, and all legal actions (whether based on contract, tort, or statute) arising out of or relating to, or in connection with this Agreement or the actions of any of the Parties in the negotiation, administration, performance, or enforcement hereof, shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Delaware, except (i) to the extent that the law of the Republic of the Marshall Islands is mandatorily applicable to the Merger or this Agreement and (ii) all matters relating to the duties of the General Partner Board of Directors shall be subject to the laws of the Republic of the Marshall Islands.
(b) Submission to Jurisdiction. Each of the Parties hereto irrevocably agrees that any legal action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns shall be brought and determined exclusively in the Court of Chancery of the State of Delaware, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such legal action, in the Superior Court of the State of Delaware (Complex Commercial Division). Each of the Parties hereto agrees that service of process or other papers in connection with any such legal action in the manner provided for notices in Section 14 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the Parties hereto hereby irrevocably submits with regard to any such legal action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim, or otherwise, in any legal action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder: (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 15(b); (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment, or otherwise); and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action, or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action, or proceeding is improper, or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.
(c) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION; (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 15(C).
(d) Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense, whether or not the Merger is consummated.
(e) Severability. If any term or provision of this Agreement is deemed invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.
(f) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.
(g) Section Headings. All section headings herein are for convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.
(h) Assignment. Neither Party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other Party hereto, except that Parent may assign, in its sole discretion, all or any of its rights, interests and obligations hereunder to any of its Affiliates. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective permitted successors and assigns. Any assignment contrary to the provisions of this Section 15(h) shall be null and void.
(i) No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties and their respective successors and permitted assigns any legal or equitable right, benefit, or remedy of any nature under or by reason of this Agreement.
(j) Disclosure. The TK Parties hereby authorize the Partnership and Parent to publish and disclose in any announcement or disclosure required by the SEC the TK Parties' identities and ownership of the Units and the nature of the TK Parties' obligations under this Agreement; provided, that prior to any such publication or disclosure the Partnership and Parent have provided TKC with an opportunity to review and comment upon such announcement or disclosure, which comments the Partnership and Parent will consider in good faith.
[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties hereto have executed and delivered this Agreement as of the date first written above.
STONEPEAK INFRASTRUCTURE FUND IV CAYMAN (AIV III) LP

By: Stonepeak Infrastructure Fund IV Cayman LP, its general partner

By: Stonepeak Infrastructure Fund IV Cayman Ltd, its general partner

By:	/s/ James Wyper
Name:	James Wyper
Title:	Senior Managing Director
[Signature Page to Voting and Support Agreement]

TEEKAY CORPORATION

By	/s/ Kenneth Hvid
Name:	Kenneth Hvid
Title:	President and Chief Executive Officer

Number of Units of Partnership Common Units Directly Beneficially Owned as of the date of this Agreement:100

Number of Units of Partnership Common Units Indirectly Beneficially Owned (through TFL) as of the date of this Agreement: 35,958,274

TEEKAY FINANCE LIMITED

By	/s/ N. Angelique Burgess
Name:	N. Angelique Burgess
Title:	Director and President

Number of Units of Partnership Common Units Directly Beneficially Owned as of the date of this Agreement: 35,958,274
[Signature Page to Voting and Support Agreement]

ANNEX C
Execution Copy
LIMITED LIABILITY COMPANY INTEREST

PURCHASE AGREEMENT

by and between
TEEKAY CORPORATION

(“Seller”)

and
STONEPEAK INFRASTRUCTURE FUND IV CAYMAN (AIV III) LP
(“Buyer”)
dated as of
October 4, 2021
NO AGREEMENT, ORAL OR WRITTEN, REGARDING OR RELATING TO ANY OF THE MATTERS COVERED BY THIS DOCUMENT HAS BEEN ENTERED INTO BETWEEN THE PARTIES. THIS DOCUMENT IS INTENDED SOLELY TO FACILITATE DISCUSSIONS AMONG THE PARTIES IDENTIFIED HEREIN. IT IS NOT INTENDED TO CREATE, AND WILL NOT BE DEEMED TO CREATE, A LEGALLY BINDING OR ENFORCEABLE OFFER OR AGREEMENT OF ANY TYPE OR NATURE PRIOR TO THE ACTUAL EXECUTION OF THIS DOCUMENT BY ALL SUCH PARTIES AND THE DELIVERY OF AN EXECUTED COPY HEREOF BY ALL SUCH PARTIES TO ALL OTHER PARTIES. THIS FORM OF AGREEMENT IS SUBJECT TO REVISION BY TEEKAY HOLDINGS LIMITED AT ANY TIME.

C-i

C-ii

LIMITED LIABILITY COMPANY INTEREST

PURCHASE AGREEMENT
THIS LIMITED LIABILITY COMPANY INTEREST PURCHASE AGREEMENT (this “Agreement”), is entered into by and between Teekay Corporation, a Republic of Marshall Islands corporation (“Seller”), and Stonepeak Infrastructure Fund IV Cayman (AIV III) LP, a Cayman Islands exempted limited partnership (“Buyer” and each of Seller and Buyer, a “Party”).
RECITALS
WHEREAS, Seller is the sole member and 100% owner of Teekay Holdings Limited (“Seller Holdco”), a Bermuda corporation, which in turn owns all of the limited liability company interest (the “Purchased Interest”) of Teekay GP L.L.C., a Republic of Marshall Islands limited liability company (the “General Partner”), under the Second Amended and Restated Limited Liability Company Agreement of the General Partner dated as of April 29, 2005; and
WHEREAS, the General Partner is the sole general partner of Teekay LNG Partners, L.P. (the “Partnership”) under the Fifth Amended and Restated Agreement of Limited Partnership dated May 11, 2020 of the Partnership (the “Partnership Agreement”) and owner of all of the general partner interests in the Partnership (the “General Partnership Interest”); and
WHEREAS, pursuant to the Agreement and Plan of Merger dated as of the date hereof (the “Merger Agreement”) by and among Stonepeak Infrastructure Fund IV Cayman (AIV III) LP, a Cayman Islands exempted limited partnership (“Parent”), Limestone Merger Sub, Inc. a Marshall Islands corporation (“Merger Sub”), the Partnership, and General Partner, at the Effective Time, Merger Sub will be merged with and into the Partnership (the “Merger”), after which Parent will be the sole limited partner (other than holders of preferred units) of the Partnership; and
WHEREAS, pursuant to the Merger, Seller desires to (and to cause Seller Holdco to) sell, assign, transfer and convey to Buyer, and Buyer desires to purchase from Seller through Seller Holdco of the Purchased Interest, subject to and upon the terms and conditions set forth in this Agreement.
NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
ARTICLE I
DEFINITIONS AND RULES OF CONSTRUCTION
Section 1.1 Definitions. Certain defined terms used herein that are not defined herein shall have the meanings ascribed to them in the Merger Agreement.
As used herein, the following terms shall have the following meanings:
“Acquisition Financing” has the meaning provided such term in Section 4.5.
“Adverse Law or Order” means (i) any statute, rule, regulation or other Law (other than any Antitrust Law) shall have been enacted or promulgated by any Governmental Authority of competent jurisdiction which prohibits or makes illegal the consummation of the Transactions, or (ii) there shall be in effect any order or injunction of any Governmental Authority of competent jurisdiction preventing the consummation of the Transactions.
“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with, such specified Person through one or more intermediaries or otherwise. For the purposes of this definition, “control” means, where used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings. For the avoidance of doubt and notwithstanding anything to the contrary in this Agreement, nothing in Section 5.3, Section 5.4 or Section 9.3 shall bind or obligate, or confer any right or remedy to, any portfolio company or investment fund (as those terms are customarily understood among institutional private equity investors) of Stonepeak Partners LP or any of its affiliated managers or advisers, or any of their direct or indirect equityholders, other than Buyer or its controlled Subsidiaries. For the avoidance of doubt, prior to the Closing, the General Partner, the Partnership and its Subsidiaries shall be considered Affiliates of Seller, and from and after Closing the General Partner, the Partnership and its Subsidiaries shall be considered Affiliates of Buyer.
“Agreement” has the meaning provided such term in the preamble to this Agreement.
“Antitrust Laws” means any antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition.
“Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in the State of New York or Province of British Columbia or is a federal holiday in the United States or Canada; provided that any day that the Registrar or Deputy Registrar of Corporation of the Republic of the Marshall Islands is not accepting filings shall not be a “business day” for purposes of Section 2.3.
“Buyer” has the meaning provided such term in the preamble to this Agreement.
“Buyer Approvals” has the meaning provided such term in Section 4.3.
“Buyer Related Party” has the meaning provided such term in Section 8.2(b).
“Closing” has the meaning provided such term in Section 2.3(a).
“Closing Date” has the meaning provided such term in Section 2.3(a).
“Code” means the Internal Revenue Code of 1986, as amended.
“Contract” means any written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, binding understanding, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy, arrangement or other legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect, and any amendments or supplements thereto.
“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or any epidemics, pandemic or disease outbreak resulting therefrom.
“COVID-19 Measures” means any quarantine, shelter in place, stay at home, workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Authority in connection with or in response to COVID-19, including the Coronavirus Aid, Relief and Economic Security Act.
“Disclosure Schedules” means the schedules attached hereto and made a part hereof.
“Dollars” and “$” mean the lawful currency of the United States.
“Equity Commitment Letter” has the meaning set forth in Section 4.5 of this Agreement.
“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.
“Environmental Law” means any Law relating to pollution or protection, investigation or restoration of the environment or natural resources (including air, surface water, groundwater, land surface or subsurface land), wildlife (including life at sea), climate change or, as such matters relate to injury or threat of injury to persons or property relating to the use, handling, presence, transportation, treatment, storage, disposal, recycling, Release, threatened Release or discharge of, or exposure to, Hazardous Substances, bilge water or ballast water.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Exchanged Units” has the meaning set forth in Section 5.10 of this Agreement.
“Export Control Laws” means the EC Regulation 428/2009 and the implementing laws and regulations of the EU member states; the U.S. Export Administration Act, U.S. Export Administration Regulations, U.S. Arms Export Control Act, U.S. International Traffic in Arms Regulations, and their respective implementing rules and regulations; the U.K. Export Control Act 2002 (as amended and extended by the Export Control Order 2008) and its implementing rules and regulations; and other similar export control laws or restrictions applicable to Seller, Seller Holdco, the General Partner or any member of the Partnership Group operate and their respective operations from time to time.

“FCPA” means the United States Foreign Corrupt Practices Act of 1977, as amended.
“Fundamental Representations and Warranties” means the representations and warranties contained in Sections 3.1, 3.2, 3.3, 3.4(b), 3.6, and 3.7(a).
“GAAP” means generally accepted accounting principles in the United States, consistently applied.
“General Partner” has the meaning provided to such term in the recitals to this Agreement.
“General Partnership Interest” has the meaning provided such term in the recitals to this Agreement.
“Governmental Authority” means (a) any transnational, national, federal, state, county, municipal, local or foreign government (including the Republic of the Marshall Islands) or any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of, or pertaining to, government, including any arbitral body, (b) any public international governmental organization, or (c) any agency, division, bureau, department, or other political subdivision of any government, entity or organization described in the foregoing clauses (a) or (b) of this definition.
“Government Official” means (a) any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Authority, (b) any candidate for political office, or (c) any political party or party official.
“Hazardous Substance(s)” means any substance defined, listed, classified or regulated as “hazardous”, “toxic”, a “waste”, a “pollutant” or a “contaminant” (or words of similar import) under any Environmental Law, including petroleum, petroleum products or byproducts (including crude oil and any fractions thereof), explosive material, radioactive material, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurans, heavy metals, mold, mold spores, mycotoxins, methane, asbestos and asbestos-containing materials, poly- and perfluoroalkyl substances, 1, 4-dioxane, and radon gas.
“Indebtedness” means with respect to any Person, at any date, without duplication, (a) all obligations of such Person for borrowed money, including all principal, interest, premiums, fees, expenses, overdrafts and penalties with respect thereto, (b) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (c) all obligations of such Person to pay the deferred purchase price of property, except trade payables incurred in the ordinary course of business, (d) all obligations of such Person to reimburse any bank or other Person in respect of amounts paid under a letter of credit or similar instrument, (e) all capitalized lease obligations, (f) all other obligations of a Person which would be required to be shown as indebtedness on a balance sheet of such Person prepared in accordance with GAAP, and (g) all indebtedness of any other Person of the type referred to in clauses (a) to (f) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such indebtedness has been assumed by such Person.
“Intended Tax Treatment” has the meaning provided such term in Section 6.5.
“Intercompany Note” has the meaning provided in Section 3.7(a).
“Intercompany Payables and Receivables” has the meaning provided in Section 5.9.
“Intellectual Property” means all intellectual property and similar proprietary rights protected, created or arising under the Laws of any jurisdiction or any international convention, whether registered or unregistered, including with respect to: (a) patents, (b) trademarks (c) copyrights and works of authorship in any medium, including such rights in software, (d) trade secrets and rights in all other confidential information, including know-how, inventions (whether or not patentable), algorithms, logic, operating conditions and procedures, proprietary formulae, concepts, methods, techniques, compositions, processes, apparatuses, schematics, drawings, models and methodologies, specifications, research and development information, technology, business plans, technical, engineering and manufacturing information, (e) software, (f) rights in databases and data collections and (g) all registrations of, applications for registration of, and renewals and extensions of any of the foregoing, as applicable.
“Knowledge” or “knowledge” with respect (a) to Seller means the actual knowledge after reasonable due inquiry of those Persons listed in Schedule 1.1(i), and (b) to Buyer means the actual knowledge after reasonable due inquiry of those Persons listed in Schedule 1.1(ii).

“Law” means any law (including common law), constitution, statute, code, rule, regulation, order, ordinance, judgment or decree or other pronouncement of any Governmental Authority having the effect of law, including any Maritime Guidelines.
“Lien” means any lien, pledge, hypothecation, mortgage, deed of trust, security interest, encumbrance, claim, license, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).
“Maritime Guidelines” shall mean any United States, international or non-United States (including the Republic of the Marshall Islands and Bermuda) Law, code of practice, convention, protocol, guideline or similar requirement or restriction concerning or relating to a Partnership Vessel (as defined in the Merger Agreement) and to which a Partnership Vessel (as defined in the Merger Agreement) is subject and required to comply with, imposed, published or promulgated by any Governmental Authority, the International Maritime Organization, such Partnership Vessel's (as defined in the Merger Agreement) classification society or the insurer(s) of such Partnership Vessel (as defined in the Merger Agreement).
“Material Adverse Effect” means, with respect to any Person, any Effect that, individually or in the aggregate, (i) has or would reasonably be expected to have a material adverse effect on the assets, liabilities, business, results of operations or financial condition of such Person and its Affiliates, taken as a whole, (ii) a “Partnership Material Adverse Effect” (as defined in the Merger Agreement) or (iii) would, or would reasonably be expected to, prevent, materially impair or materially delay such Person or its Affiliates from complying with its respective obligations hereunder or the consummation of the Transactions; provided, however, that, solely in the case of clause (i), no Effects to the extent resulting or arising from the following, either alone or in combination, shall be deemed to constitute a Material Adverse Effect or shall be taken into account when determining whether a Material Adverse Effect exists or has occurred or is reasonably likely to exist or occur: (a) any changes following the date of this Agreement in general global economic conditions, (b) general conditions (or changes following the date of this Agreement therein) in any industry or industries in which such Person or its Affiliates operates (including changes following the date of this Agreement in commodity prices or general market prices affecting the shipping industry generally), (c) general legal, tax, economic, political and/or regulatory conditions (or changes following the date of this Agreement therein), including any changes following the date of this Agreement affecting financial, credit or capital market conditions, (d) any change or prospective changes occurring after the date hereof in GAAP or interpretation thereof, (e) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of and by any Governmental Authority occurring after the date hereof (including with respect to Taxes), (f) changes occurring after the date hereof in the price of Common Units, in and of itself (it being understood that the Effects giving rise or contributing to such changes that are not otherwise excluded from the definition of a “Material Adverse Effect” may be taken into account), (g) any failure by such Person or its Affiliates to meet any internal or published projections, estimates or expectations of Partnership's revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by such Person or its Affiliates to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the Effects giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Material Adverse Effect” may be taken into account), (h) Effects arising out of changes occurring after the date hereof in geopolitical conditions, acts of terrorism, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, acts of God, epidemics, pandemics (including COVID-19) or other similar force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement (except for any damage or destruction of any of property or assets of the General Partner or a member of the Partnership Group or any Partnership joint venture resulting therefrom), (i) the negotiation, public announcement or pendency of the Transactions, including the impact of any of the foregoing on the relationships, contractual or otherwise, of such Person or its Affiliates with customers, suppliers, service providers, employees, Governmental Authorities, unitholders or any other Persons having a relationship with such Person or its Affiliates and including any resulting litigation (provided that no effect shall be given to this clause (i) for purposes of any representation or warranty or the related condition to Closing that addresses the effect of the execution of this Agreement or the consummation of the Transactions), or (j) any COVID-19 Measure, except, in the case of clauses

(a) — (e), (h) or (j), to the extent such Person or its Affiliates, taken as a whole, are disproportionately impacted thereby relative to other entities operating in the same industry or industries in which such Person or its Affiliates operate (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Material Adverse Effect).
“Material Contracts” has the meaning provided such term in Section 3.9(a).
“Merger” has the meaning provided such term in the recitals to this Agreement.
“Merger Agreement” has the meaning provided such term in the recitals to this Agreement.
“Merger Sub” has the meaning provided such term in the recitals to this Agreement.
“Non-Recourse Party” has the meaning provided such term in Section 8.5.
“Organizational Documents” means any charter, certificate of incorporation, articles of association, bylaws, partnership agreement, operating agreement or similar formation or governing documents and instruments.
“Parent” has the meaning provided such term in the recitals to this Agreement.
“Parties” means Seller and Buyer.
“Partnership” has the meaning provided to such term in the recitals to this Agreement.
“Partnership Agreement” has the meaning provided such term in the recitals to this Agreement.
“Partnership Group” means the General Partner, the Partnership and their respective Subsidiaries.
“Permits” means authorizations, licenses, permits or certificates issued by Governmental Authorities, including those issued under any Environmental Law; provided, right-of-way agreements and similar rights and approvals are not included in the definition of Permits.
“Permitted Liens” means (a) Liens for Taxes or governmental assessments, charges or claims of payment not yet delinquent or being contested in good faith by appropriate proceedings, in each case only if adequate accruals or reserves have been established in accordance with GAAP, (b) statutory Liens (including materialmen's, warehousemen's, mechanic's, repairmen's, landlord's, and other similar Liens) arising in the ordinary course of business securing payments not yet delinquent or being contested in good faith by appropriate proceedings in each case only if adequate accruals or reserves have been established in accordance with GAAP, (c) the rights of lessors and lessees under leases, and the rights of third parties under any agreement, in each case executed in the ordinary course of business, that are not, individually or in the aggregate, material to the business of the relevant Party and its Subsidiaries, taken as a whole, (d) non-exclusive licenses of Intellectual Property (1) to customers or (2) to service providers for use for the benefit of Partnership and any Partnership Subsidiary, in each case, in the ordinary course of business, (e) restrictive covenants, easements and defects, imperfections or irregularities of title or Liens, if any, of a nature that do not materially and adversely affect the assets or properties subject thereto, and which do not materially impair the occupancy or use of such property for the purposes for which it is currently used; provided that the current use of property does not materially violate such covenants, conditions, restrictions, easements, and other similar matters of record (f) preferential purchase rights and other similar arrangements with respect to which consents or waivers are obtained for the Transactions prior to the Closing, (g) restrictions on transfer with respect to which consents or waivers are obtained for the Transactions prior to the Closing, and (h) Liens created by Buyer or its successors and assigns.
“Person” means any individual, firm, corporation, partnership, limited liability company, business trust, trust, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind.
“Personal Property” has the meaning provided in Section 3.17(b).
“Purchase Price” has the meaning provided such term in Section 2.2.
“Purchased Interest” has the meaning provided such term in the recitals of this Agreement.
“Reasonable Best Efforts” means efforts in accordance with reasonable commercial practice and without the incurrence of unreasonable expense.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, placing, discarding, abandonment or disposing into the indoor or outdoor environment.
“Representatives” means, as to any Person, its Affiliates and its and their respective directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers and other agents, advisors and representatives.
“Sanctioned Country” means a country, region, or territory which is itself the subject or target of any comprehensive sanctions that broadly prohibit dealings with that country, region, or territory (at the time of this Agreement, the Crimea region of Ukraine, Cuba, Iran, North Korea and Syria).
“Sanctioned Person” means any Person with whom dealings are prohibited under any applicable Sanctions Laws, including as a result of being (a) any Person identified on any list of designated Persons maintained by the U.S. Department of the Treasury's Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, or by the United Nations Security Council, Her Majesty's Treasury of the United Kingdom, the European Union, or any European Union member state; (b) any Person ordinarily located, organized, resident in, or a Governmental Authority or government instrumentality of, any Sanctioned Country or (c) 50% or more owned or controlled by, or acting on behalf of any Person described in (a) or (b).
“Sanctions Laws” means all Laws administered or enforced by the United States government, including those administered or enforced from time to time by the Department of the Treasury's Office of Foreign Assets Control (“OFAC”), the United States Department of State, the United Nations Security Council, the European Union, Her Majesty's Treasury of the United Kingdom, or other Governmental Authority will regulatory authority over Seller, the General Partner or the Partnership Group and their respective operations from time to time, concerning economic or financial sanctions, including trade embargoes and export restrictions, the freezing or blocking of assets of targeted Persons, and the ability to engage in transactions with specified persons or countries including any Laws threatening to impose economic sanctions on any person for engaging in proscribed behavior.
“Seller” has the meaning provided such term in the preamble to this Agreement.
“Seller Approvals” has the meaning provided such term in Section 3.4.
“Seller Holdco” has the meaning provided such term in the recitals of this Agreement.
“Subsidiary” or “Subsidiaries” means with respect to any Person, any other Person of which (a) at least fifty percent (50%) of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of, or owns or controls, directly or indirectly, a majority of the general partnership interest of, such partnership.
“Tax Returns” mean any report, return, certificate, claim for refund, election, estimated tax filing or declaration required to be filed with any Governmental Authority or U.S. or non-U.S. taxing authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.
“Taxes” or “Tax” means any and all taxes, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Governmental Authority or U.S. or non-U.S. taxing authority, including, income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, tonnage, freight, escheat and unclaimed property, value-added, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum or estimated tax, including any interest, penalty, additions to tax or additional amounts imposed with respect thereto, whether disputed or not.
“Tax Proceeding” means any proceeding, judicial or administrative, involving Taxes or any audit, examination, deficiency asserted or assessment made by the IRS or any other taxing authority.
“Transaction Agreements” means this Agreement, the Merger Agreement and the Services Companies Restructuring and Purchase Agreement (as defined in the Merger Agreement).

“Transactions” means the transactions contemplated by this Agreement, the Services Companies Restructuring and Purchase Agreement (as defined in the Merger Agreement) and the Merger Agreement.
“Willful Breach” means a willful act or failure to act that is in material breach of this Agreement that is the consequence of an act or omission by a Party with the actual knowledge (or with the knowledge that a Person acting reasonably under the circumstances should have) that the taking of such act or failure to take such action would, or would reasonably be expected to, be a material breach of this Agreement. “Willfully Breached” has a correlative meaning.
Section 1.2 Rules of Construction.
(a) All article, section, schedule and exhibit references used in this Agreement are to articles, sections, schedules and exhibits to this Agreement unless otherwise specified. The schedules and exhibits attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes.
(b) If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Terms defined in the singular have the corresponding meanings in the plural, and vice versa. Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. The term “includes” or “including” shall mean “including without limitation.” The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular section or article in which such words appear.
(c) The Parties acknowledge that each Party and its attorney has reviewed this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.
(d) The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.
(e) All references to currency herein shall be to, and all payments required hereunder shall be paid in, Dollars.
(f) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.
(g) When reference is made herein to a Person, such reference shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.
(h) The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms.
(i) References in this Agreement to specific laws or to specific provisions of Laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes.
(j) The phrase “ordinary course of business” as used in this Agreement shall be deemed to mean “the ordinary course of business consistent with past practice”.
(k) The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.”
(l) References to days mean calendar days unless otherwise specified.
(m) The term “furnished” or “made available” to another Party means that, no later than 5:00 p.m. New York City time on the day prior to the date hereof, such information, document or material was made available for review by such other Party or its Representatives in the data room maintained for the Transactions or otherwise provided to such other Party or its Representatives.

(n) The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.
(o) When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is a non-business day, the period in question shall end on the next succeeding Business Day.
ARTICLE II
PURCHASE AND SALE; CLOSING
Section 2.1 Purchase and Sale of Purchased Interest. At the Closing, upon the terms and subject to the conditions set forth in this Agreement, Seller shall (and shall cause Seller Holdco to) sell, assign, transfer and convey to Buyer, and Buyer shall purchase and acquire from Seller and Seller Holdco, the Purchased Interest, free and clear of any Liens other than transfer restrictions imposed thereon by applicable securities Laws.
Section 2.2 Purchase Price. The total purchase price consideration payable by Buyer to Seller for the Purchased Interest (the “Purchase Price”) shall be $26,436,037 payable by a wire transfer payment at the Closing to an account designated by Seller at least three (3) Business Days prior to the Closing.
Section 2.3 The Closing.
(a) The closing of the transactions contemplated by this Agreement (the “Closing”) will take place by conference call and by exchange of signature pages by email or other electronic transmission (i) on the date of the “Closing” (as defined in and pursuant to the terms and conditions of the Merger Agreement) of the Merger provided that the conditions set forth in Article VII (other than any such conditions that by their nature are to be satisfied at the Closing) shall have been satisfied or, to the extent permitted by Law, waived at least three (3) Business Days prior to the Closing, and subject to the satisfaction or, to the extent permitted by Law, waiver of all of the conditions set forth in Article VII at the Closing, or (ii) at such other date as may be agreed to in writing by Seller and Buyer. The date on which the Closing actually takes place is referred to as the “Closing Date.”
(b) At the Closing, Seller will deliver the following documents and deliverables to Buyer:
(i) an assignment or assignments effecting the transfer to Buyer of ownership of all of the Purchased Interest together with certificates, if any, representing the Purchased Interest, each in form and substance reasonably acceptable to Buyer;
(ii) resolutions of the Board of Directors of Seller approving the transactions contemplated hereby;
(iii) certificates of good standing and existence as of a recent date with respect to the General Partner;
(iv) resignations of directors and officers of the General Partner as specified by the Buyer in writing at least two (2) Business Days before the Closing Date;
(v) revocations of any powers of attorney granted by the General Partner;
(vi) certificates required by Article VII; and
(vii) such other certificates, instruments of conveyance, and documents as may be reasonably requested by Buyer and agreed to by Seller prior to the Closing Date to carry out the intent and purposes of this Agreement; and
(c) At the Closing, Buyer will deliver the following documents and deliverables to Seller:
(i) resolutions of the applicable managers, directors and equity holders of Buyer as required for approval of the transactions contemplated hereby;
(ii) certificates required by Article VII; and
(iii) such other certificates, instruments, and documents as may be reasonably requested by Seller and agreed to by Buyer prior to the Closing Date to carry out the intent and purposes of this Agreement.
(d) Withholding. Buyer shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to Seller such amounts that Buyer determines are required to be deducted and withheld under the Code or any provision of state, local or foreign Tax Law, with respect to the making of such payment. To the extent that amounts are so deducted and withheld such amounts will be treated for all purposes of this Agreement as having been paid or issued to Seller.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE SELLER
Except as disclosed in the Disclosure Schedules (it being agreed that disclosure of any item in any section of the Disclosure Schedules shall be deemed disclosure with respect to any other section of this Article III to which the relevance of such item is reasonably apparent on its face), Seller hereby represents and warrants to Buyer as follows:
Section 3.1 Organization of Seller; Authorization; Enforceability. Seller is a Marshall Islands corporation, duly organized, validly existing and in good standing under the Laws of the Republic of the Marshall Islands. Seller Holdco is a Bermuda corporation, duly organized, validly existing and in good standing under the Laws of Bermuda. Seller has all requisite corporate power and authority to execute and deliver this Agreement and to perform all obligations to be performed by it hereunder. Both Seller and Seller Holdco have all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties, or conduct of its business, requires such qualification, except where the failure to be so organized and validly existing, qualified or, where relevant, in good standing, or to have such power or authority, has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The execution and delivery of this Agreement, the performance of all of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by all requisite corporate action on the part of Seller and no other corporate or similar proceeding on the part of Seller is necessary to authorize this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Seller and constitutes a valid and binding obligation of Seller enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors' rights generally and subject, as to enforceability, to general principles of equity.
Section 3.2 Organization of General Partner. The General Partner is a limited liability company duly organized, validly existing and in good standing under the Laws of the Republic of the Marshall Islands and has all requisite limited liability company or corporate power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted. Seller has made available a true, correct and complete copy of the Organizational Documents of the General Partner. All such Organizational Documents are in full force and effect and the General Partner is and has been at all relevant times in compliance with its Organizational Documents.
Section 3.3 Ownership of Purchased Interest and General Partner Interest
(a) Seller is the sole owner of Seller Holdco, which is the sole owner of the Purchased Interest and Seller Holdco has good and valid title to, holds of record and owns beneficially all of the Purchased Interest which constitutes all of the limited liability company interests of the General Partner, free and clear of any Liens other than transfer restrictions imposed thereon by applicable securities Laws. The Purchased Interest represent the only issued and outstanding equity interests or securities of the General Partner.
(b) There are no outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for equity securities, any other commitments or agreements providing for the issuance of additional equity interests or the repurchase or redemption of equity interests of the General Partner, and there are no agreements of any kind which may obligate Seller, Seller Holdco or General Partner to issue, purchase, redeem or otherwise acquire any equity interests of the General Partner. Except as reflected on Schedule 3.3, there are no voting trusts or other agreements or understandings to which the Seller, Seller Holdco or the General Partner is a party with respect to the voting or registration of Purchased Interests or other equity interest of the General Partner.
(c) The Purchased Interest is duly authorized, validly issued and outstanding and fully paid, and was issued free of preemptive rights and in compliance with applicable Laws, the Organizational Documents of the General Partner and any Contract to which the General Partner is a party. Upon consummation of the transactions contemplated hereby, Buyer will be the sole owner of the all of the limited liability company interests of the General Partner and will acquire good and valid title to all of the Purchased Interest, free and clear of any Liens other than transfer restrictions imposed thereon by applicable securities Laws or Liens created by Buyer.
(d) The General Partner is the sole owner of the General Partner Interest and has good and valid title to, holds of record and owns beneficially all of the general partner interests of the Partnership, representing a 1.75% partnership ownership interest in the Partnership. The General Partner owns 1,555,061 Notional General Partner Units (as defined in the Partnership Agreement), which constitutes all of the general partner interests of the Partnership, free and clear of any Liens other than transfer restrictions imposed thereon by applicable securities Laws.
(e) The General Partner Interest is duly authorized, validly issued and outstanding and fully paid, and was issued free of preemptive rights in compliance with applicable Laws. Upon consummation of the transactions contemplated hereby, the General Partner will be the sole general partner of the Partnership free and clear of any Liens other than transfer restrictions imposed thereon by applicable securities Laws or Liens created by Buyer.
Section 3.4 No Conflict. The execution and delivery of this Agreement by Seller and the consummation of the Transactions by Seller and its Affiliates (assuming all required filings, consents, approvals, authorizations and notices set forth in Schedule 3.4 (collectively, the “Seller Approvals”) have been made, given or obtained) do not and shall not:
(a) conflict with or violate any Law applicable to Seller, Seller Holdco, General Partner, the Partnership, any of the Partnership's Subsidiaries or “Partnership JVs” (as defined in the Merger Agreement), or any of their respective properties or assets, or require any filing with, consent, approval or authorization of, or notice to, any Governmental Authority;
(b) conflict with or result in any violation of any provision of any Organizational Document of Seller, Seller Holdco, the General Partner or the Partnership;
(c) (i) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Material Contract or any “Partnership Material Contract” (as defined in the Merger Agreement), or any Indebtedness of the Partnership, or any lease, permit, concession, franchise or right binding upon the Partnership or any of the Partnership's Subsidiaries or “Partnership JVs” (as defined in the Merger Agreement), (ii) result in the creation of any Lien upon the Purchased Interest or the General Partner Interest or any other assets, rights or properties of the General Partner or the Partnership, any of the Partnership's Subsidiaries or the “Partnership JVs” (as defined in the Merger Agreement), (iii) constitute an event which, after notice or lapse of time or both, would result in any such breach or termination, modification, cancellation or acceleration or creation of a Lien upon the Purchased Interest, the General Partner Interest or any other assets, rights or properties of the General Partner, other than in the case of clauses (a), and (c), any such violation, breach, conflict, default, termination, modification, cancellation, acceleration, right, loss or Lien that (x) has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or a Partnership Adverse Impact or (y) would not be, or would not reasonably be expected to be, material to the General Partner.
Section 3.5 Litigation. (a) There is no investigation or review pending (or, to the knowledge of Seller, threatened) by any Governmental Authority with respect to Seller, Seller Holdco or the General Partner, or any of their respective properties, rights or assets, or, to the knowledge of Seller, any of their current or former directors or executive officers, and (b) there are no claims, actions, suits or other proceedings pending (or, to the knowledge of Seller, threatened) against Seller, Seller Holdco or the General Partner, or any of their respective properties, rights or assets or, to the knowledge of Seller, any of their current or former directors or executive officers which, in the case of clause (a) or (b), would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, or as of the date hereof challenging the validity or propriety of the Transactions. None of Seller, Seller Holdco or the General Partner, or, to the knowledge of Seller, any of their respective current or former directors or executive officers is subject to any judgment, order, injunction, ruling or decree of a Governmental Authority which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. As of the date hereof, there are no claims, actions, suits or other proceedings pending (or, to the knowledge of Seller, threatened) that challenge or seek to prevent, enjoin, alter or materially delay, or recover any damages or obtain any other remedy in connection with, this Agreement or the Transactions.
Section 3.6 Brokers' Fees. Except as reflected on Schedule 3.6, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders' fee or other commission in connection with the Transactions based upon arrangements made by Seller or any of its Affiliates.
Section 3.7 Operations; Intercompany Accounts; Affiliate Arrangements; Financial Statements.
(a) The General Partner has no, and since its formation has had no, operations other than its ownership of equity interests in, and serving as the general partner of, the Partnership. The General Partner does not own any assets, property or equity interests, other than its 1.75% general partnership interests in the Partnership and the note receivable evidenced by the Subordinated Promissory Note, dated September 29, 2020, by Teekay Finance Limited in favor of the General Partner (“the Intercompany Note”), which will be cancelled prior to the Closing in exchange for 10,750,000 common units of the Partnership. The General Partner has no Subsidiaries. The General Partner has no, and has never had any, employees. The General Partner has no Indebtedness and no liabilities of any nature (whether accrued, absolute, contingent or otherwise) except its obligations under the Partnership Agreement, and other immaterial liabilities typically incurred by general partners that do not have, and have never had, any operations other than ownership of equity interests in, and serving as the general partner of, a limited partnership.
(b) Schedule 3.7(b) sets forth a true and complete list of all intercompany balances (or similar accounts) between the Seller and any of its Affiliates, on the one hand, and the General Partner, on the other hand.
(c) Except as set forth on Schedule 3.7(c), no officer, director or Affiliate of Seller, Seller Holdco or the General Partner (other than the Partnership and its Subsidiaries), and to Seller's knowledge, no individual in such officer's or director's immediate family, is a party to any agreements, arrangements, commitments or Contracts with the General Partner or has any interest in any contract, commitment, property, right, asset or interest used by the General Partner.
(d) Attached hereto as Schedule 3.7(d) are true and complete copies of the following financial statements (such financial statements, the “Financial Statements”):
(i) the unaudited balance sheet of the General Partner as of December 31, 2020 and the related unaudited income statement of the General Partner for the year ended December 31, 2020; and
(ii) the unaudited balance sheet of the General Partner as of August 31, 2021 (such date, the “Last Balance Sheet Date” and such unaudited combined balance sheet, the “Latest Balance Sheet”) and the related unaudited income statement of the General Partner for the eight-month period ended August 31, 2021.
(e) The Financial Statements have been derived from the management accounts of the relevant members of the General Partner and in accordance with the books and records of the General Partner. The Financial Statements were prepared in good faith and on a consistent basis in accordance with the GAAP, with the exception of the investment in the Partnership which will be stated at cost. The Financial Statements present fairly, in all material respects, the financial position and the results of operation of the General Partner as of the respective dates thereof or the periods then ended, as applicable (subject to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto, none of which would be material). No officer, director or employee of the General Partner or any Affiliate thereof has (A) circumvented the internal accounting controls of the General Partner, (B) falsified any of the books, records or accounts of the General Partner, or (C) made false or misleading statements to, or attempted to coerce or fraudulently influence, an accountant in connection with any audit, review or examination of the financial statements of the General Partner.
(f) Except (i) as disclosed on the Latest Balance Sheet, (ii) for liabilities incurred in the ordinary course of business since the Last Balance Sheet Date, and (iii) as expressly contemplated by this Agreement, the General Partner does not have any liabilities of any nature, whether or not accrued, contingent or otherwise that are of a type required to be recorded or reflected on consolidated balance sheet of the General Partner (or in the notes thereto) prepared in accordance with GAAP, other than those which, individually or in the aggregate, have not had, and would not reasonably be expected to have a Material Adverse Effect.
Section 3.8 Absence of Certain Changes. Except as disclosed on Schedule 3.8, since January 1, 2018, (a) there has not been any Material Adverse Effect on the General Partner, (b) the business of the General Partner has been conducted, in all material respects, only in the ordinary course consistent with past practices, and (c) the General Partner has not taken any action that would have constituted a breach of Section 5.1 of this Agreement had such action been taken after the execution of this Agreement without the prior written consent of Buyer.
Section 3.9 Contracts.
(a) Schedule 3.9(a) contains a true and complete listing of all of the material Contracts to which the General Partner is a party in its own capacity (as opposed to in its capacity as General Partner on behalf of the Partnership which such Contracts are disclosed in the Merger Agreement) (such Contracts that are required to be listed on Schedule 3.9(a) herein being “Material Contracts”).
(b) True and complete copies of all Material Contracts have been made available to Buyer.
(c) Except as set forth in Schedule 3.9(c), each Material Contract (i) is in full force and effect and (ii) represents the legal, valid and binding obligation of the General Partner and, to the Knowledge of Seller, represents the legal, valid and binding obligation of the other parties thereto, in each case enforceable in accordance with its terms. Except as set forth in Schedule 3.9(c), the General Partner and, to the Knowledge of Seller, no other party is in material breach of any Material Contract, and none of Seller, Seller Holdco or the General Partner has received any notice of termination or breach of any Material Contract.
Section 3.10 Intellectual Property.
(a) All of the Intellectual Property which is required to conduct the business of the General Partner (as currently being conducted) is listed on Schedule 3.10(a). Except as set forth in Schedule 3.10(a), no Intellectual Property listed in such schedule is subject to any outstanding injunction, order, judgment, decree, stipulation or agreement restricting the use thereof by the General Partner
(b) The General Partner owns or has the right to use, pursuant to license, sublicense, agreement or otherwise, all items of Intellectual Property. No third party has asserted against the General Partner any written claim that the General Partner is infringing the Intellectual Property of such third party, and, to the Knowledge of Seller, no third party is infringing the Intellectual Property owned by the General Partner.
Section 3.11 [Reserved]
Section 3.12 Taxes. Except as otherwise provided in Schedule 3.12,
(a) the General Partner has never made an entity classification election for U.S. federal income tax purposes pursuant to Treasury Regulations Section 301.7701-3, and its default classification for U.S. federal income tax purposes since formation has been as a corporation;
(b) the General Partner has prepared (or caused to be prepared) and timely filed or caused to be filed (taking into account valid extensions of time within which to file) all material Tax Returns required to be filed by it, and all such filed Tax Returns are true, complete and accurate in all material respects. General Partner has made available to Buyer true and correct copies of all such income or franchise Tax Returns for the three (3) year period preceding the Closing Date;
(c) all material Taxes owed by the General Partner that are due, including any such Taxes required to be withheld from amounts owing to any Person (in each case, whether or not shown on any Tax Return) have been timely withheld (if applicable) and paid;
(d) the General Partner has not waived any statute of limitations with respect to Taxes, or agreed to any extension of time with respect to a Tax assessment or deficiency;
(e) the General Partner has not constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of U.S. state, local, or non-U.S. Law) in the three (3) years prior to the date of this Agreement;

(f) no claim has been made in writing by a Tax authority in a jurisdiction where the General Partner does not file Tax Returns that such Person is or may be subject to taxation by that jurisdiction;
(g) the General Partner will not be required to include any material item of income in taxable income, or exclude any material item of deduction from taxable income, or make any material adjustment under Section 481 of the Code (or any corresponding provision of U.S. state, local or non-U.S. income Tax Law) for any taxable period (or portion thereof) ending after the Closing Date as a result of (A) any installment sale, intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any corresponding provision of U.S. state, local or non-U.S. income Tax Law), or open transaction disposition made the General Partner on or prior to the Closing Date, (B) any prepaid amount received by the General Partner on or prior to the Closing Date, (C) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of U.S. state, local or non-U.S. income Tax Law) entered into on or prior to the Closing Date, (D) any “gain recognition agreement” or “domestic use election” (or analogous concepts under U.S. state, local or non-U.S. income Tax Law), (E) a change in the method of accounting by the General Partner for a period ending prior to or including the Closing Date, or (F) election under Section 965 of the Code (or any corresponding provision of U.S. state, local or non-U.S. income Tax Law). The General Partner has not deferred, pursuant to the CARES Act, any material Taxes which have not been paid;
(h) the General Partner (i) is not a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than any customary Tax indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes), (ii) is not liable for Taxes of any other Person (other than Partnership and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any corresponding provision of U.S. state, local or non-U.S. income Tax Law) or as a transferee or successor or by Contract (other than any customary Tax indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes), and (iii) has not ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was or is the General Partner;
(i) No Tax audits or assessments or administrative or judicial Actions are pending or are threatened in writing with respect to the General Partner, and there are no matters under discussion, audit or appeal with any Governmental Authority with respect to Taxes of the General Partner;
(j) for U.S. federal income Tax purposes, the General Partner is treated as a corporation that is not, and was not in a prior period, a “controlled foreign corporation” within the meaning of section 957 of the Code or a “passive foreign investment company” within the meaning of Section 1297 of the Code. In addition, Partnership is not now subject to the requirements of section 7874 of the Code as an “expatriated entity” and, without having undertaken any special diligence of Parent' structure, Partnership is not aware of any reason why as a result of the transactions contemplated under this Agreement it would become subject to the requirements of section 7874 as an “expatriated entity” in any subsequent period;
(k) there are no material Liens for Taxes upon any property or assets of the General Partner, except for Permitted Liens; and
(l) the General Partner has not entered into any “reportable transaction” within the meaning of U.S. Treasury Regulations Section 1.6011-4(b) (or any similar provision of U.S. state, local or non-U.S. Law).
Section 3.13 Environmental Matters. Except as set forth on Schedule 3.13:
(a) the General Partner and its operations are, and since January 1, 2016 have been, in compliance in all material respects with all applicable Environmental Laws, which compliance includes the possession and maintenance of, and compliance with, all material Permits required under any applicable Environmental Laws;
(b) the General Partner is not the subject of any outstanding administrative or judicial order or judgment, agreement or arbitration award from any Governmental Authority under any Environmental Laws or with respect to any liability or other obligation regarding any Hazardous Materials, including any requiring remediation or the payment of a fine or penalty;
(c) the General Partner is not subject to any lawsuit or action pending or, to the Knowledge of Seller, threatened in writing, whether judicial or administrative, alleging noncompliance with or potential liability under any Environmental Law or any liability or other obligation regarding any Hazardous Materials;

(d) the General Partner is not responsible for any Release or threatened Release of any Hazardous Material, bilge water or ballast water at any currently or formerly owned, leased or operated real property or any other location for which the General Partner may reasonably be expected to be held liable, that could reasonably be expected to require any material investigation or remedial action by, or result in any other material liability to or obligation of, the General Partner regarding such Release or threatened Release; and
(e) the General Partner has not assumed or retained, as a result of any Contract, any liability under any Environmental Law or regarding any Materials of Environmental Concern, which would reasonably be expected to have a Material Adverse Effect on the General Partner.
Section 3.14 Permits; Compliance with Laws.
(a) Except as set forth in Schedule 3.14, the General Partner possesses or has the ability to operate under all material Permits necessary for it to own its assets and operate its business (including as the general partner on behalf of the Partnership) as currently conducted. All such Permits are in full force and effect. There are no lawsuits or other proceedings pending or, to the Knowledge of Seller, threatened in writing before any Governmental Authority that seek the revocation, cancellation, suspension or adverse modification thereof. To the Knowledge of Seller, such Permits will not be subject to suspension, modification, revocation or non-renewal as a result of the execution, delivery and consummation of the Transactions.
(b) The General Partner is in compliance in all material respects with all applicable Laws and, to the Knowledge of Seller, the General Partner has not received written notice of any violation of any Law, relating to the operation of its business or to any of its assets or operations which could reasonably be expected to material to the General Partner or prevent, materially impair or materially delay such the General Partner from complying with its obligations hereunder or the consummation of the Transactions.
Section 3.15 Insurance. Schedule 3.15 contains a summary description of all policies of property, fire and casualty, product liability, workers' compensation and other insurance held by or for the benefit of the General Partner as of the date of this Agreement. Except as reflected on Schedule 3.15, there is no claim by the General Partner pending under any of such policies as to which coverage has been denied or disputed by the underwriters of such policies. All premiums due and payable under such policies have been paid, and General Partner is in compliance and has complied with the terms and conditions of such policies. All such insurance policies are in full force and effect. No notice of cancellation or termination of, or indication of an intention not to renew, any such insurance policy has been received by the General Partner other than in the ordinary course of business in connection with normal renewals of any such insurance policies, nor does Seller have knowledge of any event which would cause such cancellation or termination of any such policy. Such insurance policies are in full force and effect and are valid and enforceable and cover against the risks as are customary in all material respects for similar general partner entities in the same or similar lines of business and as required by applicable Law.
Section 3.16 Labor Relations. Except as set forth on Schedule 3.16, none of the General Partner nor any of its Affiliates (a) is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the General Partner' Affiliates who provide services to the General Partner, and, to the Knowledge of Seller, there are no organizational campaigns, petitions or other unionization activities focusing on persons employed by the General Partner's Affiliates who provide services to the General Partner which seeks recognition of a collective bargaining unit, or (b) is subject to any strikes, material slowdowns or material work stoppages pending or, to the Knowledge of Seller, threatened in writing between the General Partner and any group of the foregoing employees. The General Partner (i) has no employees and (ii) does not maintain, contribute nor is subject to any employee benefit or welfare plan of any nature, including but not limited to, plans subject to ERISA or any employment, bonus or other compensation-related plan, agreement or arrangement with any employee or other individual service provider.
Section 3.17 Title to Properties and Related Matters.
(a) The General Partner does not own, and has never owned, any real property.
(b) Schedule 3.17(b) sets forth a list of all material personal property owned by the General Partner (“Personal Property”). The General Partner has good and valid title to, or a valid leasehold interest in, all tangible Personal Property, other than properties and assets sold or otherwise disposed of in the ordinary course of business. All such properties and assets (including leasehold interests) are free and clear of Liens except for Permitted Liens.

(c) The General Partner is not party to any real estate leases (other than in its capacity as general part of the Partnership).
(d) Except as reflected in Schedule 3.17(d), the General Partner has good and valid title to all of its Personal Property used in the ordinary conduct of its business, except for such defects in title as could not, individually or in the aggregate, reasonably be expected to materially and adversely impact the ability of the General Partner to conduct its business.
(e) Except as provided in Schedule 3.17(e), all of the facilities and other tangible Personal Property owned or leased by the General Partner in the conduct of its business are (i) in reasonable operating condition and repair, subject to ordinary wear and tear, and (ii) not in need of maintenance or repair except for ordinary, routine maintenance and repair, except for such circumstances that could not reasonably be expected to materially impact the General Partner or its operations.
(f) The General Partner has and will upon Closing have all assets, rights and properties, including any easements, rights of way and other similar property use rights, which are sufficient, in the aggregate, for the General Partner to conduct its business as currently conducted in all material respects.
Section 3.18 FCPA and Anti-Corruption.
(a) Except for those matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on the General Partner and except as set forth on Schedule 3.18:
(b) in the last five (5) years, neither the General Partner, nor any director, officer, manager or employee (when acting in their role as director, officer, manager or employee) of the General Partner, or, to Seller's knowledge, any of its agents, representatives, contractors, sales intermediaries or other third party, in each case, acting on behalf of such Person, has (i) offered, promised, provided, or authorized the provision of any money, property, or other thing of value, directly or indirectly, to any Person to improperly influence official action or secure an improper advantage, or to encourage the recipient to breach a duty of good faith or loyalty or the policies of his/her employer, or (ii) violated, conspired to violate, or aided and abetted the violation of the FCPA, Anti-Money Laundering Laws, or made a material violation of any other applicable Bribery Legislation (in each case to the extent applicable);
(c) Neither the General Partner, nor any director, officer, manager or employee of the General Partner, are, or in the past five (5) years have been, subject to any actual, pending, or, to Sellers' knowledge, threatened civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions, or made any voluntary disclosures to any Governmental Authority, involving any member of the General Partner in any way relating to applicable Bribery Legislation, including the FCPA, Sanctions Laws, Anti-Money Laundering Laws, or Export Control Laws;
(d) in the last five (5) years, the General Partner has made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the General Partner as required by applicable Bribery Legislation in all material respects;
(e) the General Partner has instituted policies and procedures reasonably designed to promote compliance with the FCPA and other applicable Bribery Legislation, Sanctions, Anti-Money Laundering Laws, and Export Control Laws, and maintained such policies and procedures in force; and
(f) to Seller's knowledge, no officer or director of the General Partner is a Government Official.
Section 3.19 Sanctions and Export Controls(s) Except as set forth in Schedule 3.19, neither the General Partner, nor any of its directors, officers or employees, nor, to the knowledge of Seller, any of the agents, managers or other third parties that act for or on behalf of the General Partner, is a Sanctioned Person. Except for those matters, which individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect on the General Partner, neither the General Partner, nor any of their respective directors, officers or employees (in the case of directors, officers or employees, when acting for or on behalf of the General Partner) or, to the knowledge of Seller, any agents, managers and other third parties when acting for or on behalf of the General Partner, (a) has in the past five (5) years engaged in or has any plan or commitment to engage in direct or indirect dealings with any Sanctioned Person or in any Sanctioned Country in violation of applicable Sanctions Law or (b) has in the past five (5) years violated, or knowingly engaged in any conduct that would reasonably be expected to result in Seller, Seller Holdco the General Partner being designated as a Sanctioned Person, (c) has been the subject of an investigation or allegation of such a violation, or (d) has otherwise violated any Sanctions Laws. The General Partner has obtained export licenses and permissions as required by, and otherwise have operated, and are presently in compliance with, the Export Control Laws.
Section 3.20 No Other Representations or Warranties. Except for the representations and warranties contained in Article IV or in the other Transaction Agreements or in any certificates delivered by Buyer in connection with the Closing, Seller acknowledges that neither Buyer nor any Representative of Buyer makes, and Seller acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Buyer or any Subsidiary of Buyer or with respect to any other information provided or made available to Seller in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to Seller or to Seller's Representatives in certain “data rooms” or management presentations in expectation of the Transactions.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES RELATING TO BUYER
Except as disclosed in the Disclosure Schedules, (it being agreed that disclosure of any item in any section of the Disclosure Schedules shall be deemed disclosure with respect to any other section of this Article IV to which the relevance of such item is reasonably apparent on its face) Buyer hereby represents and warrants to Seller as follows:
Section 4.1 Organization of Buyer. Buyer is an exempted limited partnership, duly organized, validly existing and in good standing under the Laws of the Cayman Islands.
Section 4.2 Authorization; Enforceability. Buyer has all requisite corporate or similar power and authority to execute and deliver this Agreement and to perform all obligations to be performed by it hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by Buyer, and no other corporate or similar proceeding on the part of Buyer is necessary to authorize this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Buyer, and this Agreement constitutes a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors' rights generally and subject, as to enforceability, to general principles of equity.
Section 4.3 No Conflict. The execution and delivery of this Agreement by Buyer and the consummation of the transactions contemplated hereby by Buyer (assuming all required filings, consents, approvals authorizations and notices set forth in Schedule 4.3 (collectively, the “Buyer Approvals”) have been made, given or obtained) does not and shall not:
(a) conflict with or violate any Law applicable to Buyer or require any filing with, consent, approval or authorization of, or, notice to, any Governmental Authority;
(b) conflict with or result in any violation of any provision of any Organizational Document of Buyer; or
(c) (i) result in any violation or breach any material Contract to which Buyer is a party or by which Buyer may be bound, (ii) result in default under, the termination, modification, cancellation or acceleration of (or give rise to any right to terminate, modify, cancel or accelerate) any material Contract, any material obligations thereunder or the loss of any material benefits thereunder, (iii) result in the creation of any Lien upon any of the properties or assets of Buyer or (iv) constitute an event which, after notice or lapse of time or both, would result in any such breach, termination, modification, cancellation or acceleration or creation of a Lien, in each case other than would not reasonably be expected to have a material and adverse impact on the ability of Buyer to perform its obligations hereby.
Section 4.4 Litigation. There are no claims, lawsuits, actions or other proceedings before any Governmental Authority pending or, to the Knowledge of Buyer, threatened in writing against Buyer that would reasonably be expected to have a material and adverse impact on the ability of Buyer to perform its obligations hereby, and there are no injunctions, orders, rulings or unsatisfied judgments from any Governmental Authority binding upon Buyer that would reasonably be expected to have a material and adverse impact on the ability of Buyer to perform its obligations hereby.

Section 4.5 Availability of Funds. Concurrently with the execution of this Agreement, the Buyer delivered to Seller a true and complete copy of an executed commitment letter, dated as of the date hereof, from Stonepeak Infrastructure Fund IV Cayman (AIV II) LP and Stonepeak Asia Infrastructure Fund LP (the “Equity Commitment Letter”) pursuant to which certain investors have committed to the Buyer the cash amounts necessary to satisfy at Closing the Purchase Price. As of the date hereof, the Equity Commitment Letter is a legal, valid and binding obligation of Buyer and, to the knowledge of Buyer, each other party thereto, enforceable against Buyer and, to the knowledge of Buyer, each such other party in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors' rights generally and subject, as to enforceability, to general principles of equity, and is in full force and effect. The Equity Commitment Letter provides, and will continue to provide, that Seller is a third-party beneficiary thereof and is entitled to enforce such agreement to the extent provided therein. As of the date hereof, no event or circumstance has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Buyer or, to the knowledge of Buyer, any of the other parties thereto under Equity Commitment Letter. As of the date hereof, neither Commitment Letter has been withdrawn, rescinded or terminated, or otherwise amended or modified in any respect, and assuming the satisfaction of the conditions set forth in the Equity Commitment Letter, as of the date hereof Buyer has no reason to believe that the financing contemplated by Equity Commitment Letter (the “Acquisition Financing”) will not be available as of the Closing. There are no conditions precedent related to the funding of the full amounts of the Acquisition Financing, other than as set forth in Equity Commitment Letter.
Section 4.6 Brokers' Fees. Except as reflected on Schedule 4.6 hereto, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders' fee or other commission in connection with the Transactions based upon arrangements made by Buyer.
Section 4.7 Investment Representation. Buyer is purchasing the Purchased Interest for its own account with the present intention of holding the Purchased Interest for investment purposes and not with a view to or for sale, in connection with any public distribution, of the Purchased Interest in violation of any federal or state securities Laws. Buyer has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Purchased Interest. Buyer acknowledges that the Purchased Interest has not been registered under applicable federal and state securities Laws and that the Purchased Interest may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is registered under applicable federal and state securities Laws or pursuant to an exemption from registration under any federal or state securities Laws.
Section 4.8 No Other Representations or Warranties. Except for the representations and warranties contained in Article III or in any certificates delivered by Seller in connection with the Closing, Buyer acknowledges that neither Seller nor any Representative of Seller makes, and Buyer acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Seller, the General Partner, the Partnership or any of their Subsidiaries or with respect to any other information provided or made available to Parent in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to Parent or to Parent' Representatives in certain “data rooms” or management presentations in expectation of the Transactions.
ARTICLE V
COVENANTS
Section 5.1 Conduct of Business. From the date of this Agreement through the Closing, except as set forth on Schedule 5.1, as contemplated by this Agreement, or as consented to by Buyer in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (a) Seller shall cause the General Partner to (x) operate its business in the ordinary course and (y) use Reasonable Best Efforts to preserve intact its business and its relationships with customers, suppliers and others having business relationships with the General Partner and (b) Seller shall (and shall cause Seller Holdco to) not permit the General Partner to:
(i) amend its Organizational Documents;
(ii) liquidate, dissolve, recapitalize or otherwise wind up its business;
(iii) change its historical practice for collecting accounts receivable or paying accounts payable;
(iv) enter into any new material line of business or form or enter into a material partnership, joint venture, strategic alliance or similar arrangement with a third part

(v) create any subsidiary of the General Partner;
(vi) make any loans to any other Person;
(vii) merge or consolidate with, or purchase any assets or the business of, or equity interests in, or make an investment in any Person;
(viii) incur any Indebtedness or issue or sell any notes, bonds or other securities of the General Partner (except for intercompany loans from or to Seller or its Affiliates, to be repaid in full prior to the Closing), or any option, warrant or right to acquire same;
(ix) (A) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional equity or option, warrant or right to acquire same, (B) split, combine or reclassify any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity interests, or (C) repurchase, redeem or otherwise acquire any membership, partnership or other equity interests or option, warrant or right to acquire such interests;
(x) make any material change in financial accounting policies, principles, practices or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by applicable Laws;
(xi) adopt any profit sharing, compensation, savings, insurance, pension, retirement or other benefit plan (or maintain, contribute to or become subject to any employee benefit or welfare plan of any nature, including but not limited to any plans under ERISA), or hire or employ any employees;
(xii) enter into any Material Contract;
(xiii) create or assume any Lien, other than a Permitted Lien;
(xiv) make or change any material Tax election, change any Tax accounting period for purposes of a material Tax or material method of Tax accounting, file any material amended Tax Return, settle or compromise any audit or proceeding relating to Taxes or, except in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of U.S. state, local, or non-U.S. Law) with respect to any material Tax, or surrender any right to claim a material Tax refund;
(xv) sell, assign, transfer, lease or otherwise dispose of any material assets, rights or property, including the Personal Property;
(xvi) make any capital expenditure on its own behalf or behalf of the Partnership;
(xvii) compromise or settle any material claim, litigation or proceeding of any type (except solely in the capacity as the general partner on behalf of the Partnership).
(xviii) materially reduce the amount of insurance coverage or fail to use reasonable best efforts to renew any material existing insurance policies of the General Partner;
(xix) terminate or close any facility, business or operation of the General Partner;
(xx) fail to comply with the General Partner's obligations under Section 5.1 of the Merger Agreement; or
(xxi) agree, whether in writing or otherwise, to do any of the foregoing.
Section 5.2 Access. From the date hereof through the Closing, Seller shall (and shall cause Seller Holdco to) afford to Buyer and its authorized Representatives reasonable access, during normal business hours and in such manner as not to unreasonably interfere with normal operation of its business, to all of the properties, offices, books, Contracts, personnel and records relating to the General Partner or Partnership which is held by Seller, Seller Holdco, the General Partner and the General Partner Affiliates who provide services to the General Partner, shall furnish such authorized Representatives with all financial and operating data and other information concerning the affairs of the General Partner and the General Partner's Affiliates who provide services to the General Partner as Buyer and such Representatives may reasonably request and shall instruct its Representatives and cause the General Partner to cooperate in connection with such access and disclosure obligations. Seller shall have the right to have a Representative present at all times during any such inspections, interviews, and examinations. Notwithstanding the foregoing, Buyer shall have no right of access to, and Seller shall have no obligation to provide to Buyer, information relating to (a) any information the disclosure of which would jeopardize any legal privilege available to the General Partner, Seller, Seller Holdco or any General Partner Affiliate relating to such information (provided, however, that the withholding party shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of such privilege); or (b) any information the disclosure of which would result in a violation of Law (provided, however, that the withholding party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of such Law).
Section 5.3 Third-Party Approvals. From the date of this Agreement until the Closing, each of Buyer and Seller shall, and shall cause their respective Affiliates to, use Reasonable Best Efforts to take such actions as required by Section 6.12 of the Merger Agreement to obtain the Buyer Approvals and the Seller Approvals to the extent applicable to this Agreement and the Transactions; provided that no Party or its Affiliates will be required to take any action not required under the Merger Agreement.
Section 5.4 Regulatory Filings. From the date of this Agreement until the Closing, each of Buyer and Seller shall, and shall cause their respective Affiliates to, use Reasonable Best Efforts to take such actions as required by Section 6.2 of the Merger Agreement to the extent applicable to this Agreement and the Transactions; provided that no Party or its Affiliates will be required to take any action not required under the Merger Agreement.
Section 5.5 Indebtedness. At or before Closing, Seller shall (or shall cause Seller Holdco to) cancel and contribute to the capital of the Partnership (or, as applicable, cause its Affiliates to cancel, at no cost, expense or obligation) any Indebtedness due to Seller or its Affiliates (other than the Partnership and its Subsidiaries) from the General Partner, in each case including interest and other amounts accrued thereon or due in respect thereof. The General Partner shall have no other Indebtedness as of the Effective Time.
Section 5.6 Books and Records. From and after the Closing, Buyer shall preserve and keep a copy of all books and records (other than Tax records which are addressed in Article VI) relating to the business or operations of the General Partner on or before the Closing in Buyer's possession for a period of at least seven years after the Closing Date. After such seven-year period, before Buyer shall dispose of any such books and records, Buyer shall give Seller at least ninety (90) days prior notice to such effect, and Seller shall be given an opportunity, at its cost and expense, to remove and retain all or any part of such books and records as Seller may select. Buyer shall provide to Seller, at no cost or expense to Seller, reasonable access during business hours to such books and records as remain in Buyer's possession and reasonable access during business hours to the properties and employees of Buyer and Seller in connection with matters relating to the business or operations of Seller on or before the Closing to the extent necessary for Seller's tax and financial reporting and legal compliance. Notwithstanding the foregoing, Seller shall have no right of access to, and Seller shall have no obligation to provide to Buyer, books relating to (a) any information the disclosure of which would jeopardize any legal privilege available to the General Partner or any General Partner Affiliate relating to such information (provided, however, that the withholding party will use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of such privilege); or (b) any information the disclosure of which would result in a violation of Law (provided, however, that the withholding party will use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of such Law).
Section 5.7 Permits. Seller and Buyer shall cooperate to provide all notices and otherwise take all commercially reasonable actions required to transfer or reissue any Permits, including those required under Environmental Laws, as a result of or in furtherance of the Transactions.
Section 5.8 Satisfaction of Merger Agreement Conditions. Seller shall (and shall cause Seller Holdco to) take all actions necessary (subject to compliance with applicable Law) to cause the General Partner to, and to cause the General Partner to cause the Partnership to, satisfy their respective obligations under the Merger Agreement.
Section 5.9 Termination of Intercompany Arrangements. Except for that certain Amended and Restated Omnibus Agreement among the General Partner and other entities, (a) Seller shall cause (i) all Contracts between the General Partner, on the one hand, and any of Seller or its Affiliates that are not members of the Partnership Group, on the other hand, to be terminated at or prior to the Closing, and shall cause any amounts payable thereunder to be paid as required prior to the close of business on the Business Day immediately preceding the Closing Date with no further liability or obligation on the General Partner or any member of the Partnership Group thereafter and (b) to the extent that there are receivables or payables between the General Partner, on the one hand, and any Seller or any of its Affiliates (other than members of the Partnership Group), on the other hand (the “Intercompany Payables and Receivables”), all such Intercompany Payables and Receivables shall be cancelled by the parties thereto on or prior to the Closing Date.
Section 5.10 Intercompany Note. Notwithstanding anything herein to the contrary, the Intercompany Note may be cancelled prior to the Closing in exchange for receipt by the General Partner of 10,750,000 common units of the Partnership (the “Exchanged Units”). If and when so exchanged, the Merger Consideration (as defined in the Merger Agreement) received for the Exchanged Units under the Merger Agreement shall be the sole and exclusive property of the Seller and Seller Holdco and shall be paid directly to Seller or Seller Holdco in connection with “Closing” (as defined in and pursuant to the terms and conditions of the Merger Agreement). The General Partner shall execute a direction letter to cause the Merger Consideration received for the Exchanged Units under the Merger Agreement to be paid directly to Seller and, if any Merger Consideration is received by Buyer or the General Partner for the Exchanged Units, Buyer or the General Partner, as applicable, shall hold such consideration in trust and for the benefit of Seller and shall transfer such Merger Consideration to Seller or Seller Holdco as promptly as possible after the Closing.
Section 5.11 Use of Proceeds. Seller and Seller Holdco shall not use any proceeds transferred pursuant to this Agreement, directly or knowingly indirectly, in any manner that would cause Buyer to be in violation of applicable Bribery Legislation, Anti-Money Laundering Laws, or Sanctions Laws (each as defined in the Merger Agreement).
Section 5.12 Transaction Litigation; Notices. Seller shall, and shall cause the General Partner to, provide prompt oral notice, promptly confirmed in writing, of any objection, claim, litigation or proceeding brought or threatened by any partner or other securityholder of Seller or any third party claim against Seller, any of its Subsidiaries and/or any of its or their directors or officers relating to this Agreement or any of the transactions contemplated hereby to Buyer. Seller shall, and shall cause the General Partner to, give Buyer the opportunity to participate (at Buyer's expense) in the defense, prosecution or settlement of any such objection, claim, litigation or proceeding and shall give each other the right to review and comment on all filings or responses to be made by Seller or the General Partner in connection with any such litigation or proceeding, and will in good faith take such comments into account. Seller shall not, and shall cause the General Partner not to, offer or agree to settle any such objection, claim, litigation or proceeding without Buyer's prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned); provided, that, without limiting the foregoing, each Party shall use reasonable best efforts so that any such settlement includes a full release of the other Party and its affiliates and does not impose any material injunction or other material equitable relief after the Effective Time (as defined in the Merger Agreement) upon Buyer, the Surviving Entity (as defined in the Merger Agreement) or any of their respective Affiliates.
ARTICLE VI
TAX MATTERS
Section 6.1 Tax Returns.
(a) Through the Closing, Seller shall cause the General Partner to continue its current tax treatment as a corporation for United States federal income tax purposes through the close of business on the Closing Date.
(b) The General Partner shall prepare or cause to be prepared any Tax Return to be filed on or prior to the Closing Date, and any Tax Return which relates to any period (or portion thereof) ending on or prior to the Closing Date in a manner consistent with practices followed in prior years with respect to similar Tax Returns, except as otherwise required by Law or fact.
(c) Buyer and Seller shall cooperate fully, and Buyer shall cause the General Partner to cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the preparation and filing of Tax Returns pursuant to this Section 6.1. Such cooperation shall include access to, the retention and (upon the other Party's request) the provision of records and information which are reasonably relevant to any such Tax Return or Tax Proceeding, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Buyer and Seller each agree, upon request, to use Reasonable Best Efforts to obtain any certificate or other document from any Tax authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed with respect to the transactions contemplated hereby.

Section 6.2 Transfer Taxes. All state and local transfer, sales, use, stamp, registration or other similar Taxes resulting from the purchase of the Purchased Interest will be borne fifty percent by Buyer and fifty percent by Seller. Any Tax returns and other documentation that must be filed with respect to Transfer Taxes shall be prepared and filed when due by the party primarily or customarily responsible under the applicable local law for the filing of such Tax returns or other documentation, and such party will use its commercially reasonable efforts to provide drafts of such Tax returns and other documentation to the other Party at least ten (10) Business Days prior to the due date for such Tax returns and other documentation. To the extent necessary each Party will indemnify the other Party in order to ensure that each Party has borne fifty percent of any applicable transfer Taxes.
Section 6.3 Tax Proceedings; Cooperation on Tax Matters. Buyer, the General Partner, and Seller will cooperate fully, as and to the extent reasonably requested by the other party, in connection with any Tax matters relating to the General Partner (including by the provision of reasonably relevant records or information). The party requesting such cooperation will pay the reasonable out-of-pocket expenses of the other party.
ARTICLE VII
CONDITIONS TO OBLIGATIONS
Section 7.1 Conditions to Obligations of Buyer. The obligation of Buyer to consummate the transactions contemplated hereby is subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by Buyer:
(a) Seller Approvals and Buyer Approvals shall have been duly made, given or obtained and shall be in full force and effect;
(b) (i) Each of the Fundamental Representations and Warranties and the representation and warranty contained in Section 3.8(a) shall be true and correct in all respects, except for any de minimis inaccuracies, as of the date of this Agreement and as of the Closing as though made on and as of the Closing as if made at and as of that time (other than such representations and warranties that expressly address matters only as of a certain date, which need only be true as of such certain date) and (ii) each of the other representations and warranties of Seller contained in this Agreement shall be true in all material respects as of the date of this Agreement and as of the Closing, as if made at and as of that time (other than such representations and warranties that expressly address matters only as of a certain date, which need only be true as of such certain date) without giving effect to the words “material”, “material adverse effect” or “Material Adverse Effect”;
(c) Seller shall have performed or complied in all material respects with all of the covenants and agreements required by this Agreement to be performed or complied with by it at or before the Closing;
(d) Seller shall have delivered to Buyer a certificate, dated as of the Closing Date, certifying that the conditions specified in Sections 7.1(b) and 7.1(c) have been fulfilled;
(e) No Adverse Law or Order shall have occurred and be in effect;
(f) the waiting period applicable to the consummation of the transactions contemplated hereby under any applicable Antitrust Laws shall have expired or have been terminated;
(g) Seller shall have delivered to Buyer all of the documents, certificates and other instruments required to be delivered under, and otherwise complied with the provisions of, Section 2.3(b);
(h) Since the date of this Agreement, there shall have been no occurrences that, individually or in the aggregate, have had and continue to have, or would reasonably be expected to have, a Material Adverse Effect; and
(i) The closing under the Merger Agreement shall take place concurrently with the consummation of the transactions contemplated hereby.
Section 7.2 Conditions to the Obligations of Seller. The obligation of Seller to consummate the transactions contemplated hereby is subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by Seller:
(a) Seller Approvals and Buyer Approvals shall have been duly made, given or obtained and shall be in full force and effect;

(b) Each of the representations and warranties of Buyer contained in this Agreement shall be true in all material respects as of the date of this Agreement and as of the Closing, as if made anew at and as of that time (other than such representations and warranties that expressly address matters only as of a certain date, which need only be true as of such certain date) without giving effect to the words “material” or “material adverse effect;”
(c) Buyer shall have performed or complied in all material respects with all of the covenants and agreements required by this Agreement to be performed or complied with by Buyer on or before the Closing;
(d) Buyer shall have delivered to Seller a certificate, dated as of the Closing Date, certifying that the conditions specified in Section 7.2(b) and (c) have been fulfilled;
(e) No Adverse Law or Order shall have occurred and be in effect;
(f) Buyer shall have delivered to Seller all of the documents, certificates and other instruments required to be delivered under, and otherwise complied with the provisions of, Section 2.3(c);
(g) The waiting period applicable to the consummation of the transaction contemplated hereby under the Antitrust Laws shall have expired or have been terminated; and
(i) The closing under the Merger Agreement shall take place concurrently with the consummation of the transactions contemplated hereby.
ARTICLE VIII
TERMINATION
Section 8.1 Termination. At any time prior to the Closing, this Agreement may be terminated and the transactions contemplated hereby abandoned:
(a) by the mutual consent of Buyer and Seller as evidenced in writing signed by each of Buyer and Seller;
(b) by Buyer, if there has been a material breach by Seller of any representation, warranty or covenant contained in this Agreement which breach would result in the conditions in Section 7.1(b) and (c) not being satisfied and, if such breach is of a character that it is capable of being cured, such breach has not been cured by Seller within thirty (30) days after written notice thereof from Buyer); provided, however, this Agreement may not be terminated pursuant to this Section 8.1(b) by Buyer if Buyer or its Affiliate is then in material breach of any representation, warranty, covenant or agreement set forth in this Agreement and such breach would result in a failure of one or more of the conditions set forth in Article VII;
(c) by Seller, if there has been a material breach by Buyer of any representation, warranty or covenant contained in this Agreement which breach would result in the conditions in Section 7.2(b) and (c) not being satisfied and, if such breach is of a character that it is capable of being cured, such breach has not been cured by Buyer within thirty (30) days after written notice thereof from Seller; provided, however, this Agreement may not be terminated pursuant to this Section 8.1(c) by Seller if Seller or its Affiliate is then in material breach of any representation, warranty, covenant or agreement set forth in this Agreement and such breach would result in a failure of one or more of the conditions set forth in Article VII;
(d) by either Buyer or Seller if any Governmental Authority having competent jurisdiction has issued a final, non-appealable order, decree, ruling or injunction (other than a temporary restraining order) or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated hereby provided, that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to a Party if any such order, injunction, decree, ruling or injunction was due to the material breach by such Party or its Affiliate of any representation, warranty, covenant or agreement set forth in this Agreement; or
(e) automatically upon the termination of the Merger Agreement prior to the Effective Time.
Section 8.2 Effect of Termination.
(a) In the event of termination and abandonment of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any Party hereto; provided, however, that, subject to Section 8.2(b), and Section 8.4, if this Agreement is validly terminated by a Party as a result of a Willful Breach of this Agreement by the non-terminating Party, then the terminating Party shall be entitled to all rights and remedies available under Law or equity.

(b) For the avoidance of doubt, and notwithstanding anything to the contrary in this Agreement, the payment of the Parent Termination Fee pursuant to the Merger Agreement (together with the right to specific performance prior to the termination of this Agreement in accordance with Section 9.14) shall be the sole and exclusive remedy (whether at law, in equity, in contract, tort or otherwise, and whether by or through attempted piercing of the corporate, limited liability company or partnership veil or directly or indirectly through any other Person) of the Seller or any of its Affiliates against Buyer or any of their respective Affiliates, or any direct or indirect, former, current or future, equityholder or Representative of any of the foregoing (each, a “Buyer Related Party”), for any damages, liabilities or other adverse consequences incurred by the Seller, the General Partner or any of their respective Affiliates or Representatives or any other Person for any failure by Buyer to effect the Closing for any or no reason and, without limiting the rights and remedies set forth in the Merger Agreement, any other breach by Buyer of this Agreement, the Merger Agreement and any other agreements entered in connection with the Transactions, and, without limiting the rights and remedies set forth in the Merger Agreement, the Seller, the General Partner and their respective Affiliates shall not otherwise be entitled to make any claim against any Buyer Related Parties, and the Buyer Related Parties shall have no further liability to Seller, the General Partner or any of their respective Affiliates or any other Person therefor, except that Seller may seek specific performance of Buyer's obligations hereunder as and only to the extent permitted under Section 9.14; provided, however, that in no event shall Seller, the General Partner or any of their respective Affiliates (including the Partnership) be entitled to a grant of both specific performance pursuant to Section 9.14 and the Parent Termination Fee. The Buyer Related Parties are intended third party beneficiaries of this Section 8.2(b).
Section 8.3 Survival. None of the representations, warranties, covenants or other agreements in this Agreement or in any schedule or certificate delivered pursuant to this Agreement shall survive the Closing; provided, that (i) the Fundamental Representations and Warranties and the representations and warranties in Section 3.4(a) (but limited to the transactions contemplated by this Agreement) and Section 3.12 and Section 3.17(a) and (f) shall survive following the Closing for a period of twenty-four (24) months, and (ii) all of the covenants or other agreements of the parties contained in Section 5.1 (excluding Section 5.1(b)(xx)) and Section 5.5 of this Agreement to be performed on or prior to the Closing shall survive following the Closing for a period of six (6) months; provided, however, that Seller and Seller Holdco shall not be bound to comply with such sections after Closing; and, further provided, that this Section 8.3 shall not limit any such covenant or agreement of the Parties which by its terms contemplates performance after the Closing. Such foregoing expiration shall not be effective to the extent that a valid legal claim with respect thereto was made prior to such expiration.
Section 8.4 Limitation on Damages. Notwithstanding any other provision of this Agreement, except in the case of fraud, Seller and Seller Holdco shall have no liability to any Buyer Related Party in excess of the Purchase Price, and no Party shall be liable for any speculative, indirect, consequential or punitive damages (unless awarded to a third party, and except with respect to damages that might otherwise be considered consequential damages to the extent recoverable under the applicable principles of Delaware law because they were the natural, probable and reasonably foreseeable consequence of the relevant breach or action) with respect to this Agreement. Notwithstanding the foregoing to the contrary, nothing in this Section 8.4 shall limit a claim by Seller or Seller Holdco to enforce its third party beneficiary rights under the Equity Commitment Letter in accordance with the terms hereof and of the Equity Commitment Letter prior to a valid termination of this Agreement.
Section 8.5 Non-Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto, including entities that become parties hereto after the date hereof or that agree in writing for the benefit of Seller to be bound by the terms of this Agreement, and, subject only to the specific contractual provisions hereof, no former, current or future equityholders, controlling persons, directors, officers, employees, agents or Affiliates of any party hereto or any former, current or future equityholder, controlling person, director, officer, employee, general or limited partner, member, manager, advisor, agent or Affiliate of any of the foregoing (in each case other than the parties hereto) (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any representations made or alleged to be made in connection herewith. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party. For the avoidance of doubt, nothing in this Agreement shall limit the rights or remedies of the parties to the Merger Agreement, as provided therein.
ARTICLE IX
MISCELLANEOUS
Section 9.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), by email (notice deemed given upon written confirmation of transmission) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):
(a)	If to Buyer, to:

c/o Stonepeak Infrastructure Partners
55 Hudson Yards
550 W 34th Street, 48th Floor
New York, NY 10001

Attention:	James Wyper, Senior Managing Director
Adrienne Saunders, General Counsel
Email:	wyper@stonepeakpartners.com
saunders@stonepeakpartners.com;
legalandcompliance@stonepeakpartners.com

with copies to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 100017

Attention:	Brian Chisling
Email:	bchisling@stblaw.com
(b)	If to Seller, to:

Attention: N. Angelique Burgess
Email: angelique.burgess@teekay.com

with copies to:

Attention: Arthur Bensler
Email: art.bensler@teekay.com
or to such other address or addresses as the Parties may from time to time designate in writing.
Section 9.2 Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Party, provided, however, nothing herein shall restrict Seller or Buyer from transferring its rights and obligations hereunder to one or more of its respective Affiliates. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns; provided that Seller and Buyer, as the case may be, shall continue to be responsible for such Seller's or Buyer's, as applicable, obligations under this Agreement notwithstanding such transfer.
Section 9.3 Rights of Third-Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement.

Section 9.4 Expenses. Except as otherwise provided herein, each Party shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated hereby whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants.
Section 9.5 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by e-mail of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement and shall constitute an original for all purposes.
Section 9.6 Entire Agreement. This Agreement (together with the Disclosure Schedules and exhibits to this Agreement), the Merger Agreement and the schedules and exhibits thereto and the Confidentiality Agreement (and agreements contemplated therein as part of the Transactions) constitute the entire agreement among the Parties and supersede any other prior agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Affiliates relating to the transactions contemplated hereby.
Section 9.7 Disclosure Schedules. Unless the context otherwise requires, all capitalized terms used in the Disclosure Schedules shall have the respective meanings assigned in this Agreement. No reference to or disclosure of any item or other matter in the Disclosure Schedules shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the Disclosure Schedules. No disclosure in the Disclosure Schedules relating to any possible breach or violation of any agreement or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. The inclusion of any information in the Disclosure Schedules shall not be deemed to be an admission or acknowledgment by Seller, in and of itself, that such information is material to or outside the ordinary course of the business of Seller or required to be disclosed on the Disclosure Schedules.
Section 9.8 Amendment and Modification; Waiver.
(a) Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented, only by written agreement of the Parties (by action taken by their respective boards of directors or similar governing bodies).
(b) At any time and from time to time prior to the Closing Date, either Seller, on the one hand, or Buyer, on the other hand, may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of the other Party, (ii) waive any inaccuracies in the representations and warranties made by the other Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by the other Party with any of the agreements contained herein or waive any conditions for the benefit of such Party contained herein. Any agreement on the part of Seller or Buyer to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of Seller or Buyer, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.
Section 9.9 Publicity. All press releases or other public communications of any nature whatsoever relating to the Transactions are subject to the provisions of Section 6.3 of the Merger Agreement with the same effect as if set forth herein with respect to the parties hereto.
Section 9.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.
Section 9.11 Governing Law; Jurisdiction.
(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other jurisdiction, except to the extent that the law of the Republic of the Marshall Islands is mandatorily applicable to the transactions contemplated hereby.

(b) Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the matter that is the subject of the action or proceeding is vested exclusively in the federal courts of the United States of America, the federal court of the United States of America sitting in the District of Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the matter that is the subject of the action or proceeding is vested exclusively in the federal courts of the United States of America, the federal court of the United States of America sitting in the District of Delaware, as applicable, and any appellate court from any thereof, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the matter that is the subject of the action or proceeding is vested exclusively in the federal courts of the United States of America, the federal court of the United States of America sitting in the District of Delaware, as applicable, and any appellate court from any thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the jurisdiction or laying of venue of any such action or proceeding in such courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the Parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 9.11(b) in the manner provided for notices in Section 9.1. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law.
Section 9.12 Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, PROCEEDING OR COUNTERCLAIM, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.
Section 9.13 Further Assurances. Following the Closing, each of the Parties hereto shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances, and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement.
Section 9.14 Specific Performance.
(a) The Parties agree that irreparable injury will occur in the event that any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached. It is agreed that prior to the termination of this Agreement pursuant to ARTICLE VIII, each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, to a decree or order of specific performance to specifically enforce the terms and provisions of this Agreement and to any further equitable relief. Each of the Parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. Each of the Parties hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief.
(b) The Parties' rights in this Section 9.14 are an integral part of the Transactions and each Party hereby waives any objections to any remedy referred to in this Section 9.14 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). For the avoidance of doubt, each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any Party. In the event any Party seeks any remedy referred to in this Section 9.14, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.
[Signature page follows]

IN WITNESS WHEREOF this Agreement has been duly executed and delivered by Seller as of the date first above written.
SELLER:

TEEKAY CORPORATION

By:	/s/ Art Bensler
Name:Art Bensler
Title:Corporate Secretary
[Signature Page to Limited Liability Company Interest Purchase Agreement]

IN WITNESS WHEREOF this Agreement has been duly executed and delivered by Buyer as of the date first above written.
BUYER:

STONEPEAK INFRASTRUCTURE FUND IV CAYMAN (AIV III) LP

By:	Stonepeak Infrastructure Fund IV Cayman LP, its general partner

By:	Stonepeak Infrastructure Fund IV Cayman Ltd, its general partner

By:	/s/ James Wyper
Name:	James Wyper
Title:	Senior Managing Director

[Signature Page to Limited Liability Company Interest Purchase Agreement]

ANNEX D
[Letterhead of Houlihan Lokey Capital, Inc.]
CONFIDENTIAL
October 3, 2021
The Conflicts Committee of the Board of Directors of Teekay GP L.L.C.
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton HM 08 Bermuda
Dear Ladies and Gentlemen:
We understand that (i) Teekay Corporation, a Republic of Marshall Islands corporation (“Parent”) indirectly owns (a) 100% of the equity interests in Teekay GP L.L.C., a Republic of Marshall Islands limited liability company (“GP”), which owns an approximate 1.7% general partner interest in Teekay LNG Partners L.P., a Republic of Marshall Islands limited partnership (“LP” and such interest, the “Parent GP Interest”; GP and LP are collectively referred to herein as the “LNG Entities”), (b) approximately 41% of the outstanding common units (“Common Units”) representing limited partner interests in LP (the “Parent LP Interest”), and (c) 100% of the equity interests in Teekay Shipping Limited (the “Management Services Company”), a Bermuda Corporation (the “Parent Shipping Interest”; the Parent GP Interest, Parent LP Interest and Parent Shipping Interest are collectively referred to herein as the “Parent TGP Interests”), (ii) Parent is contemplating certain strategic alternatives, including a potential strategic transaction or series of strategic transactions resulting in a sale of the Parent TGP Interests (“Parent TGP Transaction”) and (iii) in connection with Parent’s consideration of a Parent TGP Transaction, the LNG Entities are considering entering into an Agreement and Plan of Merger by and among Stonepeak Infrastructure Fund IV (AIV III) LP (“Stonepeak”), Limestone Merger Sub, Inc., (“Merger Sub”), LP and GP pursuant to which Merger Sub will be merged with and into LP, with LP surviving the merger (the “TGP Transaction”). We further understand that the Conflicts Committee (the “Committee”) of the Board of Directors of GP (the “Board”), which is composed solely of independent directors, is empowered to consider certain matters related to the TGP Transaction. The right of each holder of Common Units to receive cash in an amount of US$17.00 per Common Unit, without interest, is referred to herein as the “Consideration.”
The Committee has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Committee as to the fairness, from a financial point of view, to the holders of Common Units other than GP and its affiliates (the “Affiliated Holders”), of the Consideration to be received in the TGP Transaction.
In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:
1.	reviewed the following agreements and documents (collectively, the “Transaction Agreements”):
(a)	Draft dated October 3, 2021, of the Agreement and Plan of Merger by and among Stonepeak, Merger Sub, LP and GP;
(b)	Draft dated October 3, 2021, of the Limited Liability Company Interest Purchase Agreement by and between Parent and Stonepeak;
(c)	Draft dated October 3, 2021, of the Voting and Support Agreement by and among Parent, Teekay Finance Limited, a Bermuda corporation, and Stonepeak;
(d)
Draft dated October 3, 2021 of the Management Services Restructuring and Purchase Agreement, by and among Parent, Teekay LNG Operating L.L.C. (“OpCo”), a Republic of Marshall Islands limited liability company, and Stonepeak;

(e)	Draft dated October 3, 2021 of the Transition Services Agreement by and among Parent, OpCo and Stonepeak;
(f)	Draft dated October 3, 2021 of the Restrictive Covenant and License Letter Agreement by and between Parent and Stonepeak;

2.
reviewed certain publicly available business and financial information relating to the LNG Entities that we deemed to be relevant, including certain publicly available research analyst estimates (and adjustments thereto) with respect to the future financial performance of the LNG Entities;

3.
reviewed certain business and financial information and certain other information relating to the historical, current and future operations, financial condition and prospects of the LNG Entities, each as made available to us by representatives of the LNG Entities, including financial projections prepared by management of the LNG Entities on a status quo basis for the fiscal years ending 2021 through 2030;

4.
spoken with certain members of management of the LNG Entities and certain of their respective representatives and advisors regarding the respective businesses, operations, financial condition and prospects of each of the LNG Entities, the TGP Transaction and related matters;

5.	considered the financial and operating performance the LNG Entities in relation to that of other companies that we deemed to be relevant;
6.	considered the publicly available financial terms of certain transactions that we deemed to be relevant;
7.
reviewed the current and historical market prices and trading volume for certain of the LNG Entities’ publicly traded securities, and the current and historical market prices of the publicly traded securities of certain other companies that we deemed to be relevant; and

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.
We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the LNG Entities has advised us, and we have assumed, that the financial projections reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the LNG Entities as to the future financial results and condition of the LNG Entities and the other matters covered thereby, and we express no opinion with respect to such projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the businesses, assets, liabilities, financial condition, results of operations, cash flows or prospects of the LNG Entities since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.
We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Transaction Agreements and all other related documents and instruments that are referred to therein are true and correct in all material respects, (b) each party to the Transaction Agreements and other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the TGP Transaction will be satisfied without material waiver thereof, and (d) the TGP Transaction will be consummated in a timely manner in accordance with the terms described in the Transaction Agreements and other related documents and instruments, without any material amendments or modifications thereto. We have relied upon and assumed, without independent verification, that (i) the TGP Transaction will be consummated in a manner that complies in all respects with all applicable foreign, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the TGP Transaction will be obtained and that no material delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of the LNG Entities or otherwise have an effect on the TGP Transaction, the LNG Entities, or any expected benefits of the TGP Transaction that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of any draft documents identified above will not differ in any material respect from the drafts of said documents we reviewed.
Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the LNG Entities or any other party, nor were we provided with any such appraisal or evaluation (other than with respect to certain LNG vessel appraisal values). We did not estimate, and express no opinion regarding, the liquidation value of any entity or business or the solvency of any party under any applicable laws relating to bankruptcy, insolvency or similar matters. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the LNG Entities are or may be a party or are or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the LNG Entities are or may be a party or are or may be subject.
We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the TGP Transaction, the securities, assets, businesses or operations of the LNG Entities or any other party, or any alternatives to the TGP Transaction, (b) negotiate the terms of the TGP Transaction, or (c) advise the Committee or any other party with respect to alternatives to the TGP Transaction. We express no view or opinion as to any such matters, including the terms that could have been obtained if any of the foregoing had been undertaken. Representatives of the LNG Entities have advised us, and we have relied upon and assumed, without independent verification, that the terms of the TGP Transaction have been negotiated on an arms-length basis. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events or information occurring or coming to our attention after the date hereof. Furthermore, as the Committee is aware, there is significant uncertainty as to the potential direct and indirect business, financial, economic and market implications and consequences of the spread of the coronavirus and associated illnesses and the actions and measures that countries, states, localities, central banks, international financing and funding organizations, stock markets, businesses and individuals may take to address the spread of the coronavirus and associated illnesses including, without limitation, those actions and measures pertaining to fiscal or monetary policies, legal and regulatory matters and the credit, financial and stock markets (collectively, the “Pandemic Effects”), and the Pandemic Effects could have a material impact on our analyses and this Opinion. As the Committee is aware, the oil and gas industry is experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the LNG Entities or the TGP Transaction. We have not been requested to address, and this Opinion does not expressly address, a sale of the Management Services Company or the allocation of value or consideration with respect to or attributed to the Management Services Company.
We understand that the Board has retained Morgan Stanley as a financial advisor to, among other things, solicit and/or review third-party indications of interest in the TGP Transaction and render a fairness opinion. Houlihan Lokey expressly disclaims any and all responsibility for Morgan Stanley’s opinion or analysis, and any and all liability, whether direct or indirect, in contract or tort or otherwise, to any person in connection with such materials.
This Opinion is furnished solely for the use of the Committee (solely in its capacity as such) in connection with its evaluation of the TGP Transaction and may not be relied upon by any other person or entity (including, without limitation, any other recipient of this Opinion, Parent, the Board, the LNG Entities security holders, creditors or other constituencies of the LNG Entities, notwithstanding that Houlihan Lokey’s fees and expenses will be paid by the LP) or used for any other purpose without our express prior written consent. This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to the Committee, any security holder or any other party or person as to how to vote or act with respect to any matter relating to the TGP Transaction or otherwise. Except as expressly allowed pursuant to the letter agreement dated as of August 9, 2021, by and among Houlihan Lokey, the Committee and the LNG Entities, this Opinion may not be disclosed, reproduced, disseminated, quoted, summarized or referred to at any time, in any manner or for any purpose, nor shall any references to Houlihan Lokey or any of its affiliates be made, without the prior written consent of Houlihan Lokey, which consent shall not be unreasonably withheld, conditioned or delayed.
In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, Parent, the LNG Entities or any other party that may be involved in the TGP Transaction and their respective affiliates or security holders or any currency or commodity that may be involved in the TGP Transaction.
Houlihan Lokey and/or certain of its affiliates have in the past provided investment banking, financial advisory and/or other financial or consulting services to the LNG Entities, for which Houlihan Lokey and its affiliates have received and may receive compensation, including, among other things, having acted as financial advisor to the Committee in connection with its evaluation of the elimination of the GP’s Incentive Distribution Rights in 2020.

Houlihan Lokey and certain of its affiliates may provide investment banking, securities trading, financing, financial advisory and/or other financial or consulting services and other commercial and investment banking products and services to one or more of the LNG Entities, Parent, other participants in the TGP Transaction or certain of their respective affiliates or security holders (including, Stonepeak Partners L.P. (“Stonepeak Partners”)), or one or more security holders or affiliates of, and/or portfolio companies of investment funds affiliated or associated with, Stonepeak Partners (collectively, with Stonepeak Partners, the “Stonepeak Group”) in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by Stonepeak Partners, other participants in the TGP Transaction or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with the members of the Stonepeak Group, other participants in the TGP Transaction or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, one or more of the LNG Entities, Parent, members of the Stonepeak Group, other participants in the TGP Transaction or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.
We will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the TGP Transaction or any related transaction or the conclusion contained in this Opinion. The Committee and the LP have agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.
We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Committee, the Board, Parent or the LNG Entities or their respective security holders or any other party to proceed with or effect the TGP Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the TGP Transaction or otherwise (other than the Consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the TGP Transaction to the holders of any class of securities, creditors or other constituencies of Parent or the LNG Entities, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the TGP Transaction as compared to any alternative business strategies or transactions that might be available for Parent or the LNG Entities or any other party, (v) the fairness of any portion or aspect of the TGP Transaction to any one class or group of Parent or the LNG Entities or any other party’s security holders or other constituents vis-à-vis any other class or group of Parent or the LNG Entities or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) the valuation of the Management Services Company, (vii) the solvency, creditworthiness or fair value of Parent or the LNG Entities, or any other participant in the TGP Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the TGP Transaction, any class of such persons or any other party, relative to the Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Committee, on the assessments by the Parent, the Committee and the LNG Entities and their respective advisors, as to all legal, regulatory, accounting, insurance, tax and other similar matters with respect to Parent or the LNG Entities and the TGP Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received in the TGP Transaction by the holders of Common Units other than the Affiliated Holders, is fair, from a financial point of view, to such holders.
Very truly yours,

/s/ Houlihan Lokey Capital, Inc.

HOULIHAN LOKEY CAPITAL, INC.

ANNEX E
October 3, 2021
Board of Directors
Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P.
4th Floor Belvedere Building
69 Pitts Bay Road
Hamilton, Bermuda D0 HM 08
Members of the Board:
We understand that Teekay LNG Partners L.P. (the “Partnership”), Teekay GP LLC, the general partner of the Partnership (the “General Partner”), Stonepeak Infrastructure Fund IV (AIV III) L.P. (the “Buyer”), which is controlled by Stonepeak Infrastructure Partners (the “Sponsor”), and Limestone Merger Sub, Inc., a wholly owned subsidiary of the Buyer (“Acquisition Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated October 2, 2021 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of Acquisition Sub with and into the Partnership. Pursuant to the Merger, each outstanding common unit of the Partnership (the “Partnership Common Units”), other than common units held by the Partnership or its wholly owned subsidiaries or by the Buyer or its wholly owned subsidiaries, will be converted into the right to receive $17.00 per common unit in cash (the “Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement. We further understand that approximately 41.3% of the outstanding Partnership Common Units are owned by Teekay Corporation (“Holdings”) and that Holdings also owns and controls the General Partner, which owns a 1.8% general partner interest in the Partnership.
You have asked for our opinion as to whether the Consideration to be received by the holders of Partnership Common Units pursuant to the Merger Agreement is fair from a financial point of view to such holders of Partnership Common Units (other than Holdings and the Sponsor and its affiliates).
For purposes of the opinion set forth herein, we have:
1)	Reviewed certain publicly available financial statements and other business and financial information of the Partnership;
2)	Reviewed certain internal financial statements and other financial and operating data concerning the Partnership;
3)	Reviewed certain financial projections prepared by the management of the Partnership;
4)	Discussed the past and current operations and financial condition and the prospects of the Partnership with senior executives of the Partnership;
5)	Reviewed the reported prices and trading activity for the Partnership Common Units;
6)
Compared the financial performance of the Partnership and the prices and trading activity of the Partnership Common Units with that of certain other publicly-traded companies comparable with the Partnership, and their securities;

7)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;
8)	Participated in certain discussions and negotiations among representatives of the Partnership and the Buyer and their financial and legal advisors;
9)
Reviewed the Merger Agreement, the Limited Liability Company Interest Purchase Agreement, substantially in the form of the draft dated October 2, 2021, between Teekay Holdings Limited (the “GP Seller”) and an affiliate of the Sponsor pursuant to which such affiliate of the Sponsor will purchase the General Partner immediately prior to or concurrently with the Merger (the “GP Purchase Agreement”), the Management Services Restructuring and Purchase Agreement, substantially in the form of the draft dated October 2, 2021, between Holdings and an affiliate of the Sponsor pursuant to which such affiliate of the Sponsor will purchase certain companies that provides services to the Partnership and its subsidiaries and joint ventures immediately prior to or concurrently with the Merger (the “Services Companies Restructuring and Purchase Agreement”) and certain related documents; and

10)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Partnership, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Partnership of the future financial performance of the Partnership. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Partnership and its legal, tax and regulatory advisors with respect to legal, tax and regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Partnership’s officers or employees, or any class of such persons, relative to the Consideration to be received by the holders of Partnership Common Units in the Merger. We express no opinion with respect to the fairness of the amount or nature of the compensation to the GP Seller pursuant to the GP Purchase Agreement or to Holdings pursuant to the Services Companies Restructuring and Purchase Agreement, in each case relative to the Consideration to be received by the holders of Partnership Common Units in the Merger. We express no opinion as to the relative fairness of the treatment of any series of preferred units of the Partnership. We have not made any independent valuation or appraisal of the assets or liabilities of the Partnership, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.
We have acted as financial advisor to the Board of Directors of the General Partner in connection with this transaction and will receive a fee for our services, which is contingent upon the closing of the Merger. In addition, the Partnership has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. In the two years prior to the date hereof, we have provided financial advisory and financing services for the Sponsor and its affiliates and the Partnership and have received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to the Sponsor and the Partnership and their respective affiliates in the future and would expect to receive fees for the rendering of these services. In addition, Morgan Stanley, its affiliates, directors or officers, including individuals working with the Partnership in connection with this transaction, may have committed and may commit in the future to invest in private equity funds managed by the Sponsor.
Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Sponsor and its affiliates, the Partnership, Holdings, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.
This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the General Partner and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Partnership is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, Morgan Stanley expresses no opinion or recommendation as to how the holders of Partnership Common Units should vote at the meeting of holders of Partnership Common Units to be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of Partnership Common Units pursuant to the Merger Agreement is fair from a financial point of view to such holders of Partnership Common Units (other than Holdings and the Sponsor and its affiliates).
Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Wiley Griffiths
Wiley Griffiths
Managing Director

TEEKAY

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on November 30, 2021. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. ET on November 30, 2021. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommends you vote FOR proposals 1 and 2.

	Yes	No
Please indicate if you plan to attend this meeting	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

0000522522_1 R1.0.0.177

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting:
The Proxy Statement is available at www.proxyvote.com

TEEKAY LNG PARTNERS L.P.
Special Meeting of Common Unitholders
December 1, 2021, 1:00 PM Atlantic (Bermuda) Time
This proxy is solicited by the Board of Directors

The unitholder(s) hereby appoint(s) each of N. Angelique Burgess and Stacy Grant, as proxies, with the power to appoint her substitute, and hereby authorize(s) her to represent and to vote, as designated on the reverse side of this ballot, all of the Common Units of TEEKAY LNG PARTNERS L.P. that the unitholder(s) is/are entitled to vote at the Special Meeting of Common Unitholders to be held at 1:00 p.m. Atlantic (Bermuda) Time on December 1, 2021, at Conyers Dill & Pearman Limited, Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side

0000522522_2 R1.0.0.177